Exhibit 1

Safe. 2020 Essential. Integrated Report Resilient.Exhibit 1 Safe. 2020 Essential. Integrated Report Resilient.

Table of Contents

Company Overview 3
CEMEX at a Glance 3
Performance and Progress Highlights 4
Our Response to COVID-19 5
Letter to Stakeholders 7

How We Create Value 10
CEMEX Value Creation Model 11
Material Priorities 12
Engaging Our Stakeholders 13
Net Value We Create for Society 16
Contribution to the Sustainable Development Goals 17
Our 2030 Sustainability Targets 18

Our Performance in 2020 19
Financial Performance 20
Our Health and Safety Commitment 25
Climate Action 30
Delivering a Superior Customer Experience 40
Innovation in our Product and Solutions Portfolio 44
Metropolises and Urbanization Solutions 49
Environmental Excellence 52
Building a Better Workforce Experience 58
Responsible Sourcing 64
Social Impact 67

Governance 76
Board of Directors 78
Board Committees 81
Executive Committee 82
Ethics and Compliance 84
Risks and Opportunities 87
Our Commitment to Respect Human Rights 93

Results in Detail 97
Financial Information 98
Non-Financial Information 181

About This Report 188
Scope and Boundaries 189
External Advisory Panel Members and Statement 191
Terms We Use 194
Investor, Media, and Sustainability Information 196

ESG Performance and Disclosure
Ratings and Standards

CX LISTED NYSE


5 Our Response to COVID-19


21 Advancing Towards our Operation Resilience Goals


26 Behaviors that Save Lives: Replicated and Monitored Globally


32 Our 2030 CO_2 Reduction Target and Roadmap


41 Digital Innovation to Deliver a Superior Customer Experience


49 Providing Means for Sustainable Urbanization


67 Engaging our Communities During the COVID-19 Pandemic

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 3

CEMEX at a Glance

CEMEX is a leading vertically integrated heavy building materials company focused on four core businesses—Cement, Ready-Mix Concrete, Aggregates, and Urbanization Solutions.

Our high-quality products and innovative solutions across the construction value chain aim to exceed our customers' expectations and sustainably meet society's growing needs.

We seek to provide a superior customer experience as the foundation for long-lasting partnerships. To this end, we continuously tailor our products and solutions to suit our customers' specific needs and ensure their satisfaction. This is not only our best competitive advantage, but also essential to our global business strategy.

CEMEX started doing business in 1906 and has grown from a local player to one of the top global companies in the industry. With more than 41,000 employees worldwide, CEMEX is strategically positioned in the Americas, Europe, Middle East, Asia, and Africa.

People	Cement	Ready-Mix Concrete	Aggregates	Terminals
+41 thousand employees	64 cement and grinding plants	1,348 plants	246 quarries	269 land distribution centers
	92 million tons installed production capacity	47 million m³ annual sales volume	133 million tons annual sales volume	68 marine terminals


CEMEX


CEMEX







Our Core Businesses

Cement
A binding agent, when mixed with aggregates and water, produces either ready-mix concrete or mortar.

Ready-Mix Concrete
A combination of cement, aggregates, admixtures, and water.

Aggregates
Obtained from land-based sources or by dredging marine deposits.

Urbanization Solutions
Leverages our competitive advantages to capture new urbanization business opportunities with a value proposition based on sustainability.

Our Global Presence


USA
8,489 employees
Europe, Middle East, Asia & Africa (EMEAA)¹
11,819 employees
Mexico
12,189 employees
South America, Central America & the Caribbean (SCA&C)²
5,300 employees
Other³
3,866 employees

As of December 31, 2020
1. Includes operations in Croatia, Czech Republic, France, Germany, Poland, Spain, the United Kingdom, Egypt, Israel, the Philippines, and the United Arab Emirates.
2. Includes operations in Barbados, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Jamaica, Nicaragua, Panama, Peru, Puerto Rico, Trinidad and Tobago, as well as other operations in the Caribbean region.
3. Includes Neoris and employees performing corporate functions in different locations.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 4

Performance and Progress Highlights

US$13 Billion
Net Sales
+1% vs. 2019

US$2.5 Billion
EBITDA
+7% vs. 2019

19% EBITDA Margin
+0.9pp vs. 2019

US$1 Billion
Net Debt Reduction
excluding FX impact

Lowest Opex / Sales
in history reaching **9.4%**

US$3.2 Billion
Entered into a Sustainability-Linked Loan, one of the largest in the world

96%
of our operations had zero fatalities and injuries

-83%
fatalities and
-77%
LTIs in the last decade

+61%
global sales
processed through CEMEX Go

68 Global Net Promoter Score
highest ever achieved

Vertua
Global launch
of our first net-zero CO_2 concrete solution

-35% net CO_2
2030 Target and Roadmap validated by Carbon Trust

29%
clean electricity in cement

91%
of our cement plants co-processed alternative fuels

Significant clinker factor drop
~1 pp vs. 2019

97%
of clinker produced with continuous monitoring of major emissions

Waste consumption from other industries
31 times larger
vs. waste sent to landfills

98%
targeted quarries
implemented Biodiversity Action Plans

2030 roadmap definition for **Water Action Plans** in priority sites

+20,000
employee hours invested in volunteering programs

+23 million
people positively impacted by social initiatives since 1998

150%
annual improvement on Employee Net Promoter Score

63%
critical supplier spend underwent sustainability assessment

Contractors' H&S verification for
82%
procurement spend

As of December 2020
* Net sales and EBITDA on a like to like basis

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 5

Our Response to COVID-19

At CEMEX, we take pride in how we responded to the unprecedented challenges of COVID-19. In a year that was extremely demanding, we responded with discipline, agility and resilience—all characteristic traits of our company.



Going the Extra Mile During the Pandemic

The true spirit of working as One CEMEX emerges in challenging situations. Our people navigated through the COVID-19 pandemic with intention, purpose, resilience, and adherence to our company's values. We thank them for their efforts to keep our families, colleagues, and themselves safe while protecting the health and wellbeing of our customers and communities.

- We profoundly appreciate the efforts of **our frontline employees**, as well as all staff who continue to work remotely to responsibly serve our customers and operations.
- Our **CEMEX healthcare professionals** have been providing valuable support since the pandemic started. We recognize their constant efforts working with our colleagues and their families, looking after their well-being.
- We are grateful to our **more than 2,000 CEMEX COVID Coordinators** around the world for their ongoing work to monitor and help keep our employees and contractors safe at our worksites during this pandemic.
- The **Global Rapid Response Teams** have done an amazing job in ensuring we deploy a common strategy worldwide focused on implementing our protocols to provide a safe work environment and ensuring our ability to keep serving our customers in the safest possible way. Mostly because of this, the number of infections recorded at CEMEX was barely a third of the average number recorded in the countries where we operate.

We are deeply saddened by the loss of colleagues and family members to COVID-19. We recognize each of them and extend our heartfelt sentiments to their loved ones.



Remaining Focused on Health & Safety

We acted swiftly and remained focused on protecting the health of our employees and their families, our contractors, customers, and suppliers, and the communities in which we operate.

- **52 Hygiene and Safety Protocols** to protect our employees, families, contractors, suppliers, customers, and communities
- **Behaviors that Save Lives Campaign** to create awareness of protocols to help mitigate or avoid virus contagion
- **+2,000** COVID Coordinators
- **Global Rapid Response Teams** activated in all regions
- **CEMEX Unite volunteers** donating time and skills globally to support our communities

Learn more in Our Commitment to Health and Safety, pages 25-29 and Social Impact, pages 67-75 of this report ▸

We are grateful to our employees who have risen to the challenge of COVID-19.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 6



Continuing to Serve Our Customers Safely and Reliably

The investment we made in our digital platforms over the last three years paid off during the pandemic. CEMEX Go was instrumental in allowing our customers and employees to work remotely with seamless efficiency.

Our product technologies proved particularly useful to help reactivate construction sites, and we maintained continuous, effective communication with our suppliers to closely monitor our critical supply chain.

Learn more: Delivering a Superior Customer Experience, pages 40-43 ▸

Innovation in our Product and Solutions Portfolio, pages 44-48 ▸

Responsible Sourcing, pages 64-66 ▸

Restarting Together

CEMEX, together with 11 companies including Telefónica, BCG, and Microsoft, launched Restarting Together, a global challenge to encourage startups and small and medium-sized businesses to find innovative projects that will expedite economic recovery and a return to normality after the COVID-19 pandemic.

To learn more about the initiative, go to www.restartingtogether.com.

Helping Our Communities Remain Resilient

We acted swiftly and remained focused on protecting the health of our employees and their families, our contractors, customers, and suppliers, and the communities in which we operate.

- **+3.6 million m² of public health spaces sanitized** —the area of 500 soccer fields
- **+1.75 million Personal Protection Equipment** and **1.75 million medical supplies** donated
- **52 hygiene and safety protocols** shared and replicated externally through more than 80 partners
- The Keep Rolling campaign had the highest organic engagement rate for all campaigns ever featured in our social media channels.
- CEMEX trucks branded to create awareness

Learn more: Social Impact, pages 67-75 ▸



CEMEX mixers in key markets were specially branded to reinforce and amplify the COVID-19 preventive messaging, reminding people to continue taking precautions with a positive forward-looking attitude.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 7

Dear fellow stakeholders:

Left:
Rogelio Zambrano
Chairman of the Board of Directors

Right:
Fernando A. González
Chief Executive Officer





We will continue to focus on staying safe and providing essential products and services to the markets we serve.

We reacted to the immediate challenges of the COVID-19 pandemic by focusing on three priorities.

2020 was undoubtedly a very challenging year, with COVID-19 abruptly upending every aspect of our lives and disrupting every industry worldwide. At CEMEX, that uncertainty and the challenges it posed brought out the best in our people. It also revealed the essential nature of our products and services, the value we bring to our customers, and the strength and resiliency of our business.

As soon as the COVID-19 threat emerged, we activated Rapid Response Teams to swiftly adapt to the new conditions and introduce preventive measures within CEMEX. We focused on three priorities: (1) protecting the health and safety of our employees and their families, our contractors, customers, and suppliers, and the communities in which we operate; (2) continuing to serve our customers both safely and reliably by leveraging our digital technologies; and (3) strengthening our liquidity position through various bold actions.

Regarding our first priority, in accordance with global, national, and local health authority recommendations, CEMEX developed and implemented more than 50 strict hygiene and safety protocols to mitigate the risk of contagion throughout our worldwide sites and operations. As many governments designated construction to be an essential service, our proactive approach to health and safety enabled us to contribute substantially to the important role that the construction industry has in building and maintaining the critical infrastructure required to face the challenges of the pandemic, and to lead economic recovery going forward. This was also instrumental to the success and continuity of our operations.

We also provided wide support to our communities during the pandemic, including providing humanitarian aid, organizing voluntary donations, sanitizing outdoor public health areas, and widely distributing the anti-bacterial disinfectant we produced in some of our plants.

We are grateful to our employees who have risen to the challenge of COVID-19 and adjusted their work habits to act safely and effectively while still delivering results. Regretfully, we have lost treasured colleagues during this unprecedented pandemic. We recognize these individuals and their significant contributions to the company and extend our deepest sympathies to their families and friends.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 8





Given the growth potential we foresee in this line of business for the coming years, we will continue to invest in Urbanization Solutions.



In 2020, we significantly increased activity on our ZERO4Life objective. We attained a low level of employee lost-time injuries (LTIs) for the sector and made progress across most of our countries, resulting in 96% of our operations reaching zero fatalities and LTIs.

In this year of disruption, we also focused on ensuring that our customers continued to have the best experience doing business with us. The investment we made in our digital platforms over the last three years paid off during the pandemic. CEMEX Go was instrumental in allowing our customers and employees to work remotely with seamless efficiency and consistently, safely, and reliably deliver our products despite the challenging circumstances. By year-end, we processed over 61% of our total global sales digitally through CEMEX Go, with a 90% overall usage rate among recurring customers and high levels of customer satisfaction.

Our customers awarded us with a Net Promoter Score of 68 points, an increase of 18 points compared to the prior year, meeting and surpassing our 2030 goal.

To respond to important market changes in outlook resulting from the pandemic, we launched Operation Resilience. This is our medium-term strategy designed to achieve greater sustained growth and, in turn, to create more value for our stakeholders. Despite the volatility of 2020, we made progress against these medium-term goals, significantly increasing our operating results and margins as well as free cash flow. Our net sales increased 1%, to US$13 billion, and our Operating EBITDA increased by 7%, to US$2.5 billion, both on a like-to-like basis. EBITDA margin expanded 0.9 percentage points to 19%, supported by improved operating performance, cost reduction efforts, and our lowest operating expenses as a percentage of sales in our history.

We increased our financial flexibility with the successful amendment of our bank debt under our Facilities Agreement. This transaction underscored our commitment to a carbon-neutral economy by incorporating green metrics and is one of the largest sustainability-linked loans in the world and the largest in emerging markets. During the year, we continued accessing the capital markets with the issuance of US$2 billion in 7 to 10-year bonds, which, together with the bank debt refinancing, allowed us to improve our debt maturity profile. We also reduced our net debt by US$771 million, which contributed to a decline of 0.30 of a turn in our leverage ratio.

One of the goals in our Operation Resilience program is to optimize our portfolio by increasing EBITDA through strategic divestments and bolt-on investments while promoting our new key business of Urbanization Solutions, which continued to grow. In 2020, EBITDA from this business grew around 15% and accounted for close to 6% of consolidated EBITDA. Given the growth potential we foresee in this line of business for the coming years, we will continue to invest in Urbanization Solutions.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 9



We have confidence in our ability to achieve our 2030 CO_2 reduction target where we rely on proven technologies and a detailed roadmap.

Under Operation Resilience, we reaffirm that sustainability is one of our top priorities. In February 2020, we rolled out a proactive Climate Action strategy and announced a 2030 target of reducing our net specific CO_2 emissions by 35% compared to our 1990 baseline and a 2050 goal to deliver net-zero CO_2 concrete across all our operations. We have confidence in our ability to achieve this, particularly the 2030 objective, where we rely on proven technologies and a detailed plant-by-plant roadmap.

As part of our CO_2 emissions reduction strategy, we are accelerating our alternative fuels and clinker factor initiatives while also advancing new carbon mitigation levers such as hydrogen injection. In 2020, we retrofitted all our plants in Europe to utilize this technology, allowing us to achieve higher alternative fuel rate and reduce heat consumption in a significant way. We are moving quickly to extend hydrogen injection to the rest of our operations.

By launching our new product line called Vertua, the first Net-Zero CO_2 Concrete solution in our industry, we made important progress towards our 2050 CO_2 neutrality goal. This product offering mitigates its carbon footprint by applying new concrete technologies, thereby allowing customers to fulfill their construction needs using more sustainable products. Vertua has already been used for large infrastructure projects in Europe and has had great acceptance in Mexico, the United States, and South America.

During 2020 we strengthened the Social Impact strategy that allows us to reinforce our initiatives to contribute to the well-being of our communities. We have positively impacted more than 23 million people on an accumulated basis, contributing to the achievement of the United Nations Sustainable Development Goals (SDGs), particularly the five in which CEMEX can have the most impact. By focusing on CEMEX's five priority SDGs, we are making large strides in addressing the most pressing global challenges and building a better future.

We could not have attained this success in our 2020 results and future goals without our outstanding people. We are proud of our workforce and recognize each individual's contribution on a day-to-day basis, especially during this year's challenging and demanding circumstances. We are firmly committed to prioritizing their health and safety and maintaining high levels of employee satisfaction. Efforts such as maintaining a continuous dialogue with employees, implementing key diversity and inclusion initiatives, and supporting our strong culture of ethics and integrity will help us continue attracting and retaining the talent and skillset that we need to grow.

We also thank all our partners and suppliers who have worked with us to maintain our supply chain without interruption during these challenging times.

This year is testimony to the resilience of CEMEX and that we are a company dedicated to building a better future for all our stakeholders. As COVID-19 will continue to be a challenge in 2021, we will remain steadfastly focused on the health and safety in all our relationships--our employees and their families, contractors, customers, suppliers, and communities—all the while continuing to provide essential products and services in the markets that we serve.

On behalf of CEMEX's Board of Directors, our management team, and our employees, we thank you for your continued confidence in CEMEX.

Sincerely,

Rogelio Zambrano
Chairman of the Board of Directors

Fernando A. González
Chief Executive Officer

We are proud of our workforce and recognize each individual's contribution on a day-to-day basis, especially during this year's challenging and demanding circumstances.


CEMEX
CEMEX

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 10 How We Create Value Our mission is to create sustainable value by providing innovative products and solutions to satisfy the construction needs of our customers around the world.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 10 How We Create Value Our mission is to create sustainable value by providing innovative products and solutions to satisfy the construction needs of our customers around the world.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 11

CEMEX Value Creation Model

At CEMEX, our shared purpose is to build a better future for our employees, customers, shareholders, investors, suppliers, and the communities in which we live and work.

Aligned with our commitment to the United Nations Sustainable Development Goals (SDGs), we prioritized five SDGs that are directly related to our company's business strategy. These SDGs represent our greatest opportunities for shared value creation and concentrate our largest potential for building a better future.

WHAT
we do

Mission
Our mission is to create sustainable value by providing industry-leading products and solutions to satisfy the construction needs of our customers around the world.

WHY
our reason for being

Purpose
Building a better future

Values
- Ensure safety
- Focus on customers
- Pursue excellence
- Work as One CEMEX
- Act with integrity

HOW
we do business
Our strategic priorities

- Health and Safety
- Customer Centricity
- Innovation
- Sustainability
- EBITDA Growth

WHO
we share our value with
Stakeholders

VALUE
how we create value

Stakeholders	Value
Employees	» Provide a great workplace that helps employees grow » Build skills and expertise » Enable a strong sense of purpose
Customers	» Tailor our offerings to solve our clients' construction needs » Make it easy to work with us » Provide enhanced performance and reliability
Shareholders and Investors	» Grow revenue » Reduce costs » Optimize assets » Keep a tight rein on risks
Communities	» Be a relevant engine of economic growth » Build more capable, inclusive and resilient communities » Reduce impact on local air, water and waste and conserve biodiversity
Suppliers	» Encourage creation of innovative solutions to reduce costs while promoting sustainable goods and services » Be a reliable client throughout the value chain, adding a trustworthy reputation to the negotiation

SDGs
our 5 priority Sustainable Development Goals

- 8
- 9
- 11
- 13
- 15

GRI 102-42, GRI 102-46, GRI 102-47

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report   CEMEX 2020 INTEGRATED REPORT 12

Material Priorities


CEMEX

CEMEX's materiality assessment brings together financial and non-financial topics that matter most to our business and our stakeholders. Aligned with the GRI's framework and materiality principles, this analysis helps identify topics to be addressed in our strategic planning and integrated reporting.

To select the assessment topics, we considered internal and external stakeholder views, carried out an industry-level evaluation, and researched economic, environmental, and major social trends and challenges.

The identified topics were later prioritized and ranked based on their potential to impact our organization and our stakeholders according to their level of concern reflected on the assessment and the execution of CEMEX management risks and opportunities analysis.

To map the significance these material topics have for our stakeholders, we launched a worldwide materiality survey with the participation of employees, customers, suppliers, analysts, investors, shareholders as well as non-market stakeholders, including community members, NGOs, and industry associations. Together, the 2410 responses received across all regions where CEMEX operates make up the "stakeholder concern" axis of our updated matrix.

CEMEX's strategic business functions worked together to carry out a deep-dive exercise that graphed the "impact on CEMEX" axis of the matrix. These functions include Sustainability, Health and Safety, Human Resources, Social Impact, Corporate Communications and Public Affairs, Enterprise Risk Management, Planning, Procurement, Supply Chain, Logistics, Legal, Investor Relations, Customer Experience, Commercial and Urbanization Solutions.

Our Four-Step Materiality Process

1. **Identification** of relevant topics to include in the survey
2. **Definition** of the stakeholder groups to be included
3. **Prioritization** of the topics through gathering our stakeholder groups' opinions and concerns
4. **Results** reviewed internally to ensure consistency with our business risks and strategy


Stakeholder Concern
Impact on CEMEX
Highest Materiality
Higher Materiality
High Materiality
Governance
Economic
Social
Environmental

Highest Materiality
1. Health and safety
2. Business ethics and compliance
3. Climate change and greenhouse gas emissions
4. Customer experience
5. Product quality, innovation and sustainability
6. Business continuity
7. Employee well-being
8. Pricing integrity and anti-trust compliance
9. Risk management
10. Energy costs, efficiency, and sourcing

Higher Materiality
11. Return on capital employed
12. Employee engagement and development
13. Alternative fuels and raw materials
14. Industry and market growth/ disruption
15. Circular economy and waste
16. Research and development
17. Air quality
18. Employee diversity and inclusion
19. Labor practices and decent work
20. Cyber threat and data protection
21. Supplier relations
22. Digital connectivity
23. Transport and logistics
24. Water

High Materiality
25. Human Rights
26. Environmental standards
27. Biodiversity conservation
28. Stakeholder engagement
29. Community infrastructure programs and housing
30. Community employability skills and wellbeing
31. Poverty and social injustice

GRI 102-40, GRI 102-44, GRI 102-46, GRI 102-47

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 13

Engaging Our Stakeholders



Listening to our stakeholders is vital to maximizing our positive impact on the communities in which we operate.

We analyze stakeholder inputs, company insights, sector initiatives, peer reviews, and global trends to set our business initiatives. By listening to what our stakeholders consider important, we are able to engage with their key interests proactively, manage risks and opportunities, and set a clear direction to deliver long-term shared value for our company and communities. To identify those issues that are most important for our company and our stakeholders, we periodically conduct Materiality Assessments, which help us to continually attune our efforts.

Across the countries where we operate, we encourage and invest in developing strategic relations through open dialogue with our key stakeholders. To this end, we customize unique engagement activities to interact with each of our stakeholders, depending on our line of business in a given location, so as to share best practices, accelerate change, and seek to ensure we are contributing our utmost to a sustainable future.

We are committed to conducting our business relations with honesty, respect, and integrity. Through our Code of Ethics and Business Conduct and Stakeholder Engagement Policy, we define the framework we use when deploying our proactive stakeholder engagement strategy.

Our stakeholders include our people, customers, shareholders, investors, communities, suppliers, NGOs, academia, governments, policymakers, and other businesses through trade associations.

Our Stakeholders

Our People

Our employees are our competitive advantage and the reason for our success. We continuously communicate and listen to our employees to provide them with opportunities for growth and development, as well as a safe, healthy, and inclusive work environment.

For more on Our People, please see pages 58-63 of this report. ▸

Customers

A core strategic goal is to become the most customer-centric company in our industry. By listening to our customers' needs and understanding their challenges, we aim to place them at the center of everything we do, surpass their expectations, and become their partner of choice.

For more on our Customers, please see pages 40-43 of this report. ▸

Shareholders, Investors, and Analysts

Our commitment to delivering value to our investors rests on a clear recognition that, as a public company, we are stewards of other people's money. Consequently, we embark on a robust investor engagement strategy to foster a clear understanding not only of our company's financial position, performance, business perspectives, and risks, but also of our management and environmental, social, and governance practices.

For more on our Financial Performance, please see pages 20-24 of this report. ▸

Communities

The regular, formal dialogues we conduct with our neighboring communities have proven key to building mutual trust between our company and the communities we serve. By understanding the expectations of neighboring communities, we can review progress and take action together towards achieving agreed plans.

For more on Communities, please see pages 67-75 of this report. ▸

GRI 102-40, GRI 102-43

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 14

Suppliers

As we continually work to build strong relationships across our network of suppliers, we engage them with our core values, aiming to ensure that our suppliers comply with our Code of Ethics and Suppliers Code of Conduct. When selecting our business partners, we offer equal opportunities to bid on and win contracts, following strict competitive pricing, quality, experience, and service criteria while adhering to sustainable practices.

For more on Our Suppliers, please see pages 64-66 of this report.

NGOs and Academic Institutions

We build innovative collaboration platforms through which we find common ground with entities who share our vision of building a better future. To this end, in collaboration with NGOs, we foster global partnerships that are fundamental to the way we deliver value and improve the quality of people's lives. Furthermore, we engage with leading academic institutions and invest in scientific research that enhances our understanding of how our products can benefit and enhance their environmental, societal, and economic impacts.

Governments and Policy Makers

We cooperate and engage with governments, regulators, and legislators—both directly and through business associations—responsible for regulating and defining relevant policies for our industry. We actively participate in global and national industry policy discussions covering issues related to climate change, sustainable infrastructure, innovation, digital transformation, operational efficiency, health & safety, circular economy, alternative fuels, and waste management frameworks, among others. We conduct our business and relations with government entities in a manner consistent with our values, our Code of Ethics, and the law.

Business Associations

We actively participate in various business associations at global, regional, and national levels to develop partnerships and promote our core cement, ready-mix concrete, aggregates, and urbanization solutions businesses within the sector. Our active involvement in these associations gives us a crucial perspective to support, along with other companies, fundamental topics for our sector.

As a founding member of the GCCA, and together with 39 other member companies, we speak with a single voice on behalf of the cement and concrete industry and actively promote the use of concrete as an essential material for sustainable construction.

Using Social Media to Remain Close

Taking advantage of its immediate nature, we used social media to share health and safety best practices and protocols, covered important events, shared relevant news regarding the reopening of the construction industry while strengthening our relationships with customers, partners, NGOs and local governments and helped promote new ways to keep building community together even at a distance.


We keep rolling together.



Main Cement and Concrete Associations in which CEMEX Participates

Global	Global Cement and Concrete Association (GCCA)
Regional	European Cement Association (CEMBUREAU) – Europe European Ready Mixed Concrete Organization (ERMCO) – Europe European Aggregates Association (UEPG) – Europe Inter-American Cement Federation (FICEM) – LATAM
National	National Chamber of Cement (CANACEM) – Mexico Portland Cement Association (PCA) – USA National Ready Mixed Concrete Association (NRMCA) – USA American Concrete Pavement Association (ACPA) – USA Cement Manufacturers' Association of the Philippines (CEMAP) – Philippines OFICEMEN (Agrupación de Fabricantes de Cemento de España) – Spain Mineral Products Association (MPA) - UK

We are active participants in global initiatives led by the World Economic Forum and the United Nations, among other internationally recognized institutions.

CEMEX participates in various associations and chambers not listed in this page.

GRI 102-40, GRI 102-43

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 15

Communication Mechanisms with Our Stakeholders

Topics presented in this table are those of top interest brought up by our stakeholders in our materiality assessment and the different communication channels we use to engage with them. Key outcomes from our dialogues and collaboration are also summarized.

During the COVID-19 pandemic, we innovated and adjusted our mechanisms to continue our active engagement while following strict hygiene and safety protocols, in many cases using digital technology.

Stakeholders	Collaboration Topics	Engagement Channels and Frequency	Outcomes
Our People	· Health and safety · Company priorities and challenges · Business ethics · Employee wellbeing, experience, and engagement · Diversity and inclusion · Training, development, and career path	· ETHOSLine 24/7 reporting line · Ethics and compliance campaigns · Employee experience survey · Global and local newsletters · Leader email messages and videos · HR teams and HR process platforms · Open dialogues and meetings with leaders including townhalls with CEO	· Understanding of our employees' needs · Talent management strategy · Ethics case reports for investigation · Learning strategy · Safety workplace environment · Diversity and Inclusion Policy, committees and initiatives
Customers	· Customer experience and engagement · Construction needs and challenges · Quality products, services, and solutions · Sustainability management practices	· Sales representatives ongoing relationship management · CEMEX Go digital platform 24/7 · Regular commercial events · Customer satisfaction surveys · Customer service centers and helplines · Social media and eMarketing	· Customer centricity strategy · Clear understanding of our customers' needs and concerns · Net Promoter Score (NPS) · Digitalized solutions
Shareholders, Investors, and Analysts	· Company's financial performance · Return on capital employed · Pricing integrity and anti-trust compliance · Environmental, Social, and Governance (ESG) disclosure and performance · Risks and opportunities	· Regular meetings, webcasts, and conference calls · Quarterly financial updates and guidance · Annual integrated and 20-F reports, and mandatory filings · Ongoing website updates and press releases · Annual CEMEX Day investor event	· Understanding of financial position, performance, business perspectives, and risks · Strengthening of CEMEX's ESG practices and metrics · Enhancement of reporting quality and transparency
Suppliers	· Business ethics and legal compliance · Quality of products and services · Supply chain reliability and efficiency · Health and safety · Sustainability management practices	· Daily procurement interactions · Ongoing training and capacity building programs · Health and safety and sustainability verification platforms · Annual Smart Innovation process	· Supplier Sustainability Program · Promotion of local suppliers · Contractor Health and safety verifications
Communities	· Health and safety · Education and capability development · Community infrastructure programs and housing · Community employability skills and wellbeing · Respect for human rights · Local employment opportunities	· Ongoing dialogues with communities · Annual open house days at operating sites · Ongoing educational programs and training · Community infrastructure, volunteering, and social investment initiatives · Co-creation of inclusive business programs · Annual call for CEMEX-TEC Award entries	· Improvement to community infrastructure and wellbeing · Increased participation of women in the local economy · Reduced figures of not-in-employment-or-education youth · Economic growth in the community · CEMEX Unite Volunteering program
NGOs and Academic Institutions	· ESG performance and disclosure · Sustainable cities and communities · Energy and climate change solutions · Natural resources conservation · Circular economy · Innovation and business development · Public policy and advocacy	· Advisory Panel for integrated reporting · Permanent collaborative research portfolio · Subject matter expert participation in internal CEMEX lectures (Lighthouse talks) · Collaboration on research papers and advisory services · Yearly best practices and methodologies playbooks · Hackathons co-organized with universities	· Incremental quality and transparency of CEMEX reporting · Develop solutions through collaborative projects · Build strategic partnerships with NGOs and top universities · Awareness of global trends · Attract new talent for CEMEX · Risk and opportunities assessment
Governments and Policy Makers	· Health and safety · Business ethics and compliance · Climate change and emissions · Energy costs, efficiency, and sourcing · Circular economy and waste · Community infrastructure programs and housing	· Annual reports and conservation books · Company position papers · Ongoing public policy discussions · Long-term partnerships · Working groups · Periodic plant visits · Events and conferences	· Successful adaptations to new local, national, and regional regulations · Creation of joint initiatives that require a multidisciplinary approach, such as ARISE
Business Associations	· Health and safety · Business ethics and compliance · Environmental standards · Sustainability principles and challenges · Increased awareness of our products' sustainable attributes · Industry best-practice sharing	· Periodic meetings · Annual conferences · Ongoing working groups and research studies	· Coordinated initiatives, statements, whitepapers, and communication campaigns · Industry best practices sharing · Strengthened positioning of cement and concrete as sustainable building materials

GRI 102-40, GRI 102-42, GRI 102-43, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 16

Net Value We Create for Society

As a company, we are aware that our financial statements only partly reflect how our activities affect society; there are both positive and negative impacts that are not valued in the capital markets and, therefore, do not appear in our traditional profit and loss calculation. We quantify these so-called externalities in monetary terms and validate our methodology to estimate the Net Value to Society with the corresponding True Value methodology from KPMG.

Through this exercise, we enhance our understanding of the materiality, relevance, and interdependency of our company's positive and negative impacts. We believe that it is an essential step to informed management and decision-making in order to improve the value that CEMEX contributes to our company, our society, and our planet. Furthermore, it allows us to manage risks, be more transparent, and achieve our sustainability ambitions.

CEMEX Net Value to Society Methodology

The starting point for our analysis is the retained benefit (EBITDA minus taxes, interests, and dividends; i.e., the part of our value creation that remains within our company). It attributes a monetary value based on available studies to our most material positive and negative economic, social, and environmental impacts and then adds and subtracts these figure to determine the total value that our company creates.

In 2020, the net value we created for society resulted in US$3.7 billion, 2.3 times the benefit we retained in the same period.

Economic Impact

- **Salaries and Benefits** - Value that our company creates for our employees.
- **Taxes** - Value through our contribution to government funding. This item only contains income tax as shown in our profit and loss statement.
- **Interest and Dividends** - Value for shareholders and creditors.

Social Impact

- **Talent Development** - Value through our training programs and other educational initiatives. This only includes the value created outside our company (employee turnover).
- **Social Initiatives** - Value for our stakeholders through our social initiatives and inclusive businesses.
- **Health and Safety** - Impact on employees and their families from accidents (injuries and fatalities).

Environmental Impact

- **GHG Emissions** - Impact from the emission of greenhouse gases (scopes 1, 2, and 3).
- **Air Emissions** - Impact from the emission of other potentially noxious substances (SO_x, NO_x, particles).
- **Water Consumption** - Impact from the use of a scarce resource.
- **Biodiversity** - Impact from the disturbance of land by our mining operations. This item also includes the value created by our conservation project in El Carmen on the US-Mexican border.
- **Net Waste Balance** - Value derived from co-processing waste, minus the impact of waste generated in our operations.

CEMEX 2020 Net Value to Society Statement
(in millions of US dollars)


1,585
3,027
1
295
(10)
(1,226)
(62)
(68)
18
122
3,682
Retained Benefits
Salaries and Benefits, Taxes and Others
Talent Development
Community Investment
Occupational H&S
GHG Emissions
Air Emissions
Water Consumption
Biodiversity
Net Waste Balance
Net Value to Society
Starting point:
Retained Benefits = EBITDA minus taxes, interest and dividends
Net Value
Economic
Social
Environmental

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 17

Contribution to the Sustainable Development Goals

Our Five Priority SDGs


8
9
11
13
15

Our priority SDGs represent our greatest opportunities for shared value creation and concentrate our largest potential for building a better future.

We have set five priority Sustainable Development Goals upon which we can further contribute to achieving the United Nations 2030 Agenda.



As a leading building materials company, we recognize and embrace our responsibility in the development of sustainable cities and resilient communities. Aligned with our commitment to the United Nations Sustainable Development Goals (SDGs), we prioritized five that are directly related to our company's business strategy. SDGs 8, 9, 11, 13, and 15 represent our greatest opportunities for shared value creation and concentrate our largest potential for building a better future.

We collaborate within and outside our company and have joined forces with sector peers, field experts, authorities, customers, suppliers, NGOs, and other stakeholders to collectively work towards achieving the SDGs. To this end, we devised internal output indicators designed to enhance CEMEX's economic, environmental, and social performance, as well as to track our contributions to our five priority SDGs.

In partnership with the Global Cement and Concrete Association (GCCA), a joint statement is now available to fully comprehend our sector's contribution to all 17 SDGs. We acknowledge that a decade of action is needed to achieve the UN SDGs, and that the concrete industry will play an important role in contributing to achieving these targets.

View the GCCA joint statement

Widening Collaboration to Achieve the UN 2030 Agenda

Greater international, regional, and local collaboration and public-private partnerships will be essential to preventing future global health and environmental crises and ensuring business continuity in the long run.

In the midst of the COVID-19 crisis, during 2020, in Mexico, the private sector led around 17 multi-stakeholder working groups to support and accelerate the SDG targets in the country. This was done in alliance with the federal government and Mexico's Coordinating Business Council (CCE).

One of the main lessons learned during the pandemic crisis is that we need to increase the knowledge on resilience both within business and society. We acknowledge that through our collaboration and partnerships, we can continue sharing expertise, best practices, creating synergies, and scaling efforts. CEMEX will continue working collectively with multiple stakeholder groups towards achieving the 2030 UN goals.

- CEMEX is a member of the United Nations Office for Disaster Risk Reduction (UNDRR)
- We continue to lead the UN Global Compact (UNGC) in Mexico for the 2020-2022 period

Learn more about our collaborations with UNDRR and UNGC on pages 67-75 of the Social Impact section of this report ▸

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 18 Our 2030 Sustainability Targets Progress Toward Our 2030 Sustainability Targets We recognize our responsibility to join 2030 Link to the collective action to positively 2020 Focus Area Key Performance Indicator 2020 Target Priority SDGs impact the world. At CEMEX, we believe sustainability is the most meaningful way of doing business. • Employee fatalities (Nº) 3 0 8, 9, 11 Sustainability is embedded in our Health and Safety strategy, and thus, it is linked to all • Employee Lost Time Injuries (Nº) 49 0 8, 9, 11 decision-making processes across our business lines. Our 2030 Sustainability 1 Customer Centricity • Net Promoter Score (NPS) 68 70 8, 9, 11 Targets are designed to further 2 enhance CEMEX’s economic, environ- • Reduction of net CO2 emissions per ton of cementitious product vs. 1990 (%) 22.6 35 9, 11, 13, 15 mental, and social performance, and Climate Action • Power consumption from clean energy sources in cement (%) 29 40 9, 11, 13, 15 to strengthen our commitment to building a better and more sustain- Sustainable Construction • Annual sales from cement and ready-mix concrete products with outstanding sustainable attributes (%) 53 ≥50 9, 11, 13, 15 able future for all. Circular Economy • Total consumption of waste-derived sources from other industries (million tons) 12.4 19 8, 9, 11, 13, 15 • Reduction of dust emissions per ton of clinker vs. 2005 (%) 87 95 11, 15 Air Emissions • Reduction of NO emissions per ton of clinker vs. 2005 (%) 39 47 11, 15 x • Reduction of SO emissions per ton of clinker vs. 2005 (%) 66 67 11, 15 x • Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third-party certification (% from target Biodiversity 77 100 11, 13, 15 quarries) 3 Water • Implementation of Water Action Plans in sites located in water-scarce areas (%) N/A 100 8, 9, 11, 15 • Employee Net Promoter Score (eNPS) 48 ≥32 8, 9 Employee Experience • Implementation of key diversity and inclusion initiatives in our business units (%) 64 100 8, 9 Suppliers • Sustainability assessment of critical suppliers implemented by an independent third-party (% spend) 63 80 8, 9, 11, 13, 15 • Community engagement plans with formal stakeholder dialogues and committees in all priority sites (%) 90 100 8, 9, 11 Communities • Community partners (i.e., individuals positively impacted from our social initiatives) (million people) 23.3 30 8, 9, 11, 13, 15 Ethics and Compliance • Implementation of Ethics and Compliance Continuous Improvement Program (%) 76 100 8, 9 1. Our target for NPS was updated from 60 to 70, given our extraordinary performance in 2020. 2. Our target is aligned with the International Energy Agency’s roadmap to reducing CO2 emissions. GRI 102-46, GRI 102-47 3. During 2020 we developed the methodology for our Water Action Plans and will begin roll-out in 2021.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 18 Our 2030 Sustainability Targets Progress Toward Our 2030 Sustainability Targets We recognize our responsibility to join 2030 Link to the collective action to positively 2020 Focus Area Key Performance Indicator 2020 Target Priority SDGs impact the world. At CEMEX, we believe sustainability is the most meaningful way of doing business. • Employee fatalities (Nº) 3 0 8, 9, 11 Sustainability is embedded in our Health and Safety strategy, and thus, it is linked to all • Employee Lost Time Injuries (Nº) 49 0 8, 9, 11 decision-making processes across our business lines. Our 2030 Sustainability 1 Customer Centricity • Net Promoter Score (NPS) 68 70 8, 9, 11 Targets are designed to further 2 enhance CEMEX’s economic, environ- • Reduction of net CO2 emissions per ton of cementitious product vs. 1990 (%) 22.6 35 9, 11, 13, 15 mental, and social performance, and Climate Action • Power consumption from clean energy sources in cement (%) 29 40 9, 11, 13, 15 to strengthen our commitment to building a better and more sustain- Sustainable Construction • Annual sales from cement and ready-mix concrete products with outstanding sustainable attributes (%) 53 ≥50 9, 11, 13, 15 able future for all. Circular Economy • Total consumption of waste-derived sources from other industries (million tons) 12.4 19 8, 9, 11, 13, 15 • Reduction of dust emissions per ton of clinker vs. 2005 (%) 87 95 11, 15 Air Emissions • Reduction of NO emissions per ton of clinker vs. 2005 (%) 39 47 11, 15 x • Reduction of SO emissions per ton of clinker vs. 2005 (%) 66 67 11, 15 x • Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third-party certification (% from target Biodiversity 77 100 11, 13, 15 quarries) 3 Water • Implementation of Water Action Plans in sites located in water-scarce areas (%) N/A 100 8, 9, 11, 15 • Employee Net Promoter Score (eNPS) 48 ≥32 8, 9 Employee Experience • Implementation of key diversity and inclusion initiatives in our business units (%) 64 100 8, 9 Suppliers • Sustainability assessment of critical suppliers implemented by an independent third-party (% spend) 63 80 8, 9, 11, 13, 15 • Community engagement plans with formal stakeholder dialogues and committees in all priority sites (%) 90 100 8, 9, 11 Communities • Community partners (i.e., individuals positively impacted from our social initiatives) (million people) 23.3 30 8, 9, 11, 13, 15 Ethics and Compliance • Implementation of Ethics and Compliance Continuous Improvement Program (%) 76 100 8, 9 1. Our target for NPS was updated from 60 to 70, given our extraordinary performance in 2020. 2. Our target is aligned with the International Energy Agency’s roadmap to reducing CO2 emissions. GRI 102-46, GRI 102-47 3. During 2020 we developed the methodology for our Water Action Plans and will begin roll-out in 2021.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 19 Our Performance in 2020 We have a clear strategy for our company in the years ahead and we know well what we have to do in order to be an increasingly resilient organization and to become an even more successful company.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 19 Our Performance in 2020 We have a clear strategy for our company in the years ahead and we know well what we have to do in order to be an increasingly resilient organization and to become an even more successful company.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report

CEMEX 2020 INTEGRATED REPORT 20

Financial Performance

2020 was one of the most challenging periods we have faced, but it was also a remarkable year that tested the strengths of CEMEX and several of our recent strategic initiatives.

Despite the challenges the pandemic posed to our business, due to a timely management response, our customer-centric approach, as well as recent strategic initiatives such as our digital efforts, we were able to deliver growth versus the prior year. We increased sales on a like-to-like basis and registered significant growth in operating EBITDA as well as free cash flow.

Financial Highlights In millions of US dollars[1], except per-ADS data	**2020**	2019[1]	%VAR.
Net sales	**12,970**	13,130	(1.2)
Operating earnings before other expenses, net	**1,343**	1,333	0.8
Operating EBITDA	**2,460**	2,378	3.4
Controlling interest net income	**(1,467)**	143	(1,127.8)
Controlling interest basic earnings per ADS[2]	**(0.98)**	0.10	(1,039.5)
Controlling interest basic earnings per ADS[2] from continuing operations	**(0.90)**	0.04	
Controlling interest basic earnings per ADS[2] from discontinued operations	**(0.08)**	0.06	
Free cash flow after maintenance capital expenditures	**959**	695	38.0
Total assets	**27,425**	29,363	(6.6)
Total debt and perpetual debentures	**11,048**	11,634	(5.0)
Total controlling stockholders' equity	**8,075**	9,321	(13.4)

Notes:
1. Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.
2. Based on an average of 1,498 and 1,527 million American Depositary Shares (ADSs) for 2020 and 2019, respectively.

Free cash flow after maintenance capital expenditures
(millions of US dollars)


1,685
1,290
793
695
959
16
17
18
19
20

Net sales and operating EBITDA
(millions of US dollars)


13,355
12,926
13,531
13,130
12,970
2,761
2,698
2,685
2,378
2,460
16
17
18
19
20

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 21

Operation Resilience lays the foundation for our future. With our strategy of optimization for growth, we will build a portfolio of bolt-on investments in our four businesses: cement, ready-mix, aggregates, and our recently announced business line of urbanization solutions.

Advancing Towards Our Operation Resilience Goals

In September 2020, we announced Operation Resilience, the company's medium-term strategy that responds to the changes in our outlook for our business due to the COVID-19 pandemic and lays out a plan to enhance EBITDA growth over the next three years. It allows CEMEX to optimize its portfolio for profitable growth while securing our position as a vertically integrated, leading heavy building materials company with a focus on four core businesses: cement, ready-mix, aggregates, and urbanization solutions.

Despite a volatile 2020, we made progress on our medium-term goals:

Our Approach		Our Approach in 2020
EBITDA margin of ≥20% by 2023	Enhance EBITDA margin through operational performance and disciplined cost containment.	**EBITDA margin of 19.0%** **Achieved US$280 million savings target**
Optimize our portfolio for growth	Undertake strategic divestments to streamline our portfolio and de-lever while seeking attractive, bolt-on investment opportunities in the company's footprint; construct a portfolio with more weight towards the USA and Europe; focus on vertically integrated positions in attractive metropolises and develop Urbanization Solutions as a core business.	**Asset divestment in France** **Urbanization Solutions EBITDA grew ~15% in 2020, representing ~6% of consolidated EBITDA**
≤3.0x net leverage by 2023	Utilize EBITDA growth, free cash flow, and divestiture proceeds to improve capital structure.	**4.07x net leverage, a decrease of 0.10x**
Proactive Climate Action Strategy ***35% reduction in net CO_2 emissions vs. 1990 baseline by 2030***	Recognizing sustainability as a competitive advantage, advance towards our 2030 carbon reduction goal and the company's ultimate vision of a carbon-neutral economy.	**~23% reduction vs. 1990 baseline**

Taking the Lead in Green Financing

In 2020, we continued to improve our financial flexibility with the successful amendment of our bank debt under our Facilities Agreement. The amended agreement incorporates rigorous sustainability-linked key performance indicators, including the reduction of net CO_2 emissions in about US$3.2 billion of commitments. This transaction underscored our commitment to a carbon-neutral economy.



Our Facilities Agreement became one of the largest sustainability-linked loans in the world and the largest in emerging markets at the time of signing.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report

CEMEX 2020 INTEGRATED REPORT 22

Consolidated Results

Following is a review of 2020 operational results and the financial condition of the company.

Consolidated net sales increased by 1% to US$13 billion in 2020 versus the comparable periods in 2019 on a like-to- like basis for our ongoing operations and adjusting for foreign exchange fluctuations. Despite the disruptions of COVID-19 in our operations, higher local-currency prices for all our products along with the growth in cement volumes, more than offset the decline in our ready-mix and aggregates volumes.

Cost of sales as a percentage of net sales remained flat for the whole year. Higher costs of purchased cement was offset by lower energy prices.

Operating expenses as a percentage of net sales during the year decreased, from 22.6% in 2019 to a record 21.9% due to our cost containment measures during the COVID-19 pandemic.

Operating EBITDA increased 3% to US$2.5 billion in 2020. On a like-to-like basis, operating EBITDA increased 7% for the year. EBITDA growth was largely driven by higher prices and savings from our Operation Resilience program.

Operating EBITDA margin increased 0.9 percentage points, from 18.1% in 2019 to 19.0% in 2020.

We reported a **loss on financial instruments** of US$16.1 million in 2020, resulting mainly from our USD interest rate swap.

Other expenses, net, for the year were US$1.8 billion in 2020, which includes US$1.5 billion impairment of goodwill and assets taken in the third quarter and severance payments.

We reported **controlling interest net income (loss)** of US$1.5 billion in 2020 versus a net income of US$143 million in 2019. The lower net income is the result of the US$1.5 billion impairment of goodwill and assets.

Total debt plus perpetual notes decreased 5%, or US$609 million, to US$11.1 billion at the end of 2020.

Global Review of Operations

Global Operations in millions of US dollars	Net Sales	Operating Earnings Before Other Expenses, Net	Operating EBITDA	Total Assets[4]
Mexico	2,812	783	931	3,837
United States	3,994	307	747	12,442
Europe, Middle East, Africa and Asia[1]	4,453	300	638	6,848
South, Central America and the Caribbean[2]	1,472	281	371	2,384
Others[3]	239	(328)	(227)	1,914
Total	**12,970**	**1,343**	**2,460**	**27,425**

1. Includes operations in the United Kingdom, France, Germany, Spain, Philippines, Israel, Poland, Czech Republic, Croatia, Egypt and the United Arab Emirates.
2. Includes operations in Colombia, Panama, Caribbean TCL, the Dominican Republic, Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador.
3. Includes minor subsidiaries with different lines of business.
4. Includes assets in associated participation.
(*) See note 5.3 to the 2020 Annual Report's Financial Statements.

Sales Distribution by Product
(percentage)


Cement 42%
Ready-Mix 41%
Aggregates 17%

Sales Distribution by Region
(percentage)


Mexico 22%
USA 31%
EMEA&A 34%
SCA&C 11%
Others 2%

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 23

Mexico

In 2020, on a like-to-like basis, our Mexican operations' net sales increased 7% to US$2.8 billion, and operating EBITDA increased 7% to US$931 million versus 2019. During the year, our domestic gray cement volumes increased by 6% while our ready-mix concrete and aggregates volumes decreased by 16%, and 10%, respectively.

The increase in cement volumes was supported by the self-construction sector, evidenced by the double-digit growth in bagged cement as a result of government social programs, high level of remittances, and home improvements. Activity in the formal sectors experienced a slight recovery in the second half of the year as government restrictions eased and flagship infrastructure projects accelerated.

United States

Our US operations' net sales increased 6% year over year, to US$4.0 billion, while operating EBITDA increased 19% to US$747 million during the year. This represented our highest reported operating EBITDA since 2007. Our US operations' domestic gray cement, ready-mix concrete, and aggregates volumes increased by 8%, 1% and 4%, respectively, for 2020.

Our cement volumes during the year were relatively unaffected by COVID-19. The residential sector was the main driver of demand as single family starts reached their highest levels since 2016. The infrastructure sector also remained dynamic driven by state/local funding. For the full year, we achieved highest reported EBITDA since 2007 and highest cement volumes since 2016.

South, Central America and the Caribbean

In 2020, our net sales for the region declined 8% on a like-to-like basis, to US$1.5 billion. Our operating EBITDA increased 2% on a like-to-like basis to US$372 million. Regional domestic gray cement, ready-mix concrete, and aggregates volumes decreased by 8%, 34%, and 33%, respectively, for the year. The volume decline is a result of the severe lockdowns experienced in several of our countries, which negatively impacted our performance.

In Colombia, activity continued supported by the self-construction sector and the execution of 4G highways projects. The decline in our cement volumes reflects our focus on pricing and new capacity in the country. In the Dominican Republic, activity recovered in the second half of the year driven by high level of remittances which contributed to the strong performance of our bagged cement volumes.

Europe, Middle East, Africa, and Asia

During 2020, net sales decreased 1% on a like-to-like basis, to US$4.4 billion, while operating EBITDA decreased 1%, to US$630 million. For the full year, our regional domestic gray cement, ready-mix concrete and aggregates volumes declined 1%, 4% and 3%, respectively.

In Europe, our domestic gray cement volumes remained flat, while our ready-mix concrete and aggregates volumes decreased by 8% and 6%, respectively. Countries like Germany, Poland and Czech Republic were relatively unaffected from the pandemic. Social restrictions to deal with the virus in the UK, Spain, and France, however, impacted demand.

In the Philippines, our domestic gray cement volumes decreased by 11% for 2020. Our decline in cement volumes during the year was due to lower construction activity, mainly in the public infrastructure sector, as a result of strict lockdown measures implemented by the government.

In Israel, our ready-mix concrete and aggregates volumes increased by 8% and 12%, respectively, for the year. Volume growth was driven by continued construction activity in all sectors.

Trading

Our global trading network is one of the largest in the industry. Our trading operations help us to optimize our worldwide production capacity, deliver excess cement to areas where it is most needed, and explore new markets without the necessity of making immediate capital investments. Our worldwide network of strategically located marine terminals and broad third-party customer base also provide us with the added flexibility to place contracted supplies optimally.

In 2020, we enjoyed trading relationships in 95 countries. Our traded volume totaled more than 12 million tons of cementitious and non-cementitious materials, including approximately 10 million tons of cement and clinker. Approximately 4.5 million tons of our traded cement and clinker consisted of exports from our operations, while the remaining 5 million tons were purchased from third parties. We also maintained a sizeable trading position of 0.9 million tons of granulated blast furnace slag, a non-clinker cementitious material, and 0.6 million tons of other products.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 50% of our cement and clinker traded volume during 2020. Furthermore, based on our spare fleet capacity, we provide freight service to third parties, generating additional revenues.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 24



Other Information

During the years-ended December 31, 2020 and 2019, in the countries in which we operate, we paid in cash a total amount of taxes of US$160 million and US$179 million, respectively. Out of the US$160 million of corporate income taxes in 2020 (US$179 million in 2019), US$35 were paid by our operations in Europe (US$34 million in 2019) and US$125 million by our operations in the Americas and other countries (US$145 million in 2019). For purposes of this paragraph, our operations in Europe are mainly comprised of Poland, France, the Czech Republic and Switzerland; our operations in the Americas are mainly comprised of Mexico, the US, Colombia, the Dominican Republic and Guatemala.

In addition, for the years-ended December 31, 2020 and 2019, we had an aggregate tax profit of US$368 million and US$262 million, respectively, from our operations in Mexico, Costa Rica, the Dominican Republic, Israel, the Czech Republic, Colombia, Nicaragua, Guatemala, Jamaica, the Netherlands, Switzerland, and Poland.

As of December 31, 2020 and 2019, we were allocated free CO_2 emission allowances in the countries in which we operate in the European Union (EU) and that are part of the EU Emissions Trading System. For purposes of this paragraph, our operations in Europe are mainly comprised of Croatia, the Czech Republic, Germany, Spain, Poland, and the UK. For years 2020 and 2019, we received total European Union Allowances (EUAs) of 8,949,684 and 9,504,497, respectively. The EUAs allocated by country during 2020 and 2019, respectively, were 1,079,391 and 1,102,118 for Croatia; 391,862 and 400,112 for the Czech Republic; 1,205,421 and 1,230,801 for Germany; 3,854,132 and 4,301,659 for Spain; 1,240,879 and 1,267,006 for Poland; and 1,177,999 and 1,202,801 for the UK. The EUAs received were worth US$265 million and US$272 million in 2020 and 2019, respectively. Breakdown by country of the EUAs for 2020 and 2019, respectively: US$32 million and US$32 million for Croatia; US$12 million and US$11 million for the Czech Republic; US$36 million and US$35 million for Germany; US$114 million and US$123 million for Spain; US$37 million and US$36 million for Poland; and US$35 million and US$34 million for the UK.

As of December 31, 2020, CEMEX has already achieved a close to 35% reduction in CO_2 emissions vs. its 1990 baseline across all of CEMEX's cement plants in Europe. CEMEX is the first company in its sector to set industry-leading climate targets for its operations in Europe which align directly to the EU's aspiration of 55% CO_2 reduction by 2030. CEMEX has also committed to moving to net-zero CO_2 concrete globally by 2050. Since the inception of the European Union Emissions Trading System (EU ETS) in 2005, CEMEX has taken measures that have resulted in avoiding around 32 million tons of CO_2 compared to CEMEX's 1990 baseline level in that region. In order to achieve our 2030 and 2050 CO_2 reduction goals, innovative technologies and considerable capital investments have to be deployed. Since EU ETS began in 2005, over US$300 million of investments in Europe are either already executed or planned in the next years to support our CO_2 reduction objectives. Additional investments are still required to meet CEMEX's 55% CO_2 reduction target by 2030 in Europe. These investments include, but are not limited to, the general process switch from fossil fuels to lower carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower carbon products, and the recent deployment of groundbreaking hydrogen technology in all CEMEX's European kilns. CEMEX is also working closely with alliances to develop industrial-scale technologies towards its goal of a net-zero carbon future. Strong and clear regulations such as EU ETS give companies like CEMEX the confidence and certainty to enable these investments, which is exactly what the EU ETS is designed to deliver. For these reasons, as of the date of this report, CEMEX is selling, in one or more transactions, an amount of carbon allowances that is equivalent to approximately 2% of CEMEX's consolidated assets, to contribute to further accelerate CEMEX's climate action strategy and for other general corporate purposes. We believe that after closing these sales, we would retain sufficient allowances to cover the requirements of our operations in Europe until at least 2025.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 25

Our Health and Safety Commitment



Our goal is that anyone who interacts with our operations returns home safely to their family. We consider this a moral imperative, and it is the reason health and safety is our company's foremost value and priority.



Our efforts to offer our employees and contractors a safe and healthy work environment and to provide for our communities' wellbeing directly contribute to our priority SDGs 8, 9 and 11 as well as to SDG 3.

Keeping Our People Safe and Healthy During the COVID-19 Pandemic

At CEMEX, Health and Safety has long been our top priority. The unprecedented challenges of 2020 underscored the importance and relevance of keeping it so. As soon as the COVID-19 threat emerged, we activated our local, regional, and global Rapid Response Teams to implement preventive measures in response to this worldwide health crisis. Throughout the pandemic, CEMEX maintained constant communication with government authorities and maintained the strictest requirements as we worked to safeguard our people and safely deliver to our customers the products and services needed to ensure the continuity of essential activities.

Our production sites as well as construction operations are rigidly controlled environments well-suited to protect workers and for continuing to carry out essential activities paramount to addressing society's needs during the COVID-19 pandemic. In addition to operating under the strictest health and safety protocols, construction sites are normally low-density personnel operations that are closed to the general public and are situated in open outdoor spaces with abundant natural ventilation. Despite these inherent traits that make the building industry low risk for virus transmission, in 2020 we launched special protocols designed to further protect our employees, customers, suppliers, and communities from the risks COVID-19 presents.

Over 50 COVID-19 Hygiene and Safety Protocols

In 2020, we developed 52 hygiene and safety protocols designed to protect our employees and the people that we interact with during our day-to-day business activities from potential risks presented by COVID-19. These detailed guidelines represent new ways for all of us to conduct ourselves at work and in our lives in general.

Released in April 2020 and translated into all required languages, these documents are based on the best available information from the World Health Organization, health specialists, and our own company health and safety experience. Furthermore, we are constantly updating and reinforcing our protocols to address new developments and to follow applicable health regulations and guidelines.

Among the protocols implemented and shared with our customers, commercial partners, and other companies are: Personal Hygiene, Physical Distancing, Screening at the Workplace, CEMEX Truck Drivers, Workplace Cleaning, and Commuting To and From Work, among many others.

Extending our COVID-19 Protocols to the CEMEX Family

Our 52 COVID-19 protocols also address situations away from our worksite, focusing on critical moments when our employees or their family members could be exposed to the virus, and how to prevent contagion. Throughout the year, we made special efforts to reach employees' families with this information by utilizing digital technologies such as videoconferences and social media.

Learn more about the publicly available COVID-19 Protocols implemented in all of our operations

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 26

Behaviors that Save Lives: Replicated and Monitored Globally

Upon release in April 2020 of our 52 hygiene and safety protocols to cope with COVID-19 challenges, we sought to communicate and implement them throughout our operations in a quick and efficient way.

To facilitate the adoption of the developed guidelines, we identified the daily journey followed by each employee group: plant, office, call centers, drivers, and field sales, among others. By analyzing the unique requirements of each role, we discerned that across all employees we needed to prioritize four essential behaviors to mitigate the risk of COVID-19 transmission: identifying and reporting symptoms, personal hygiene, physical distancing, and protecting yourself and others.

We branded these four behaviors as the "Behaviors that Save Lives" and created and deployed a global awareness and adoption campaign to advance them quickly throughout our operations. The full deployment of the global campaign to share the COVID-19 protocols and to embed the Behaviors that Save Lives into daily activities was coordinated in record time, with guidelines, playbooks, as well as other communication and training materials translated and distributed throughout our operations.

BEHAVIORS THAT SAVE LIVES



The COVID Coordinator Role: Critical to our Efforts

Close to 2,000 of our employees around the world assumed a new COVID Coordinator function, which has been critical to our efforts to continue safeguarding our people and seeking the continuity of our business during the ongoing COVID-19 pandemic. The role of the coordinator is to help keep our employees and contractors safe and healthy, and also to monitor and support the adaptation of necessary measures at each facility so as to reduce the risk of contagion.

Strengthening Communication with our Employees During the Pandemic

During the pandemic, we strengthened our communication with our employees to understand more about how COVID-19 is impacting their lives and to keep them continuously informed of the actions and protocols we were undertaking. Feedback from close to 13,000 employees revealed that 84% have a positive perception of the measures CEMEX has adopted across its operations to confront the pandemic. CEMEX rated above average in comparison to other companies measured in the same survey.



Harnessing the Power of Digital Innovation

During the COVID-19 pandemic, we have leveraged our existing digital capabilities to limit direct contact, increase physical distancing in our operations, and provide real-time worker density monitoring.

Some of the digital innovations we adopted to address the challenges presented by COVID-19 included using a proprietary Health Check app in several regions to closely follow up on the health of our employees through their mobile devices, testing virtual reality glasses in our cement plant in Panama to remotely monitor and inspect safety protocols in the facility, and utilizing our industry-leading CEMEX Go platform to conduct sales, payments, and customer service in a virtual and safe digital environment that eliminates the risk of virus transmission, protecting both our workers and our customers.

Learn more about our CEMEX Go platform on page 41 of this report. ▸

Supporting Our Communities During the COVID-19 Pandemic

We have continued working closely with our communities and most vulnerable groups to understand their needs during the pandemic. Maintaining close communication with our neighbors allowed us to develop a comprehensive action plan to provide relief for the challenges faced, including implementing social actions to strengthen health and hygiene behaviors, providing medical supplies and humanitarian aid, launching sanitization initiatives, and developing immediate response actions to boost local economic recovery in record time.

Learn more about our Social Impact initiatives during COVID-19 on page 67 and how our Urbanization Solutions contributed to building new health infrastructure on page 49. ▸

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 27


Employee Lost-Time Frequency Rate
(per million hours worked)
2.6
0.6
0.5
2010
2015
2020

In 2020, we reaffirmed our public goal to reach zero employee LTIs by 2030.

Our Path to Becoming an Injury-free Company

We are constantly working towards our ultimate goal of zero injuries worldwide at every location—our Zero4Life commitment. We believe that zero injuries and fatalities are possible, and, to that end, we continually renew our determination to protect our people.

We continued to make progress in most of our countries in 2020, with 96% of our operations achieving zero employee and contractor fatalities and Lost Time Injuries (LTIs). These results provide both motivation and clear evidence that our Zero4Life commitment is producing positive outcomes and becoming a reality across the vast majority of our sites.

Our 0.5 employee LTI frequency rate has remained a positive benchmark for a global company in our industry for several years. Sadly, there were 3 employee and 4 contractor fatalities, 5 of which occurred away from our premises. We are committed to maintaining our positive momentum on this important health and safety journey.

- We have continued to reduce the number of fatalities year-over-year but acknowledge zero is the only acceptable number.
- We reduced the total number of injuries involving employees and contractors. Progress in the past decade has derived in 77% LTIs reduction.
- 85% of our operations achieved zero employee and contractor Total Recordable Injuries (TRI's).

Contractor Safety

Consistent with our Zero4Life commitment, we are not only dedicated to the safety of all of our employees, but also to that of our contractors. Accordingly, we continue to focus on contractor management and driving safety in our various global campaigns and initiatives. Each injury and each fatality are analyzed carefully to identify root causes and required actions to prevent future incidents.

Our Contractor Health and Safety Verification Program is designed to confirm the practices and credentials of contractors who work on our behalf. Working with our Global Procurement team, we evaluate contractors' health and safety practices through a specialized third-party organization that utilizes a data-driven system. The verification checks for regulation compliance, liability policies, risk premiums, manuals and procedures, and applicable training and accreditations, among other requirements. This evaluation helps us to verify that contractors know and comply with health and safety processes and keep safe while working with us.

As part of our Contractor Health and Safety Verification Program, in 2020, we reached our goal of evaluating at least 82% of our company's procurement contractors spend. To achieve this goal, we engaged our operating countries and worked closely with our Health and Safety Functional Network.

Protecting Vulnerable Road Users

From innovative awareness campaigns and safety features for our trucks, to defensive driving training and workshops, we aim to enhance road safety for drivers, motorcyclists, cyclists, pedestrians, and other vulnerable road users. In 2020, our operations relied on digital platforms to reinforce road safety with key stakeholders, allowing us to bolster strong communication while complying with social distancing measures.

We also continued with the campaign, introduced in 2019 and launched in 63 cities around the world, that has seen more than 200 CEMEX trucks branded with high-visibility graphics and safety tips to raise road safety awareness aimed at helping protect pedestrians.


LOOK TWICE!
BEFORE YOU CROSS

SASB EM-CM-320a.1

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 28 Building a Strong Health and Safety Culture H&S Management System Across our operations, we continue investing in initiatives to strengthen The HSMS, based on the OHSAS 18001 standards, empowers our leaders our culture of health and safety. Through standardized global programs to implement a successful health and safety strategy for the company and sharing of best practices, we instill consistency across all of our and guides us on how to adequately allocate resources to training pro- operations. grams for our employees. In addition to defining operations in accor- dance with local regulations, the HSMS also lays the groundwork for Our interconnected global organizational structure fosters a coordi- assessing potential risks and planning the measures needed to mitigate nated, consistent, and collaborative approach to reach our compa- them in a coordinated manner. Our line managers utilize our HSMS on ny-wide goal of zero injuries, including our: an ongoing basis and make a formal and deep review each year to help them formulate their annual Health and Safety Improvement Plan. » H&S Functional Network: National health and safety specialists and their teams. In 2020, we acted swiftly to add a new dedicated element to our HSMS » Global H&S Council: Corporate and regional representatives that to effectively manage and mitigate risks and impacts from pandemics th support our H&S Functional Network. and epidemics. This 15 element in CEMEX HSMS is designed to help us » Global Health Forum of Experts: Group of experts that lead initiatives to remain effective in our management of risks associated with the to help employees and contractors adopt healthier lifestyles. current virus and to institutionalize our approach in the future if further situations of a similar nature occur. H&S Training: Achieving Our Goals H&S Policies and Procedures: Reinforcing Our Top Priority At CEMEX, training is a key part of our strategy to achieve our Zero4Life As our number one value and priority, we have strong policies in place commitment. We continuously revise and seek to improve our training to uphold our commitment to health and safety throughout our orga- programs and strive for all of our employees to possess the correct nization. Relying on standardized controls and procedures in the coun- knowledge, skills, and experience to perform their jobs safely. Management Leadership tries where we operate helps us build safer operations and consistently of Pand- & Account- Audits, emics monitor the progress of our initiatives. ability As part of our training program, executives, line managers, and supervi- Inspecions and Epi- Risk sors must complete our Health and Safety Academy, designed to & Continuous demics Management Our Global Health and Safety Policy is the cornerstone of our CEMEX enhance the leadership skills and to reinforce our number one value Improve- ment Health and Safety Management System (HSMS) and sets out clear Incident and priority across our organization—from our production plants to our Reporting, expectations, for leaders and workforce, to carry out their activities in a corporate offices. The Academy was launched in 2016 with our Founda- Investigation Regulation safe manner and to care for the well-being of our employees, contrac- tion Module, which prepares our line managers to lead by example and and Prevention Policies tors, and other people with whom we interact. Updated in 2020, the play a fundamental role in ensuring safety throughout our operations. policy now reinforces topics such as communication with suppliers, Launched in 2017, Module 2 enables our line managers to utilize our Emergency Driving reporting and incident investigation, as well as taking care of the health HSMS tool to help achieve our Zero4Life commitment in their opera- CEMEX Management Safety and safety of others. tions. Module 3, deployed in 2018, is designed to enhance the profi- H&S ciency of our line managers in key topics. Policy Contractor Operational Safety In 2020 we strengthened our Health and Safety Academy training to Control Management address the new Pandemics and Epidemics Element included in our HSMS. We delivered the newly designed training using CEMEX Univer- Occupational Standard sity’s self-learning platform to reach over 10,800 line-managers, in nine Health & Operating Wellbeing languages, across all regions worldwide, which represented more than Procedures 16,200 hours of training during 2020 on this topic. Document People, Control Training & Communi- Behaviours cation & Learn more about CEMEX University on page 63 of this report. â–¶ Consulta- tion SASB EM-CM-320a.1Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 28 Building a Strong Health and Safety Culture H&S Management System Across our operations, we continue investing in initiatives to strengthen The HSMS, based on the OHSAS 18001 standards, empowers our leaders our culture of health and safety. Through standardized global programs to implement a successful health and safety strategy for the company and sharing of best practices, we instill consistency across all of our and guides us on how to adequately allocate resources to training pro- operations. grams for our employees. In addition to defining operations in accor- dance with local regulations, the HSMS also lays the groundwork for Our interconnected global organizational structure fosters a coordi- assessing potential risks and planning the measures needed to mitigate nated, consistent, and collaborative approach to reach our compa- them in a coordinated manner. Our line managers utilize our HSMS on ny-wide goal of zero injuries, including our: an ongoing basis and make a formal and deep review each year to help them formulate their annual Health and Safety Improvement Plan. » H&S Functional Network: National health and safety specialists and their teams. In 2020, we acted swiftly to add a new dedicated element to our HSMS » Global H&S Council: Corporate and regional representatives that to effectively manage and mitigate risks and impacts from pandemics th support our H&S Functional Network. and epidemics. This 15 element in CEMEX HSMS is designed to help us » Global Health Forum of Experts: Group of experts that lead initiatives to remain effective in our management of risks associated with the to help employees and contractors adopt healthier lifestyles. current virus and to institutionalize our approach in the future if further situations of a similar nature occur. H&S Training: Achieving Our Goals H&S Policies and Procedures: Reinforcing Our Top Priority At CEMEX, training is a key part of our strategy to achieve our Zero4Life As our number one value and priority, we have strong policies in place commitment. We continuously revise and seek to improve our training to uphold our commitment to health and safety throughout our orga- programs and strive for all of our employees to possess the correct nization. Relying on standardized controls and procedures in the coun- knowledge, skills, and experience to perform their jobs safely. Management Leadership tries where we operate helps us build safer operations and consistently of Pand- & Account- Audits, emics monitor the progress of our initiatives. ability As part of our training program, executives, line managers, and supervi- Inspecions and Epi- Risk sors must complete our Health and Safety Academy, designed to & Continuous demics Management Our Global Health and Safety Policy is the cornerstone of our CEMEX enhance the leadership skills and to reinforce our number one value Improve- ment Health and Safety Management System (HSMS) and sets out clear Incident and priority across our organization—from our production plants to our Reporting, expectations, for leaders and workforce, to carry out their activities in a corporate offices. The Academy was launched in 2016 with our Founda- Investigation Regulation safe manner and to care for the well-being of our employees, contrac- tion Module, which prepares our line managers to lead by example and and Prevention Policies tors, and other people with whom we interact. Updated in 2020, the play a fundamental role in ensuring safety throughout our operations. policy now reinforces topics such as communication with suppliers, Launched in 2017, Module 2 enables our line managers to utilize our Emergency Driving reporting and incident investigation, as well as taking care of the health HSMS tool to help achieve our Zero4Life commitment in their opera- CEMEX Management Safety and safety of others. tions. Module 3, deployed in 2018, is designed to enhance the profi- H&S ciency of our line managers in key topics. Policy Contractor Operational Safety In 2020 we strengthened our Health and Safety Academy training to Control Management address the new Pandemics and Epidemics Element included in our HSMS. We delivered the newly designed training using CEMEX Univer- Occupational Standard sity’s self-learning platform to reach over 10,800 line-managers, in nine Health & Operating Wellbeing languages, across all regions worldwide, which represented more than Procedures 16,200 hours of training during 2020 on this topic. Document People, Control Training & Communi- Behaviours cation & Learn more about CEMEX University on page 63 of this report. â–¶ Consulta- tion SASB EM-CM-320a.1

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 29



Global Health and Wellness Activities

We continue to increase our local wellness initiatives throughout our global operations, supported by medical professionals from our Global Health Forum of experts. We also remain focused on our employees' occupational health and well-being by providing ongoing health checks and promoting our CEMEX Health Essentials.

In 2020 we introduced three new CEMEX University learning pathways to help address new challenges emerging from COVID-19, including: working and collaborating effectively while remote from home; building emotional and physical well-being to manage stress and anxiety; and building individual, team, and organizational resilience and leadership.

Visible and Quantifiable Leadership

As we continue to improve our health and safety culture, we must make all types of injuries to our employees and contractors a thing of the past, especially fatalities and other high severity incidents. To this end, our key proactive efforts include Visible Felt Leadership (VFL) and Near Miss/Hazard Alert Reporting.

The VFL Program includes a process whereby our leaders regularly engage with frontline workers on health and safety matters to influence non-risk-taking behaviors and to reinforce the importance of keeping themselves and others safe. In 2020, we continued implementing some in-person VFL site visits in adherence with physical distancing measures, and we also transitioned to virtual engagement exercises to reinforce our health and safety culture and maintain high levels of awareness. This approach was designed to convey organization-wide the genuine commitment of every manager to health and safety and to inspire positive behaviors by others during the pandemic.

For more than 10 years, CEMEX has consistently implemented the Near Miss/Hazard Alert System across all of our geographies and business lines. Employees, contractors, or anyone visiting a CEMEX site can use this tool to report identified risks, thus contributing greatly to the elimination of potential hazards.

Reinforcing Our Health and Safety Culture with Innovation

From self-assessment systems to mobile apps, GPS tracking, and the creative branding of our trucks, we are continuously developing and deploying innovative initiatives to proactively advance our goals.

We continued to install specific safety features for our company's trucks in an ongoing program to help improve road safety. These features include vehicle sensors, camera systems that alert our drivers to potential dangers, and many other types of safety equipment. Our countries are utilizing truck GPS and telematics data to not only identify risky driving behaviors that require additional training, but also to highlight good driving performance that merits recognition. Data that we track include speed, harsh braking, and driving hours; several appropriate systems have been developed to monitor potential issues and to bring them to the attention of operations and their drivers.

Within our operations, we also deploy such measures as driving simulators, workshops, and video sessions to improve our drivers' knowledge base on rigorous topics for our organization, such as logistics and transportation. Our Mobile Intelex App gives our people the capability to report near misses, hazards, inspections, and leadership health and safety visits—anytime, anywhere—on their cell phones, tablets, and computers, enabling quicker reactions to prevent injuries.



Health and Safety Awards: Recognizing Those Who Excel

Our Global Health and Safety Awards provide us with the opportunity to recognize those operations and employees that excel at providing a safe workplace and promoting a healthy lifestyle among our employees and everyone involved with our company. In 2020 we acknowledged our outstanding performance in four categories: Zero4life Contribution, Contractor Management, Health Contribution, and Sector Awards.

SASB EM-CM-320a.1

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 30

Climate Action



In 2020 we announced:

- Our 2030 goal of **35% reduction** in specific net CO_2 emissions
- Our 2030 commitment of **55% reduction** in specific net CO_2 emissions in our European operations
- Our ambition to deliver **globally net-zero CO_2** concrete by 2050
- Additionally, we aim to reach **40% clean electricity for cement** by 2030.

At CEMEX, we pride ourselves on building a better future, and climate action is essential for the achievement of that future.

Concrete is the most consumed man-made material on earth and a key enabler of cities and communities' growth. We are committed to enhancing the sustainable attributes of our building solutions in order to contribute to modern life while addressing climate change and other global challenges. Our 2030 CO_2 reduction target and 2050 carbon neutrality ambition reflect this aspiration and the implied efforts are linked to priority SDGs 9, 11, 13, and 15.

Climate action has been for decades a priority for CEMEX, and our efforts to date have resulted in significant progress. Our resolve is to go further, which is why we've made the consideration of carbon emissions reduction an integral part of everything we do.

We support the urgency of collective action to achieve compliance with the Paris Agreement commitments and the fulfillment of the United Nations Sustainable Development Goals on climate action.

Taking the Lead in Green Financing

In 2020, CEMEX successfully closed an amendment to the Facilities Agreement that incorporated sustainability-linked metrics, including reduction of net CO_2 emissions, clean electricity consumption, quarry biodiversity conservation, water management, and clinker factor. This Facilities Agreement became the largest Sustainability-Linked Loan to date in Latin America and the emerging markets and one of the largest in the world, incorporating rigorous key performance indicators in about US$3.2 billion of commitments.

FUTURE IN ACTION
COMMITTED TO NET ZERO CO_2

CEMEX is the first company in the sector to target a specific net CO_2 reduction in its European operations of at least 55% by 2030.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 31

CO_2 Emissions and Reduction Levers in Our Value Chain


Power Supply

Production Process ▸

CO_2 Reduction Levers ▸

1 Raw Material Extraction

Reforestation Offsets

2 Clinker Production

Clinker
- Alternative Fuels
- Hydrogen Injection
- Decarbonated Raw Materials
- Low Temperature Clinker
- Low CO_2 Clinker

Carbon Capture, Use and Storage
- CO_2 Capture
- CO_2 Storage
- CO_2 to Produce Fuels
- CO_2 Mineralization
- Other CO_2 uses
- Solar Calcination

3 Cement Production

Cement
- Additions
- Integral Cement
- Grinding Admixtures and Technologies
- Calcined Clays

4 Aggregates Production

5 Concrete Production

Ready Mix and Aggregates
- Additions
- Binders
- Recycled Aggregates

5 Construction: Buildings and Infrastructure

Construction and Demolition
- Fast Recarbonation of Recycled Concrete
- Natural Carbonation of Concrete during Lifetime of Structure

Power Supply
- Clean Power
- Energy Storage
- Waste Heat Recovery
- Energy efficiency
- Waste to Energy

Transport & Supplies
- Low CO_2 Transport
- Routes Optimization
- Barges and Railroad
- Low CO_2 Fuels

SASB EM-CM-110a.1, EM-CM-110a.2

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 32

Our 2030 CO_2 Reduction Target and Roadmap

CEMEX's 2030 CO_2 reduction goal is focused on our cement business, where the majority of the carbon emissions reside. To fulfill this target, we developed a detailed CO_2 roadmap for each of our manufacturing plants to accelerate the worldwide rollout of proven technologies.

Our roadmap is aligned with the Sectoral Decarbonization Approach (SDA) 2°C scenario developed by the International Energy Agency (IEA) for the cement sector in line with climate science.

Our 2030 Target

(kg CO_2 / ton of cementitious product)


801
-22.6%
-35%
620
520
1990
2020
2030

We aim to reduce our net CO_2 emissions per ton of cementitious product by 35% compared to our 1990 levels

As of 2020, we have reduced our net CO_2 emissions per ton of cementitious products by close to 23% compared with the 1990 baseline. In 2020 alone, this reduction together with the clean energy and electricity efficiency improvements, allowed us to avoid emitting 8.6 million tons of CO_2, equivalent to the annual emissions of 1.9 million passenger vehicles. With our 2030 goal, we aim to avoid up to 16 million tons of CO_2 per year, equivalent to the annual emissions of 3 million passenger vehicles.

A Clear CO_2 Reduction Roadmap in Line with Climate Science

The CO_2 Reduction Roadmap to meet our 2030 goal assesses the carbon mitigation potential that can be seized across each of our cement manufacturing sites, taking into consideration local challenges, regulations, materials supply, technical limitations, and market dynamics, among other decisive factors.

Building on this roadmap, we intend to invest approximately US$130 million over five years to reinforce our efforts in reducing emissions in our production processes. To this end, we aim to accelerate and replicate in new geographies the use of proven technologies that our operations have been employing successfully for the last 20 years and adding recent technologies that have great innovative potential as CO_2 reduction levers.

To additionally contribute to our carbon mitigation goals, we intend to reduce our indirect emissions by reaching 40% of electricity consumption in cement from clean energy sources.



CO_2 Reduction Levers for Our 2030 Target Reduction Roadmap


Alternative Fuels 32%
Clinker Factor 31%
Decarbonated Raw Materials 16%
Novel Clinkers 16%
Hydrogen Injection 5%



CEMEX's 2030 CO_2 reduction target and roadmap including Scope 1 and 2 emissions, have been validated by Carbon Trust, an internationally recognized consulting company that provides a rigorous third-party assessment of carbon reduction plans. In their verification process, Carbon Trust assessed for each cement operation the technological feasibility and the expected benefit of each lever on carbon reduction as well as the viability cost to implement the plan. Finally, they also ensured that we have appropriate governance in place to implement the roadmap.

View the Carbon Trust verification letter

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Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 33


Alternative Fuels Rate
(percentage)
0.6%
5.1%
20.4%
25.3%
1990
2005
2010
2020

With close to 11% share in total fuel mix, CEMEX is the industry leader in biomass content from alternative fuels consumption.

Key Levers to Reach Our CO_2 Reduction Target

Accelerating the Use of Alternative Fuels

Given the high-energy intensity of our cement operations, the use of alternative fuels as a substitute for fossil fuels is an important lever to reduce direct CO_2 emissions from our clinker production process across all of our cement sites. Alternative fuels are predominantly non-recyclable materials and waste from industrial, domestic, agricultural, and forestry processes—including used tires, processed municipal solid waste, and biomass residues such as rice and coffee husks, animal meal, and sewage sludge—which contain recoverable energy and material.

Our Alternative Fuels Strategy helps us confront climate change by enabling us to rely less on fossil fuels and thereby reduce the CO_2 intensity of clinker manufacturing. Concurrently, by co-processing waste as an alternative fuel in our cement operations, we can help decrease the amount of waste society sends to landfill, reduce public investment in new dedicated waste management facilities, and foster local business creation and employment by developing alternative fuel supply chains.

Our 2020 milestones:

- 25.3% global alternative fuels rate
- 91% of our cement plants co-processed a cumulative 2.7 million tons of waste as alternative fuels
- ~1.6 million tons of coal replaced
- +US135 million avoided in fossil fuel costs
- +US$43 million in additional savings in carbon-regulated regions where we operate.

In 2020, our Chelm plant in Poland reached over 93% alternative fuels rate, one of the highest substitution rates in the cement sector

With 60% substitution of fossil fuels in the region, our cement operations in Europe have the highest share of alternative fuels. This is directly linked to waste directives, and market dynamics that have allowed us to take our largest production cost, fuel, and convert it to an income stream.

Our installations with the highest alternative fuels rate include Chelm and Rudniki in Poland, Prachovice in the Czech Republic, Rüdersdorf in Germany, Morata in Spain, and Rugby in the UK.



CEMEX has the proven experience, technology, and know-how needed to process, store, and leverage the special conditions offered by the rotary kilns in the production of clinker as well as to process waste and recover energy from alternative sources in a responsible manner. Some of the main challenges we face in increasing our global alternative fuel substitution rate are the lack of stable quality fuel supply; limited policy incentives to develop the waste to fuel value chain; and a lack of a regulatory framework that recognizes co-processing as the optimal waste management solution for unrecyclable materials.

Going forward, we will continue working to reach our targets and seeking investment opportunities to identify and transform new sources of waste to replace fossil fuels, while remaining a prominent industry advocate and leading user of alternative fuels for cement production.

To learn more about the circular economy benefits of using alternative fuels in clinker production, visit page 54 of this report. ▸

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Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 34

Harnessing the Power of Hydrogen Injection

We have successfully integrated an innovative hydrogen-based technology into all of our cement plants in Europe. This technology enables our kilns to increase their use of alternative fuels by optimizing the combustion process. Hydrogen burns faster and assists the ignition of biomass. To this end, a mixture of both hydrogen and biomass can be used to address some of the alternative fuel's calorific limitations, leading to a reduction of all fossil fuel CO_2.

Guided by our 2030 CO_2 Reduction Roadmap, we will continue making the investments needed to extend this technology to other regions, starting with deployment throughout Mexico, the U.S., and SCA&C during 2021.

Increasing the Use of Clinker Substitutes

We continue our global push to bring technological, operational, and commercial elements to bear on further reducing the clinker-to-cement ratio in cement production or clinker factor. Using supplementary cementitious materials as a substitute for clinker reduces CO_2 process emissions and CO_2 emissions from energy use related to clinker production. Substitutes include active minerals derived from industrial waste, such as slag from blast furnaces for steel production and fly ash, a by-product of power plant coal combustion, as well as natural materials such as limestone and pozzolan.

In our Assiut cement plant in Egypt, we successfully activated clays in our kilns through calcination, which aims to solve the challenge of locally available active supplementary cementitious materials for the cement production process. We are also working to develop tailor-made quality enhancer admixtures to improve the reactivity of cement and, thus, increase the rate of supplementary cementitious materials.

As of 2020, the average clinker factor in our cement products is 77.0%, down from 85.4% in our baseline year 1990. We aim to achieve further reductions in our clinker factor as a key contributor to reach our 2030 goal.

Increasing the Use of Decarbonated Raw Materials

We are also investing in the research and development of other decarbonated raw materials to replace limestone in clinker production. These decarbonated raw materials are normally waste from other industries, such as lignite ash, carbide sludge, or lime residues from the beet sugar industry. These already decarbonized raw materials have a great potential to simultaneously reduce both process emissions and fuel emissions, as less heat is demanded to decarbonize the raw meal.

As of 2020, we achieved an increase in our decarbonated raw materials of close to 15% in the European cement operations, which contributes to position Europe at the forefront of emissions reduction worldwide.

Development of Novel Clinkers with Lower Energy Demand and Higher Reactivity

In recent years, we have paid increased attention to the development of clinker produced with lower energy demand and clinker with higher reactivity that allows for a smaller CO_2 footprint in cement. We have successfully developed new types of clinker with a 10% to 20% lower CO_2 footprint by changing our raw meal composition to reduce the energy intensity of clinker production and leverage a higher clinker reactivity, thereby allowing for a higher content of clinker substitutes in our cement.

These new types of clinker have been introduced in several markets, mainly in Mexico and Europe, reaching 50% share in our clinker production in the latter region. We will also continue our work to develop and extend across regions novel cements with significantly larger carbon footprint reductions.



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Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 35

Maximizing the Use of Clean Energy Sources

Maximizing our operations' use of clean energy not only complements our existing efforts towards reducing our indirect carbon emissions, but also makes good business sense. Our definition of clean energy includes renewable energy sources such as solar, wind, hydro, and biomass, together with power generated from waste heat recovery systems.

CEMEX's global energy strategy includes the development of clean energy projects within our operations and the advancement of our procurement practices to foster adoption of such electricity generation sources. As a result of our focus, in 2020, around 29% of our cement operations' power consumption came from clean energy sources.

In 2020, we achieved 100% renewable energy supply for our operations in Poland, thanks to an agreement with PGE Obrót. Additionally, we extended for three more years our agreement with Engie to supply 100% renewable energy for our operations in the United Kingdom.

We currently lead our industry in the use of clean electricity and we have established an ambitious target of sourcing 40% of our power consumption in our cement operations from clean energy by 2030.

Clean Power Sources Developed or Contracted
as of December 31, 2020

Mexico	250 MW Eurus wind farm 150 MWac Tuli solar farm 150 MWac Helios solar farm 126 MW Ventika I wind farm 126 MW Ventika II wind farm
Germany	30 MW waste-to-energy facility
United Kingdom	100% renewable contract
Poland	100% renewable contract
Colombia	30 MW sugarcane bagasse contract 11 MW hydropower portfolio
Panama	100% hydroelectric contract
California	7 MW wind portfolio
Philippines	6 MW waste heat recovery facility in Solid 5 MW waste heat recovery facility in APO
Dominican Republic	1.5 MWac solar project

Improving Energy Efficiency

Energy efficiency in production processes is also a major contributor to reducing the demand for energy and lowering energy-related emissions. At CEMEX, we are focused on promoting a mindset of continuous improvement and constant innovation that enables us to leverage opportunities to capture savings and reduce energy consumption across our operations by replacing outdated equipment and modernizing our plants with the latest available energy-efficient technologies.

Leading Energy Efficiency in the U.S.

Our U.S. operations earned the 2020 EPA ENERGY STAR® Partner of the Year, Sustained Excellence Award—the highest honor among ENERGY STAR® awards—marking the second consecutive year the company has received ENERGY STAR® Partner of the Year in recognition of our leadership in energy management and longstanding commitment to sustainability. Being honored with this award reflects our commitment to company-wide energy management and affirms our efforts and activities reflect the highest industry standards.

This award is among a list of honors by the U.S. Environmental Protection Agency and the U.S. Department of Energy that recognizes CEMEX USA's ongoing and active participation in the ENERGY STAR® program. Since 2007, CEMEX USA cement plants have earned more than 50 ENERGY STAR® Certifications. In addition, dozens of CEMEX USA cement terminals and ready-mix concrete operations have achieved the ENERGY STAR® Challenge for Industry.



ENERGY STAR AWARD 2020
PARTNER OF THE YEAR
Sustained Excellence

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 36

2050 Ambition: Deliver Net-Zero CO_2 Concrete for All Products and Geographies

Our 2050 Ambition is delivering net-zero CO_2 concrete to all customers and geographies. Concrete will continue to have a critical role to play in a low-carbon economy as there are no substitutes for the key attributes it offers—cost-effective strength and resilience, among others.

The technology for some of these levers is still in the early stages of development, setting an open path for innovation that requires continuous work in our Research and Development Center, new investments by CEMEX Ventures, the formation of strategic partnerships, and cross-industry collaboration.

CO_2 Reduction Levers for Our 2050 Ambition



2030 Cement Levers	32%
Carbon Capture, Utilization, & Storage	34%
Concrete Technologies	12%
Clean Power Supply	6%
Transport Emissions	6%
Reforestation & Other Carbon Removal	4%
Recarbonation	3%
Circular Economy	3%

Vertua®: The Industry-First Net-Zero CO_2 Concrete Solution

In 2020, we launched Vertua, our industry-first Net-Zero CO_2 Concrete Solution. This product is an important step in our ambition of achieving carbon neutrality in all our concrete products and geographies.

The Vertua product line allows customers to customize the carbon content of concrete to meet their construction needs. We achieve this by applying two of our key CO_2 reduction levers: new concrete technologies and reforestation initiatives.

With Vertua Ultra Zero we are offering a Net-Zero CO_2 concrete product for the first time to our customers. We achieve this through a cutting-edge technology with geopolymers that reduces the carbon footprint by up to 70%. For the remaining 30%, we provide a carbon neutral certificate through the complementary use of carbon offsets supplied by Natural Capital Partners from reforestation projects in Africa and Mexico. We only purchase carbon credits that are globally recognized and respected for their high levels of environmental integrity.

The Vertua Net-Zero CO_2 concrete is made possible due to an innovative solution created by our Research and Development Center. The offering is already being successfully used in prestigious projects, like the HS2 high-speed railway in the U.K., currently the largest infrastructure project in Europe.

To learn more about Vertua and how much CO_2 you can save in your construction project visit our website.

A range of products under Vertua® umbrella offering zero to low carbon concrete solutions


Reduction in kg CO₂/m³ (%)
Baseline Concrete ≈340 kg CO₂/m³
Classic 20-30% less CO₂
Plus 40-50% less CO₂
Ultra Zero ≈70% less CO₂
Vertua
In Ultra Zero, geopolymers provide 70% reduction in CO₂ emissions and carbon-offsets provide the remaining, while not compromising strength


Vertua
GO

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 37



Investing and Exploring Carbon Capture, Use, and Storage Technologies

The Carbon Capture, Utilization, and Storage (CCUS) technology is a key lever to deliver on our 2050 Ambition.

Since 2002, CEMEX has been studying CCUS in collaboration with other companies, international organizations, and academic institutions. Currently, CEMEX is actively participating in close to 30 research projects aimed at contributing to carbon reduction and mitigation including accelerating CCUS implementation on an industrial scale.

Harnessing the Sun for Cement Production

CEMEX and Synhelion SA announced the joint development of a groundbreaking technology designed to harness solar energy to fully decarbonize the clinker manufacturing process. The radically new approach replaces fossil fuels with solar heat. To achieve the high temperature needed in the kilns, this pioneering process captures 100% of the carbon emissions from the limestone decarbonization and reincorporates them back as feedstock for fuel production. CEMEX and Synhelion plan a pilot installation into an existing CEMEX cement plant by 2022.

Advancing High Impact Technologies

CEMEX is participating in the Low Emissions Intensity Lime and Cement 2 (LEILAC 2) project, an initiative funded by the European Union's Horizon 2020 research program. CEMEX also has active participation in LEILAC 1, working to develop the direct separation and concentration of process carbon emissions from the clinker manufacture, and will continue its contributions to the project by bringing expertise, experience, and key resources.

Researching Cost-effective Carbon Capture Solutions

CEMEX Ventures signed an agreement with Carbon Clean, a leader in low-cost modular carbon dioxide capture and separation technology. Carbon Clean solutions for the cement industry could provide a significant reduction in both capital cost and equipment size, enabling the wider-scale commercial deployment of carbon capture systems.

New CCUS feasibility studies in Texas and California

Our U.S. operations were awarded grants from the U.S. Department of Energy to research and develop innovative carbon capture technology.

In Texas, CEMEX is partnering with Membrane Technology and Research, Inc. to conduct an 18-month study at CEMEX's Balcones cement plant in Texas, and explore the potential CO_2 emission reduction from installing new membrane technology in the plant's production process. The membrane will act as a semi-permeable barrier through which CO_2 can pass, facilitating carbon capture at a minimal adoption cost.

In California, CEMEX was awarded a grant to research, engineer and develop a pilot for a breakthrough carbon capture unit. The project, anchored to CEMEX's Victorville, California cement plant, will also contemplate cost-competitive solutions to completely close the loop on current carbon emissions.

These projects are expected to be an important advancement towards CEMEX's ambition to deliver net-zero CO_2 concrete globally by 2050.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 38



Strengthening the Circular Economy of Concrete

Concrete has two outstanding characteristics that are particularly valuable in the construction of a circular economy: it can be 100% recycled as an alternative aggregate or raw material for cement production and, like trees, it absorbs CO_2 over its lifetime (recarbonation)—up to 25% of its embodied CO_2 process emissions.

Our work combines advancing our technologies while also seeking complementary innovation outside of CEMEX through investments in startups and high-value collaboration agreements.

Rapid Carbonation of Concrete Aggregates

CEMEX is participating in the FastCarb Project, a multi-stakeholder initiative that aims to accelerate the carbonation process of aggregates made from recycled concrete. The National Technical Center of CEMEX France will evaluate in its laboratory facilities the physical and mechanical properties of the carbonated recycled concrete aggregates when used in ready-mix concrete.

Leveraging New Aggregates from Plastic

CEMEX Ventures announced an investment in Arqlite SPC, a company focused on producing artificial gravel from unrecyclable plastic waste. By giving plastic a second life, we avoid the use of natural quarry aggregates, thereby saving resources and reducing the carbon footprint of concrete designed for applications such as drainage, precast, and lightweight concrete systems for non-structural use.

New Concrete Technologies

We continue working to further develop concrete technologies, admixtures, and novel binding materials that help lower the CO_2 footprint compared to conventional cement.

Improving Other Cementitious Materials

CEMEX signed an agreement with Carbon Upcycling Technologies that aims to produce nanomaterials with greater reactivity and a lower carbon footprint. We expect this venture to result in a doubling of the industrial residues we use to 6 million tons annually by 2030, an increase that will enable a lower carbon footprint in cement and concrete.

Reforestation and Other Carbon Sink Initiatives

We strongly support the role that natural carbon sinks can play in reducing the total CO_2 concentration in the atmosphere. Our quarries rehabilitation and biodiversity conservation efforts enable CO_2 removal and enhance these natural carbon sinks. Similarly, El Carmen, CEMEX's 140,000-hectare biodiversity reserve located on the U.S.-Mexican border, stores around 11 million tons of biologically sequestered CO_2, equivalent to 30% of our annual worldwide CO_2 emissions. Going forward, we aim to continue the expansion and protection of these natural carbon reservoirs, helping reduce the total CO_2 concentration in the atmosphere.

Learn more about El Carmen on page 57 of this report. ▸

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 39

Leading the Industry in Climate Disclosure

CEMEX has been a driver of reporting and transparency within our sector. We recognize the relevance of monitoring and disclosing our impacts and contributions and are committed to providing our stakeholders with key information that generates a better understanding of our challenges and action plans, including those related to climate.

Creating a common understanding of climate-related risks and opportunities across the cement and concrete industry is key in the delivery of the Paris Agreement goals. Disclosures of information on climate-related governance, strategy, risk, and metrics is essential for successful long-term investors.

We are proud to be actively engaged in the main carbon disclosure platforms and adhere our reporting to their guidelines and recommendations including:

- **CDP:** CEMEX achieved recognition for transparency and is part of the CDP Climate Change Leaders of the Industry.
- **Transition Pathway Initiative (TPI):** CEMEX's carbon strategy and the management of its risks and opportunities related to the low-carbon transition reached the top level according to its criteria.
- **Task Force on Climate-Related Financial Disclosures (TCFD):** CEMEX is a supporter of TCFD and has adopted its recommendations for climate related reporting since 2020.

Indicated CDP disclosures refer to our 2020 Climate Change Response. Details and additional information can be found across our annual submissions to CDP
https://www.cdp.net/en

Task Force on Climate-Related Financial Disclosures (TCFD) Alignment

Governance

Disclose the organization's governance around climate-related risks and opportunities

Recommended Disclosures

a) **Board's oversight of climate-related risks and opportunities.**
CDP: C1.1, C1.1a, C1.1b
Integrated Report: P.81

b) **Management's role.**
CDP: C1.2, C1.2a, C1.3, C1.3a, C2.2, C2.2a
Integrated Report: P.81, 89

Strategy

Disclose the actual and potential impacts on climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material

Recommended Disclosures

a) **Risks and opportunities for short, medium and long term.**
CDP: C2.1, C2.1a, C2.2, C2.2a
Integrated Report: P. 87-92

b) **Impact on business strategy and financial planning.**
CDP: C2.1b, C2.2, C2.2a, C2.3, C2.3a, C2.4, C2.4a, C3.1, C3.1a, C3.1b, C3.1d, C3.1e, C3.1f, C4.3c, C4.5, C4.5a, C-CE9.6, C-CE9.6a, C12.3a, C12.3f
Integrated Report: P.8-9, 12, 16, 21, 24, 30-38, 46-51, 54

c) **Resilient strategy and scenarios planning.**
CDP: CC2.2a, C2.3a, C2.4a, C3.1a, C3.1b, C11.3a
Integrated Report: P. 30-38, 46-51, 54, 89

Risk Management

Disclose how the organization identifies, assesses, and manages climate-related risks

Recommended Disclosures

a) **Climate-related risks identification.**
CDP: C1.1a, C1.1b, C1.2, C1.2a, C2.1, C2.1a, C2.1b, C2.2, C2.2a, C2.3, C2.3a
Integrated Report: P. 12, 30-38, 46-51, 54, 81, 87-92

b) **Climate-related risks management.**
CDP: C1.1a, C1.1b, C1.2, C1.2a, C2.1, C2.2, C2.3, C2.3a, C3.1, C3.1b, C3.1d, C3.1e, C3.1f, C-CE9.6, C-CE9.6a, C11.1d, C12.1a, C12.1b, C12.3, C12.3a, C12.3c, C12.3e, C12.3f
Integrated Report: P. 12, 16, 30-38, 46-51, 54, 81, 87-92

c) **Integration into overall risks.**
CDP: C1.1a, C1.1b, C1.2, C1.2a, C2.1, C2.1a, C2.1b, C2.2, C2.2a, C2.3, C2.3a
Integrated Report: P. 12, 16, 30-38, 46-51, 54, 81, 87-92

Metrics and Targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material

Recommended Disclosures

a) **Climate-related metrics.**
CDP: C4.1, C4.1b, C4.2, C4.2a, C4.2b, C4.5a, C9.1, C11.3, C11.3a
Integrated Report: P. 4, 16, 18, 21, 30-38, 46, 54-57, 182-184

b) **Disclose Scope 1, 2 and 3.**
CDP: C6, C7, C8
Integrated Report: P. 16, 18, 21, 31-32, 183

c) **Climate-related targets.**
CDP: C1.3, C1.3a, C4.1, C4.1b, C4.2, C4.2a, C4.2b
Integrated Report: P. 4, 9, 18, 21, 30-38, 46, 54-57, 183

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 40

Delivering a Superior Customer Experience

In 2020 we achieved an outstanding NPS result with an average of 68 points, an 18-point increase compared to 2019.



We place our customers at the center of every action we take and every decision we make, underscoring our determination to be the most customer-centric company in the building materials industry.



Our strong commitment to help our customers succeed and our focus of seeking to ensure the best experience for them directly contribute to our priority SDG 8, while our constant innovation in digital technologies to serve our customers better and help them build sustainable cities and communities directly contribute to our priority SDGs 9 and 11.

Fostering Customer Centricity

As a customer-centric company, we begin by listening and identifying our customers' pain points. Knowing and focusing on what success means to them, enables us to innovate around their needs and fuels our drive to surpass their expectations in every interaction.

Our One CEMEX Commercial model is steering our internal practices to offer a more desirable experience for our customers and shape a competitive advantage for CEMEX through differentiation. The multi-faceted model encompasses the elements to act on our customers' needs, personalizing value propositions and developing digital solutions and strategies that enable us to capture the value we deliver, among others.

Our Service Delivery Model is a key component of the One CEMEX Commercial Model, where we have created the future customer experience vision through the eyes of the customer and how to make it a reality. During 2020, we started implementing our new model by executing initiatives in every region to bring tangible improvements for our customers in the short term. The alliance between our global areas helped us streamline our processes and make important improvements in systems and technology that bring us closer to providing superior experiences to our customers.

Capturing Our Customer's Voice through Our Net Promoter Score (NPS)

Understanding our customers' perceptions of the service experience we offer is the path to continuous improvement. The Net Promoter Score (NPS) is a key performance indicator that helps us systematically measure customer satisfaction and monitor their purchasing experiences in every market segment, in all the countries where we operate. Enhanced analytics enable us to better understand our customers and give us new insights we can use to design more targeted, data-based value propositions, and an overall superior customer experience.

In 2020 we achieved outstanding NPS result with an average of 68 points, an 18-point increase compared to 2019, placing us ahead of schedule of reaching our global 2030 NPS customer satisfaction target of 60 points.

We are proud of this year's efforts to deliver a Superior Customer Experience across all of our geographies. We listened to our customers and learned how to translate their voice into actionable improvements.

Our customers witnessed the dedication we put into serving them better and the incredible resilience to overcome the challenges we all currently face. We are proud of the consistent increase in our NPS result. We aim to maintain excellence in everything we do to continue being our customers' preferred partner.

GRI 102-42, GRI 102-43, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 41

During the COVID-19 pandemic, we have been able to support business continuity at a global scale for our customers due to the comprehensive digital strategy we began implementing in 2017.

At the Forefront of Digital Innovation to Deliver a Superior Customer Experience

We view the creation of a customer-centric digital organization as not only our best competitive advantage but as essential to our global business strategy. For that reason, our application of digital technology in our processes enables us to offer our industry's preeminent customer experience.

Every technological application we develop is designed to boost our customers' productivity, positively impact their bottom line, and improve their experience when interacting with CEMEX. Continual enhancements to our technological infrastructure also make us more agile, enabling new capabilities that provide added value to our customers and strengthen the relationships we form with them.

Continuing to Lead the industry's digital evolution through CEMEX Go

We are accelerating innovation with CEMEX Go, a state-of-the-art digital platform and a win-win value proposition for our customers and our company. Using CEMEX Go enables our customers to build more efficient operations and attain self-reliance through control of all aspects of their business relationship with CEMEX, including the control of their orders, 24/7.

This state-of-the-art digital solution automates order-to-cash workflows, which streamlines customers' ability to achieve efficient real-time management, from orders to tracking to fulfillment. Additionally, CEMEX Go enhances decision-making capabilities by offering quick access to detailed information and in-depth analytics and business insights, empowering our customers to make more informed decisions and save time and money. CEMEX Go also contributes to the ongoing transformation of our company's sales force, enabling them to dedicate more of their time to understanding and serving customer needs. The platform is strategically important to our customer-centricity; it enables us to strengthen our relationships with customers and improve their value propositions.

CEMEX Go: An Instrumental Platform during COVID-19 pandemic

In executing our crisis response to the COVID-19 pandemic, we leveraged our existing technological infrastructure and focused on consolidating our CEMEX Go platforms, accelerating the pace of adoption and improving the value proposition for our customers. The new normal for business entails increased digitization of customer and supply-chain interactions as well as internal operations. CEMEX is at the forefront of our industry in these developments and we will continue working to develop innovative solutions that allow us to increase remote capabilities and ensure safety measures remain strong.

In 2020, CEMEX Go was instrumental in enabling us to safely and reliably provide our products and services —sales, payments, and customer service— in a remote digital environment that eliminated the risk of virus transmission and allowed our customers to seamlessly continue carrying out their work without interruptions.

The substantial growth we have seen in the use of our CEMEX Go platform in 2020 is a testament to our company's commitment to continuous improvement as we work to deliver on our promise of customer-centricity.

3 years serving our customers



Available in all our operations with over **42,000 customers**

21 countries with access

90% usage rate among recurring customers

61% of our total global sales processed through CEMEX Go

Allows our customers to **work seamlessly** in a contactless digital environment during COVID-19

CEMEX Go Developer Center offers direct connectivity to our customers to place and track orders, as well as access financial documents for all products and services

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 42

Welcome, Olivia!

Our Service Centers in Mexico, the U.S., Colombia, Spain, and the Philippines welcomed Olivia to our service team, an artificial intelligence bot that contributes to providing even faster responses to our customers' most common questions. The introduction of Olivia is the first in a series of steps we will take to further integrate Artificial Intelligence tools into our service attention processes. Olivia speaks English and Spanish and will eventually incorporate Polish, German, French, and Hebrew.

CEMEX Go Adds New Functionalities

Relying on customer feedback, and with a focus on providing a superior customer experience despite challenges from the COVID-19 pandemic, we accelerated the CEMEX Go adoption rate and evolved the platform by enabling new functionalities:

- Digital Confirmation: Allows for automatic purchase orders' confirmation, with no follow-up requirements from service center agents. Phase one rollout has been completed, covering our ready-mix business line in Mexico.
- Ready-mix Go app: An enhanced capability that allows users to place, view, schedule, and manage orders, as well as to track deliveries, configure notifications, and view order history from their mobile devices.
- Pick-up Experience: Integrating the pick-up solution into the current track web platform providing a superior digital experience for our customers, including both pick-up and delivery methods for our cement and aggregates business lines. Deployed in Florida, it is currently expanding to other U.S. regions.
- Paperless Experience: Allows customers to sign delivery tickets online and receive invoices and delivery tickets digitally via their mobile devices.
- COVID-19 enhancements: New functionalities that improve the experience and safety features for our customers related to delivery tickets, handling of financial documents, and payment options.

Expanding Our Digital Offer

CEMEX continues to take bold digital actions that differentiate us as a pioneer and first-mover of accessible, scalable solutions unique in our industry.

New Ways of Connecting with Our Customers

Our CEMEX Go Developer Center uses digital tools and a growing selection of Application Programming Interfaces (APIs) that facilitate connectivity of our company processes with our customers. It also enables the direct management of orders and the use of public information from CEMEX that will allow other companies to integrate their digital offers. As of 2020, CEMEX Go Developer Center has already helped nine customers from the U.S., Mexico, the U.K., Germany, and France enable real-time access to status of their products and services.

Better Value-Added Customer Service

CEMEX Go CRM enables our front-line sales representatives and support teams to manage our customer relationships more efficiently and systematically, dedicating more quality time to serve our customers. Currently, we have deployed CEMEX Go CRM in 10 countries, including Colombia, Egypt, Mexico, the U.K., and the U.S. In 2020, we leveraged CEMEX Go CRM to help us safely maintain a high level of customer service during the pandemic by remotely managing our sales representatives.

Introducing our Construrama Partners to the Digital Age

Continuing to grow in 2020, our Construrama Online Store enables registered buyers to speed up order placement, gain access to exclusive promotions, and receive an enhanced supply management experience. More buyers now enjoy easy access to a wider catalog of products—with the ability to select, purchase, and follow up online on their orders—generating significant savings in productivity for our Construrama distribution network of retail stores, builders, and final customers.



Our B2B platform ConstruramaSupply.com grew during 2020 in 3 strategic fronts:

US$11.9 million annual sales (+48%)

1,680 users (+45%)
1,090 retail stores using the platform (+90%)

+14,000 orders (+21%)

Construsync is the Enterprise Resource Planning (ERP) system designed by CEMEX for our Construrama distributors; it plays a critical role in establishing an integrated network between CEMEX, our associates, and suppliers. In 2020 this solution was defined and implemented and is being integrated with our e-commerce platform Construrama.com. At the end of 2020, the first pilot projects for this solution had been launched with three different customers in 27 stores. The objective for 2021 is to reach 400 stores using Construsync.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 43

Increased Efficiency Through Artificial Intelligence

Informed by the needs and challenges of our customers, at CEMEX we constantly evaluate emerging technologies for incorporation into our ecosystem of digital solutions. As an example, we have already begun to employ Artificial Intelligence and Robotic Process Automation (RPA) within our commercial platforms. In Spain and Germany, the nine RPA processes using artificial intelligence we implemented in 2020 enable us to provide a better service for our customers by speeding-up transactions, offering 24/7 business hours, and eliminating the incidence of errors.

RPA technology without human intervention processed 95% of the bulk cement orders of CEMEX Go in Spain and over 40% of the orders in Germany.

eCommerce Leverages on Procurement Negotiations

CEMEX Industrial Supply, an online store launched in Mexico in 2017, offers materials and goods we also consume in our operations, at a very competitive price, leveraging the strong negotiations the Procurement function executes with our national and international suppliers. Mainly addressing our industrial, builders, and distribution segments, although also open to the general public, the most successful categories of this online store are Tires; Industrial Lubricants, Oils, and Greases; Vehicles and Mobile Equipment; Personal Protective Equipment (PPE); Concrete Testing Lab Equipment; Concrete Admixtures and Fibers.

We are currently evaluating its extension to our SCA&C and Europe regions.

Visit CEMEX Industrial Supply

Cultivating Better, Closer Personal Relationships With Our Customers

We invest considerable time and effort into building strong, personal partnerships with our stakeholders. Consistent with this commitment, we strive to build transparent and trusting relationships with our customers across every business in which we engage.

Architects constitute an influential group of customers who inspire and constantly challenge the possibilities of our cutting-edge building materials. Accordingly, we continually foster collaborative relationships with this important constituency, from academic outreach to our annual CEMEX Building Award. To communicate the advantages of concrete pavement, we convey information to engineers, architects, and the community in general about its attributes, including the results obtained by research institutions around the world.

Throughout 2020, we collaborated with universities and architecture firms to identify and explore new ways in which we can use concrete to continue building better societies while creating a symbiotic relationship with nature. Our collaborative relationships included the Massachusetts Institute of Technology, University of Pennsylvania, Syracuse University, the Politecnico di Torino, the International University of Catalonia, Tec de Monterrey, Universidad de las Américas, Universidad Rosario, Universidad de Monterrey, University of Edinburgh, McGill University, University of Nantes, Kaunas Technical University, Universidad Comillas, Lodz University of Technology, and Ecole Polytec'Nantes.



Superior Customer Centricity Award: Recognizing Those Business Units That Excel

To strengthen our customer-centric culture, at CEMEX we recognize teams that excel in the pursuit of customer satisfaction by conferring our Superior Customer Experience Award. Each business unit participates, with champions selected regionally and awards determined on a global basis in three categories: Net Promoter Score (NPS) Performance & Improvement, Best Initiatives Implemented, and CEMEX Go Adoption.


cemex

CEMEX Building Award: Honoring the Best of the Best in the Construction Field

Through our annual CEMEX Building Award, one of the most renowned competitions in the construction field, we not only honor engineers, architects, and other building professionals, but also encourage creativity in the application of new construction technologies to improve our communities. For the first time in its 30-year history and as part of our measures to mitigate the impact of the COVID-19 pandemic, the company decided to suspend the 2020 edition. We look forward to recognizing the most acclaimed architectural and construction projects in Mexico and the world, completed during 2019 and 2020, in the 2021 event.

For a full list of projects honored in our past CEMEX Building Award editions visit www.cemex.com.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 44

Innovation in Our Product and Solutions Portfolio



Innovation at every step: from design strategies and building products, to fabrication methods, novel use of technology, installations, software, and materials.

Innovation is key for reaching our strategic goal of being the most customer-centric company in our industry.

Through our innovative products and solutions, we enable resilient, efficient and sustainable infrastructure to support growing urban populations. With these efforts we contribute to our priority SDGs 9, 11, 13, and 15. Additionally, our construction focus is also aligned to SDG 12.

Portfolio Innovation: A Key Driver of Our Customer-Centricity Strategy

CEMEX's global Research & Development (R&D) efforts are led by the CEMEX Research Center in Switzerland. Our unique, dynamic By Design™ approach to product and solutions development sets us apart as leaders in the industry. Our approach to R&D is grounded in the understanding that innovating around our customers' changing needs requires us to constantly evolve; and in the recognition that our world's ever-changing economic, social, and political environments require us to continually adapt—now and in the future.

An element that makes us unique in the markets where we participate is that CEMEX is the only construction materials company that develops and manufactures its own chemical admixtures for cement, ready-mix concrete, and aggregates. Admixtures are added to our different core products to enhance their material properties, such as increasing cement's strength. They can also make concrete harden rapidly, flow better, have self-curing properties, or develop water repellency and can help recyle concrete into aggregates. Chemical admixtures, now part of our Urbanization Solutions core business, play a crucial role in our innovation model as they allow tailoring our products' performance, grant value-added properties to materials, and develop completely novel applications, while at the same time maintaining superior quality standards. This enables a co-creation process among CEMEX, engineers, architects, and our customers.

Technologies developed by our Global R&D team are protected by more than 45 international patent families, covering new types of cement, cementitious materials, concrete mix designs, admixtures formulations, construction systems, and advanced manufacturing processes—offering unique, exclusive solutions to our customers.

Connecting R&D to Solve Our Customers' Needs

Our Global R&D team of experts makes it a priority to engage with our customers. Increasingly, innovations in our products and solutions portfolio emerge from a co-creation process that involves direct collaboration with our customers. We go together into the laboratory to explore new possibilities with cement-based materials and aggregates. Our R&D team considers this a fundamental stage in the innovation process; it allows them to sharpen their techno-commercial skills while also delivering innovation at the right time for our customers.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 45

Cultivating Positive Results through Collaborative Projects

Our R&D group's customer relationships have been recognized in forums worldwide, earning acclaim for the positive results produced through long-term collaborative projects.

Walking Assembly, a collaboration project between CEMEX's R&D Group and the architectural firm Matter Design, received the R+D 2020 Award as part of the 14th Annual R+D Awards organized by Architect Magazine. The Award noted Walking Assembly as scalable, thought-provoking, and promising in achieving a more equitable and healthier built environment.

Walking Assembly is a construction solution that explores the possibility of developing concrete elements that require minimal use of machinery during installation and a testament to the positive results of productive collaboration with our customers; results that advance new types of intelligent construction systems through innovation.

Learn more about this recognition



Offering an Essential Portfolio of Sustainable Construction Solutions

We understand the complexity and interconnectivity of the decision process towards building more sustainably. To this end, we recognize the important and unique role of architects, engineers, construction companies, investors, promoters, government officials, and final users. At CEMEX we are enablers for the decision-makers on sustainable construction and we are determined to provide the best products, services, solutions, technologies, and support to all players in the construction value chain.

The building materials industry plays an essential role in addressing some of society's most pressing challenges and concrete is uniquely placed to help the world towards a more sustainable future. Our concrete building solutions are locally sourced and adapted to each region in consideration of community needs. They sustainably provide the means to build social infrastructure that contributes to improving quality of life and increasing societal well-being—including affordable housing, schools, hospitals, parks, dams, water treatment plants, and public service facilities—as well as to build economic infrastructure that opens access to new markets, makes investments more productive, and encourages job creation—such as roads, bridges, and airports.

Beyond providing cement, concrete, and aggregates for construction, at CEMEX we have a strategic role in providing solutions to rapid urbanization challenges and satisfying our customers' needs more sustainably.

Learn more about our Urbanization Solutions on pages 49-51 of this report.

Combining Capabilities to Achieve Net-Zero Energy Buildings

Pich Architects is using our global concrete brand Resilia in the construction of the OUM Wellness building in Monterrey, Mexico, a structure designed to achieve net-zero energy consumption.

The building combines the sustainability attributes of our construction materials with an active bioclimatic facade to reduce exterior air temperature by 6 °C to 8 °C, improving comfort in the intermediate spaces of the building and reducing the surface temperature of the outer face of the enclosures in direct contact with the air-conditioned interior spaces. The project has the maximum environment ambition aiming to be NZEB, LEED®, and WELL™ certified.

Learn more about the OUM Wellness project by PichArchitects

Our metropolises strategy focuses on addressing the growing needs of our large urban metropolitan areas and their citizens. We are uniquely positioned to provide our portfolio of cement, ready-mix concrete, aggregates, and Urbanization Solutions for the construction and maintenance of more sustainable and resilient cities.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 46

Our Cement and Ready-Mix Concrete Technologies

In 2020, 53% of our cement and ready-mix concrete sales were linked to products with outstanding sustainability attributes including resource and energy efficiency, resilience, low CO_2 footprint, H&S benefits, among others.

Concrete and cement are natural choices to build essential housing and infrastructure sustainably. An important share of our portfolio offers performance characteristics beyond traditional options. This year we surpassed our 2030 target to reach at least half of our cement and ready-mix concrete sales to come from solutions with outstanding sustainability attributes.

Helping Reactivate Construction Sites

Our technologies proved particularly useful to help reactivate construction sites during the COVID-19 pandemic. Evolution®'s self-compacting and self-leveling features helped reduce the number of people on-site, aiding the ability to comply with social distancing restrictions. Promptis®' rapid hardening features helped sites recover time lost during lockdowns and catch up with construction schedules.

Learn more about our COVID-19 efforts on pages 5-6 of this report. ▸

Vertua®: an industry-first net-zero CO_2 concrete solution



In 2020 CEMEX announced the global launching of Vertua®, our industry-first net-zero CO_2 concrete solution. Customers in several European countries are using Vertua® in flagship infrastructure projects and many climate-friendly building projects, reducing their construction CO_2 footprint significantly.

Vertua

Learn more about Vertua and our Climate Action strategy on pages 30-39 of this report. ▸

Our global brands of value-added ready-mix concrete and aggregates technologies are helping meet the challenges of the cities of the future



1. **Porofoam®** Ultra-light weight foamed concrete.
2. **Hidratium®** Tolerates extreme conditions and has self-curing properties that eliminate concrete cracking.
3. **Evolution®** Saves time and costs because it is self-compacting and self-leveling characteristics. It encompasses a range of strengths ranging from conventional to high strength.
4. **neogem®** A range of value-added aggregates that offer unique construction solutions.
5. **Pervia®** A solution for draining pavement that makes it easier for water to permeate and be conducted to a water management system.
6. **Vertua®** Industry-first net-zero CO_2 concrete.
7. **Promptis®** Rapid-hardening concrete that develops compressive strength to demold and move elements in four hours.
8. **Resilia®** A substitute for steel with fibers that provide hyper strength and ductility.
9. **Insularis®** Improves energy efficiency due to enhanced thermal insulation and elimination of thermal bridges.

SASB EM-CM-130a.1, EM-CM-410a.1, EM-CM-410a.2

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 47

Igniting Innovation through CEMEX Ventures

CEMEX Ventures, our open innovation and corporate venture capital unit, leads the construction industry's revolution, engaging startups, entrepreneurs, universities, and other stakeholders to tackle current industry challenges and shape tomorrow's value ecosystem. We focus on helping overcome the main challenges and capitalizing on areas of opportunity within the construction ecosystem through sustainable business models.

To bring new, innovative, and engaging solutions to the construction industry, CEMEX Ventures has identified six market-driven areas of opportunity:

1. Innovative building materials & construction methods
2. Supply chain management
3. Smart cities and buildings
4. Project design & engineering
5. Project & jobsite management
6. Investment & financing

Furthermore, CEMEX Ventures supports CEMEX's ambition to deliver net-zero CO_2 concrete to all of its customers globally by 2050. CEMEX Ventures partners with startups and new business models such as Arqlite, Carbon Clean and Carbon Upcycling Technologies to give plastic a second life creating light concrete from it, improving CO_2 capture technology, and developing a low carbon footprint concrete that captures CO_2 residues from industrial by-products.

In 2020, CEMEX Ventures invested in two new startups and followed-up investment with two startups of its investment portfolio. First, GoFor Industries, a last-mile logistics marketplace for on-demand delivery of building materials and equipment for the home improvement and construction industries. The other follow-up investment was with StructionSite a software that uses cameras to capture images and video of construction jobsites, which can be stitched together for remote project tours as well as for tracking construction progress and quality control.

Smart Innovation – CEMEX Innovation Model

CEMEX Ventures leads an innovation model to empower innovation with clear priorities and agile, transparent, and disciplined execution. For a second year in a row, employees from all levels of the organization participate in this internal challenge, where more than one thousand ideas are gathered. This standardized process across CEMEX helps to identify the most valuable ideas to be quickly experimented, leveraging internal and external resources for their quick development. CEMEX Ventures, in collaboration with other areas manages closely the overall portfolio, making sure the resources are optimized, allowing us to constantly launch new value propositions or business models.

CEMEX ventures

The Top 50 ConTech Startup List

CEMEX Ventures positioned itself as one of the leaders in the industry on investment efforts in the Construction and Technology ecosystem. Furthermore, CEMEX Ventures unveiled its TOP 50 ConTech Startups list, which includes the 50 most promising new solutions from the 2020 construction ecosystem.

Learn more about these startups


I AM ONE OF THE
TOP 50 ConTech STARTUPS 2020

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CEMEX 2020 INTEGRATED REPORT 48


CONSTRUCTION
STARTUP
COMPE 20
TITION 20
ferrovial
LEONARD
NOVA

Fourth Annual Global Construction Startup Competition

After the tremendous growth of its previous three editions, CEMEX Ventures was joined by Ferrovial, Hilti, VINCI Group's Leonard, and NOVA by Saint-Gobain to launch the 2020 Construction Startup Competition, seeking entrepreneurs and startups to drive innovation in the construction industry. Almost 700 startups participated, closing the event with 10 winners.

Visit the CEMEX Ventures website for more information on the startup competitions

Investment in Soil Connect to Reduce Waste in Landfills

This US-based digital marketplace provides a better, faster, and cheaper way for construction professionals to transport and acquire soil, aggregates, and other building materials. Soil Connect limits waste, as users can mitigate the need to dump excess materials in landfills, and it helps reduce carbon emissions by enabling users to transact at shorter distances.

This investment by CEMEX Ventures is part of CEMEX's ambition to deliver net-zero CO_2 concrete globally by 2050.

Learn more about this investment.



Leveraging CEMEX Ventures to Achieve Our Net-Zero CO_2 Concrete Ambitions

CEMEX Ventures develops partnerships that support CEMEX's ambition to deliver net-zero CO_2 for all concrete products in all geographies. The alliances with Arqlite, Carbon Clean, and Carbon Upcycling Technologies, create light concrete from recycled plastic, improve CO_2 capture technology, and develop a low carbon footprint concrete, respectively.

Accelerating the Arrival of New Construction Methods: Wallex



Grupo Avintia and CEMEX Ventures created Wallex, a freestanding, off-site panelized construction system that simplifies traditional construction processes. The new Wallex plant is the first industrialized construction factory in Spain; it began operations in December 2020 with a production capacity of approximately 1,000 homes per year.

This investment addresses several of the sector's main challenges, including reducing delivery times, solving the lack of professionalized workforce, and proposing sustainable and quality construction systems without limits to innovation and architectural design.

Learn more about this CEMEX Venture investment

Recycling Plastic To Produce Concrete and Aggregates through Investment in Arqlite

Arqlite SPC, a US company based in California, processes unrecyclable plastic waste into artificial gravel, avoiding the use of natural quarry aggregates and boulders in the production of light concrete with a low CO_2 footprint and for installing drainage beds for construction and landscaping.



CEMEX Ventures' new alliance with Arqlite SPC offers an innovative solution around the construction industry's circular economy: it gives a second life to plastic and reduces the carbon footprint and operating costs of handling and producing construction materials such as aggregates and concrete.

Learn more about this investment.

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CEMEX 2020 INTEGRATED REPORT 49

Metropolises and Urbanization Solutions



55%
of the world's population lives in cities

68%
of the world's population will live in cities by 2050*

*Source: United Nations (2018)

We are taking a step forward to complement our portfolio of products and services for sustainable urbanization across the construction value chain.

Through our initiatives and projects that deliver resilient and energy-efficient infrastructure to support growing urban populations, we contribute to our priority SDGs 9, 11, 13, and 15. Additionally, by delivering our urbanization solutions we contribute to SDG 12.

Prepared to Meet the Opportunities of Sustainable Urbanization

As of 2020, 4.2 billion people, or 55% of the world's population lives in cities. The World Bank estimates this number will grow by 1.6 million people every week for the next 30 years. In the next decades, cities will face unprecedented demands for housing, transportation, energy, infrastructure, jobs, and basic services like education and healthcare. Recent events have also shown the crucial importance of resilience against extreme weather events and health crises like the COVID-19 pandemic.

Accelerated urbanization demands smarter construction that contributes to mitigating climate change and resource scarcity while improving social wellbeing. CEMEX is uniquely positioned to provide integrated solutions for the construction and maintenance of more sustainable and resilient cities.

Through our business of cement, ready-mix concrete, and aggregates, CEMEX has a successful track record of providing the construction industry with innovative solutions and high-quality materials. Now, in order to better serve the needs of our customers, we are integrating and complementing our portfolio to provide a comprehensive offering directly aimed at the needs of growing urban centers.

This is an evolutionary step forward for CEMEX that will uniquely position the company as a partner for the key players in building the cities of tomorrow.

Urbanization Solutions is collaborating with architects, developers, suppliers and local governments to find solutions for affordable housing, efficient buildings and resilient infrastructure powered by technology innovation and a constant evolution of the regulatory landscape.

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CEMEX 2020 INTEGRATED REPORT 50

An Integrated Portfolio of Urbanization Solutions

Through Urbanization Solutions we are capitalizing on our critical mass and expertise in building materials to offer complementary solutions to solve the most pressing needs for cities: net-zero and sustainability, circular solutions, and resilient buildings and infrastructure.

Product Innovation to Improve Air Quality

ADMIXTURES

Admixtures are an efficient way of enhancing our portfolio of high-performance materials
ISODUST® and ISOFINES® are reducing the need for quicklime and mitigating the amount of dust generated (up to 10 microns) at construction sites, including ground excavation of complex tunnelling projects.

Treated material is transported and disposed of safely, improving the air quality in urban areas and contributing to depolluting cities.



Resiliency for Cities will be Driven by Adaptable and Innovative Companies

24 COVID Hospital sections in Mexico were built and commissioned in less than 21 days each
By leveraging an industrialized construction solution, the delivery and commissioning time was significantly reduced. This is a clear demonstration that the use of technology provides effective solutions to cities´ needs, especially in uncertain times, such as with the COVID pandemic.

Net-Zero & Sustainable Cities

Construction materials, techniques, and technologies to build net zero buildings, electric mobility infrastructure to support sustainability goals in cities. Solutions to improve energy efficiency insulation, embodied carbon, and safety play a key role in achieving more sustainable construction. From mitigating carbon emissions and energy use to improving safety and transportation, our portfolio can support sustainability goals in many different ways.

Resilient Buildings and Infrastructure

Solutions for safer, more resistant, and more adaptable buildings and infrastructure are key for resilient cities. Through our integrated offer we can enable cities prepared to face the challenges of today and tomorrow, with the well-being of its residents as our top priority.

Circular Solutions

We are leading the industry in new technologies and solutions for the more efficient use of resources and the revalorization of waste flows, converting expended resources into value-added materials like recycled aggregates and alternative fuels. Waste management, recycling, and reusing are key elements in our portfolio that directly contribute to a circular economy.

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CEMEX 2020 INTEGRATED REPORT 51

Building 12 Mobile Hospitals in Record Time

In 2020, the hospital infrastructure was challenged by a spiking number of COVID-19 cases in cities around the world. To treat patients infected by COVID-19 in Mexico, CEMEX concurrently built 12 mobile hospitals, adding more than 280 beds in just two weeks. Our contribution to this priority cause actually led to CEMEX inclusion for the third time in FORTUNE's Change the World List.

Working with the Mexican Institute of Social Security *(Instituto Mexicano del Seguro Social)* and in coordination with more than 20 multisectoral partners, CEMEX applied its experience in prefabricated solutions to build the hospitals in record time from the ground up. The innovative structures were formed using highly durable antibacterial concrete precast modules equipped with hospital-grade vinyl flooring, access ramps, and antibacterial finishes and paint.

Furthermore, the smart modules were built and equipped as totally autonomous medical units, not dependent on existing hospital infrastructure by featuring intelligent access controls in critical areas, independent air conditioning systems with special filters, ultraviolet light to help eliminate viruses and bacteria, heated septic for bio-infectious hazardous waste, and fire extinguishing systems.

In addition to providing a fast response in six different states throughout Mexico during a peak moment in the COVID-19 pandemic, CEMEX's solution achieved a significantly lower cost per bed compared to traditional facilities by maximizing the company's industrialized construction expertise. Our offsite precast process also helped minimize health and safety risks during construction, in addition to following onsite protocols recommended by the health authority.

Industrialized Construction - an Urbanization Solution to face the Pandemic






CEMEX

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 52

Environmental Excellence



We are fully committed to carrying out our business activities responsibly and sustainably, minimizing the environmental impacts and maximizing the value generated to society.

We contribute to our priority SDGs 8, 11, 13, and 15 through our environmental excellence initiatives, Biodiversity and Water Action Plans, and our commitment to advancing a circular economy across our operations.

CEMEX Environmental Management System

We are devoted to conducting business minimizing the impacts and protecting the environment of sites and communities in which we operate. This commitment is documented in the CEMEX Environmental Policy and is systematically implemented across the world through a risk-based framework known as the CEMEX Environmental Management System (EMS).

Our EMS integrates key mechanisms for environmental performance enhancement and impact assessment, stakeholder engagement, and response to events with input from a range of subject matter experts and specialists. We have management teams responsible for the EMS across all locations who annually carry out internal audits across all sites. The CEMEX EMS is aligned with global environmental standards such as the ISO 14001 and the EU Eco-Management and Audit Scheme.

During 2020, we made progress in our global EMS implementation and reached 97% of our company's facilities across all businesses, compliant with our internal environmental management standards. Also, we have 97% of our cement sites certified with ISO 14001.

Robust Environmental and Social Performance Management

Our Global Environmental and Social Incident Reporting process enables all of our sites to maintain a proactive approach to respond to emergencies that could potentially impact our communities or our operations. The thorough application of this reporting procedure requires a timely registration of environmental and social impact events, identification and analysis of the root causes, and the implementation of corrective and preventive action plans as a first step towards avoiding their occurrence and reducing their severity.

This standardized framework across all of our operations recognizes and classifies incidents in three categories according to their severity. Moreover, it also serves as a grievance mechanism to register complaints from external stakeholders.

CEMEX's Global Environmental and Social Incident Reporting Framework

- **Continuous Improvement:** consistently record and report events at every level of our business to identify recurring root causes and implement and share corrective actions.
- **Dialogue and Engagement:** maintain an open communication with our neighbors, law enforcement officials, public agencies, and other stakeholders and develop contingency plans at each of our sites.
- **Rapid Response:** global, regional, and local Rapid Response Teams trained to address environmental and social impact events and hold annual emergency drills.

Environmental and Social Incidents and Complaints Reporting
(percentage)


Dust 35%
Fuels & Chemicals 23%
Water 14%
Noise, Odour & Light 8%
Logistics 4%
Waste & Materials 3%
Air Emissions (excl. dust) 3%
Others 10%

In 2020 our total reported incidents increased by 12%, which is consistent with our permanent efforts for risks monitoring and transparency. However, there were no category 1 environmental events (major) registered in the year.

SASB EM-CM-160a.1

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Enhancing Air Quality

Air emissions inherent to the cement manufacturing process are limited in countries by legal thresholds to ensure environmental quality. In some cases, applicable regulations also imply continuous online monitoring of these emissions.

Given CEMEX's Environmental Excellence purpose, we decided several decades ago to go beyond local air regulations and invest to effectively implement Continuous Emissions Monitoring Systems (CEMS) across all of our operations, even when this is not mandatory in all geographies. CEMS for clinker production, together with our internal EMS, provide effective resources for air quality optimization where we operate.

In addition to our continuous monitoring, in 2020, we invested more than US$5 million in the best available emissions abatement techniques and equipment, including a system implemented in Croatia that substitutes urea with ammonia to reduce NO_x emissions.

Due to COVID-19 disruptions during the year, we postponed other purchases and the installation of previously acquired CEMS; consequently it was not feasible to reach our goal of 100% of our clinker produced with CEMS by year-end 2020. Our new goal is to achieve this target by 2021.





CEMEX Air Emissions Management

Air Emissions: Major emissions —dust, nitrogen oxides (NO_x), and sulfur compounds (SO_x)— are released as part of the cement production process. Minor emissions —including dioxins, furans, volatile organic compounds, and heavy metals— are released in very small or negligible quantities.

Continuous Emissions Monitoring System (CEMS): Allow our operations to control and ensure compliance with air quality regulations.

Online Visualization Tool: In 2020, we launched a new industry-benchmark online tool that allows operators and management teams to closely analyze major emissions, improve monitoring abilities from kilns with CEMS installed, and strengthen emissions performance.

+US$285 million

in CAPEX investments since 2013 in the best available abatement techniques, including projects to monitor and reduce our air emissions

97%

of our cement kilns have a CEMS to measure major air emissions

2021 target: 100%

100%

of our cement kilns with CEMS have a new industry-benchmark online data analyzing tool

Dust

-87%

We reduced our Dust emissions by 87% compared to our 2005 baseline

2030 target: 95%

-66%

We reduced our SO_x emissions by 66% compared to our 2005 baseline

2030 target: 67%

-39%

We reduced our NO_x emissions by 39% compared to our 2005 baseline

2030 target: 47%

SASB EM-CM-120a.1

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 54



While applying circular economy principles, we contribute to alleviating the waste management challenges that cities, governments, and communities face worldwide.

Waste and Circular Economy

We consume over 30 times more waste than we send to landfills.

Our main waste management objective is to maximize the use of society's and other industries' waste and non-recyclable by-products in our plants. In 2020, we consumed more than 12 million tons of waste and non-recyclable by-products, which is over 30 times more waste than we sent to landfill. Moreover, by 2030 we aim to increase by 50% the amount of waste and by-products we capture as alternative fuels and alternative raw materials.

At CEMEX, we have the know-how to source, process, store, and recover energy from waste responsibly. Cement kilns are ideal for the sustainable and safe disposal of many types of waste and residues that cannot be recycled but can be used as a substitute for fossil-based fuels. Co-processing waste as an alternative fuel in cement kilns is a more efficient waste management solution for society than landfills or incineration.

We are also seizing the mineral content of waste from other industries as alternative raw materials. In the cement production process, we replace part of the clinker with by-products from other industries, including fly ash and slag. In the ready-mix concrete production process, we recycle materials to use as cement substitutes and consume waste from construction and demolition sites as alternative aggregates.

Through these processes, we achieve one of the most important virtuous cycles for our operations: we have become consumers of waste and non-recyclable by-products from several industries, including power, iron, steel, agriculture, and municipal waste management.

Recycling Waste From Our Operations

We aim to maximize reusing clinker kiln dust and bypass dust in the production loop, mainly avoiding the need for its disposal in a landfill. When this process is not possible, we make every effort to recover these by-products for other uses. For example, cement kiln bypass dust can be used for soil or road stabilization, fertilizer, or as a de-icing agent for roads in the winter, contributing to a circular economy.

In 2020, we recovered 94% of our total generated waste and further reused or recycled it within our operations, with only 6% going to landfills.

Increasing Our Waste Management and Co-processing Capabilities

This year our Huichapan cement installation in Mexico increased its co-processing capacity by 9% through a US$1.4 million investment that widens waste processing and provides a safe and sustainable solution to industrial waste, mostly consisting of residues impregnated with hydrocarbons that require specialized handling and disposal. The plant is now capable of co-processing up to 2,000 tons of this kind of waste a month.

In the UK, our Climafuel® system project seeks to increase our Rugby Plant's Refuse-Derived Fuel (RDF) consumption by 16%, leading the plant to reach a total of 75% in alternative fuels substitution. The project involves a complete system to safely receive, handle, and feed RDF to the cement kiln. The US$21 million project is currently in execution, with an expected completion date in June 2021.


Waste Generation
94%
of our waste, is reused, recycled or recovered
Only 6% is sent to landfills - 0.4M tons.
12.4 M tons of non-recyclabe waste from other industries.
This is 31 times what we send to landfills.
9.7 M
Alternative raw materials
2.7 M
Alternative fuels
Waste Consumption

SASB EM-CM-150a.1

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Optimizing Water Management

Although cement production is not a water-intensive process, we seek its efficient and mindful use across all our activities to avoid altering the ecosystems we rely on.

To this end, we guide our operations through a comprehensive water optimization process that prioritizes sites where water-related risks are highest, and the business impact could be most significant. Furthermore, we work continuously to optimize water consumption, implement maintenance routines that ensure leak-free systems, install water recycling systems, and follow-up on discharge quality. These actions make us global leaders in high efficiency and low water consumption.

Water consumption by product


Total water withdrawals
Total water consumption
Cement 233 l/ton
Ready-mix concrete 219 l/m³
Aggregates 123 l/ton
53.7 million m³
37.8 million m³



Developing Water Action Plans

Understanding how we use water in our operations is a key step in prioritizing water-related risks and opportunities for our operational use and for ecosystems and communities.

Our water stress map updated in 2019 identifies the more than 1,500 cement, ready-mix concrete, and aggregates sites located in water-stressed zones. Our goal is to develop by 2030 a specific Water Action Plan (WAP) for each of the mapped locations. As a first step, in 2021, we aim to implement WAPs in 1% of sites located in extremely high water-stressed zones.

The research was completed in collaboration with the University of Alcalá Foundation using Aqueduct, an online tool run by the World Resources Institute that provided valuable information to understand and respond to water quantity, quality, regulatory, and reputational risks worldwide. The executed assessment identifies current water stress in our operations as well as projected 2030 and 2040 scenarios.

Geographical mapping of more than 1,500 CEMEX sites for comparison with areas identified as water-stressed zones

64	>1,235	>235
Cement	Ready-mix Concrete	Aggregates


Sites operated within water-stressed areas by business
(percentage)
Cement 23
Ready-Mix 16
Aggregates 12

Our WAPs will offer a customized set of response actions to maximize water use efficiency and mitigate specific water risks for each community by adopting recommendations based on the Water Risk Filter tool from the World Wildlife Foundation.

Our WAP recommendations are based on the World Wildlife Fund's Water Risk Filter that offers a customized set of response actions to mitigate specific water risks.


2021
Implementation Roadmap
2030

During 2021, CEMEX commits to implement the water optimization plan in **Extremely High** Water Stress Zones **(1%)**

High Water Stress Zones **(15%)** distributed in order of priority until 2030


CEMEX's Water Optimization Plan
Module 1 Water Awareness & Internal Capacity
Module 2 Operations, Performance Measurement & Mgmt.
Module 3 Internal Efficiency & CEMEX's Solutions
Module 4 Value Chain Engagement
Module 5 Stakeholder Engagement

Water Stress Areas Future Scenarios


2012
2020
2030
2040
9% of our sites operate in high and extremely high water stress
16% of our sites
43% of our sites
44% of our sites

SASB EM-CM-140a.1

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CEMEX 2020 INTEGRATED REPORT 56

Preserving Land, Biodiversity, and Ecosystem Services

In 2020 we continued taking action to enhance the biodiversity in and around our quarries through the implementation of rehabilitation plans and conservation initiatives and the development of local Biodiversity Action Plans (BAPs) for quarries located in or close to high biodiversity value areas.

Protecting biodiversity and the environment is fundamental to our commitment to carrying out our activities sustainably. The Global Cement and Concrete Association (GCCA) Sustainability Guidelines for Quarry Rehabilitation and Biodiversity Management—to which our company is fully committed—underscore the importance of these actions.

Our Corporate Biodiversity Policy enables us to responsibly handle natural resources by integrating practices with best standards and aligning our biodiversity initiatives with our decision-making process, management system, and business model. The policy is aligned with the Convention on Biological Diversity and its Aichi Biodiversity Targets.


Active Quarries 2030 Targets Progress
(247 total active quarries in 2020)
All active quarries
99% Rehabilitation Plans
Quarries not overlapped with high-value biodiversity areas
58% 3rd Party Certification
Quarries overlapped with high-value biodiversity areas
98% Biodiversity Action Plans

Responsible Site Operation: Rehabilitation Plans in Our Active Quarries



Impact Assessment

Before starting any earthwork, we carry out an environmental impact analysis to map potential risks and extraction possibilities.



Avoidance and Minimization of Impact

We carry out activities with the least potential risks to avoid or minimize impact, for example, stopping extraction where biodiversity is especially high.



Restoration / Rehabilitation

During and after extraction activities in the quarries, we implement a rehabilitation plan. The goal is to help restore the ecosystem services to where they were before extraction.



Compensation

Lastly, for any part of the impact area that could not be restored or rehabilitated, compensation is sought with a Biodiversity Action Plan.

Third-party Certified Conservation Projects

In 2020, we continued and strengthened our conservation efforts. In addition to implementing BAPs in targeted quarries, we have extended our strategy to other sites that do not overlap high value biodiversity areas. For this purpose, we are working to achieve and multiply third-party certifications from different environmental organizations such as the Wildlife Habitat Council (WHC), ECOCERT, Texan by Nature, Croatia's Ministry of Environment and Energy, among others.

In 2020, the WHC awarded CEMEX the Corporate Conservation Leadership Award, the most prestigious recognition presented annually by WHC to honor the corporate commitment to biodiversity, conservation education, and meaningful alignments with global conservation objectives.

Our conservation activities provide a valuable opportunity to engage employees and local communities in wildlife enhancement initiatives and foster awareness of how industry and natural habitats can coexist.

Learn more about our WHC certified programs


USA
● 15
■ 1
◆ 2
Mexico
● 8
■ 2
Dominican Republic
● 1
■ 1
Panama
● 4
Colombia
● 1
■ 1
United Kingdom
■ 12
Germany
■ 3
Czech Republic
■ 4
Croatia
▶ 2
Spain
■ 4
France
▲ 31
■ 11
100 sites have earned a third-party certification as conservation projects.
● WHC ▲ ECOCERT ◆ Texan by Nature ▶ Croatia Minister of Environment ■ BAPs

SASB EM-CM-160a.1

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CEMEX-BirdLife New Proximity Study

The CEMEX-BirdLife International Scoping Study has enabled us to adopt a productive strategy for managing biodiversity issues, including the development of a Biodiversity Action Plan (BAP) Standard and a Corporate Guideline on Biodiversity Management.

The convergence of several factors during the last decade led us to launch a new Scoping Study in partnership with BirdLife to account for changes in CEMEX's portfolio, evolving regulations, and CEMEX's commitment to Net Positive Impact on Biodiversity. As a result, in 2020 CEMEX and BirdLife defined a new Biodiversity Proximity Study to identify CEMEX's biodiversity-related priorities for the coming years.

The study will be carried out during the first quarter of 2021 and calculates proximity to high conservation value areas using the Integrated Biodiversity Assessment Tool. This tool results from a partnership between BirdLife International, Conservation International, the International Union for the Conservation of Nature, and the UNEP World Conservation Monitoring Centre.

The study will analyze over 400 of our cement and aggregates sites worldwide. The findings of this assessment provide a scientific basis by which to identify CEMEX's biodiversity-related priorities for the coming years for developing a sound biodiversity risk management program and to design activities to support the company's sustainability strategy for 2030.

We are advancing toward our goal of implementing local BAPs in every quarry that overlaps with high-value biodiversity areas.



10 years
of partnership with BirdLife International

+60
BAPs in areas of high conservation value

+100
priority species have benefited from biodiversity action plans

+25,000
hectares of area positively impacted by conservation projects

~100
conservation groups and stakeholders identified and engaged

+4,000
students engaged in environmental education

El Carmen: Preserving Nature and Sharing its Wonder

Over the past 20 years, CEMEX has been preserving nature and sharing its wonder through El Carmen, a private trans-boundary conservation area in Mexico and the U.S. that comprises five different ecosystems and is home to a myriad species of plants, birds, mammals, reptiles, and amphibians.

In 2020 we continued our most recent conservation effort: the reintroduction of the American bison into El Carmen Nature Reserve. The American bison is currently on Mexico's list of endangered species and faces several threats to its recovery; most notably the loss of habitat. Over three years, this joint initiative is intended to relocate 60 specimens of genetically pure bison from Rancho El Uno in Chihuahua, Mexico, to El Carmen. This effort is a joint initiative between CEMEX, AES Mexico, the Mexican Fund for the Conservation of Nature (FMCN), and the National Commission of Protected Natural Areas of Mexico (CONANP).

Learn more about El Carmen Nature Reserve

El Carmen has 140,000 hectares for biodiversity conservation—the size of Houston or Mexico City.



SASB EM-CM-160a.1

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 58

Building a Better Workforce Experience



At CEMEX, our more than 41,000 employees are part of a world-class workforce environment in which they are enabled to work to the best of their abilities and to unleash their full potential for the benefit of customers, shareholders, investors, and the communities where we live and work.

Our efforts to provide our employees with competitive compensation, while offering a safe, healthy, and respectful work environment, directly contribute to our priority SDGs 8 and 9, as well as SDG 5.

Bringing Out the Best in Our Employees

As a global company, we continuously research and tailor new initiatives that enhance the workforce experience for employees in different geographies and with different levels of responsibility. Ultimately, our goal is to fully unlock our peoples' potential and enable them to achieve their full value in light of their experience, interests, and training. Engaging their curiosity, desire, and passion leads to better performance and fuels higher levels of accomplishment under all kinds of circumstances.

We have set three objectives, which guide our efforts:

1. **Empowerment:** Equip our people with the right tools, connectivity, and training while offering them a supportive workspace where they can safely collaborate and freely express their ideas, proposals, and questions.
2. **Culture:** Provide our people with the organizational culture, structure, and processes that foster success and allow them to unlock their full potential, performance, and productivity.
3. **Purpose:** Our people are motivated by purpose, and we seek to create the conditions that enable them to achieve their goals and make a positive impact within and beyond our company.

Our Global Workforce

By position



- Operational 54%
- Non-executive 35%
- Executive 11%

By gender



- Male 84%
- Female 16%

By employment type



- Full time 99%
- Part time 1%

By contract



- Permanent 92%
- Temporary 8%

By generation



- Traditionalists 0.1%
- Baby Boomers 13%
- Generation X 39%
- Millennials 45%
- Generation Z 3%

By seniority



- Less than 1 year 11%
- 1-5 years 35%
- 5-10 years 22%
- More than 10 years 32%

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 59

Measuring Our Progress in Delivering an Outstanding Workforce Experience

We build on the Employee Net Promoter Score (eNPS) methodology, a straightforward statistic, to comprehensively measure the positive net balance of our employee experience. When asked whether they would recommend CEMEX as a good place to work, our employees' responses generated an eNPS score of 48 in 2020, higher than the global benchmark score measured by our survey provider and above our 2030 goal of 32 points. We are using this indicator to identify areas for improvement and for structuring regional, local, and team-specific action plans to address employee concerns.



Listening to Our Employees

Our organizational growth has entailed adopting new ways of thinking and working, spurring the development of a high-performance, people-driven culture where open dialogue is encouraged and rewarded.

WE'x Survey: Gaining Insights and Implementing Action Plans

We hear our people's needs and expectations, work to keep them engaged, and enable them to meet their career goals through our aligned organizational structures and processes. Our first step is to listen to our people, constantly and intently, and then to take action together. Our Workforce Experience (WE'x) Survey helps us better understand from the perspective of our people what organizational, digital, physical, and interpersonal elements of our company require strengthening or developing so we can provide a consistently positive work experience for our people worldwide.

In 2020, the views of 95% of our employees worldwide were heard via this anonymous engagement survey, which yielded many important findings. The survey was 100% digital to promote hygiene protocols. To allow for a faster and consistent follow-up to the insights, we not only digitized much of the survey process but also empowered our "X Force" teams, a select group of employees who will lead our coordinated follow-up and implementation of action plans that have been derived from our survey results.

77% of WE'x Survey respondents feel optimistic about the future of CEMEX, **+8** p.p. vs. 2019

Strengthening Communication and Supporting Our Employees

We've strengthened our communication with our employees to keep them continuously informed about the actions and protocols we were undertaking. We listened to our people to understand more about how COVID-19 is impacting their lives. Approximately 13,000 employees provided feedback regarding the measures CEMEX has adopted across its operations to face the pandemic; 84% perceive them positively. This evaluation placed us above average relative to other companies measured with the same survey.

Digital Solutions for Continuous Communication and Collaboration with Our Workforce

The COVID-19 pandemic has significantly increased our digital transformation and adoption of new technologies. During the COVID-19 pandemic in 2020, we relied on enhanced digital and mobile solutions that facilitated our ability to: provide strong continuous communication with our workforce and an enhanced experience for our employees; support remote collaboration; and help maintain health and safety as well as business continuity.

- Launched a proprietary Healthcheck App in several regions to closely follow up on the health or our employees through their mobile devices
- Enabled additional accounts for cloud telephony services and help desks globally
- Launches a communication strategy to reach offline employees via mobile channels
- Increased VPN installed capacity to ensure remote access to systems and applications
- Enabled video and audio-conferencing capabilities for all online employees worldwide
- Enabled virtual desktops
- Launched video-conferencing capabilities to reach employees and their families
- Provided laptops that allows employees to continue working from the safety of their homes

For more information regarding our efforts to help maintain health and safety as well as business continuity during the COVID-19 pandemic, please refer to Our Health & Safety Commitment on pages 25-29 of this report.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 60

Fostering Workplace Diversity and Inclusion

Our company is diverse across multiple dimensions, including ethnicity, nationality, race, culture, religion, gender, sexual orientation, socioeconomic background, physical abilities, learning styles, values, and viewpoints. We embrace the benefits of our differences and our similarities; with more than 41,000 employees from over 100 nationalities working as One CEMEX across our operations, our success is rooted in leveraging our diversity to deliver on our vision of building a better future.

Our Global Diversity and Inclusion Program guides relevant decision-making processes and sustainable initiatives to support our company's long-term commitment to these ideals. The program helps build an inclusive atmosphere that progresses equality in our organization through advanced guidelines and policies, awareness campaigns, career development initiatives, digital platforms, and structured follow-up tools.

Our company is respectful of applicable regulations and policies, including non-discriminatory recruitment processes, facilities, and services adapted to meet accessibility requirements, as well as other specific programs in our business units. Our Diversity and Inclusion Policy supports our continuous journey to create a more diverse, inclusive workplace, as well as our company's commitment to cultivating an environment that fosters possibilities for everyone.

View our Position Paper on Diversity and Inclusion.

Providing Equal Opportunities

In our recruitment and promotion processes, we apply principles of equality and respect for diversity and focus on finding candidates who in our determination best meet the requirements for a given position. Launched in 2020, our Global Recruitment Policy emphasizes providing equal employment opportunities in our company. For instance, in our global headquarters office, we now present candidates without any associated demographics, promoting a more reflective assessment of talents, capabilities, and experiences; in the U.S., our company began participating in local job networks to increase the visibility of our job postings through entities focused on minority communities; and in Poland, our operation communicates the principles of equality through their job posting process.

In 2020, we launched a Global Job site that aims to give visibility to internal and external talent of open positions at any of our locations.

Learn more at https://jobs.cemex.com.

We Want Our People to Perform their Best

At CEMEX, we actively promote inclusivity across our operations. When our team members draw from different experiences and a unique set of competencies to bring a different perspective forward, they increase the chances of developing truly transformative solutions. Moreover, proactive listening, while enabling a space where individuals with different mindsets and backgrounds can exchange ideas, is a way for us to foster the imaginations and creativity of our people.

In 2020 we launched our Non-harassment and Non-discrimination Policy, which promotes an atmosphere of openness, generosity, and respect. Also, we continued the rollout of our Unconscious Bias course, designed to build awareness and provide tools to ultimately eliminate potential discriminatory behaviors. Additionally, to emphasize the importance of diversity in our organization, we strengthened our Diversity Talks Series with compelling speakers who raised awareness about the advantages and successes of diverse, multicultural teams.

Recognizing that our journey towards greater diversity and inclusion is a shared responsibility, in 2020 we strengthened our Diversity Committees and expanded their scope to every business unit and central office. Their charge is to pursue the co-creation of diversity initiatives in all of our operations that reflect consideration of local challenges and existing practices.



The new committee created to oversee company-wide initiatives relating to diversity and inclusion is chaired quarterly by our CEO.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 61

More Women in our Company and in Executive Positions

To hire, retain, and encourage the participation of more women at all levels in our company, including in executive positions, we are creating greater awareness of the gender gap and encouraging careers for women by unleashing their potential and growth through leadership development, mentorships with senior management, and participation in executive forums. The intent is not only to support women during life and career transitions, but also to open a space for conversation, guidance, and exploration during "moments that matter" to foster work-life integration, career planning, and well-being.

As part of our commitment to gender equality, in 2020 we became a signatory to the UN Global Compact Women's Empowerment Principles; a new guidepost to promote women's empowerment in the workplace, marketplace, and community. The results of our participation will provide direction on the gaps we need to address to continue advancing our Global Diversity and Inclusion Program and build upon our commitment to promote equality in our company.

Furthermore, in 2020 we launched the CEMEX Global Women Network, a group of women in senior leadership positions at CEMEX that fosters opportunities for exposure, learning, and career advancement, and that helps create strong, visible role models for emerging talent within CEMEX and the industry.



2020 Milestones for Gender Equality

- 50/50 representation of men and women in our entry-level Talent Development Professionals program in our Mexico and U.S. operations.
- +50% women participation in our 2019-2020 class of Professionals in Development in Mexico and the U.S.
- New staffing and hiring guidelines require at least two women in the final shortlist of candidates for GA positions, as well as a 50% target for entry-level positions.
- Our Coaching for Life Events mentoring program, designed to enable women with high-potential in our company to continue their growth at CEMEX, continues to expand.

Empowering Women in Our Distribution Network

Aligned with our commitment to promote women's participation across the whole supply chain, we leveraged our distribution network to launch the Construrama Women program in Mexico, an annual event aimed at supporting women's development in Construrama, a network of over 2,000 retail stores in more than 600 cities. This event aims to inspire women to thrive as individuals and business owners, positively extending their impact throughout their communities. In 2020, close to 350 women participated in the event.





Encouraging a Healthy Work-Life Balance

In 2020, we continued expanding our existing base of flexible work schedules and leave options throughout our worldwide operations. In recognition of the different needs of employees across our countries of operation, we allow them to select from flexible work hours and provide them with extended maternity leave. We also have put in place a Dynamic Work Schemes Global Guideline and Leaves Global Guideline.

We know the importance of complying with all applicable local practices, regulations, and policies regarding overtime and work schedules. Consequently, we are determined that compulsory labor shall never be a practice in any CEMEX site, and for that purpose, we have implemented robust systems to control shifts in each of our operations and closely monitor work hours according to local laws.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 62



Creating a High Performance, People-Driven Culture

As we learn and grow as an organization, adopting new ways of thinking and working, we are developing a high-performance, people-driven culture—where open dialogue is encouraged and rewarded. We hear our people's needs and expectations, work to keep them engaged, and enable them to meet their career goals through our aligned organizational structures and processes.

Talent Management and Development

To build an enriching experience that attracts, retains, and develops the best talent within and outside of our industry, we seek to offer our employees accelerated opportunities for growth; a transparent, inclusive, and rewarding environment; and experiences that manifest identity and purpose.

We know firsthand that employees who are supported by their company are inspired to excel. Through our integrated performance, talent review, and succession planning processes, we enable career decisions and professional growth. Our digital performance management system allows our employees to seamlessly set, evaluate, and discuss their individual goals with their supervisors while also allowing them to receive feedback on their achievements.

As our company constantly transforms and expands, our succession management process enables us to build a talented pool of leaders with the skills and deep understanding of our business fundamentals to continue our pursuit of excellence and the successful implementation of our strategy. One of our main objectives is to develop people with the potential to fill key leadership positions; we offer opportunities for them to build experience and capabilities appropriate for success in ever more challenging roles while strengthening our talent pipelines. Through this process, we make every effort to help our employees meet their career development expectations and prepare them for key roles as they challenge themselves with professional development opportunities.

We know that our employees, when they have the resources they need to live healthy, fulfilling lives, bring their best to the workplace. Our competitive compensation and employee benefit packages are key contributors to delivering a superior workforce experience for all of our people. We continually seek to improve the way we communicate these benefits to our employees—across all organizational levels—so they understand the value and opportunities available to them.

Leadership Development Programs: Inspiring A Cultural Evolution

Instilling a cultural evolution requires sound, strong direction throughout our company. That's why we invest in leadership development programs at different levels of our organization—always designed with the guiding imperative of diverse representation.

Our three Leadership Development Programs—Ignite, Leader-To-Leader, and Connect—allow us to provide new managers, newly appointed directors, and top-tier executives the foundational knowledge and all the necessary tools to support a successful transition and development in their roles. We underscore the importance of connecting our current leaders as mentors for future leaders; and of creating opportunities to practice their skills while engaged in actual work projects. In 2020 we launched Thrive, a program focused on developing new leadership skills and methodologies for our teams to solve specific business challenges in line with the organization priorities.

In 2020, more than 340 leaders from across all of our regions and business units participated in these programs.

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CEMEX 2020 INTEGRATED REPORT 63

CEMEX University: Capabilities for the Pursuit of Excellence

Our work is challenging, invigorating, and rewarding. Accordingly, we want our people to stay connected and to never stop learning. Through ongoing training and development opportunities, we teach our employees new skills and deepen their expertise in several critical areas for the company.

CEMEX University is our company's trusted educational advisor with a vision of developing a continuous learning ecosystem for our employees and acting as a high-impact catalyst for our transformation. It works in consort with our functional and regional leaders, who act as executive sponsors, to respond to the multi-region, multi-business learning needs of our employees by providing the concepts, practices, tools, and capabilities required to implement our strategy. CEMEX University integrates our institutional academies and our leadership development programs under one comprehensive learning model that favors a blended approach to learning that leverages traditional in-person training and new best-in-class digital learning platforms.

During the COVID-19 pandemic, CEMEX University was an essential tool that helped to quickly adapt our learning offer to the new normal and ensured our employees with continuous, rich learning online experiences during the year.

Institutional Academies: Building Strategic Capabilities

Our institutional academies are the vehicles through which we develop our company's strategic capabilities. They are designed to work together to advance CEMEX priorities and help shape our people-driven culture. 2020 marked an impressive year for CEMEX University, with more than 24,000 participants undergoing about 50 different programs across all business units.

- **Health and Safety Academy:** Designed to help assure the well-being of our employees by enabling leaders to understand their responsibility and duties to transmit health and safety practices to their teams.
- **Commercial Academy:** Teaches sales managers and sales executives how to deliver against CEMEX's commitment to customer centricity and reinforces the key aspects of our Commercial Model, leading to more successful interactions with our customers.
- **Culture and Values Academy:** Promotes a culture of ethics and compliance into our daily activities by addressing topics such as confidentiality, unconscious bias, workplace harassment, conflict of interest, and fraud prevention.
- **Supply Chain Academy:** Participants understand how to work together across the functional domains of our supply chain to deliver a superior customer experience.
- **Digital Academy:** Comprises valuable learning experiences in the realm of emerging technologies that are driving the digital economy, design thinking, and CEMEX's Digital Vision so as to accelerate our growth and deliver value to our customers.
- **Cement Operations Academy:** Supports our commitment to operational excellence by reinforcing in all plant managers the aspects involved in successfully managing plants and their teams.
- **Responsible Business Academy:** Teaches our employees the company's shared value strategy for them to be able to propose initiatives that will further increase our positive social impact.

Our Sustainability Learning Pathway at CEMEX University

Considering the relevance of spreading the knowledge of the company's strategic priorities among our employees, in 2020 we launched the Sustainability Learning Pathway. Integrated by a series of videos, articles, and resources, this program allows our workforce to grasp fundamental environmental, economic, social, and governance aspects and get a clear idea on how to contribute to CEMEX sustainability targets. More than 6,000 employees across all regions have enrolled in this dedicated training and we are working to further expand it and keep it dynamic based on new sustainability trends, developments, and ambitions.

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CEMEX 2020 INTEGRATED REPORT 64

Responsible Sourcing

At CEMEX, we build strong and responsible relationships with our suppliers that are based on trust, respect, and mutual value creation.

Our work with our suppliers towards fostering continuous innovation and sustainable practices supports our priority SDGs 8, 11, 13, and 15.



We further extend our commitment to health and safety to our contractors with access to our facilities—reinforcing our number one priority.

Building Strong and Responsible Relationships With Our Suppliers

Our relationship with our suppliers is an integral part of our goal of achieving a superior customer experience and creating value for all of our stakeholders. We recognize suppliers for the contributions they make to our business by delivering profitable and innovative solutions and services.

The overarching goal of our Global Procurement Model is to guarantee the continuity of our operations by achieving the optimal total cost while assuring high quality and terms for products and services. The flexibility and agility of our worldwide model enables us to support our operations' evolving needs and provide economies of scale at country, regional, and global levels by using a strategic sourcing process that leverages the expert management and knowledge of our people throughout our organization.

Our procurement and operations teams continuously challenge our suppliers to further develop their products, services, and businesses for mutual value creation. We closely cooperate with our suppliers to foster continuous innovation and implement the most sustainable practices in our day-to-day operations. We also make an extensive commitment to sustainability across our value chain by communicating, promoting, and evaluating our suppliers' adoption of responsible business practices. Additionally, we extend our commitment to health and safety to contractors with access to our sites—reinforcing our number one priority.

Our Suppliers during the COVID-19 Pandemic

During the COVID-19 pandemic, we have maintained continuous, effective communication with our suppliers to closely monitor our critical supply chain. Our collaborative efforts helped us successfully optimize inventory levels and quickly respond to fluctuating demand and market restrictions—avoiding overstock or stockouts. They also have enabled more competitive negotiations for some materials and continue implementing our low-cost sourcing initiative.

Following global, national, and local health authority recommendations, we developed and implemented strict hygiene safety protocols throughout our operations. These protocols are designed to protect not only our employees, but also extend to our contractors, suppliers, communities, and customers to limit the spread of COVID-19 in our value chain. For instance, our Loading, Dispatch and Reception, Including Warehouses Protocol establishes new requirements for reception and dispatch activities in warehouses to protect our workers and suppliers.

Learn more about our health and safety practices with our contractors and suppliers in the Our Commitment to Health and Safety section on pages 25-29 of this report. ▸

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 65




Supplier Sustainability Assessment
(% of critical suppliers spend under our company's procurement scope)
2030 Goal
80%
2020
63%
2019
44%

Extending Our Sustainability Commitment

Our sustainability commitment goes beyond our operations. We continually work to engage our suppliers with our core values, including our emphasis on health and safety, excellence, innovation, and integrity.

For more than a decade, CEMEX Supplier Sustainability Program has contributed to strengthening our value chain's consistency and respect to our sustainability principles, policies, and practices. To this end, we also collaborate in global efforts advancing sustainability in our industry's supply chain, including, since 2010, the UN Global Compact Advisory Group on Supply Chain Sustainability and, more recently, through the Global Cement and Concrete Association (GCCA).

As part of our Supplier Sustainability Program, our 2030 goal is to assess the sustainability practices of at least 80% of the critical suppliers spend under our company's procurement scope. By critical suppliers, we refer to those business partners who could have a significant impact on our core businesses; in particular, those suppliers who have the highest spend or those that could affect the continuity of our operations, including health, safety, and environmental risks. In 2020, we continued adding new suppliers to the assessment, reaching 63% of the critical group and keeping us on track to achieve our 2030 goal of 80%.

To assess our suppliers' sustainability practices, we developed a three-phase effort:

1. **Assessment:** In collaboration with a third-party firm, we invite our suppliers to perform a sustainability assessment based on ISO 26000 guidelines, which cover social, environmental, health and safety, business ethics, stakeholder relationships, and financial performance standards.
2. **Continuous Improvement:** The specialized company we work with analyzes the information provided and prepares a comprehensive report with findings, conclusions, and a proposed action plan to close gaps, if any.
3. **Scorecard:** The evaluation is periodically updated. The grade is integrated into each supplier's scorecard to track and reward suppliers that demonstrate progress and advanced sustainability practices.

Suppliers' Code of Ethics and Conduct

Our aim is to always manage our supplier relationships with honesty, respect, and integrity, creating a culture of communication that strengthens our relationship while working to fulfill our company's objectives. Aligned with our principles, policies, and values, we are committed to having our suppliers understand and comply with the CEMEX Code of Ethics and Business Conduct and with the 12 principles of our Code of Conduct When Doing Business with Us—which are rooted in our membership in, and commitment to, the Global Cement and Concrete Association (GCCA).

Learn more about our CEMEX Code of Conduct When Doing Business with Us

Contractor Health and Safety Verification

Globally executed in alliance with specialized firms, CEMEX Contractor Health and Safety Verification Program is designed to certify our contractor's compliance with stringent health and safety standards, proper training and applicable accreditations. We have engaged all countries to successfully accomplish our target of 80% certification of our procurement spend, overpassing this goal in 2020 with an 82% contractors verification rate.

As one step further on this effort, CEMEX in Mexico recently partnered with Clever, an international firm specialized in Contractor Control, to deploy and implement a document management system to guarantee the compliance of our contractors' employees, machinery and vehicles with applicable health and safety regulations and requirements. As of December 2020, more than 1,300 contractor companies, around 8,000 of their employees and more than 1,400 of their vehicles used for the services provided within a CEMEX installation in Mexico have been successfully enrolled in the health and safety verification by Clever. This represents more than 80% of the total amount of suppliers in the target and the remaining share will be covered during 2021.

[clever] global

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 66

Fostering Innovation with Our Supply Chain

Driving innovation alongside our suppliers is a win-win approach that enables us to continuously improve our supply chain and our company.

Since 2006, we have worked together with our suppliers to collect and implement their proposals to improve our products, processes, and services. We look for a strong collaborative partnership that promotes innovation, generates new thinking processes, improves supply chain practices, and contributes to cost reduction strategies. We further replicate winning ideas and promote the suppliers' products and services throughout our operations. In this period, we have received ideas from more than 80 global suppliers and more than 400 local suppliers.



2020 Smart Innovation Program for Suppliers

In 2019, we merged our Supplier Innovation Program with our company's global Smart Innovation Model to expand its reach to all geographies where CEMEX operates. As part of this program, in 2020 we recognized Dispersible Paper Packaging from Klabin and Green Energy for Mixer Trucks from Sinotruk. We received 30 ideas, from which two proposals will undergo a business case process that may lead to a pilot project in our operations.

Efficiency and Savings Through Digital Procurement

Aligned with our company's digital transformation, we are implementing digital procurement initiatives throughout our operations that help us increase the portfolio of cost-effective, high-quality suppliers.

- **CEMEX Marketplace** is a digital platform that enables our company's end-users to purchase the right product at the best available price. By year-end 2020, we implemented this initiative in 13 countries.
- **E-Auctions and e-Requests** make it easier to for us to quickly investigate, evaluate, and select new suppliers to drive our business forward.
- **Scanmarket eAuctions** is digital platform for managing challenging negotiations in a dynamic, real-time manner. In 2020, this platform was implemented in eight countries, bringing the total number of countries in which it operates to 21.
- **CEMEX Service Suite** supports our low-cost sourcing initiative by streamlining efficiency and coordination between our Global Procurement Office and our country purchasing specialists.
- **Robotic Processing Automation (RPA).** Implemented in Mexico in 2020, we use RPA technology to automate tasks at our warehouses and speed-up ordering and stock replenishment of spare parts.
- **Artificial Intelligence** platforms are under assessment to reinforce our worldwide item codification and standardization, spend analysis, and inventory optimization strategies.
- **CEMEX Industrial Supply** is an e-commerce platform designed to leverage CEMEX Mexico's negotiation capabilities with our suppliers to offer industrial supplies, maintenance parts, and personal protective equipment to our customers and third-party companies, individuals, and suppliers.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 67

Social Impact

To date, CEMEX has collaborated with more than 23 million people in more than 5,000 communities, contributing to achieving the goal of 30 million community partners by 2030.



Our Social Impact strategy, which enables us to foster transformational change within and outside CEMEX, contributes to building a better future.



Our social efforts to deliver sustainable and inclusive outcomes contribute to our priority SDGs 8, 9, 11, 13, and 15. Our collaborations with ARISE UNDRR and U.N. Global Compact allow us to build synergies with multiple ecosystem actors to go faster and further to achieve the Sustainable Development Goals.

Our Social Impact strategy contributes to CEMEX's ability to minimize negative impacts, anticipate risks, and help solve social issues, including some that offer potential business opportunities. It embodies and transmits our culture and helps create a better future by:

- Contributing to our operational continuity
- Creating positive stakeholder experiences
- Creating shared value
- Strengthening our brand



Visit our website to learn more about how we implement our strategy throughout our operations.

Engaging Our Communities During the COVID-19 Pandemic

Maintaining close communication with our neighbors allowed us to develop a comprehensive action plan to provide relief for COVID-19 challenges, with phases extending from immediate response to economic recovery actions in record time.

We put our Social Impact strategy into action through Community Engagement Plans (CEPs), in which we co-create with our neighbors to align our business priorities with community needs. We create initiatives, projects, and programs through a participatory process focused on developing people and communities.

During 2020, our Social Impact Committees conducted over 60 stakeholder dialogues globally, in many instances leveraging technology to keep close communication while complying with safety protocols. We also established communication channels with vulnerable families to respond effectively to their essential needs.

GRI 102-40, GRI 102-44

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CEMEX 2020 INTEGRATED REPORT 68

Social Actions During the COVID-19 Pandemic

To support our stakeholders worldwide in enduring lockdowns and loss of income, we developed swift action plans across our operations in coordination with local partners and authorities, as well as through strategic philanthropy.

330,000 food kits for basic needs delivered

1.75 million medical supplies donated

180 public health spaces sanitized

196 MSMEs supported

179 jobs created

+2.9 million beneficiaries

+11,400 hours of digital volunteering

+400 educational institutions supported

12,000 people supported with workshops or training

Learn more about our social actions during the COVID-19 pandemic in our COVID Social Impact Booklet


Germany
UK
Poland
France
Spain
Czech R.
Croatia
Egypt
Philippines
USA
Mexico
Jamaica
Dom. Rep.
Puerto Rico
Guatemala
Trinidad & Tobago
Nicaragua
Costa Rica
Panama
Colombia

We worked with more than 2.9 million community partners who were positively impacted, and we engaged in social actions with 73 allied organizations during the COVID-19 pandemic.

Collaborating to Scale Positive Impact

Prior to and during the COVID-19 crisis, we have developed solutions through our partnerships, replicated our programs in multiple countries in record time, and scaled efforts to reach out to the most vulnerable people in society. During 2020, we strengthened many long-standing partnerships.

During 2020, we focused our efforts with partners to communicate and implement actions to support rapid response and strategic recovery actions:

- Business Fights poverty—generated COVID-19 toolkits with replicable practices.
- REDAMERICA—created six thematic groups to share practices, develop content, and promote agendas on education, early childhood, environmental understanding, and strengthening local governments and regional areas across Latin America.
- ARISE Mexico—created a resilience protocol for SMEs and integrated more than 54 organizations.
- NGOs—Exchanged best practices to help stop gender violence due to social isolation, cooperated to work on the emergency, and helped MSMEs navigate the crisis.

Additionally, through our leadership U.N. Global Compact Mexico, 17 working groups were created to manage actions to make concrete progress in the 2030 Agenda. CEMEX was re-elected to the presidency for the 2020-2022 period.

The role of partnerships to deliver sustainable and inclusive development has proven essential to building a sustainable and fair future for all our stakeholders, as evidenced by the fact that 105,000 families have been positively impacted through our alliances.



We collaborate with over 500 social impact partners and lead more than 30 councils, such as ARISE UNDRR and UNGC in Mexico.

GRI 102-40, GRI 102-44

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 69 Developing Capabilities and a Social Impact Mindset Improving Quality of Life and Well-being During 2020, CEMEX’s social strategy evolved to focus on making visible Through our Community Engagement Plans (CEPs), we foster regular, the impacts of social actions on our supply value chain as a way to operations-wide dialogue via multi-disciplinary Social Impact Commit- become more resilient and have a more competitive business culture. tees. These engagements help us manage key issues, provide expert We continue to live our purpose of building a better future through our opinions on topics of concern to stakeholders, and ensure follow-up on employees’ day-to-day actions, having a systemic view, and collaborat- matters related to their areas. The committees also contribute to the ing in partnerships. The long-term goal is to accomplish well-being, design, implementation, and evaluation of our stakeholder engage- social welfare, and benefits that contribute to CEMEX’s competitive and ment efforts. sustainable landscape. As a result, we expect a positive outcome in generating shared social transformation for our different stakeholders. Our CEPs guide collaboration and investment in the CEMEX seeks to embed a social impact mindset into its everyday communities in which we operate and center on four actions and fully integrate the footprint from its actions across all of our pillars: business units. 1. Education and Capability Development for Employability For the company to be better equipped to create a positive impact and 2. Sustainable and Resilient Infrastructure and Mobility to be able to conduct the process cross-functionally, we have updated 3. Social and Environmental Innovation and Entrepreneurship our policy and launched our Academy so that all employees may 4. Culture of Environmental Protection, Health, and Safety develop capabilities on how to address social challenges and stake- holder relationships. Our focus is to keep on track to scale our social footprint and work to be IMPROVING QUALITY OF LIFE AND WELL-BEING stewards of the planet. We will continue to engage with our partners to reach our 2030 goals, and have a strong commitment to building a better future through sustainable business solutions, causing, directly or indirectly, a positive net change on stakeholders. EDUCATION AND SUSTAINABLE SOCIAL AND CULTURE OF CAPABILITY AND RESILIENT ENVIRONMENTAL ENVIRONMENTAL DEVELOPMENT FOR INFRASTRUCTURE INNOVATION AND PROTECTION, EMPLOYABILITY AND MOBILITY ENTREPRENEURSHIP HEALTH & SAFETY Learn more about our four pillars To date, 98% of cement plants have put Community Engagement Plans into action. GRI 102-40, GRI 102-43, GRI 102-44Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 69 Developing Capabilities and a Social Impact Mindset Improving Quality of Life and Well-being During 2020, CEMEX’s social strategy evolved to focus on making visible Through our Community Engagement Plans (CEPs), we foster regular, the impacts of social actions on our supply value chain as a way to operations-wide dialogue via multi-disciplinary Social Impact Commit- become more resilient and have a more competitive business culture. tees. These engagements help us manage key issues, provide expert We continue to live our purpose of building a better future through our opinions on topics of concern to stakeholders, and ensure follow-up on employees’ day-to-day actions, having a systemic view, and collaborat- matters related to their areas. The committees also contribute to the ing in partnerships. The long-term goal is to accomplish well-being, design, implementation, and evaluation of our stakeholder engage- social welfare, and benefits that contribute to CEMEX’s competitive and ment efforts. sustainable landscape. As a result, we expect a positive outcome in generating shared social transformation for our different stakeholders. Our CEPs guide collaboration and investment in the CEMEX seeks to embed a social impact mindset into its everyday communities in which we operate and center on four actions and fully integrate the footprint from its actions across all of our pillars: business units. 1. Education and Capability Development for Employability For the company to be better equipped to create a positive impact and 2. Sustainable and Resilient Infrastructure and Mobility to be able to conduct the process cross-functionally, we have updated 3. Social and Environmental Innovation and Entrepreneurship our policy and launched our Academy so that all employees may 4. Culture of Environmental Protection, Health, and Safety develop capabilities on how to address social challenges and stake- holder relationships. Our focus is to keep on track to scale our social footprint and work to be IMPROVING QUALITY OF LIFE AND WELL-BEING stewards of the planet. We will continue to engage with our partners to reach our 2030 goals, and have a strong commitment to building a better future through sustainable business solutions, causing, directly or indirectly, a positive net change on stakeholders. EDUCATION AND SUSTAINABLE SOCIAL AND CULTURE OF CAPABILITY AND RESILIENT ENVIRONMENTAL ENVIRONMENTAL DEVELOPMENT FOR INFRASTRUCTURE INNOVATION AND PROTECTION, EMPLOYABILITY AND MOBILITY ENTREPRENEURSHIP HEALTH & SAFETY Learn more about our four pillars To date, 98% of cement plants have put Community Engagement Plans into action. GRI 102-40, GRI 102-43, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 70

During 2020, we adapted our institutional programs to continue working with local partners to strengthen their educational services, but we also leveraged our capabilities to launch new initiatives.



1. Education and Capability Development for Employability

CEMEX believes education and capability development are needed for resilient, self-sufficient, and empowered communities. Scholarships, courses, workshops, and programs that foster experience, knowledge, and the development of technical and life skills are among the initiatives CEMEX has worked with local partners to implement in communities worldwide. Such efforts improve employability, income-earning potential, and quality of life and help ensure an adequate future workforce for our company and industry.

In 2019, CEMEX made a public commitment as part of the Global Alliance for Youth to foster the employability of 65,000 youth by 2022 by partnering with local organizations to support education, employment, and entrepreneurship. By developing youth employability capabilities, we bridge the gap between current skills and our future industrial ecosystem's needs while improving income opportunities for young workers.

Enabling Education During COVID-19

During 2020, we not only adapted our institutional programs to continue working with local partners to strengthen their educational services, but we also leveraged our capabilities to launch new initiatives designed to support our local communities during the COVID-19 global pandemic.

As COVID-19 quarantine measures forced educational institutions worldwide to adapt their instruction methods quickly, the work of our volunteers helped students of our neighboring communities meet the challenge of rapidly adopting new ways to continue their education successfully.

- Spain—Adapted a Language and Sustainability summer camp we have held since 2016 to comply with new global hygiene and safety protocols.
- Poland—Provided information technology assistance to eight local schools and training for close to 300 teachers to help facilitate virtual classrooms for around 2,000 students.
- Egypt—Set up special facilities with laptops and internet access to support our customers' children's education.
- Mexico—Supported 3,000 youth with a tablet and mentorship support to avoid school desertion through EDUCANL.
- U.S.—Partnered with local organizations in Florida and California to help alleviate the shortage of childcare facilities and services for emergency workers.

CEMEX Community Centers Leverage Technology

During the crisis, we leveraged technology to maintain communication with the communities where we operate. We shifted from traditional activities to digital platforms in community centers to provide remote activities to avoid physical contact. We also maintained contact with local authorities and, in some cases, with state authorities.

Our community centers diversified scheduling for courses in Mexico, leading to an increased reach to nearby towns. Also, we diversified content to support capacity building for employment, to cultivate entrepreneurial interests and jobs creation in the context of the pandemic.



GRI 102-40, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 71

+29,000 people trained, 51% female

+5,600 young people and adults participated in our technical and vocational skills programs

+53,000 youth trained to date

NEO - Opportunities for All

In partnership with local stakeholders, CEMEX runs New Employment Opportunities (NEO) in Mexico, a program that helps close the skills gap for non-educated -employed -and-trained (NEET) young people providing market-relevant training counseling and employment services. Among its initiatives, NEO reinforces the quality of upper secondary technical education programs, including comprehensive courses and workshops in soft skills such as resilience, teamwork, and communication. NEO graduates report considerably less job-hopping and above-average earnings.

Virtual Education and Soft Skills for Youth

To continue our promotion of education and soft skills for youth, during 2020, CEMEX collaborated with diverse organizations, reaching over 53,000 youth through training.

- Mexico. Granted scholarships for 39 teachers and awarded more than 6,000 students. With the Lab4U Scholarship, participants have access to Lab4Physics, an app that integrates the power of four sensors in more than 25 rigorous laboratory experiences that allow students to learn through their smartphones with research-based experimentation.
- USA. Over 1,600 educators and students across the nation were able to get an inside look into the manufacturing of cement, aggregates, and ready-mix concrete, as well as to learn directly from CEMEX's employees about the company's sustainability efforts and future employment possibilities.
- Spain. CEMEX hosted an online seminar in collaboration with the Valencian Institute of Youth (IVAJ) to address the use of social media to build a good online reputation and search for job opportunities. Over 600 youth participated.
- Mexico, Colombia, Costa Rica, Panama, and the Dominican Republic. In collaboration with Junior Achievement Mexico, we ran a virtual workshop series to improve soft skills in young people, including leadership, team collaboration, communication, and innovation. More than 100 young people between 16 and 29 years old were trained.

Women's Economic Empowerment in the Communities

CEMEX and CEMEX TEC Center provided 1,000 scholarships for women to Victoria Online Academy147 to have access to learning about innovation, finance, and sales, enabling them to acquire knowledge to help them run their own business. Victoria147 is the first organization in Mexico and Latin America specializing in supporting women working through education and training in business, both in entrepreneurship and in the corporate sector.

Women Producing Sanitizer and Face Masks during the Pandemic

As essential personal protection equipment (PPE) for healthcare workers and families became scarce during 2020, women from CEMEX Community Centers in Latin America worked with raw materials from home to produce hand sanitizer and face masks:

- Mexico. More than 100 large-scale projects benefited from local crafts-women's face masks produced in partnership with the Mexican Chamber of Construction Industry.
- Colombia. Local craft women supported in the elaboration of 6,000 face masks and sports clothes.
- Panama. Women manufactured reusable face masks for neighbors, which has reached 15,000 facemasks in partnership with local governments.

Learn more about our Education and Capability Development for Employability practices in our COVID Social Impact Booklet



GRI 102-40, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 72

2. Sustainable and Resilient Infrastructure and Mobility

Leveraging our expertise in the building materials industry is an effective way to create a sustainable infrastructure through our products and services. We can help build resilient, accessible, and inclusive communities and cities, including mobility strategies.

Resiliency and Urban Transformation Model

Disaster management and resilience are fundamental to fostering economic development and well-being and are essential to our core business and inclusive business models. Through our Resiliency and Urban Transformation Model, we leverage our programs' different solutions to promote a culture of prevention and provide rapid response to disasters.

Disaster Preparedness and Prevention with ARISE

Our participation as co-chair on the ARISE Global Board and presiding ARISE Mexico allows us to contribute to building resilient cities through disaster risk reduction.

ARISE is a voluntary private-sector group of more than 300 members worldwide that works in conjunction with the U.N. Office for Disaster Risk Reduction (UNDRR), the public sector, academia, and NGOs with four priority areas of engagement: (1) Enhancing long-term resilience of Small and Medium Enterprises; (2) Encouraging and facilitating the integration of disaster and climate risk into private and financial sector investment decisions; (3) Promoting and implementing pilot projects with the insurance industry to incentivize the integration of disaster risk reduction considerations; (4) Promoting and engaging in the implementation of resilient infrastructure.

To learn more about our Resiliency and Urban Transformation Model, visit our website.

Investing in Marginalized Communities

For over five years, we have helped transform highly marginalized urban areas into sustainable and resilient communities. As part of our efforts, we have worked to form an intersectoral governance system that develops policies for new investments, creates multi-stakeholder projects, empowers communities through capacity building, and fosters ethics and leadership through community committees. To date, we have invested over US$6.8 million in more than 312 projects with different partners to provide 10,000 families with access to clean water, reduce theft by 50% in these communities, and build over 2,000 meters of roads and pedestrian overpasses.

Growing Platform

Our Growing Platform addresses the main challenges inherent to poverty and inequality in vulnerable communities, such as inadequate housing, limited land ownership, lack of access to essential services, unemployment, and financial inclusion.

To learn more about our Growing Platform, visit our website.

- Construyo Contigo: +7,000 families have taken part in this program since 2006
- Centers for Self-employment: +76,000 families have participated since 2006
- Construapoyo: ~190,000 individuals have benefited from this program
- Yo Construyo: During 2020, we developed a facilitation manual for the Mexican government to be used in 50,000 remodeling or new construction actions, leading to the creation of 125,000 direct jobs and 187,500 indirect jobs.
- Patrimonio Hoy: +3 million participants in Costa Rica, Colombia, the Dominican Republic, Nicaragua, and Mexico
- Clean Cookstoves: +28,000 households reached since 2014 by partnering with microfinance institutions, governments, and local women's groups.

Learn more about our Sustainable and Resilient Infrastructure and Mobility practices in our COVID Social Impact Booklet


PATRIMONIO HOY

+3.6 million
people have accessed affordable housing solutions to date

GRI 102-40, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 73

3. Social and Environmental Innovation and Entrepreneurship

We provide sustainable solutions to social and environmental challenges by supporting, promoting, or otherwise contributing to organizations that create disruptive ideas and support local entrepreneurship that boosts local economies.

Supporting Entrepreneurs in Their Journey

During 2020, we exchanged best practices and cooperated with NGOs to work on pandemic-related emergencies, and supported close to 200 MSMEs in navigating the pandemic.

- Colombia—Collaborated in the first job fair to increase the sale of local products and boost contracting opportunities in San Luis Payandé, with 320 participants and 18 local SMEs.
- Along with different partners, we designed more than 50 webinars to offer information to our supply chain regarding health and safety and provide an update of governments' measures to support the supply chain during the pandemic.
- Through ARISE Network, we designed a series of webinars for private and public entities focused digital risks, preparation for natural disasters, and how to interact safely during the pandemic.



CEMEX SDG Innovators

In 2020, for the second consecutive year, young intra-entrepreneurs from CEMEX were selected to participate in the UN Global Compact's Young SDG Innovators Program. This 10-month accelerated training enables future change-makers to join peers from across the globe to develop innovative solutions that help deliver on the global 2030 Agenda, as well as our company's sustainability objectives.

"In order to achieve the SDGs, businesses need to collaborate in developing and innovating on their business models. The Young SDG Innovator Program is giving me the opportunity to reach out to various fronts within CEMEX and collaborate with the extended network of UN Global Compact to try to contribute with an idea that will add value to the company and have an impact on the SDGs." - Gonzalo Daniel García, CEMEX

CEMEX-Tec Social Impact Award

CEMEX-Tec Award annually recognizes entrepreneurs, students, and new MSMEs worldwide who develop high-impact projects that foster sustainable development and social innovation in four different categories: Transforming Communities, Social Entrepreneurs, Community Entrepreneurship, and Collaborative Action.

To achieve global participation, the CEMEX-Tec Award partners with leading institutions, including Ashoka, MassChallenge, Impact Hub, Makesense, and the Sirolli Institute, and 600 universities and more than 100 academic partners.

In 2020, the CEMEX-Tec Award received a record 1,678 applications from 61 countries and achieved 50% participation by women for the first time. The 33 awardees received grants and participated in a two-week virtual boot camp that provided specialized training, one-on-one mentoring with international experts, and networking opportunities to further develop their projects.


#CEMEXTEC

In 10 years, the CEMEX-Tec Award has built a unique ecosystem of more than 8,600 students, social innovators, community entrepreneurs, and leaders of multi-sectoral initiatives from 90 countries.

Learn more about our Social and Environmental Innovation and Entrepreneurship practices in our COVID Social Impact Booklet.

GRI 102-40, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 74

+ 3.6 Million m²
—the area of 500 soccer fields—sanitized in Colombia, the Czech Republic, the Dominican Republic, Egypt, Guatemala, Jamaica, México, Nicaragua, Panama, Puerto Rico, Philippines, Spain, and Trinidad and Tobago.

+1.75 Million
Personal Protection Equipment (PPE) donated in Colombia, the Czech Republic, the Dominican Republic, Egypt, France, Germany, Guatemala, Jamaica, México, Nicaragua, Panama, Poland, Philippines, Spain, the UK, the United States, and Trinidad and Tobago.

4. Culture of Environmental Protection, Health, and Safety

We reinforce a culture of health and safety in communities and cities and partner with governments and localities to develop productive and educational projects that contribute to regenerating ecosystems, restoring biodiversity, promoting the sustainable use of resources, and fostering a culture of caring for and protecting the environment.

Supporting Sanitization of Essential Public Spaces

During 2020, we leveraged our logistics capacity and our ability to partner with local governments to accomplish massive sanitization of essential facilities and public spaces in close coordination with local authorities.

CEMEX drivers volunteered to take our ready-mix trucks filled with a special soap to help sanitize the areas around 450 hospitals, schools, shelters, markets, schools, transportation hubs, and other key public places.

Personal Protection Equipment and Hygiene Aids

We used CEMEX procurement channels to support hospitals and vulnerable communities during the pandemic.

In Colombia and the Dominican Republic, parts of the population were made extremely vulnerable by lack of water to perform hygiene practices. We worked with municipal governments to deliver water for 4,000 families who gained improved hygiene from 560 m³ of water delivered to address this need.

Community Environmental Restoration Program

This initiative designed by the CEMEX-TEC Center continued the remote work with ten groups of environmental promoters. These groups operate in communities near our cement operations in Mexico, where around 500 young people took training on environmental issues and carried out restoration activities from their homes.

Fostering Rural Development

With more than 40 partners from the private sector, academia, and government, the Integral Program for Rural Development generates employment opportunities for marginalized populations through entrepreneurial projects that create environmentally-conscious artisanal products. During the pandemic, we worked on finding alternative commercialization channels for communities to sell their products and reduce emigration.

14,800 environmental promoters have been trained in our Community Environmental Restoration Program to help diagnose and solve local sustainability challenges



The Integral Program for Rural Development generates employment opportunities for marginalized populations.

Learn more about our culture of Environmental, Protection, and Health and Safety practices in our COVID Social Impact Booklet.

GRI 102-40, GRI 102-44

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 75



CEMEX UNITE Volunteers Donating Skills and Time Globally

As part of our commitment to support sustainable development in the countries in which we operate, we encourage our employees to actively engage in activities that help improve the quality of life and well-being in their communities. Through CEMEX UNITE, our global volunteering program and strategy, employees engage in skilled and hands-on activities to enable rapid identification of opportunities to tackle the world's most significant challenges of the communities where we operate.

CEMEX UNITE seeks to connect our employees' interests with relevant initiatives that provide a meaningful experience. Additionally, following the CEMEX Global Volunteering Guidelines, our volunteers can participate in initiatives during work hours, as well as on weekends, which allows them to share experiences with their families.

During 2020, amidst the pandemic, CEMEX employees worldwide performed diverse volunteering activities, innovating in digital actions and directly contributing to the company's five priority SDGs and to the four pillars of the company's social impact strategy:

- Colombia—Participated in cleaning and disinfection activities in vulnerable communities.
- Croatia—Donated funds to support hospitals and charities.
- Egypt—Set-up installations with portable laptops and internet for children to learn.
- Mexico—Donated food kits and face masks; donated time to reinforce behaviors that may save lives during the pandemic with employees' families
- Philippines—Participated in cleaning activities and assembling sanitizing structures.
- Poland—Implemented the CEMEX Virtual School to support remote learning for schools near our cement plants - 291 trained teachers and close to 2,000 students benefited.
- U.S. —A family produced 300 masks to give away in the community.

Around the globe, CEMEX employees made extraordinary efforts: digital mentoring to young people for their professional development; sharing skills with our value chain through webinars; supporting stem movement for girls' education; sharing time with elders to have daily conversations; reaching out to employees' families and communities to reinforce behaviors that may save lives during the pandemic; volunteering time to sanitize public spaces and hospitals; digitally mapping areas so humanitarian support could reach remote or exclusion areas.

During 2020, we celebrated 95 volunteers from 20 countries for their exemplary volunteer efforts and donating their valuable time to create impactful collaboration with the communities.

While we know that there is still much to do, it is inspiring to see how our employees are committed to contributing and collaborating to build the sustainable world we want and deserve today and for future generations.

Learn more about CEMEX's position on volunteering


A BETTER
FUTURE



GRI 102-40, GRI 102-44

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 76 Governance We are committed to achieving high performance with a high degree of integrity involving adherence to laws and regulations and the adoption of high ethical standards and best practices in corporate governance.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 76 Governance We are committed to achieving high performance with a high degree of integrity involving adherence to laws and regulations and the adoption of high ethical standards and best practices in corporate governance.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 77


CEMEX

As a public company, we are not only committed to achieving a high performance reflected in strong and sustained economic growth, but also to achieving such high performance with a high degree of integrity involving adherence to laws and regulations, and the adoption of the high ethical standards and best practices in corporate governance.

The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange as Ordinary Participation Certificates *(Certificados de Participación Ordinarios)* (CPOs) under the symbol "CEMEXCPO". Each CPO represents two series "A" shares and one series "B" share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.'s shares are listed on the New York Stock Exchange as American Depositary Shares (ADSs) under the symbol "CX." Each ADS represents ten CPOs. As such, we adhere to applicable Mexican regulations and United States, NYSE and U.S. Securities and Exchange Commission requirements for foreign private issuers, including the Sarbanes-Oxley Act of 2002 (SOX).

We are committed to abiding by the laws and regulations of every jurisdiction in which we operate. Nonetheless, we recognize that our adherence to the law is not enough to run a growing, global organization. Beyond compliance, our commitment—to ourselves, our investors, and to all of our stakeholders—is to manage CEMEX with integrity.

Our financial culture and management style are open and transparent. Through our regular meetings, reports, guidance, conference calls, and personal interactions, we vigorously work to keep our investors fully and fairly informed of our activities, and we expect our disclosures to meet high ethical standards.

We know that to succeed we must not only do the right things, but do them the right way. Hence, our Code of Ethics and Business Conduct aims for all of our employees to abide by the same high standards of conduct in their daily interactions and prevent issues related to non-compliance with our Code. The code—which reflects the requirements of SOX—governs our relationships with all of our stakeholders, including such important areas as workplace safety, environmental responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets. We have also issued a number of corporate policies addressing matters that are critical to meet our commitment with high integrity, such as our Global Anti-Corruption Policy, Global Anti-Money Laundering Policy, Global Antitrust Compliance Policy, among others.

While our Board of Directors is ultimately responsible for supervising the overall operation of our company, all of our employees play a critical role in enforcing good governance and financial reporting practices. We, therefore, encourage them to comment on our reporting methods and processes and to voice any concerns. To this end, we have created a collaborative environment that includes: 1) A system for relevant information to reach senior management in a timely manner; 2) A system for anonymously and confidentially communicating to the Audit Committee complaints and concerns regarding accounting and audit issues; 3) A process for anonymously and confidentially submitting complaints related to potential unethical conduct and misuse of assets; and 4) A global task force to follow legal requirements and best corporate governance practices and, when appropriate, propose further improvements.

Beyond compliance, our commitment—to ourselves, our investors, and to all of our stakeholders—is to manage CEMEX with integrity.


CEMEX

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 78

Board of Directors

Our Board of Directors is ultimately responsible for supervising the overall operation of our company. Our Board of Directors is composed of qualified directors who provide appropriate oversight and includes directors that meet the independence criteria under the laws of Mexico. In addition, one member of our audit committee meets the requirements of a "financial expert" as defined by SOX.

Chaired by Rogelio Zambrano, our Board of Directors consists of 15 directors, ten of whom qualify as independent directors according to criteria specified under Mexican Securities Law. During the year, our board met five times to report on a wide range of relevant issues, including sustainability-related concerns and financial strategy, with average board meeting attendance of approximately 93%.

*As of December 31, 2020

Non-Independent Directors

Rogelio Zambrano Lozano – Male (64)
Chairman of the Board
History in CEMEX's Board of Directors: Member of the Board of Directors since 1987 and Chairman since May 15, 2014.

Areas of Expertise: Mr. Zambrano Lozano has focused on strengthening corporate governance practices and guiding the business strategy to enhance the operational and financial performance of CEMEX at a global level, based on the commitment to create long-term value for all CEMEX's stakeholders.

Mr. Zambrano Lozano brings experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, finance, manufacturing, real estate, risk management, information technology and cybersecurity, ethics, corporate governance, health and safety, sales, investor relations, public affairs, mergers and acquisitions, marketing, economics, and entrepreneurship.

Fernando Á. González Olivieri – Male (66)
Non-Independent Director - CEO
History in CEMEX's Board of Directors: Member of the Board of Directors since March 26, 2015 and CEO since May 15, 2014.

Areas of Expertise: Mr. González Olivieri brings to CEMEX, S.A.B de C.V.'s Board of Directors a global vision and leadership that directly contributes to the formulation and the integral implementation of CEMEX's global business strategy.

Mr. González Olivieri also brings experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, finance, manufacturing, real estate, risk management, information technology and cybersecurity, ethics, corporate governance, human rights, health and safety, sales, logistics, investor relations, public affairs, mergers and acquisitions, human resources, marketing, economics, and experience in other boards of directors.

Marcelo Zambrano Lozano – Male (65)
Non-Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since March 31, 2017 and member of the Sustainability Committee since July 27, 2017.

Areas of Expertise: Mr. Zambrano Lozano provides an extensive view of the main trends in the sector, thus helping CEMEX to anticipate and satisfy the needs of customers in each of the market segments CEMEX participates in.

Mr. Zambrano Lozano also brings experience to the Board of Directors in the following fields: Business strategy, construction and building materials, finance, telecommunications, real estate, marketing, and experience in other boards of directors.

Tomás Milmo Santos – Male (56)
Non-Independent Director
History in CEMEX's Board of Directors: Member of CEMEX, S.A.B. de C.V.'s Board of Directors since 2006.

Areas of Expertise: Mr. Milmo Santos provides to CEMEX, S.A.B. de C.V.'s Board of Directors insight into the various markets where CEMEX operates around the world.

Mr. Milmo Santos also brings experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, energy, telecommunications, economics, and experience in other boards of directors.

Ian Christian Armstrong Zambrano – Male (40)
Non-Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since March 26, 2015 and member of the Sustainability Committee since it was established in September 25, 2014.

Areas of Expertise: In addition to contributing his knowledge to the Sustainability Committee to evaluate energy projects, Mr. Armstrong Zambrano provides strategic guidance for the development and global expansion of CEMEX.

Mr. Armstrong Zambrano also brings experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, finance, ethics, health and safety, investor relations, and economics.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 79

Independent Directors

Armando J. García Segovia – Male (68)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since 1983 and member of the Sustainability Committee since it was established in September 25, 2014.

Areas of Expertise: Mr. García Segovia brings to CEMEX his considerable level of detailed knowledge of CEMEX, as well as a commitment to care and conservation of nature, which allows him to make significant contributions to the constant strengthening of CEMEX's sustainability policy.

Mr. García Segovia also brings experience to the Board of Directors in the following fields: Business strategy, environmental and climate change, construction and building materials, energy, manufacturing, information technology and cybersecurity, ethics, corporate governance, human rights, health and safety, logistics, human resources, and experience in other boards of directors.

Rodolfo García Muriel – Male (75)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since 1985, member of the Corporate Practices and Finance Committee since March 26, 2015 and member of the Audit Committee since March 31, 2016.

Areas of Expertise: With his vast experience and long history as founder, director and president of many different companies, Mr. García Muriel provides CEMEX with a wide vision of the global business environment.

Mr. García Muriel also brings experience to the Board of Directors in the following fields: Business strategy, construction and building materials, finance, regulatory and legal matters, manufacturing, real estate, transport and communication, risk management, ethics, corporate governance, human rights, health and safety, sales, logistics, investor relations, public affairs, mergers and acquisitions, accounting, human resources, marketing, branding, auditing, law enforcement, economics, and experience in other boards of directors.

Dionisio Garza Medina – Male (66)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since 1995, and member of the Corporate Practices and Finance Committee since March 26, 2015. He was President of the Corporate Practices and Finance Committee from March 26, 2015 until March 28, 2019.

Areas of Expertise: With his extensive business experience and in-depth knowledge of the energy, oil and education sectors, the economy and global markets in general, Mr. Garza Medina brings to CEMEX a strategic vision that contributes to the achievement of CEMEX's business objectives, including the constant strengthening and improvement of CEMEX's corporate governance practices.

Mr. Garza Medina also brings experience to the Board of Directors in the following fields: Finance, real estate, corporate governance, and experience in other boards of directors.

Francisco Javier Fernández Carbajal – Male (65)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since February 2012. On March 26, 2015, he was appointed as a member of the Audit Committee and Corporate Practices and Finance Committee. On April 28, 2016, he was elected as a member of the Sustainability Committee and on March 28, 2019 he was appointed President of the Corporate Practices and Finance Committee.

Areas of Expertise: Mr. Fernández Carbajal's background and career related to the payments and financial services industry enables him to bring a global perspective to CEMEX. He also provides relevant insights in relation to strategic planning, operations and management, as well as an enhanced understanding of risk management of large, complex organizations. He has accumulated extensive experience in corporate finance and accounting, financial reporting and internal controls, and human resources and compensation, which contributes to his service at CEMEX.

Mr. Fernández Carbajal also brings experience to the Board of Directors in the following fields: Finance, risk management, information technology and cybersecurity, corporate governance, and experience in other boards of directors.

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Armando Garza Sada – Male (63)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors and Corporate Practices and Finance Committee since March 26, 2015.

Areas of Expertise: Mr. Garza Sada provides CEMEX with a unique insight on the global economic and commercial landscape, thus allowing the constant improvement of CEMEX's business strategy.

Mr. Garza Sada also brings experience to the Board of Directors in the following fields: Energy, finance, telecommunications, public affairs, mergers and acquisitions, and experience in other boards of directors.

David Martínez Guzmán – Male (63)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since March 26, 2015.

Areas of Expertise: Mr. Martínez Guzmán brings extensive knowledge and expertise in the financial sector and global markets, thus providing a significant guidance regarding CEMEX's financial strategy and contributes directly to CEMEX's business strategy focused on regaining CEMEX's investment grade credit metrics.

Mr. Martínez Guzmán also brings experience to the Board of Directors in the following fields: Telecommunications, risk management, economics, and experience in other boards of directors.

Everardo Elizondo Almaguer – Male (77)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since March 31, 2016 and member of the Audit Committee since April 5, 2018. On March 28, 2019 he was appointed President of the Audit Committee.

Areas of Expertise: With his renowned career as a financial analyst, exemplary public official and university scholar, Mr. Elizondo Almaguer brings to CEMEX an extensive knowledge of the financial system and the macroeconomic environment at the international level, contributing to the strategy design and business initiatives to enhance CEMEX's growth.

Mr. Elizondo Almaguer also brings experience to the Board of Directors in the following fields: Business strategy, corporate governance, public affairs, human resources, auditing, public office/public servant, and experience in other boards of directors.

Ramiro Gerardo Villarreal Morales – Male (73)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since 2017.

Areas of Expertise: With his vast knowledge and experience within CEMEX, Mr. Villarreal Morales offers CEMEX key guidance in regulatory and legal matters, as well as extensive knowledge related to corporate governance and financial transactions issues.

Mr. Villarreal Morales also brings experience to the Board of Directors in the following fields: Energy, risk management, public affairs, accounting, and law enforcement.

Gabriel Jaramillo Sanint – Male (71)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since 2018.

Areas of Expertise: Mr. Jaramillo Sanint brings to CEMEX, S.A.B. de C.V.'s Board of Directors his extensive experience in financial matters, and also in corporate social responsibility, one of the pillars of CEMEX's global business strategy to achieve sustainable growth and create long-term value.

Mr. Jaramillo Sanint also brings experience to the Board of Directors in the following fields: Business strategy, risk management, corporate governance, health and safety, mergers and acquisitions, human resources, and experience in other boards of directors.

Isabel María Aguilera Navarro – Female (60)
Independent Director
History in CEMEX's Board of Directors: Member of the Board of Directors since March 2019.

Areas of Expertise: With her vast experience and extensive knowledge in multinational corporations, Mrs. Aguilera Navarro brings to CEMEX guidance and strategic vision which contributes to the business strategy to enhance CEMEX's objectives at a global level, including the constant strengthening of information technology and digitalization efforts.

Mrs. Aguilera Navarro brings experience to the Board of Directors in the following fields: Environmental and climate change, energy, finance, ethics, health and safety, investor relations, and economics.

Secretary

Roger Saldaña Madero – Male (52)
Secretary (Not a member of the Board of Directors)
History in CEMEX: On March 30, 2017, Mr. Saldaña Madero was appointed Secretary of the Board of Directors of CEMEX and the committees to such Board.

René Delgadillo Galván – Male (60)
Alternate Secretary (Not a member of the Board of Directors)
History in CEMEX: On March 31, 2017, Mr. Delgadillo Galván was appointed Alternate Secretary of the Board of Directors of CEMEX.

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Board Committees

Our established governance and management practices are consistent with our relentless commitment to creating sustainable, long-term stakeholder value.

Audit Committee

The Audit Committee is responsible for evaluating our internal controls and procedures and identifying deficiencies; following up with corrective and preventive measures in response to any non-compliance with our operation and accounting guidelines and policies; evaluating the performance of our external auditors; describing and valuing non-audit services performed by our external auditors; reviewing our financial statements; assessing the effects of any modifications to the accounting policies approved during any fiscal year; overseeing measures adopted as a result of any observations made by our shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal controls, and internal and external audits, as well as any complaints regarding management irregularities, including anonymous and confidential methods for addressing concerns raised by employees; and analyzing any risks identified by our company's independent auditors, accounting, internal control, and process assessment areas.

In accordance with Mexican law and our company's bylaws, all members of the Audit Committee, including its President, must be independent directors. During 2020, the Audit Committee met four times with meeting attendance of 100%.

Everardo Elizondo Almaguer
President

Rodolfo García Muriel
Francisco Javier Fernández Carbajal

Corporate Practices and Finance Committee

The Corporate Practices and Finance Committee is responsible for evaluating the hiring, firing, and compensation of our Chief Executive Officer; reviewing the hiring and compensation policies for our executive officers; reviewing related party transactions; reviewing policies regarding the use of corporate assets; reviewing unusual or material transactions; evaluating waivers granted to our directors or executive officers regarding seizure of corporate opportunities; identifying, evaluating, and following up on the operating risks affecting our company and its subsidiaries; evaluating our company's financial plans; reviewing our company's financial strategy and its implementation; and reviewing mergers, acquisitions, market information, and financial plans, including financing and related party transactions.

In accordance with Mexican law and our company's bylaws, all members of the Corporate Practices and Finance Committee, including its President, must be independent directors. During 2020, the Corporate Practices and Finance Committee met four times with meeting attendance of 75%.

Francisco Javier Fernández Carbajal
President

Dionisio Garza Medina
Rodolfo García Muriel
Armando Garza Sada

Sustainability Committee

The members of our Sustainability Committee are appointed by our shareholders.

The Sustainability Committee is responsible for ensuring sustainable development is embedded in our strategy; supporting our Board of Directors in fulfilling its responsibility to shareholders regarding our company's sustainable growth; evaluating the ambition of our sustainability targets and the progress towards them; providing guidance to our Chief Executive Officer and senior management team regarding our strategic direction on sustainability; and endorsing our model of sustainability, priorities, and key indicators. The Committee particularly provides board-level oversight on Climate Action and CO_2 Management Strategy. During 2020, the Sustainability Committee met four times with meeting attendance of 100%.

Some of the most relevant topics on the 2020 Agenda included:

- CEMEX's 2020 Integrated Report Structure and Content
- Sustainability KPIs Annual Performance and Improvement Plan
- Health & Safety Overview and Action Plan for ZERO4Life Goal and evaluation of health and safety risks
- Global and Regional Sustainability Risks Agenda Update
- Workforce Experience and Diversity and Inclusion efforts
- Employee training and recruitment strategy
- Climate Action Strategy
- Environmental Management Plan
- Respect for Human Rights
- Business Ethics and Compliance
- Analysis of water stress assessment and action plan

The Sustainability Committee's enriching discussions led to valuable outcomes such as:

- CO_2 2030 Target and Roadmap Validation by Carbon Trust
- Organization of CEMEX Climate Action Panel with financial analysts and other external audiences
- Open dialogue between CEMEX collaborators and independent Sustainability Advisory Panel
- Deeper analysis of ESG risks and opportunities, and specially climate-related
- Water Action Plans (WAPs) definition in all priority sites
- Biodiversity conservation efforts strengthening
- Construction of major air emissions online visualization tool
- CEMEX Sustainability Learning Pathway as dedicated employee training

Armando J. García Segovia
President

Ian Christian Armstrong Zambrano
Francisco Javier Fernández Carbajal
Marcelo Zambrano Lozano

*As of December 31, 2020

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Executive Committee

Our commitment to deliver value to our stockholders rests on a clear recognition that, as a public company, we are stewards of other people's money.

They invest with us to achieve superior long-term returns at acceptable risk. We have never—and will never—lose sight of that fact.

At the executive level, our CEO and members of our Executive Committee oversee the day-to-day operation of our company. They develop, refine, and direct the implementation of our business strategy.

*As of December 31, 2020



Fernando A. González (66)
Chief Executive Officer

Since joining CEMEX in 1989, Fernando A. González has held several senior management positions, including Corporate Vice President of Strategic Planning, head of operations in Venezuela, President of CEMEX Asia, President of the CEMEX South America and the Caribbean region, President of the CEMEX Europe, Middle East, Africa, Asia and Australia region, and Executive Vice President of Strategic Planning, Finance and Administration (CFO). Fernando was appointed Chief Executive Officer in 2014. He also serves in the Board of Directors of Grupo Cementos de Chihuahua, Axtel, and TecMilenio University. He earned his BA in Administration and an MBA, both from Tecnológico de Monterrey.



Maher Al-Haffar (62)
Executive Vice President of Finance and Administration (CFO)

Maher Al-Haffar joined CEMEX in 2000, and has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. He is also a member of the NYSE Advisory Board. Before joining CEMEX, Maher spent nineteen years with Citicorp Securities Inc. and with Santander Investment Securities, as an investment banker and capital markets professional. Maher holds a BS in Economics from the University of Texas, and a master's degree in International Relations and Finance from Georgetown University.



Mauricio Doehner (46)
Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact

Mauricio Doehner joined CEMEX in 1996 and has held several executive positions in Strategic Planning and Enterprise Risk Management at CEMEX Europe, Asia, the Middle East, South America, and Mexico, and most recently, Executive Vice President of Corporate Communications, Public Affairs, and Social Impact. He has also worked in the public sector at the Mexican Presidency. Mauricio holds a BA in Economics from Tecnológico de Monterrey, an MBA from IESE/IPADE, and a Master in Public Administration from Harvard University.



Jesús González (55)
President CEMEX South, Central America and the Caribbean

Jesús González joined CEMEX in 1998, and has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in CEMEX USA, President of CEMEX Central America, President of CEMEX UK, and more recently Executive Vice President of Sustainability and Operations Development. He holds a MSc in Naval Engineering from the Polytechnic University of Madrid and an MBA from IESE - University of Navarra, Barcelona.

As of March, 2021

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José Antonio González (50)
Executive Vice President of Strategic Planning and Business Development

José Antonio González joined CEMEX in 1998, and has held several executive positions in the Finance, Strategic Planning, and Corporate Communications and Public Affairs areas, including most recently, Executive Vice President of Finance and Administration (CFO). José Antonio holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford University.



Ricardo Naya (48)
President CEMEX Mexico

Ricardo Naya joined CEMEX in 1996. He has held several executive positions, including Vice President of Strategic Planning for South, Central America and the Caribbean region, Vice President of Strategic Planning for Europe, Middle East, Africa and Asia region, President of CEMEX Poland and Czech Republic, Vice President of Commercial and Marketing in Mexico, Vice President of Distribution Segment Sales in Mexico, and more recently, as President of CEMEX Colombia. Ricardo holds a BA in Economics from Tecnológico de Monterrey, and an MBA from the Massachusetts Institute of Technology.



Luis Hernández (57)
Executive Vice President of Digital and Organization Development

Luis Hernández joined CEMEX in 1996 and has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology, Digital Innovation, as well as CEMEX Ventures and Neoris. Luis holds a BS in Civil Engineering from Tecnológico de Monterrey, and a Master's degree in Civil Engineering and an MBA, both from the University of Texas at Austin.



Louisa (Lucy) P. Rodriguez (61)
Executive Vice President of Investor Relations, Corporate Communications and Public Affairs

Lucy Rodriguez has over 25 years of experience in international finance and capital markets. She joined CEMEX in 2006 in the Investor Relations Department where she has been involved in more than US$15 billion of equity and fixed income fundraising efforts. She also represents the company in the international financial community. Prior to CEMEX, Lucy spent 15 years at Citibank where she worked in capital markets origination, debt syndicate and securitization financing for Emerging Market issuers. In her early career, she worked for KPMG in their Audit Department. Lucy holds a B.A. in Economics from Trinity College (Hartford Ct.), an MBA from New York University and a Masters from Columbia University School of International and Public Affairs. She has been a Certified Public Accountant.

As of March, 2021



Sergio Menéndez (50)
President of CEMEX Europe, Middle East, Africa, and Asia

Sergio Menéndez joined CEMEX in 1993. He has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of CEMEX Philippines, Vice President of Strategic Planning for Europe, Middle East, Africa and Asia region, President of CEMEX Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, and more recently, as Vice President of Distribution Segment Sales in Mexico. Sergio holds a BS in Industrial Engineering from Tecnológico de Monterrey, and an MBA from Stanford University.



Juan Romero (63)
Executive Vice President of Sustainability, Commercial and Operations Development

Juan Romero joined CEMEX in 1989, and has held several senior positions, including head of operations in Colombia and Mexico, President of the CEMEX South America and the Caribbean region, President of the CEMEX Europe, Middle East, Africa and Asia region, and most recently, President of CEMEX Mexico. Currently, as part of his role, he also leads the Digital Marketing function. Juan Romero holds a Law degree and a B.S. in Economics and Business Administration, both from the University of Comillas in Spain.



Jaime Muguiro (52)
President of CEMEX USA

Jaime Muguiro joined CEMEX in 1996, and has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates, and Human Resources areas, and also headed CEMEX operations in Egypt, our operations in the Mediterranean region, and more recently, our operations in the South, Central America, and the Caribbean region. He holds a BA in Management from San Pablo CEU University, Spain, a Law degree from the Universidad Complutense of Madrid, and an MBA from the Massachusetts Institute of Technology.

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Ethics and Compliance





Strengthening Business Ethics and Transparency

At CEMEX, we are strongly committed to conducting our business in compliance with applicable laws, rules, and regulations and in accordance with high ethical standards. As our industry evolves, our values continue to serve as the pillars upon which we base our actions. They express who we are, how we behave, and what we believe in.

A culture of integrity is critical to achieving our sustainable growth. High levels of trust, together with a strong business reputation, make it easier to operate; help attract and retain our people, customers, and suppliers; contribute to good relationships in our local communities; and pave the way to confidently enter new markets. Compliance is an essential element of our company's culture of integrity—requiring responsible conduct from all of our employees, directors, and third-party business partners in accordance with all applicable laws, internal codes, and policies.

CEMEX's Code of Ethics and Business Conduct

Our enhanced, robust Code of Ethics and Business Conduct aims for all of our employees to abide by the same high standards of conduct. The Code governs our relationships with all of our stakeholders and addresses anti-bribery, antitrust compliance, prevention of money laundering, related-person transactions, workplace health and safety, environmental responsibility, confidentiality terms, conflicts of interest, financial controls and records, and preservation of assets. Through our local ethics committees, training programs, global integrity campaigns, and secure internal communication channels, we enforce and create awareness of the Code.

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To strengthen our culture of ethics and compliance, we periodically launch new and updated policies. We have worked on updating and enhancing the following policies:

» **Anti-Corruption** – This enhanced policy not only features robust new controls, but also a section governing interaction with government officials. Before interacting with a government official, employees must enter our online Government Interaction platform, evaluate the details of their planned interaction, and undergo a thorough authorization process. This policy came into effect in 2020.
» **Corporate Hospitalities to Government Officials** – This policy is complementary to the Anti-Corruption Policy and specifically regulates the entertaining, gifts, travel expenses and other courtesies provided to government officials. This policy contains the management procedures, the authorization routes and specific accounting guidelines. This policy came into effect in 2020.
» **Global Policy for Third Parties** – This policy features a robust due diligence, screening, and control procedures for potential new suppliers and customers. Notably, this policy screens companies for cases of corruption, money laundering, organized crime, and other relevant issues. We launched this policy in 2020.
» **Anti-Money Laundering** – This policy features robust controls to help detect, report, and prevent suspicious activity that could give rise to the smuggling of illegally obtained funds and money laundering. We launched this policy in 2020.
» **Donations, Sponsorships, and Operational Contributions** – These related new and updated policies feature rigorous legal, budgetary, and accounting processes governing donations, sponsorships, and operational contributions.

Furthermore, in Mexico, Colombia, Peru, Dominican Republic, Jamaica, Haiti, Trinidad & Tobago, Barbados, and Guyana, we conduct thorough screening, monitoring, and due diligence of third parties through an external service provider before onboarding our third parties in our enterprise resource platform (ERP) system. Additionally, we conduct global monitoring activities of all our third parties registered in our ERP system on a periodic basis with information available on public lists to verify if our third parties have been involved in bribery, antitrust, corruption or money laundering violations and to verify if there are any politically exposed persons (PEPs) involved with our third parties. If we find that a third party failed to meet our internal protocols and procedures, CEMEX shall seek to end the relationship with said third party.

Our Reporting Mechanism – ETHOSline

If there are concerns or suspected ethics, governance or compliance violations, it's important that our employees, our stakeholders, and the general public have a trusted, secure place to which they can turn. Managed by an autonomous third party, our ETHOSline provides an online portal and phone line for sending comments, requesting advice, and submitting complaints on these topics. Accessible through our company website, this secure, confidential, and independent portal is available 24 hours a day, seven days a week. Open and free for all to use, our ETHOSline reporting statistics demonstrate the confidence that people have in this tool.

Ultimately, our main goal is to get to the bottom of every report; all cases are looked at. We carry out a review; then if needed, an investigation to handle it according to our ETHOS Manual; and if applicable, apply consequences if our Code of Ethics is violated.

Overall, from a total of 620 cases reported through our official reporting channels in 2020, 514 were closed, of which 174 were found to be true and 269 disciplinary actions were taken. From the true cases reported, 66 employees were dismissed as a result of investigations.

Business Ethics Training and Communication

Our employees are continually informed of CEMEX business ethics principles in multiple ways, including our Code of Ethics and Business Conduct, employee onboarding activities, internal communication channels, face-to-face and online courses, legal and accounting audits, relevant global policies, as well as our robust intranet Policy Center. In 2020, we designed and rolled out 412 global communication campaigns in relation to ETHOSline awareness and our ethics framework, enabling us to reach all our employees. These campaigns and actions help to promote our company values, policies, and procedures and to inform our employees about unacceptable behavior such as discrimination, improper treatment, mobbing, theft, rules for gifts and courtesies, and workplace harassment, as well as to reinforce our institutional reporting mechanisms.

During 2020, approximately 25,000 employees and 1,400 outside participants received training related to business ethics, human rights, and legal compliance, dedicating more than 37,000 total hours for this purpose.

The COVID-19 pandemic also impacted our global compliance training program. As a result, we prioritized health and safety trainings. Through CEMEX University, 10,834 employees and third parties from our global operations completed the training course on HSMS Element 15: Management of Pandemics and Epidemics.

Cases Reported Through ETHOSline

(number of cases)


Environment, Health & Safety 14%
Misuse, misappropriation of corporate assets 8%
Business integrity 26%
Human Resources, diversity and workplace respect 52%

Cases Reported Through ETHOSline

(number of cases)


359
568
630
745
620
2015
2017
2018
2019
2020

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2020 Ethics and Compliance Related Training

Topic	Number of employees trained	Total hours of employee training
Anti-Money Laundering	1,938	3,296
Anti-Corruption and Anti-Bribery	3,841	7,357
Antitrust	554	821
Conflicts of Interest, Data Protection, and Related Party Transactions	118	146
Code of Ethics and Business Conduct	2,249	2,177
ETHOS Do the Right Thing	6,388	6,388
Sanctions	137	327
Health & Safety, and HSMS Element 15: Management of Pandemics & Epidemics	10,855	16,283
Other (Contracts)	316	624
Total	**26,396**	**37,419**

ETHOS Do the Right Thing

During 2020, more than 6,000 employees took part in the ETHOS Do The Right Thing online training. This course included videos with hypothetical scenarios where employees could learn about how to proceed with potential day-to-day interactions in a range of topics that included conflicts of interest, employee relations and harassment, and fraud.

This online training helped us expand our training efforts during the COVID-19 pandemic, and as such, helped further our culture of ethics and compliance in our organization during the year.

CEMEX ETHOS Global Program

Our Global Anti-Corruption Policy, Global Antitrust Policy, Global Anti-Money Laundering Policy, Global Policy for Third Parties, Global Conflict of Interest Policy, Related Person Transactions Policy, and Insider Trading Policy outline our procedures and commitment to global expectations and standards.

To further encourage our employees to act in a manner consistent with our values, CEMEX Global Compliance Program evolved into a more integrated approach: CEMEX ETHOS Global Program. With a worldwide focus, led by our ETHOS Group and local ETHOS Committees, the program consists of a set of principles, rules, controls, procedures, guidelines, and bodies designed to comply with the laws and standards of conduct applicable to our company. CEMEX ETHOS Global Program works as an internal network coordinating six core corporate functions with ethics and compliance-related responsibilities:

1. **Legal** – responsible for developing and updating relevant policies; carrying out trainings and legal audits; setting and carrying out proper oversight of third-party management; and managing compliance-related complaints.
2. **Organization and Human Resources (OHR)** – responsible for defining and enhancing CEMEX Code of Ethics and Business Conduct; deploying the ethics training program; administering ETHOSline; coordinating and administering local ETHOS Committees; investigating cases within their responsibilities; assuming co-responsibility for CEMEX ETHOS Global Program; promoting a culture of ethics and reporting; and providing end-to-end case management.
3. **Internal Control** – responsible for implementing controls and compliance with policies; and deploying an internal control model in order to reduce risk exposure and the likelihood of significant and/or severe deficiencies in the processes and procedures governing our company's operations.
4. **Global Service Organization** (GSO) – responsible for delivering business services to CEMEX operations, while complying with both our internal and external control requirements and corporate governance model; and performing internal control responsibilities, such as performing SOX testing, following up on remediation plans, advising process owners on items related to internal control, performing change management tests, and promoting compliance with policies.
5. **Process Assessment** – responsible for overseeing internal audits of controls and compliance with policies; conducting worldwide internal audits; conducting special fraud investigations; performing SOX audit compliance; conducting CAPEX audits; and monitoring risk.
6. **Enterprise Risk Management** (ERM) – responsible for analyzing local and global compliance risks; performing risk oversight, including risk identification, monitoring, assessment, reporting, and mitigation; and following up on risk mitigation measures.

As part of the Legal function's program responsibilities, special attention is given to the most sensitive countries concerning corruption risks to our business process. During 2020, our main operations in terms of revenues were: the USA (medium risk), Mexico (high risk), France (medium risk), UK (low risk), Israel (medium risk), Germany (low risk), Philippines (high risk), Colombia (high risk), Spain (medium risk), Dominican Republic (high risk), and Panama (high risk). We also operate in other countries of which some are low risk, medium risk, and high risk. This risk classification is based on Transparency International's 2020 Corruption Perception Index. Our Code of Ethics reflects the requirements of the Sarbanes-Oxley Act of 2002 (SOX).

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Risks and Opportunities

CEMEX operates in a constantly evolving business landscape which exposes us to several types of risks that could impact the achievement of our strategic and operational objectives.

Aiming to maximize our shareholders' sustainable value, CEMEX has established an Enterprise Risk Management (ERM) framework that sets a proactive and structured approach to manage risks and capitalize on opportunities.

The risk management process, deployed throughout our operations, helps identify, assess, mitigate, and monitor CEMEX's main risks. This process emphasizes risk discussions by decision-makers and risk oversight by the Board of Directors.

Risk agendas are developed at a global, regional, country, and business unit level at least twice a year. Risk agendas include all types of risks, trends, emerging concerns, and opportunities that could impact CEMEX in the short (zero to two years), medium (two to five years), and long term (five to ten years).

Other risk management areas and processes within our company complement the surveillance and risk management function: Process Assessment, Internal Control, Legal, Financial Risk Management, ETHOS Compliance, and Sustainability.

Risk Management Process

Our risk management process is an ongoing systematic approach present in corporate, regions, countries, and operational business units.

Our risk management process is based on international best practices from the Risk Management Society (RIMS) and Business Continuity Institute (BCI). It is compliant with ISO 31000:2018-Risk management standards and ISO 22300:2018-Business continuity management systems. Furthermore, this process is conducted in compliance with our company's values, laws of the countries where we operate, and our Code of Ethics and Business Conduct.

Risk Monitoring

Risk and opportunity developments are continuously monitored through several channels and a broad variety of report. Changes in risks and opportunities status are promptly communicated to decision makers.

Risk Identification

CEMEX identifies main risks and opportunities using a combination of a bottom-up and a top-down approach and employing several techniques that include, but are not limited to, risk interviews, online risk surveys, and risk workshops. Focus is on both strategic and operational issues.

Risk Assessment

We assess risks and opportunities employing qualitative and quantitative methods to determine their potential impact and likelihood of materialization in a specific timeframe. We prioritize risks and opportunities based on their impact or relevance to CEMEX's strategic objectives.

Discussion on risk and mitigation strategy at the Executive Committee

Risk Oversight at Board Level

Risk Mitigation

A mitigation strategy with a specific action plan is defined for each risk, and a risk owner—mainly responsible for the risk treatment—is assigned. ERM representatives follow up on the risk treatment strategy and in some cases, acts as coordinators of ad-hoc task forces focused to mitigate specific risks.

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Main Risks and Mitigation Strategies

The following is a brief description of some of the main short-term, medium-term, and long-term risks faced by CEMEX and their corresponding mitigation strategies:

The COVID-19 Pandemic and / or any Other Outbreak of Disease or Similar Public Threat

The COVID-19 pandemic and the measures implemented by some governmental authorities to contain and mitigate the effects of the virus have resulted or may result in a number of consequences, including: temporary restrictions on our production facilities, staffing shortages, production slowdowns or stoppages, and disruptions in our delivery systems; disruptions or delays in our supply chains; reduced availability of land and sea transport; increased cost of materials, products, and services on which our businesses depend; general slowdown in economic activity; and financial markets volatility, among others. As a result of the COVID-19 pandemic, the construction activity and demand for our products have been and may continue to be affected, which, in turn, could have a material adverse impact on our business, financial condition, liquidity, and results of operations. The degree to which COVID-19, or any other outbreak of disease or similar public threat, could affect our results and operations will depend on the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic conditions can resume, among other uncertain events.

CEMEX Mitigation Actions

- Adherence to over 52 protocols to safeguard the health and safety of our employees, their families, our customers, suppliers, and communities
- Business continuity under government guidelines of Safe and Essential industry
- Enhanced customer experience through proven e-commerce platforms and distribution network
- Activation of Rapid Response Teams and implementation of Business Continuity Plans to minimize operational disruptions
- Implementation of Social Impact Strategy: ~1.7 million of beneficiaries as of November 2020.
- Execution of financial strategy to ensure liquidity and financial flexibility
- Implementation of cost savings initiatives and delay of capital expenditures

Uncertain Economic Conditions

Our business, financial condition, and results of operations are highly dependent on the economic conditions of the countries where we operate. We face risks particular to each country and region, as well as global economic risks. Some potential sources of economic risk include: slow global growth or economic contraction; changes in the economy that affect demand for our products and services; the cyclical activity of the construction sector; trade barriers, changes in existing trade policies or changes to, or withdrawals from, free trade agreements; protectionist trade policies and escalation of the U.S.-China trade conflict or its spread to other parts of the world; changes in financial conditions and its impact on foreign exchange rates, interest rates, access to financing, and financial markets; volatility of oil prices; economic vulnerability of emerging market economies; China's economic performance; political uncertainty and geopolitical risks; and impact of COVID-19 pandemic, epidemics or outbreaks of infectious diseases.

CEMEX Mitigation Actions

- Implementation of Operation Resilience
  - EBITDA growth through margin enhancement
  - Optimize our portfolio for growth
  - Reduce net leverage
- Delivery of superior customer experience enabled by digital technologies
- Enhancement of revenue streams (Core Businesses, CEMEX Ventures)
- Drive operational excellence
- Implementation of financial strategy

Political Uncertainty and Social Instability

We are subject to the political and social environment of the countries where we operate. Any political, geopolitical, or social event that affects a country's economic development, its business environment, or that makes significant changes in laws, public policy, or regulations has the potential to materially and adversely affect our business, financial conditions, and results of operations.

New governments and elections that take place in the countries where we operate, such as the 2020 U.S. presidential and senate elections, in addition to other political and geopolitical events such as Brexit, trade conflicts, social unrest, and political instability in Latin American countries have had and may continue to have a negative impact on the economy, financial markets, social stability, and business environment, which could materially and adversely affect our results and prospects for our business.

CEMEX Mitigation Actions

- Building long-term relationships with key stakeholders (communities, governments)
- Tailor-made strategy per country
- Business continuity plans to minimize operational disruption
- Security protocols to protect our employees
- Monitoring and scenario planning to anticipate potential risks and opportunities


CEMEX

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 89 Complex Competitive Dynamics USA, as well as to the risk of transition to stricter affect our future sales and in turn have a mate- group with the participation of Sustainability, carbon pricing in other geographies to be regu- rial adverse effect on our business, financial Operations and Technology, R&D, Energy, The markets in which we operate are highly lated in the short and medium-term, both of condition, and results of operations. Supply Chain and CEMEX Ventures competitive and are served by numerous indus- which may have a potential financial impact on » CEMEX’s fourth core business, Urbanization try players. Additionally, new entrants, capacity its businesses. Even though CEMEX has taken Physical risks (acute and chronic) Solutions, also plays a key role in climate-re- expansions, and imports have caused and may steps which make it likely that it will achieve Climate change patterns and acute physical lated risks mitigation, by generating sustain- continue to cause supply-demand imbalances, compliance with the limits of such cap-and- climate risks, mainly extreme weather events able alternatives for metropolises growth, affecting our prices and sales. Some of these trade systems, any transition to a stricter carbon such as tropical cyclones and blizzards, and providing the market with high-efficient industry players could compete based on a pricing in the countries where we have opera- chronic physical risks like rising sea levels or building solutions, and promoting circular variety of factors, often employing aggressive tions may cause CEMEX’s non-compliance with water stress mapping could cause damage in economy through enhanced waste manage- pricing strategies to gain market share; if we are the relevant cap-and-trade systems, which may the most exposed of our operations, as well as ment schemes for cities not able to compete effectively, we may lose lead to substantial penalties and in turn have a the disruption of our business continuity. This » To mitigate reputational risk, CEMEX is actively substantial market share, and our sales could material adverse effect on our business, finan- could have a material adverse effect on our involved in industry associations including the decline or grow at a slower rate, which could cial condition, and results of operations. business, financial condition, and results of Global Cement and Concrete Association materially and adversely impact our business, operations. (GCCA) from which concrete is promoted as a financial condition, and results of operations. Technology suitable building material to cope with climate Development of technologies is key to reduce CEMEX Mitigation Actions: change. Concrete plays a critical role in making CEMEX Mitigation Actions our emissions in the long-run to meet our Net- cities sustainable and resilient, as it is the most Zero CO2 concrete goal and the limits of any » CEMEX has set and publicly announced its durable and disaster-resistant among all con- » Delivery of superior customer experience cap-and-trade systems to which CEMEX is sub- 2030 reduction target for which it developed struction materials enabled by digital technologies ject. Failure to, effectively develop and roll-out a CO2 Roadmap including specific reduction » To mitigate acute physical risks, CEMEX » Enhancement of revenue streams (core busi- any necessary technologies, as well as the lack or initiatives for each cement site and identify- implemented a Business Continuity Program nesses, CEMEX Ventures) late implementation of these new technologies ing the resources (CAPEX) and calendar for (BCP) for each of its sites in order to minimize » EBITDA growth through margin enhance- could lead CEMEX to fail in achieving its Net-Zero their implementation. Both the target and the potential impact of a disruptive event in ment CO2 concrete goal and the limits of any cap-and- roadmap have been verified by Carbon Trust, our operations. This program integrates » Optimization of our portfolio for growth trade systems to which CEMEX is subject, which ensuring technical feasibility of the consid- guidelines for emergency support, crisis » Drive operational excellence may lead to substantial penalties and in turn ered technologies as well as adequate gover- management, and business recovery. The have a material adverse effect on our business, nance and a robust strategy to reduce definition of the CEMEX BCPs ensures busi- Climate-Related Risks financial condition, and results of operations. emissions. Each region monitors on a ness resilience and operation recovery in the monthly basis its site-by-site plan to ensure its case of force-majeure events, ensuring the Carbon Regulation Transition Risk Markets implementation and resources allocation fulfillment of our commitments with our CEMEX is subject to a strict carbon pricing CEMEX has identified that market development » CEMEX R&D is continuously enhancing our clients and a quick return to business as usual approach in the form of cap-and-trade systems is a key topic in the long term. More stringent solutions portfolio based on the increasing » To mitigate impact of the water stress risk we in those geographies with a carbon regulation building and energy efficiency standards are demand of more sustainable products. A executed a detailed assessment in all our sites in place, particularly in Europe and parts of the likely to foster the development of new low recent example is Vertua®, a family of prod- to identify potential water scarcity using the carbon products and effective constructive ucts that started with a range of concrete World Resources Institute Aqueduct tools. solutions. Therefore, not meeting the future with low or neutral CO2 footprint launched in Based on the resulting map we have set a market expectations in the form of new low-car- several markets in 2020 and to be extended to 2030 target to implement a Water Action Plan bon products and effective constructive solu- other geographies in 2021 (WAP) in all those priority sites where high- tions could lead to reduced demand for our » As the development of emerging technolo- risk water stress was identified. Additionally, products and solutions, which may in turn have a gies is key to meet our 2050 carbon neutrality we developed water stress scenarios mapping material adverse effect on our business, financial ambition for concrete, the role that CEMEX for 2030 and 2040. condition, and results of operations. plays on different research consortiums and partnerships, together with the outcomes of Reputation new-technologies mapping, are being moni- For further information on climate-related Cement could be perceived as a relevant con- tored in a monthly basis by the CEMEX CO2 risks and opportunities, please refer to CDP tributor to CO2 global emissions, which could Taskforce. This taskforce is a multidisciplinary report, section C2.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 89 Complex Competitive Dynamics USA, as well as to the risk of transition to stricter affect our future sales and in turn have a mate- group with the participation of Sustainability, carbon pricing in other geographies to be regu- rial adverse effect on our business, financial Operations and Technology, R&D, Energy, The markets in which we operate are highly lated in the short and medium-term, both of condition, and results of operations. Supply Chain and CEMEX Ventures competitive and are served by numerous indus- which may have a potential financial impact on » CEMEX’s fourth core business, Urbanization try players. Additionally, new entrants, capacity its businesses. Even though CEMEX has taken Physical risks (acute and chronic) Solutions, also plays a key role in climate-re- expansions, and imports have caused and may steps which make it likely that it will achieve Climate change patterns and acute physical lated risks mitigation, by generating sustain- continue to cause supply-demand imbalances, compliance with the limits of such cap-and- climate risks, mainly extreme weather events able alternatives for metropolises growth, affecting our prices and sales. Some of these trade systems, any transition to a stricter carbon such as tropical cyclones and blizzards, and providing the market with high-efficient industry players could compete based on a pricing in the countries where we have opera- chronic physical risks like rising sea levels or building solutions, and promoting circular variety of factors, often employing aggressive tions may cause CEMEX’s non-compliance with water stress mapping could cause damage in economy through enhanced waste manage- pricing strategies to gain market share; if we are the relevant cap-and-trade systems, which may the most exposed of our operations, as well as ment schemes for cities not able to compete effectively, we may lose lead to substantial penalties and in turn have a the disruption of our business continuity. This » To mitigate reputational risk, CEMEX is actively substantial market share, and our sales could material adverse effect on our business, finan- could have a material adverse effect on our involved in industry associations including the decline or grow at a slower rate, which could cial condition, and results of operations. business, financial condition, and results of Global Cement and Concrete Association materially and adversely impact our business, operations. (GCCA) from which concrete is promoted as a financial condition, and results of operations. Technology suitable building material to cope with climate Development of technologies is key to reduce CEMEX Mitigation Actions: change. Concrete plays a critical role in making CEMEX Mitigation Actions our emissions in the long-run to meet our Net- cities sustainable and resilient, as it is the most Zero CO2 concrete goal and the limits of any » CEMEX has set and publicly announced its durable and disaster-resistant among all con- » Delivery of superior customer experience cap-and-trade systems to which CEMEX is sub- 2030 reduction target for which it developed struction materials enabled by digital technologies ject. Failure to, effectively develop and roll-out a CO2 Roadmap including specific reduction » To mitigate acute physical risks, CEMEX » Enhancement of revenue streams (core busi- any necessary technologies, as well as the lack or initiatives for each cement site and identify- implemented a Business Continuity Program nesses, CEMEX Ventures) late implementation of these new technologies ing the resources (CAPEX) and calendar for (BCP) for each of its sites in order to minimize » EBITDA growth through margin enhance- could lead CEMEX to fail in achieving its Net-Zero their implementation. Both the target and the potential impact of a disruptive event in ment CO2 concrete goal and the limits of any cap-and- roadmap have been verified by Carbon Trust, our operations. This program integrates » Optimization of our portfolio for growth trade systems to which CEMEX is subject, which ensuring technical feasibility of the consid- guidelines for emergency support, crisis » Drive operational excellence may lead to substantial penalties and in turn ered technologies as well as adequate gover- management, and business recovery. The have a material adverse effect on our business, nance and a robust strategy to reduce definition of the CEMEX BCPs ensures busi- Climate-Related Risks financial condition, and results of operations. emissions. Each region monitors on a ness resilience and operation recovery in the monthly basis its site-by-site plan to ensure its case of force-majeure events, ensuring the Carbon Regulation Transition Risk Markets implementation and resources allocation fulfillment of our commitments with our CEMEX is subject to a strict carbon pricing CEMEX has identified that market development » CEMEX R&D is continuously enhancing our clients and a quick return to business as usual approach in the form of cap-and-trade systems is a key topic in the long term. More stringent solutions portfolio based on the increasing » To mitigate impact of the water stress risk we in those geographies with a carbon regulation building and energy efficiency standards are demand of more sustainable products. A executed a detailed assessment in all our sites in place, particularly in Europe and parts of the likely to foster the development of new low recent example is Vertua®, a family of prod- to identify potential water scarcity using the carbon products and effective constructive ucts that started with a range of concrete World Resources Institute Aqueduct tools. solutions. Therefore, not meeting the future with low or neutral CO2 footprint launched in Based on the resulting map we have set a market expectations in the form of new low-car- several markets in 2020 and to be extended to 2030 target to implement a Water Action Plan bon products and effective constructive solu- other geographies in 2021 (WAP) in all those priority sites where high- tions could lead to reduced demand for our » As the development of emerging technolo- risk water stress was identified. Additionally, products and solutions, which may in turn have a gies is key to meet our 2050 carbon neutrality we developed water stress scenarios mapping material adverse effect on our business, financial ambition for concrete, the role that CEMEX for 2030 and 2040. condition, and results of operations. plays on different research consortiums and partnerships, together with the outcomes of Reputation new-technologies mapping, are being moni- For further information on climate-related Cement could be perceived as a relevant con- tored in a monthly basis by the CEMEX CO2 risks and opportunities, please refer to CDP tributor to CO2 global emissions, which could Taskforce. This taskforce is a multidisciplinary report, section C2.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 90



Financial Risks

We are exposed to several financial risks, including our debt level, potentially limited access to favorable financing, financial covenants and restrictions, potentially unfavorable foreign currency and interest rates, among others.

We have debt and other financial obligations maturing in the next several years. If we are unable to generate enough cash to service our indebtedness or to secure refinancing on favorable terms—or at all—we may not be able to comply with our upcoming payment obligations. Additionally, our main financial agreements require us to comply with several restrictions and covenants. Any failure to comply with such obligations could materially and adversely affect our business, financial condition, and results of operations.

Devaluation or depreciation of any of the currencies of the countries in which we operate and from which we obtain our revenues, compared to the U.S. Dollar could materially and adversely affect our ability to service our debt and other financial obligations. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Mexican Peso and other currencies.

CEMEX Mitigation Actions

- Amendment and refinancing of debt commitments to ensure financial flexibility
- Reinforcement of liquidity
- Issue of debt and raising of capital
- Liability management
- Foreign exchange and interest rate hedging strategy

Regulatory and Compliance Risks

We are subject to the laws and regulations of the countries where we operate. Any non-compliance with or changes in such laws and regulations and/or their interpretation by the relevant authorities and/or any significant delay in assessing the impact and/or adapting to such changes may result in potential costs, fines, and penalties which could have a material adverse effect on our business, financial condition, and results of operations. Some of these laws and regulations include, but are not limited to areas such as anti-corruption, anti-bribery, anti-money laundering, information security, mining, environmental, transportation, taxes, and labor, among others.

CEMEX Mitigation Actions

- Compliance with laws and regulations
- Continuous enhancement of CEMEX's Compliance program: New and updated policies and continued training
- Enhancement of our Code of Ethics and Business Conduct, which addresses anti-bribery, related-person transactions, health and safety, environmental responsibility, confidentiality, conflicts of interest, financial controls, and preservation of assets
- Acknowledgment and understanding of our Code of Ethics and Business Conduct by employees
- Increased internal controls through continuous internal audits and internal controls in place to prevent misconduct by our employees and third parties
- Incorporate compliance-related initiatives in the management of third parties
- Monitoring of new potential regulations

Energy Price Volatility Including Alternative Fuels

Electric energy and fuel costs represent an important part of our overall cost structure. The price and availability of electric power and fuels are generally subject to market volatility and, therefore, may impact our costs and operating results. Furthermore, if third-party suppliers fail to provide us the required amounts of energy or fuel under existing agreements, we may need to acquire energy or fuel at an increased cost from other suppliers. In addition, governments in several of the countries in which we operate are working to reduce energy subsidies, introduce clean energy obligations, or impose new excise taxes, which could increase energy costs and materially and adversely affect our business, financial condition, liquidity, and results of operations. Additionally, if our efforts to increase our use of alternative fuels are unsuccessful, due to their limited availability, price volatility or otherwise, we would be required to use traditional fuels, which may increase our energy and fuel costs.

CEMEX Mitigation Actions

- Increase use of alternative fuels
- Secure long-term renewable contracts for energy and fuel supply that not only provide clean energy, but also certainty in future energy costs
- Develop processes and products to reduce heat consumption in our kilns
- Execute hedging for coal and diesel in the financial markets to reduce volatility
- Monitor new regulations, subsidies, obligations, and taxes

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 91

Lower Availability or Increased Cost of Raw Materials

We increasingly use in most of our business certain by-products of industrial processes produced by third parties, such as pet coke, fly ash, slag, and synthetic gypsum, among others, as well as natural resources such as aggregates and water. While we are not dependent on any particular supplier and we seek to secure the supply of the required materials, products, or resources through long-term renewable contracts and framework agreements, short-term contracts are entered into in certain countries where we operate. Should existing suppliers cease operations or reduce or eliminate the production of these by-products, or should any suppliers for any reason not be able to deliver to us the contractual quantities, or should laws and/or regulations in any region or country limit access to these materials, sourcing costs for these could increase significantly or require us to find alternative sources, which could have a material adverse effect on our business, financial condition, and results of operations. In particular, scarcity and quality of natural resources (such as water and aggregates reserves) in some countries could also have a material adverse effect.

CEMEX Mitigation Actions

- Secure the supply of the required materials through long-term renewable contracts and framework agreements
- Monitor global aggregates, limestone, and natural resources reserves, identify critical levels, and secure reserves in attractive markets
- Monitor permit processes and regulations

Cyberthreats and Information Technology Risks

We increasingly rely on a variety of information technology and cloud services, on a fully digital customer integration platform, such as CEMEX Go, and on automated operating systems to manage and support our operations, as well as to offer our products to our customers. Our systems and technologies, as well as those provided by our third-party service providers, may be vulnerable to damage, disruption, or intrusion caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, security breaches, computer viruses, and cyber-attacks. Any significant disruption to our systems, information leakages or theft of information, or any unlawful processing of personal data, could affect our compliance with data privacy laws and make us subject to regulatory action and could damage our relationships with employees, customers, and suppliers, which could have a material adverse impact on our business, financial condition, and results of operations.

CEMEX Mitigation Actions

- Enforce Information Security Policy and risk prevention culture
- Have cybersecurity controls and monitoring services in place
- Have recovery plans and rapid response teams in place
- Enhanced insurance coverage
- ISO 27001 certification on production plants for information security management to preserve confidentiality, integrity, and availability of data
- Renewal, modifications, or upgrades of required systems and technologies

Health and Safety Risks

Activities in our business can be hazardous and can cause injury, illness, or fatality to our people, or else damage to property. Accidents that occur at our facilities could result in adverse outcomes to employees, disruptions to our business, and may have health, legal, and regulatory consequences. We also may be required to assume costs and liabilities to compensate affected personnel or repair or replace damaged property. This could materially and adversely affect our reputation, business, and results of operations.

In addition, employees are subject to contracting existing or new viruses that could affect their health and the health of others, which could cause disruptions in our operations and impact our results.

CEMEX Mitigation Actions

- Ensure nothing comes before the health and safety of our employees, contractors, and the community where we operate
- Implementation of Health and Safety Protocols in all our operations
- Full adherence to high health and safety standards
- Continued monitoring, preparedness, and compliance to health and safety recommendations


CEMEX

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 92



Talent Retention and Attraction

Retaining and attracting the right talent is key to assure we meet our growth objectives. Talent attraction could be impacted as the technical skills needed for the job are highly sought in the market and as the construction industry could be perceived as less attractive than other industries, especially for new generations. Labor activism and unrest, or failure to maintain satisfactory labor relations, are also a concern. This has the potential to impact our ability to execute our business plan and strategy efficiently.

In addition, labor shortages in the construction industry have the potential to impact the overall construction activity which could materially and adversely affect our business and the results of our operations.

CEMEX Mitigation Actions

» Evolution of CEMEX's culture, policies, and procedures to adjust to the new work environment
» Engagement and development programs to improve talent retention and attraction
» Efforts to increase the talent pools for key positions
» Engagement survey

Operational Disruption Due to Different Interests from Stakeholders

Although we make significant efforts to maintain good long-term relationships with the communities and governments in the geographies where we operate, there can be no assurance that the mentioned stakeholders could have different, or at times conflicting, interests or objectives from ours. This could result in delays in legal or administrative proceedings, unrest, negative media coverage, as well as in requests for the government to revoke or deny our concessions, licenses, or other permits. Any such occurrences could materially and adversely affect our business, reputation, liquidity, and results of operations.

CEMEX Mitigation Actions

» Compliance with local, state, and federal laws and regulations
» Social impact strategy and adherence to high social responsibility standards
» Implementation of sustainable community engagement plans to build mutually beneficial long-term relations with key stakeholders
» Business continuity plans to minimize business disruption

Adverse Weather and Natural Disasters

Construction activity, and thus the demand for our products, decreases substantially during periods of cold weather, when it snows, when heavy or sustained rainfalls occur, or generally, during winter or rainy and snowy seasons. Any of these events can adversely affect our operations, as well as our access to products and materials. Additionally, some of our operations are particularly exposed to hurricanes, blizzards and similar weather events. The decrease in sales volumes is usually counterbalanced by the increase in the demand for our products during the reconstruction phase, unless any of our operating units or facilities are impacted by the natural disaster. Such adverse weather conditions and natural disasters can have a material adverse effect on our business, financial condition, and results of operations if they occur with unusual intensity, or last longer than usual.

CEMEX Mitigation Actions

» Have business continuity plans to avoid major disruptions to our business
» Insure assets – Some of our main operations and assets are insured against such events. However, in most cases, the insurance policy does not cover the total impact that an adverse event could have, which limits its effect
» Provide construction solutions for reconstruction phases

Potential Disruption by Emerging Technologies or Innovations

In recent years, technology has started to transform the construction industry. Emerging disruptions, including but not limited to digitalization, automatization, new materials, new construction methods, or any other innovation in the construction industry value chain, are likely to accelerate in the coming years to tackle the construction industry's main challenges. These trends have the capacity to disrupt the construction ecosystem value chain and potentially affect our capacity to compete.

Construction industry transformation will create both risks and opportunities. Digitalization is improving industry productivity and data analytics, and it is transforming our interaction with customers, providers, and other stakeholders in the ecosystem. The introduction of new digital technologies opens access to new industry participants to our markets, which could impact our sales. The use of new materials or construction methods and technologies could reduce the demand for our products and services. All of these could have a material adverse effect on our business, financial condition, liquidity and results of operations.

CEMEX Mitigation Actions

» Deliver a superior customer experience enabled by digital technologies (e.g., CEMEX Go)
» Early detection, development, and commercialization of disruptive and revolutionary construction projects through CEMEX Ventures
» Identification of high growth and sustainable business opportunities through Urbanization Solutions strategy
» Enforced promotion of innovation
» Continued partnership with innovative and sustainable companies
» Continuous Research and Development efforts on products, materials, and technologies
» Enhancement of CEMEX's Digital strategy

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 93

Our Commitment to Respect Human Rights



Human rights are the fundamental rights, freedoms, and standards of treatment to which all people are entitled. Respecting human rights is reinforced in our core value of "Acting with Integrity," which is embedded in the way we do business.

Progress Toward Our Commitment to Human Rights

Although fundamental human rights do not change, society and its context do. Therefore, at CEMEX we must be vigilant and address this new context effectively in order to align our strategy and operations with universal principles of human rights. We understand that these principles constitute a global standard of expected corporate conduct applicable to all of our operations.

Accordingly, we are determined to meet our responsibility to respect all human rights and to foster respect for them among our business partners.

As a signatory and active participant in the UN Global Compact, we reaffirm our support of its 10 principles on Human Rights, Labor, Environment, and Anti-Corruption. To demonstrate our strong commitment to these principles, we annually submit an Advanced Communication of Progress to the UN Global Compact.

As part of the mitigation actions proposed as follow-up to our Human Rights Compliance Assessment, we recently updated our employee and supplier Codes of Conduct, and, through them, we continue to build awareness on human rights. We aim to always ensure humane treatment in our installations and together with CEMEX's Global Workplace Diversity and Inclusion Policy, we strive to prevent discrimination due to sensitive medical conditions, social background, family status , or membership in trade unions.

As part of the campaigns around the enhancement of our Code of Ethics we encourage employees to speak up - without fear of retribution - about any concerns they may have concerning ethics and human rights. We aim to strengthen the credibility of our grievance channels and continually evaluate and review how best to improve our approach to address human rights. We also continue communications on our Human Rights Policy.

Our Human Rights Policy reflects our support and respect for the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and the International Labor Organization's Declaration on Fundamental Principles and Rights at Work. In addition, it recognizes employees, communities, contractors, and suppliers as main areas of impact and reaffirms our commitment to the promotion of and respect for human rights throughout our worldwide operations, local communities, and supply chain.

As part of CEMEX's shared responsibility to climate change mitigation and adaptation as well as our continued determination to respect and support internationally recognized human rights standards, we are fully committed to carrying out our business activities in an environmentally responsible and sustainable manner and to minimizing the environmental implications of our activities. This commitment is embodied in our Environmental, Water, and Biodiversity policies.

Human Rights Commitment Timeline

2004	CEMEX becomes a signatory to the UN Global Compact.
2014	CEMEX approaches Shift for expert advice on the UN Guiding Principles on Business and Human Rights.
2014	CEMEX releases its first Human Rights Policy Statement.
2017	CEMEX executes a Human Rights Compliance Assessment in 30 countries to identify risks to people.
2018	CEO signs enhanced Human Rights Policy.
2018	CEMEX releases global Workplace Diversity and Inclusion Policy.
2018	CEMEX Code of Ethics and Business Conduct is enhanced.
2018	CEMEX enrollment in the UN Global Compact changes to participant.
2019	CEMEX Supplier Code of Conduct When Doing Business with Us is released.
2019	Flexible Work Schedule Policy is implemented.
2020	CEMEX releases: » Dynamic Work Schemes Global Guideline » Digital Citizenship Global Guideline » Diversity and Inclusion Position Paper

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 94 Human Rights Policy Implementation Existing CEMEX Global Policy Human Rights Components The implementation of our Human Rights Policy is Health and Safety Policy » Provide a safe and healthy workplace for our employees and contractors. » Comply with company policies, Health and Safety Management System, procedures, and all applicable local laws. focused on establishing the right controls through- » Develop a positive health and safety culture whereby individuals look after the health and safety of each other and share our belief that the achievement out our existing governance processes and tools. of ZERO injuries is possible. Human Rights continue to be included in both our Code of Ethics and Business Conduct and our Suppli- Human Rights Policy » We seek to align our strategy and operations with universal principles on human rights. It is a global standard of expected conduct applicable to all our ers Code of Conduct. operations. » We support and respect the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and Policies that govern our day-to-day operations enable the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. us to implement and safeguard our Human Rights commitments, including our Health and Safety Policy, Stakeholder Engagement » We strive to build mutually beneficial relationships with our stakeholders and communities. Policy » CEMEX is committed to engage its stakeholders in an ongoing and transparent way. Stakeholder Engagement Policy, Environmental Policy, » We seek to create value for society through our core business activities. Water Policy, and Biodiversity Policy, among others. Environmental Policy » Actively pursue a policy of pollution prevention, applying best available techniques to minimize the impact of our operations. We expect our employees, suppliers, contractors, and » Comply with company policies and procedures and all applicable local laws and regulations. other business partners to consistently apply all of » Make strategic efforts to maximize our energy and resource efficiency, lower our carbon intensity, and reduce emissions by managing our energy use, our policies and procedures wherever we operate. water consumption, and waste generation. » Responsibly manage the land within our operations to protect ecosystems and biodiversity and to maximize our contribution to nature conservation. Consistent with our commitment to build a truly diverse CEMEX team, and in conjunction with existing Water Policy » CEMEX is fully committed to carrying out our business activities in a sustainable manner, minimizing pressure on water resources and covering three essential aspects of resource availability, resource quality, and ecosystem integrity. and future programs and initiatives, our global Work- place Diversity and Inclusion Policy supports our con- Biodiversity Policy » Align our biodiversity initiatives with our business model so that the identification, assessment, and management of biodiversity values is considered in tinuous, constantly evolving journey to create a more our decision-making process and management systems throughout the life cycle of our sites. inclusive, diverse workplace. Workplace Diversity and » Our people represent a wide range of different countries and cultures, as well as a broad range of backgrounds and experiences, making CEMEX a This policy is accompanied by a number of global Inclusion Policy stronger and more inclusive environment. guidelines that acknowledge and encourage diversity » CEMEX aims to be a great place to work for all of our employees. and inclusion in all of CEMEX’s operating business » Decisions are made without regard to gender, race, color, age, religion, mental or physical disability, pregnancy and maternity/paternity, marriage or civil units and corporate offices. For example, the partnership, sexual orientation or preference, political affiliation or national origin. Dynamic Work Schemes Global Guideline is designed to be an agile, attitudinal approach to meeting Data Protection and Privacy » CEMEX is fully committed to international compliance with data protection laws for protecting personal data of customers, suppliers, business partners, Policy and employees. employees’ wide-ranging needs while having a posi- » Collection, processing, and sharing of personal data should always be based on lawful purposes. tive impact on productivity, engagement, and reten- » Data can be processed following consent of the data subject. Before giving consent, the data subject must be informed how his/her data is being used tion. As well as the Digital Citizenship Guideline, and for what purpose. especially important during the pandemic, since it » Only people who have a need to know and are authorized to use the personal data can access it. Data subjects are entitled to a reasonable expectation of promotes the effective and efficient use of working privacy in the processing of their personal data. and collaboration hours and recognizes employees’ right to disconnect by promoting behaviors that Anti-Bribery/Anti-Corruption » This global policy applies to all of CEMEX directors, officers, and employees, regardless of where they reside or conduct business, CEMEX subsidiaries, Policy affiliates, and third-party relationships over which CEMEX has control, including joint ventures, as well as all agents, consultants, business partners, and allow being off-the-grid outside working hours. other third-party representatives when they act on CEMEX’s behalf. » Seek compliance with anti-bribery/anti-corruption laws. Code of Conduct » Encourage Board members, CEMEX personnel and third parties to act with integrity and adhere to the highest ethical standards and practices. Code of Conduct When Doing » Encourage suppliers to adhere to the highest ethical standards and practices. Business With Us – Supplier » Comply with all anti-bribery laws. Sustainability » Seek equality and fairness in supplier relations.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 94 Human Rights Policy Implementation Existing CEMEX Global Policy Human Rights Components The implementation of our Human Rights Policy is Health and Safety Policy » Provide a safe and healthy workplace for our employees and contractors. » Comply with company policies, Health and Safety Management System, procedures, and all applicable local laws. focused on establishing the right controls through- » Develop a positive health and safety culture whereby individuals look after the health and safety of each other and share our belief that the achievement out our existing governance processes and tools. of ZERO injuries is possible. Human Rights continue to be included in both our Code of Ethics and Business Conduct and our Suppli- Human Rights Policy » We seek to align our strategy and operations with universal principles on human rights. It is a global standard of expected conduct applicable to all our ers Code of Conduct. operations. » We support and respect the protection of internationally proclaimed human rights principles, as expressed in the International Bill of Human Rights and Policies that govern our day-to-day operations enable the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work. us to implement and safeguard our Human Rights commitments, including our Health and Safety Policy, Stakeholder Engagement » We strive to build mutually beneficial relationships with our stakeholders and communities. Policy » CEMEX is committed to engage its stakeholders in an ongoing and transparent way. Stakeholder Engagement Policy, Environmental Policy, » We seek to create value for society through our core business activities. Water Policy, and Biodiversity Policy, among others. Environmental Policy » Actively pursue a policy of pollution prevention, applying best available techniques to minimize the impact of our operations. We expect our employees, suppliers, contractors, and » Comply with company policies and procedures and all applicable local laws and regulations. other business partners to consistently apply all of » Make strategic efforts to maximize our energy and resource efficiency, lower our carbon intensity, and reduce emissions by managing our energy use, our policies and procedures wherever we operate. water consumption, and waste generation. » Responsibly manage the land within our operations to protect ecosystems and biodiversity and to maximize our contribution to nature conservation. Consistent with our commitment to build a truly diverse CEMEX team, and in conjunction with existing Water Policy » CEMEX is fully committed to carrying out our business activities in a sustainable manner, minimizing pressure on water resources and covering three essential aspects of resource availability, resource quality, and ecosystem integrity. and future programs and initiatives, our global Work- place Diversity and Inclusion Policy supports our con- Biodiversity Policy » Align our biodiversity initiatives with our business model so that the identification, assessment, and management of biodiversity values is considered in tinuous, constantly evolving journey to create a more our decision-making process and management systems throughout the life cycle of our sites. inclusive, diverse workplace. Workplace Diversity and » Our people represent a wide range of different countries and cultures, as well as a broad range of backgrounds and experiences, making CEMEX a This policy is accompanied by a number of global Inclusion Policy stronger and more inclusive environment. guidelines that acknowledge and encourage diversity » CEMEX aims to be a great place to work for all of our employees. and inclusion in all of CEMEX’s operating business » Decisions are made without regard to gender, race, color, age, religion, mental or physical disability, pregnancy and maternity/paternity, marriage or civil units and corporate offices. For example, the partnership, sexual orientation or preference, political affiliation or national origin. Dynamic Work Schemes Global Guideline is designed to be an agile, attitudinal approach to meeting Data Protection and Privacy » CEMEX is fully committed to international compliance with data protection laws for protecting personal data of customers, suppliers, business partners, Policy and employees. employees’ wide-ranging needs while having a posi- » Collection, processing, and sharing of personal data should always be based on lawful purposes. tive impact on productivity, engagement, and reten- » Data can be processed following consent of the data subject. Before giving consent, the data subject must be informed how his/her data is being used tion. As well as the Digital Citizenship Guideline, and for what purpose. especially important during the pandemic, since it » Only people who have a need to know and are authorized to use the personal data can access it. Data subjects are entitled to a reasonable expectation of promotes the effective and efficient use of working privacy in the processing of their personal data. and collaboration hours and recognizes employees’ right to disconnect by promoting behaviors that Anti-Bribery/Anti-Corruption » This global policy applies to all of CEMEX directors, officers, and employees, regardless of where they reside or conduct business, CEMEX subsidiaries, Policy affiliates, and third-party relationships over which CEMEX has control, including joint ventures, as well as all agents, consultants, business partners, and allow being off-the-grid outside working hours. other third-party representatives when they act on CEMEX’s behalf. » Seek compliance with anti-bribery/anti-corruption laws. Code of Conduct » Encourage Board members, CEMEX personnel and third parties to act with integrity and adhere to the highest ethical standards and practices. Code of Conduct When Doing » Encourage suppliers to adhere to the highest ethical standards and practices. Business With Us – Supplier » Comply with all anti-bribery laws. Sustainability » Seek equality and fairness in supplier relations.

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CEMEX

Human Rights Due Diligence

CEMEX Human Rights due diligence process is embedded in our existing approach to risk management with a special focus on potential human rights risks to people. It is integrated into our company's regularly running formal processes, including:

- **Enterprise Risk Management (ERM):** This dedicated corporate function permanently executes a process of risk detection and analysis at global, regional, and local levels by enabling the deployment of corresponding monitoring, mitigation, and reporting measures in a timely manner. As part of this process, a Global Risk Agenda is biannually presented to the Risk Management Committee, comprised of CEMEX Executive Committee. Additionally, key material risks are evaluated and tracked by the Board-level Corporate Practices and Finance Committee. Other risk management processes within CEMEX, including internal controls and audits, complement the ERM function.

- **Global Compliance Program (GCP):** Legal compliance audits focused mostly on antitrust, anti-bribery, and insider trading issues are conducted throughout the year in all of the geographies where we operate, especially in the most sensitive countries relative to transparency and risks.

- **Suppliers Assessment:** We partner with specialized independent firms to perform sustainability assessments of our suppliers across the globe. As part of their scope, these assessments include respect and promotion of human rights in their workforce and supply chain.

- **Contractors Assessment:** This program is designed to certify that those contractors with which we engage are equally committed to respect human rights aligned with the health and safety of their employees, clients, and the communities in which they operate. To support CEMEX in this important program, we rely on leading global technology and applications development firms.

- **Grievance Mechanism:** In addition to the above processes, our global grievance mechanisms enable us to maintain permanent communication with our key stakeholder groups, especially those that might be vulnerable under certain circumstances. Moreover, these open communication channels enable us to obtain valuable feedback to evaluate the effectiveness of implemented mitigation actions based on identified risks to people. Our main grievance mechanisms include:

  a. **ETHOSline:** We look to live our values and to properly manage our Code of Ethics. Therefore, we encourage our employees, stakeholders, and the general public to submit suggestions, inquiries, and possible violations through our ETHOSline communication channel available 24/7. This reporting mechanism helps us to identify human rights related risks not only in our operations, but also in the communities where we work.

  b. **Global and Local Ethics Committees:** Composed of representatives from different functions in each of the countries in which we operate, these dedicated taskforces encourage awareness and enforcement of our Code of Ethics. All of them receive, investigate, and collaborate to resolve reported ethics breaches, including those related to human rights.

  c. **Stakeholder Dialogues:** Aimed at getting to know and understand our stakeholders' needs and concerns, these dialogues enable us to identify potential impacts on people and properly address these risks.

  d. **Local Corporate Social Responsibility Committees:** Composed of our plant's director and local environmental officials, trade union representatives, local mayors of nearby towns, neighborhood representatives, and other local institutions, these groups aim to build positive, sustainable relationships with our neighboring communities.

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Moving Forward to Close the Gap

During 2020, we made significant progress in identifying and implementing preventive measures to avoid any negative human rights impacts in our operations. Through our operations' identification of their top five human rights impacts, we are developing a culture of awareness and accountability with the implementation of the UN Guiding Principles on Business and Human Rights.

CEMEX Human Rights Compliance Assessment enabled us to discuss and define action plans by country in order to proactively anticipate any potential human rights impacts. Nonetheless, we continue to work very closely with our operations to build their capabilities and maintain a robust mitigation and remediation model that enables us to prioritize and address human rights issues, while working to maximize our positive impacts.

Salient Human Rights	Potentially Impacted Stakeholders	Main Functions Leading Mitigation Actions	Related Activities
Health and Safety	Employees, Suppliers And Contractors, Customers, Local Communities	» Health & Safety » Operations » Procurement » Human Resources » Sustainability	» Employee and contractors' awareness for alignment with safe and healthy behavior. During 2020, we dedicated about 90,000 hours to health and safety training. » Open-door policy for our employees, contractors, and community members to share related complaints or suggestions. » We enhanced our existing protocols by adopting 52 new special protocols to address the risks posed by COVID-19 to reduce any probability of virus transmission.
Environmental Footprint	Employees, Suppliers And Contractors, Customers, Local Communities	» Sustainability » Operations » Social Impact » Procurement » Legal	» Continuous assessment of our environmental impacts and risks to manage them proactively. » Our global environmental policies seek to avoid, prevent, mitigate, and remediate impacts related to our activities. » A Monthly Environmental and Social Incidents Report details all events in the period. It results in a direct message from our CEO requesting our operations to address and remediate identified situations.
Community Impacts	Employees, Suppliers And Contractors, Local Communities	» Public Affairs » Legal » Operations » Social Impact » Sustainability	» Multi-stakeholder committees across all geographies foster empathy with our neighboring communities and enable us to incorporate insights into our human rights promotion and respect strategy. » Implementation of our Social and Environmental Model strengthens our responsible business strategy by deeply understanding and addressing our stakeholders' conditions, needs, and concerns. » Our inclusive business models tackle the many side effects of poverty, providing families with the space and privacy all humans need to live in harmony and children with healthy living and learning conditions.
Diversity and Discrimination	Employees, Suppliers And Contractors, Customers	» Human Resources » Social Impact » Legal » Sustainability	» Implementation of CEMEX Diversity and Inclusion Policy and its global guidelines. » Creation of Diversity Committees in our different business units help to shape and implement CEMEX inclusion strategy. » New personnel are trained on our non-discrimination policies. Furthermore, our employees receive training on how to identify and report discrimination issues. » In 2020, 86% of our business units implement initiatives to promote diversity and inclusion, 69% to foster gender equality, and 48% to create opportunities for those with disabilities. A total of 194 collaborators with some type of disability were integrated into our workforce by year end.
Work-life Balance	Employees, Suppliers And Contractors	» Human Resources » Legal » Sustainability	» Respect employees' use of time by promoting the effective and efficient use of working and collaboration hours during the pandemic, through our Digital Citizenship Global Guidelines. » All of our business units have formal channels for employees to communicate needs and concerns regarding work-life balance, in order to define actions for implementation based on this feedback. » In 2020, over 500 initiatives to improve work-life balance were implemented across our business units. Examples include programs that support child and elderly care, allow sabbaticals, parental leave, and other benefits such as flexible work schedules and working from home.

Employees | Suppliers And Contractors | Customers | Local Communities

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 97 Results in Detail We share an integral approach to the results of our financial and non-financial key performance indicators for the year. Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 97 Results in Detail We share an integral approach to the results of our financial and non-financial key performance indicators for the year.

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CEMEX 2020 INTEGRATED REPORT 98

Selected Consolidated Financial Information

*CEMEX, S.A.B. de C.V. and Subsidiaries
In millions of US dollars, except ADSs and per-ADS amounts*

	2016[1]	2017[1]	2018[1]	2019[1]	2020
Operating results [1]					
Net sales	13,355	12,926	13,531	13,130	12,970
Cost of sales [2]	(8,568)	(8,365)	(8,849)	(8,825)	(8,791)
Gross profit	4,787	4,561	4,682	4,305	4,179
Operating expenses	(2,882)	(2,826)	(2,979)	(2,972)	(2,836)
Operating earnings before other expenses, net	1,905	1,735	1,703	1,333	1,343
Other expenses, net	(91)	(205)	(296)	(347)	(1,779)
Financial expense	(1,156)	(1,086)	(722)	(711)	(777)
Financial income (expense) and other items, net [3]	225	184	(2)	(71)	(110)
Earnings before income taxes	920	661	717	253	(1,274)
Discontinued operations, net of tax [1]	38	222	77	88	(120)
Non-controlling interest net income [4]	64	75	42	36	21
Controlling interest net income	726	792	528	143	(1,467)
Millions of average ADSs outstanding [5,6]	1,431	1,517	1,543	1,527	1,498
Controlling interest basic earnings per ADS [5,7]	0.53	0.53	0.37	0.10	(0.98)
Controlling interest basic earnings per ADS from continuing operations [5,7]	0.49	0.41	0.32	0.04	(0.90)
Controlling interest basic earnings per ADS from discontinued operations [5,7]	0.04	0.12	0.05	0.06	(0.08)
Dividends per ADS [5,6,7,8]	n.a	n.a	0.10	n.a	n.a
Statement of Financial Position Information					
Cash and cash equivalents	561	699	309	788	950
Assets from operations held for sale	1,015	70	107	839	187
Property, plant, and equipment, net and assets for the right-of-use, net [10]	11,107	12,782	12,454	11,850	11,413
Total assets	28,944	29,884	29,181	29,363	27,425
Liabilities from operations held for sale	39	-	16	37	6
Short-term debt & other financial obligations [11]	622	2,040	900	1,443	1,058
Long-term debt & other financial obligations [11]	12,596	10,586	10,858	10,347	10,127
Total liabilities	19,450	19,286	18,128	18,539	18,473
Non-controlling interest and perpetual debentures [4]	1,397	1,571	1,572	1,503	877
Total controlling interest	8,097	9,027	9,481	9,321	8,075
Total stockholders' equity	9,494	10,598	11,053	10,824	8,952
Book value per ADS [5,6]	5.66	6.02	6.15	6.11	5.39
Other Financial Data [1]					
Operating margin	14.3%	13.4%	12.6%	10.2%	10.4%
Operating EBITDA margin [9]	20.7%	20.9%	19.8%	18.1%	19.0%
Operating EBITDA [9]	2,761	2,698	2,685	2,378	2,460
Free cash flow after maintenance capital expenditures [9]	1,685	1,290	793	695	959

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 99 1. Considering the disposal of entire reportable 4. From 2016 through 2020, the line-item Non-con- holders received one new CPO for each 25 CPOs operating segments as well as the sale of signifi- trolling interest and perpetual debentures includes held, and ADS holders received one new ADS for Notes to cant businesses, CEMEX’s statements of opera- $438 million, $448 million, $444 million, $443 each 25 ADSs held. There was no cash distribution tions present in the single line item of million and $449 million, respectively; of aggregate and no entitlement to fractional shares. In our Selected “Discontinued operations,” the results of: a) the notional amounts of perpetual debentures issued annual shareholders’ meetings held on 2018 assets sold in the United Kingdom for the years by consolidated entities. For accounting purposes, through 2020 there was no capitalization of 2017, 2018, 2019 and for the period from January 1 these perpetual debentures are included within Consolidated retained earnings. (See note 21.1 to the 2020 to August 3, 2020; b) Kosmos’ assets sold in the stockholders’ equity (See note 21.4 to the 2020 Annual Report’s Financial Statements). United States for the years 2017, 2018, 2019 and for Annual Report’s Financial Statements). Financial the period from January 1 to March 3, 2020; c) the 9. Please refer to page 194 for the definition of terms. white cement business held for sale in Spain for 5. CEMEX, S.A.B. de C.V.’s CPOs are listed on the Information the years 2017, 2018, 2019 and 2020; d) the French Mexican Stock Exchange. CEMEX, S.A.B. de C.V.’s 10. In 2020 excludes the white cement assets held for assets sold for the years 2017 and 2018 and for the ADSs, each of which currently represents ten sale in Spain and certain assets in France. In 2019 period from January 1 to June 28, 2019; e) the CPOs, are listed on the New York Stock Exchange excludes assets held for sale in the United King- German assets sold for the years 2017, 2018 and for (“NYSE”). In the Consolidated Financial State- dom, Kosmos’ assets in the United States and the the period from January 1 to May 31, 2019; f) the ments, earnings per share are presented on a white cement assets in Spain. In 2018 excludes the Baltic and Nordic businesses sold for the years per-share basis (See note 23 to the 2020 Annual assets held for sale in the central region of France 2017, 2018 and for the period from January 1 to Report’s Financial Statements). and the white cement assets in Spain. In 2017 March 29, 2019; g) the operating segment in Brazil excludes the assets held for sale of Andorra plant sold for the years 2016, 2017 and for the period 6. In 2020, the number of ADSs outstanding, stated in Spain and the white cement assets in Spain. In from January 1 to September 27, 2018; h) CEMEX’s in millions of ADSs, represents: (i) the total average 2016 excludes the assets held for sale of Fairborn Pacific Northwest Materials Business operations amount of ADS equivalent units outstanding of cement plant and the Concrete Pipe Division in in the United States sold for the year 2016 and for each year and (ii) excludes the total number of the United States, the ready-mix pumping equip- the six months ended June 30, 2017; i) CEMEX’s ADS equivalents issued by CEMEX and owned by ment in Mexico and the assets of Andorra plant in Concrete Pipe Business operations sold in the its subsidiaries. From 2016 through 2019 the Spain. (See note 13.1 to the 2020 Annual Report’s United States for the year 2016 and for the one- number of ADSs outstanding also include the Financial Statements). month ended January 31, 2017; and j) CEMEX´s total number of ADS equivalents issued in under- operations in Bangladesh and Thailand sold for lying derivative transactions. 11. From 2017 through 2020, other financial obliga- the period from January 1 to May 26, 2016. See tions include: a) lease contracts as per IFRS 16; b) note 5.2 in our consolidated financial statements 7. For purposes of the selected financial information liabilities secured with accounts receivable; c) the included elsewhere in this annual report. for the periods ended December 31, 2016 through liability components associated with CEMEX’s 2020, the controlling interest basic earnings per financial instruments convertible into CEMEX’s 2. Cost of sales includes depreciation, amortization ADS amounts were determined by considering CPOs. In 2016, other financial obligations included and depletion of assets involved in the produc- the average number of ADS equivalent units capital leases according to former IAS 17. (See tion, expenses related to storage in producing outstanding during each year. These numbers of notes 3.6, 15.2 and 17.2 to the 2020 Annual Report’s plants, freight expenses of raw material in plants ADSs outstanding were not restated retrospec- Financial Statements). and delivery expenses of CEMEX’s ready-mix tively neither to give effect to stock dividends concrete business. occurring during the period nor to present the (i) Beginning in 2019, CEMEX changed its presenta- controlling earnings -per-ADS of continuing and tion currency from the Mexican peso to the U.S. 3. Financial income (expense) and other items, net, discontinuing operations. dollar and adopted IFRS 16, both with retrospec- includes financial income, results from financial tive effects for 2017 and 2018. (See note 3.1 to the instruments, foreign exchange results, the effects 8. Dividends declared at each year’s annual stock- 2020 Annual Report’s Financial Statements). The of amortized cost on assets and liabilities and holders’ meeting for each period are reflected as amounts for 2016 were translated into U.S. dollars others, in 2017 the results in sale of associates in dividends for the preceding year. We did not using the exchange rates at the reporting date for connection with GCC shares and in 2017 and 2018 declare dividends for fiscal years 2016, 2017 and the balance sheet and the exchange rates at the the remeasurement of previously held non-con- 2019, a cash dividend of $150 million was declared end of each month for the income statement and trolling interest before change in control in for fiscal year 2018. At our annual 2016 sharehold- do not include IFRS 16 effects. connection with TCL. ers’ meeting held on 2017, CEMEX’s stockholders approved a capitalization of retained earnings. New CPOs issued pursuant to the capitalization were allocated to shareholders on a pro rata basis. As a result, shares equivalent to approximately 562 million CPOs were issued and paid in 2017. CPO Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 99 1. Considering the disposal of entire reportable 4. From 2016 through 2020, the line-item Non-con- holders received one new CPO for each 25 CPOs operating segments as well as the sale of signifi- trolling interest and perpetual debentures includes held, and ADS holders received one new ADS for Notes to cant businesses, CEMEX’s statements of opera- $438 million, $448 million, $444 million, $443 each 25 ADSs held. There was no cash distribution tions present in the single line item of million and $449 million, respectively; of aggregate and no entitlement to fractional shares. In our Selected “Discontinued operations,” the results of: a) the notional amounts of perpetual debentures issued annual shareholders’ meetings held on 2018 assets sold in the United Kingdom for the years by consolidated entities. For accounting purposes, through 2020 there was no capitalization of 2017, 2018, 2019 and for the period from January 1 these perpetual debentures are included within Consolidated retained earnings. (See note 21.1 to the 2020 to August 3, 2020; b) Kosmos’ assets sold in the stockholders’ equity (See note 21.4 to the 2020 Annual Report’s Financial Statements). United States for the years 2017, 2018, 2019 and for Annual Report’s Financial Statements). Financial the period from January 1 to March 3, 2020; c) the 9. Please refer to page 194 for the definition of terms. white cement business held for sale in Spain for 5. CEMEX, S.A.B. de C.V.’s CPOs are listed on the Information the years 2017, 2018, 2019 and 2020; d) the French Mexican Stock Exchange. CEMEX, S.A.B. de C.V.’s 10. In 2020 excludes the white cement assets held for assets sold for the years 2017 and 2018 and for the ADSs, each of which currently represents ten sale in Spain and certain assets in France. In 2019 period from January 1 to June 28, 2019; e) the CPOs, are listed on the New York Stock Exchange excludes assets held for sale in the United King- German assets sold for the years 2017, 2018 and for (“NYSE”). In the Consolidated Financial State- dom, Kosmos’ assets in the United States and the the period from January 1 to May 31, 2019; f) the ments, earnings per share are presented on a white cement assets in Spain. In 2018 excludes the Baltic and Nordic businesses sold for the years per-share basis (See note 23 to the 2020 Annual assets held for sale in the central region of France 2017, 2018 and for the period from January 1 to Report’s Financial Statements). and the white cement assets in Spain. In 2017 March 29, 2019; g) the operating segment in Brazil excludes the assets held for sale of Andorra plant sold for the years 2016, 2017 and for the period 6. In 2020, the number of ADSs outstanding, stated in Spain and the white cement assets in Spain. In from January 1 to September 27, 2018; h) CEMEX’s in millions of ADSs, represents: (i) the total average 2016 excludes the assets held for sale of Fairborn Pacific Northwest Materials Business operations amount of ADS equivalent units outstanding of cement plant and the Concrete Pipe Division in in the United States sold for the year 2016 and for each year and (ii) excludes the total number of the United States, the ready-mix pumping equip- the six months ended June 30, 2017; i) CEMEX’s ADS equivalents issued by CEMEX and owned by ment in Mexico and the assets of Andorra plant in Concrete Pipe Business operations sold in the its subsidiaries. From 2016 through 2019 the Spain. (See note 13.1 to the 2020 Annual Report’s United States for the year 2016 and for the one- number of ADSs outstanding also include the Financial Statements). month ended January 31, 2017; and j) CEMEX´s total number of ADS equivalents issued in under- operations in Bangladesh and Thailand sold for lying derivative transactions. 11. From 2017 through 2020, other financial obliga- the period from January 1 to May 26, 2016. See tions include: a) lease contracts as per IFRS 16; b) note 5.2 in our consolidated financial statements 7. For purposes of the selected financial information liabilities secured with accounts receivable; c) the included elsewhere in this annual report. for the periods ended December 31, 2016 through liability components associated with CEMEX’s 2020, the controlling interest basic earnings per financial instruments convertible into CEMEX’s 2. Cost of sales includes depreciation, amortization ADS amounts were determined by considering CPOs. In 2016, other financial obligations included and depletion of assets involved in the produc- the average number of ADS equivalent units capital leases according to former IAS 17. (See tion, expenses related to storage in producing outstanding during each year. These numbers of notes 3.6, 15.2 and 17.2 to the 2020 Annual Report’s plants, freight expenses of raw material in plants ADSs outstanding were not restated retrospec- Financial Statements). and delivery expenses of CEMEX’s ready-mix tively neither to give effect to stock dividends concrete business. occurring during the period nor to present the (i) Beginning in 2019, CEMEX changed its presenta- controlling earnings -per-ADS of continuing and tion currency from the Mexican peso to the U.S. 3. Financial income (expense) and other items, net, discontinuing operations. dollar and adopted IFRS 16, both with retrospec- includes financial income, results from financial tive effects for 2017 and 2018. (See note 3.1 to the instruments, foreign exchange results, the effects 8. Dividends declared at each year’s annual stock- 2020 Annual Report’s Financial Statements). The of amortized cost on assets and liabilities and holders’ meeting for each period are reflected as amounts for 2016 were translated into U.S. dollars others, in 2017 the results in sale of associates in dividends for the preceding year. We did not using the exchange rates at the reporting date for connection with GCC shares and in 2017 and 2018 declare dividends for fiscal years 2016, 2017 and the balance sheet and the exchange rates at the the remeasurement of previously held non-con- 2019, a cash dividend of $150 million was declared end of each month for the income statement and trolling interest before change in control in for fiscal year 2018. At our annual 2016 sharehold- do not include IFRS 16 effects. connection with TCL. ers’ meeting held on 2017, CEMEX’s stockholders approved a capitalization of retained earnings. New CPOs issued pursuant to the capitalization were allocated to shareholders on a pro rata basis. As a result, shares equivalent to approximately 562 million CPOs were issued and paid in 2017. CPO

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Consolidated Statements of Operations

CEMEX, S.A.B. de C.V. and Subsidiaries (Millions of U.S. dollars, except for earnings per share)

	Notes		2020	2019	2018
			Years ended December 31,		
Revenues	4	$	12,970	13,130	13,531
Cost of sales	3.16		(8,791)	(8,825)	(8,849)
Gross profit			4,179	4,305	4,682
Operating expenses	3.16, 6		(2,836)	(2,972)	(2,979)
Operating earnings before other expenses, net	3.1		1,343	1,333	1,703
Other expenses, net	7		(1,779)	(347)	(296)
Operating earnings (loss)			(436)	986	1,407
Financial expense	8.1, 17		(777)	(711)	(722)
Financial income and other items, net	8.2		(110)	(71)	(2)
Share of profit of equity accounted investees	14.1		49	49	34
Earnings (loss) before income tax			(1,274)	253	717
Income tax	20		(52)	(162)	(224)
Net income (loss) from continuing operations			(1,326)	91	493
Discontinued operations	5.2		(120)	88	77
CONSOLIDATED NET INCOME (LOSS)			(1,446)	179	570
Non-controlling interest net income			21	36	42
CONTROLLING INTEREST NET INCOME (LOSS)		$	(1,467)	143	528
Basic earnings (loss) per share	23	$	(0.0332)	0.0031	0.0114
Basic earnings (loss) per share from continuing operations	23	$	(0.0305)	0.0012	0.0098
Diluted earnings (loss) per share	23	$	(0.0332)	0.0031	0.0114
Diluted earnings (loss) per share from continuing operations	23	$	(0.0305)	0.0012	0.0098

The accompanying notes are part of these consolidated financial statements.

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Consolidated Statements of Comprehensive Income (Loss)

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of U.S. dollars)

	Notes		Years ended December 31, 2020	2019	2018
CONSOLIDATED NET INCOME (LOSS)		$	(1,446)	179	570
Items that will not be reclassified subsequently to the statement of operations					
Net actuarial gains (losses) from remeasurements of defined benefit pension plans	19		(199)	(210)	176
Effects from strategic equity investments	14.2		–	(8)	(3)
Income tax recognized directly in other comprehensive income	20		41	29	(31)
			(158)	(189)	142
Items that are or may be reclassified subsequently to the statement of operations					
Derivative financial instruments designated as cash flow hedges	17.4		(5)	(137)	(119)
Currency translation results of foreign subsidiaries	21.2		(204)	60	(91)
Income tax recognized directly in other comprehensive income	20		19	49	43
			(190)	(28)	(167)
Total items of other comprehensive income, net			(348)	(217)	(25)
TOTAL COMPREHENSIVE INCOME (LOSS)			(1,794)	(38)	545
Non-controlling interest comprehensive income (loss)			(181)	(69)	1
CONTROLLING INTEREST COMPREHENSIVE INCOME (LOSS)		$	(1,613)	31	544

The accompanying notes are part of these consolidated financial statements.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 102

Consolidated Statements of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of U.S. dollars)

	Notes		December 31, 2020	2019
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	9	$	950	788
Trade accounts receivable	10		1,533	1,521
Other accounts receivable	11		477	325
Inventories	12		971	989
Assets held for sale	13.1		187	839
Other current assets	13.2		117	117
Total current assets			4,235	4,579
NON-CURRENT ASSETS				
Equity accounted investees	14.1		510	481
Other investments and non-current accounts receivable	14.2		275	236
Property, machinery and equipment, net and assets for the right-of-use, net	15		11,413	11,850
Goodwill and intangible assets, net	16		10,252	11,590
Deferred income tax assets	20.2		740	627
Total non-current assets			23,190	24,784
TOTAL ASSETS		$	27,425	29,363
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Current debt	17.1	$	179	62
Other financial obligations	17.2		879	1,381
Trade payables			2,571	2,526
Income tax payable			445	219
Other current liabilities	18.1		1,272	1,184
Liabilities directly related to assets held for sale	13.1		6	37
Total current liabilities			5,352	5,409
NON-CURRENT LIABILITIES				
Non-current debt	17.1		9,160	9,303
Other financial obligations	17.2		967	1,044
Employee benefits	19		1,339	1,138
Deferred income tax liabilities	20.2		658	720
Other non-current liabilities	18.2		997	925
Total non-current liabilities			13,121	13,130
TOTAL LIABILITIES			18,473	18,539
STOCKHOLDERS' EQUITY				
Controlling interest:				
Common stock and additional paid-in capital	21.1		7,893	10,424
Other equity reserves	21.2		(2,453)	(2,724)
Retained earnings	21.3		2,635	1,621
Total controlling interest			8,075	9,321
Non-controlling interest and perpetual debentures	21.4		877	1,503
TOTAL STOCKHOLDERS' EQUITY			8,952	10,824
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	27,425	29,363

The accompanying notes are part of these consolidated financial statements.

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CEMEX 2020 INTEGRATED REPORT 103

Consolidated Statements of Cash Flows

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of U.S. dollars)

	Notes		2020	2019	2018
			Years ended December 31,		
OPERATING ACTIVITIES					
Consolidated net income (loss)		$	(1,446)	179	570
Discontinued operations			(120)	88	77
Net income (loss) from continuing operations			(1,326)	91	493
Non-cash items:					
Depreciation and amortization of assets	6		1,117	1,045	982
Impairment losses of longed-lived assets	7		1,520	64	62
Share of profit of equity accounted investees	14.1		(49)	(49)	(34)
Results on sale of subsidiaries, other disposal groups and others			(4)	(49)	(13)
Financial expense, financial income and other items, net			887	782	724
Income taxes	20		52	162	224
Changes in working capital, excluding income taxes			197	98	(55)
Cash flow provided by operating activities from continuing operations			2,394	2,144	2,383
Interest and coupons on perpetual debentures paid	21.4		(703)	(694)	(741)
Income taxes paid			(128)	(168)	(207)
Net cash flow provided by operating activities from continuing operations			1,563	1,282	1,435
Net cash flow provided by operating activities from discontinued operations			15	71	132
Net cash flows provided by operating activities			1,578	1,353	1,567
INVESTING ACTIVITIES					
Purchase of property, machinery and equipment, net	15		(538)	(651)	(601)
Disposal (acquisition) of subsidiaries and other disposal groups, net	5, 14.1		628	500	(26)
Intangible assets	16		(53)	(116)	(187)
Non-current assets and others, net			51	5	(1)
Net cash flows used in investing activities			88	(262)	(815)
FINANCING ACTIVITIES					
Proceeds from new debt instruments	17.1		4,210	3,331	2,325
Debt repayments	17.1		(4,572)	(3,284)	(2,745)
Other financial obligations, net	17.2		(794)	(233)	(578)
Shares repurchase program	21.1		(83)	(50)	(75)
Decrease in non-controlling interests	21.4		(105)	(31)	–
Derivative financial instruments			12	(56)	20
Securitization of trade receivables			(26)	(6)	32
Dividends paid			–	(150)	–
Non-current liabilities, net			(138)	(96)	(142)
Net cash flows used in financing activities			(1,496)	(575)	(1,163)
Increase (decrease) in cash and cash equivalents from continuing operations			155	445	(543)
Increase in cash and cash equivalents from discontinued operations			15	71	132
Foreign currency translation effect on cash			(8)	(37)	21
Cash and cash equivalents at beginning of period			788	309	699
CASH AND CASH EQUIVALENTS AT END OF PERIOD	9	$	950	788	309
Changes in working capital, excluding income taxes:					
Trade receivables		$	25	(8)	15
Other accounts receivable and other assets			(22)	33	(82)
Inventories			24	96	(148)
Trade payables			20	(41)	231
Other accounts payable and accrued expenses			150	18	(71)
Changes in working capital, excluding income taxes		$	197	98	(55)

The accompanying notes are part of these consolidated financial statements.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 104

Statements of Changes in Stockholders' Equity

CEMEX, S.A.B. de C.V. and Subsidiaries
(Millions of U.S. dollars)

	Note	Common stock	Additional paid-in capital	Other equity reserves	Retained earnings	Total controlling interest	Non-controlling interest	Total stockholders' equity
Balance as of January 1, 2018		$ 318	9,979	(2,385)	1,094	9,006	1,571	10,577
Net income for the period		–	–	–	528	528	42	570
Other comprehensive income (loss) for the period	21.2	–	–	16	–	16	(41)	25
Total other comprehensive income (loss) for the period		–	–	16	528	544	1	545
Own shares purchased under share repurchase program	21.1	–	–	(75)	–	(75)	–	(75)
Share-based compensation	22	–	34	1	–	35	–	35
Coupons paid on perpetual debentures		–	–	(29)	–	(29)	–	(29)
Balance as of December 31, 2018		318	10,013	(2,472)	1,622	9,481	1,572	11,053
Effects from adoption of IFRIC 23		–	–	–	6	6	–	6
Balance as of January 1, 2019		318	10,013	(2,472)	1,628	9,487	1,572	11,059
Net income for the period		–	–	–	143	143	36	179
Other comprehensive income (loss) for the period		–	–	(112)	–	(112)	(105)	(217)
Total other comprehensive income (loss) for the period	21.2	–	–	(112)	143	31	(69)	(38)
Dividends	21.1	–	–	–	(150)	(150)	–	(150)
Effects of mandatorily convertible securities		–	151	(151)	–	–	–	–
Own shares purchased under share repurchase program	21.1	–	(75)	25	–	(50)	–	(50)
Share-based compensation	22	–	17	15	–	32	–	32
Coupons paid on perpetual debentures		–	–	(29)	–	(29)	–	(29)
Balance as of December 31, 2019		318	10,106	(2,724)	1,621	9,321	1,503	10,824
Net loss for the period		–	–	–	(1,467)	(1,467)	21	(1,446)
Other comprehensive income (loss) for the period		–	–	(146)	–	(146)	(202)	(348)
Total of other comprehensive income (loss) for the period	21.2	–	–	(146)	(1,467)	(1,613)	(181)	(1,794)
Own shares purchased under share repurchase program	21.1	–	(50)	(33)	–	(83)	–	(83)
Restitution of retained earnings	21.3	–	(2,481)	–	2,481	–	–	–
Changes in non-controlling interest	21.4	–	–	445	–	445	(445)	–
Share-based compensation	22	–	–	29	–	29	–	29
Coupons paid on perpetual debentures		–	–	(24)	–	(24)	–	(24)
Balance as of December 31, **2020**		$ 318	7,575	(2,453)	2,635	8,075	877	8,952

The accompanying notes are part of these consolidated financial statements.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 105 1) DESCRIPTION OF BUSINESS Notes to the CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bur Bursátil sátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, Consolidated through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico. Financial The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s Statements shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs. The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 3, 2021 considering CEMEX, S.A.B. de C.V. and Subsidiaries the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary As of December 31, 2020, 2019 and 2018 Shareholders’ Meeting of the Parent Company on March 25, 2021. (Millions of U.S. dollars) 2) RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS COVID-19 Pandemic On March 11, 2020, the World Health Organization declared the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain of CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic. This situation has had the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally. From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX’s operations have been affected to different degrees. In this respect, for the year 2020, since the start of the COVID-19 Pandemic, CEMEX has identified incremental costs and expenses associated with implementing and maintaining the measures of $48 (note 7). CEMEX’s most important segments are, or have been, affected as follows: • In Mexico, in accordance with technical guidelines set by the government, CEMEX had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020. Moreover, on April 7, 2020, CEMEX announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the government during the COVID-19 Pandemic. In addition, beginning on May 14, 2020 the reopening of social, educational and economic activities were allowed, therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continued to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations. • In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 Pandemic are active. During November and December of 2020, certain States in the United States continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 105 1) DESCRIPTION OF BUSINESS Notes to the CEMEX, S.A.B. de C.V., founded in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bur Bursátil sátil de Capital Variable) organized under the laws of the United Mexican States, or Mexico, and is a holding company (parent) of entities whose main activities are oriented to the construction industry, Consolidated through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. In addition, CEMEX, S.A.B. de C.V. performs substantially all business and operational activities in Mexico. Financial The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) under the symbol “CEMEXCPO”. Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V.’s Statements shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs. The terms “CEMEX, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The issuance of these consolidated financial statements was authorized by the Board of Directors of CEMEX, S.A.B. de C.V. on February 3, 2021 considering CEMEX, S.A.B. de C.V. and Subsidiaries the favorable recommendation of its Audit Committee. These financial statements will be submitted for authorization to the Annual General Ordinary As of December 31, 2020, 2019 and 2018 Shareholders’ Meeting of the Parent Company on March 25, 2021. (Millions of U.S. dollars) 2) RELEVANT EVENT DURING THE PERIOD AND AS OF THE ISSUANCE DATE OF THE FINANCIAL STATEMENTS COVID-19 Pandemic On March 11, 2020, the World Health Organization declared the outbreak of the novel spread of the Coronavirus SARS-CoV-2 that produces the disease called COVID-19 as a pandemic (the “COVID-19 Pandemic”). At different points in time since the outbreak of the COVID-19 Pandemic, according to and in compliance with the containment measures enacted and implemented by local governments, certain of CEMEX’s cement, ready-mix concrete and aggregates operating facilities in different parts of the world have operated with reduced volumes and, in some cases, have temporarily halted operations considering the effects of the COVID-19 Pandemic. This situation has had the following implications for the Company’s business units: (i) temporary restrictions on, or suspended access to, or shutdown, or suspension or the halt of, its manufacturing facilities, personnel shortages, production slowdowns or stoppages and disruptions in the delivery systems; (ii) disruptions or delays in the supply chains, including shortages of materials, products and services on which the Company and its businesses depend; (iii) reduced availability of land and sea transport, including labor shortages, logistics constraints and increased border controls or closures; (iv) increased cost of materials, products and services on which the Company and its businesses depend; (v) reduced investor confidence and consumer spending in the countries where the Company operates; as well as (vi) a general slowdown in economic activity, including construction, and a decrease in demand for the Company’s products and services and industry demand generally. From the beginning of the COVID-19 Pandemic and attending official dispositions, CEMEX has implemented strict hygiene, sanitary and security measures guidelines in all its operations and modified its manufacturing, selling and distributions processes to implement physical distancing, aiming to protect the health and safety of its employees and their families, customers and communities. CEMEX’s operations have been affected to different degrees. In this respect, for the year 2020, since the start of the COVID-19 Pandemic, CEMEX has identified incremental costs and expenses associated with implementing and maintaining the measures of $48 (note 7). CEMEX’s most important segments are, or have been, affected as follows: • In Mexico, in accordance with technical guidelines set by the government, CEMEX had initially announced on April 6, 2020, that the Company would temporarily halt all production and certain related activities in Mexico until April 30, 2020. Moreover, on April 7, 2020, CEMEX announced that the Company was permitted to resume production and related activities in Mexico to support the development of sectors designated as essential by the government during the COVID-19 Pandemic. In addition, beginning on May 14, 2020 the reopening of social, educational and economic activities were allowed, therefore, companies dedicated to construction and mining industry activities were able to resume full operations as long they complied with the applicable health and safety protocols and guidelines established by the government, as these were considered, and continued to be considered, essential activities during the current COVID-19 Pandemic health emergency in Mexico. No additional official decrees have been issued requiring the construction industry in Mexico to halt all or part of its operations. • In the United States, except for a few ready-mix concrete plants in the San Francisco area that were temporarily shut down, all sites that were operational before the COVID-19 Pandemic are active. During November and December of 2020, certain States in the United States continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 106 • In CEMEX’s Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects have been experienced in Spain, the Philippines and the United Arab Emirates, where operations either operated on a limited basis or were temporarily halted. However, CEMEX’s operations in the EMEAA region in general have not been halted. Other countries have experienced negative effects on the market side, with drops in demand resulting in some temporary site closures. During November and December of 2020, certain countries like France, Germany and the United Kingdom continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services. • In most of CEMEX’s South America, Central America and Caribbean region, considering governmental requirements, the Company’s operations were temporarily affected. In Colombia, CEMEX temporarily halted production and related activities beginning on March 25, 2020, partially resuming from April 13 to April 27, 2020 to attend certain allowed needs. Beginning on April 27, 2020 the supply of material and supplies for infrastructure works, public works and general construction was permitted. In Panama, the closing of the Company’s operations was initially effective from March 25, 2020 through May 24, 2020, partially resuming for certain approved activities and finally, on September 4, 2020, the supply for construction works in general was allowed. In Trinidad and Tobago and Barbados operations were temporarily halted from the last week of March until May 14, 2020. The implications negatively affected CEMEX’s financial situation and results of operations, mostly during the second quarter. During the year ended December 31, 2020, consolidated revenues decreased by 1.2% against the previous year, caused by several factors such as the decrease in sales volumes from reduced operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This decrease in revenues was partially offset by a reduction in cost of sales and operating costs and expenses, which decreased 0.4% and 4.6%, respectively, during the same period, because of reduced operations but also considering the strict control of expenditures. During 2020, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) increased by 0.3% compared to the previous year (note 3.1). In addition, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets as well as the future operating plans for certain assets, in the year ended December 31, 2020, CEMEX recognized non-cash impairment losses of certain fixed assets, related operating permits and goodwill for an aggregate amount of $1,520 (notes 7, 15.1 and 16.2). A recent World Economic Outlook report published by the International Monetary Fund, states that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, the Company considers nonetheless that the construction activity across most of the markets in which it operates will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates, and also to a degree, how much of the world’s population is willing to receive the vaccines. The Company considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 10); (ii) impairment of long-lived assets including goodwill (notes 16.2); (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these consolidated financial statements as of December 31, 2020 are disclosed in the explanatory notes. CEMEX dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $3,478, of which, as of December 31, 2020 an aggregate of $2,785 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of December 31, 2020, CEMEX has $1,121 available on its committed revolving line of credit (note 17.1).Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 106 • In CEMEX’s Europe, Middle East, Africa and Asia (“EMEAA”) region, the main effects have been experienced in Spain, the Philippines and the United Arab Emirates, where operations either operated on a limited basis or were temporarily halted. However, CEMEX’s operations in the EMEAA region in general have not been halted. Other countries have experienced negative effects on the market side, with drops in demand resulting in some temporary site closures. During November and December of 2020, certain countries like France, Germany and the United Kingdom continued to implement certain degrees of lockdowns, which may have an impact on our operations and demand for our products and services. • In most of CEMEX’s South America, Central America and Caribbean region, considering governmental requirements, the Company’s operations were temporarily affected. In Colombia, CEMEX temporarily halted production and related activities beginning on March 25, 2020, partially resuming from April 13 to April 27, 2020 to attend certain allowed needs. Beginning on April 27, 2020 the supply of material and supplies for infrastructure works, public works and general construction was permitted. In Panama, the closing of the Company’s operations was initially effective from March 25, 2020 through May 24, 2020, partially resuming for certain approved activities and finally, on September 4, 2020, the supply for construction works in general was allowed. In Trinidad and Tobago and Barbados operations were temporarily halted from the last week of March until May 14, 2020. The implications negatively affected CEMEX’s financial situation and results of operations, mostly during the second quarter. During the year ended December 31, 2020, consolidated revenues decreased by 1.2% against the previous year, caused by several factors such as the decrease in sales volumes from reduced operations, as well as by the devaluation of several currencies during the period against the U.S. dollar and the intensification of competitive dynamics in some countries, among others. This decrease in revenues was partially offset by a reduction in cost of sales and operating costs and expenses, which decreased 0.4% and 4.6%, respectively, during the same period, because of reduced operations but also considering the strict control of expenditures. During 2020, the Company’s Operating EBITDA (operating earnings before other expenses, net, plus depreciation and amortization expenses) increased by 0.3% compared to the previous year (note 3.1). In addition, considering the negative effects of the COVID-19 Pandemic and its impact on the valuation of the Company’s assets as well as the future operating plans for certain assets, in the year ended December 31, 2020, CEMEX recognized non-cash impairment losses of certain fixed assets, related operating permits and goodwill for an aggregate amount of $1,520 (notes 7, 15.1 and 16.2). A recent World Economic Outlook report published by the International Monetary Fund, states that the COVID-19 Pandemic and its effects on supply chains, global trade, mobility of persons, business continuity, lower demand for goods and services and oil prices, have significantly increased the risk of a deep global recession and projects the global economy to contract sharply. Even though some governments and central banks have implemented monetary and fiscal policies to curb the potential adverse effects on economies and financial markets, these measures may vary by country and may not be enough to deter material adverse economic and financial effects. Even if the most severe restrictive measures have been lifted, the Company considers nonetheless that the construction activity across most of the markets in which it operates will continue to be adversely affected during some time, before returning to pre-COVID-19 Pandemic levels. The degree to which the COVID-19 Pandemic continues to affect the Company’s liquidity, financial condition and results of operations will depend on future developments, some of which are highly uncertain and cannot be predicted, including, but not limited to, the duration and continued spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and to how fast and to which extent the economic and operational conditions can return, within a new normality with limited activities, until medicines, vaccines and other treatments against the virus are authorized, produced, distributed and accessible to the general public in the countries in which the Company operates, and also to a degree, how much of the world’s population is willing to receive the vaccines. The Company considers that, if the duration of the COVID-19 Pandemic is extended and/or its negative impacts return or are extended, as applicable, there could be significant negative effects or significant negative effects could be repeated in the future, mainly in connection with: (i) increases in estimated credit losses on trade accounts receivable (note 10); (ii) impairment of long-lived assets including goodwill (notes 16.2); (iii) foreign exchange losses related to CEMEX’s obligations denominated in foreign currency; (iv) new disruptions in the supply chains; and (v) liquidity risks to meet the Company’s short-term operational and financial obligations. The most relevant aspects regarding the potential negative effects mentioned above as of the date of approval of these consolidated financial statements as of December 31, 2020 are disclosed in the explanatory notes. CEMEX dealt with liquidity risks during the deepest phase of suspension of activities within the COVID-19 Pandemic, maintaining sufficient cash, to the extent possible, by means of obtaining financing in the bonds market and with commercial banks. From March through September 2020, CEMEX issued notes, negotiated new loans and borrowed from its committed lines of credit a total of $3,478, of which, as of December 31, 2020 an aggregate of $2,785 had been repaid. In addition, CEMEX, S.A.B. de C.V. suspended its share repurchase program and did not pay dividends during 2020. The Company projects it will continue to generate sufficient cash flows from operations, which would enable the Company to meet its current obligations. Moreover, as of December 31, 2020, CEMEX has $1,121 available on its committed revolving line of credit (note 17.1).

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 107 In other measures, beginning on April 8, 2020 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended; b) operating expenses were incurred strictly according to the Company’s markets evolution and demand; c) the Company produced, to the extent permitted by quarantine measures, only the volume of products that markets demanded; and d) all corporate and global network activities not related to managing the COVID-19 crisis and basic operations were suspended. Moreover, to support the Company’s liquidity, CEMEX took the following temporary measures; starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020); certain senior executives accepted to voluntarily forgo 15% of their monthly salaries during May, June and July 2020; and CEMEX asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, with the deferred amount scheduled to be paid in full during December 2020. For hourly employees, where applicable, CEMEX worked to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures derived from the COVID-19 Pandemic and economic crisis. During November 2020, all amounts forgone and/ or deferred were fully reimbursed to all employees, executives and members of the Board of Directors of the Parent Company. 3) SIGNIFICANT ACCOUNTING POLICIES 3.1) BASIS OF PRESENTATION AND DISCLOSURE The consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Presentation currency and definition of terms The consolidated financial statements and the accompanying notes are presented in dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated. Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates. Discontinued operations (note 5.2) Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” the results of: a) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and for the years 2019 and 2018; b) the assets sold in the United States for the period from January 1 to March 3, 2020 and for the years 2019 and 2018; c) the white cement business held for sale in Spain for the years 2020, 2019 and 2018; d) the French assets sold for the period from January 1 to June 28, 2019 and for the year 2018; e) the German assets sold for the period from January 1 to May 31, 2019 and for the year 2018; f) the Baltic and Nordic businesses sold for the period from January 1 to March 29, 2019 and for the year 2018; and g) the operating segment in Brazil sold for the period from January 1 to September 27, 2018. Statements of operations CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. Considering that it is an indicator of CEMEX’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 5.3 and 17, CEMEX presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX’s management for decision-making purposes.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 107 In other measures, beginning on April 8, 2020 and for the rest of 2020: a) all capital expenditures not associated with the management of the COVID-19 Pandemic were suspended; b) operating expenses were incurred strictly according to the Company’s markets evolution and demand; c) the Company produced, to the extent permitted by quarantine measures, only the volume of products that markets demanded; and d) all corporate and global network activities not related to managing the COVID-19 crisis and basic operations were suspended. Moreover, to support the Company’s liquidity, CEMEX took the following temporary measures; starting May 1st, 2020 and for a 90-day period and subject to all applicable laws and regulations, CEMEX, S.A.B. de C.V.’s Chairman of the Board of Directors, Chief Executive Officer and the members of our Executive Committee agreed to forgo 25% of their salaries; the members of the Board of Directors of CEMEX, S.A.B. de C.V. agreed to forgo 25% of their remuneration (including with respect to the meetings that took place in April 2020); certain senior executives accepted to voluntarily forgo 15% of their monthly salaries during May, June and July 2020; and CEMEX asked other salaried employees to voluntarily defer 10% of their monthly salary during the same three-month period, with the deferred amount scheduled to be paid in full during December 2020. For hourly employees, where applicable, CEMEX worked to mitigate the effects on jobs derived from any operational shutdowns due to demand contraction or government measures derived from the COVID-19 Pandemic and economic crisis. During November 2020, all amounts forgone and/ or deferred were fully reimbursed to all employees, executives and members of the Board of Directors of the Parent Company. 3) SIGNIFICANT ACCOUNTING POLICIES 3.1) BASIS OF PRESENTATION AND DISCLOSURE The consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Presentation currency and definition of terms The consolidated financial statements and the accompanying notes are presented in dollars of the United States of America (“United States”), except when specific reference is made to a different currency. When reference is made to U.S. dollars or “$” it means dollars of the United States. All amounts in the financial statements and the accompanying notes are stated in millions, except when references are made to earnings per share and/or prices per share. When reference is made to “Ps” or “pesos”, it means Mexican pesos. When reference is made to “€” or “euros,” it means the currency in circulation in a significant number of European Union (“EU”) countries. When reference is made to “£” or “pounds”, it means British pounds sterling. When it is deemed relevant, certain amounts in foreign currency presented in the notes to the financial statements include between parentheses a convenience translation into dollars and/or into pesos, as applicable. Previously reported convenience translations of prior years are not restated unless the transaction is still outstanding, in which case those are restated using the closing exchange rates as of the reporting date. These translations should not be construed as representations that the amounts in dollars or pesos, as applicable, represent those dollar or peso amounts or could be converted into dollar or peso at the rate indicated. Amounts disclosed in the notes in connection with outstanding tax and/or legal proceedings (notes 20.4 and 25), which are originated in jurisdictions where currencies are different from the dollar, are presented in dollar equivalents as of the closing of the most recent year presented. Consequently, without any change in the original currency, such dollar amounts will fluctuate over time due to changes in exchange rates. Discontinued operations (note 5.2) Considering the disposal of entire reportable operating segments as well as the sale of significant businesses, CEMEX’s Statements of Operations present in the single line item of “Discontinued operations,” the results of: a) the assets sold in the United Kingdom for the period from January 1 to August 3, 2020 and for the years 2019 and 2018; b) the assets sold in the United States for the period from January 1 to March 3, 2020 and for the years 2019 and 2018; c) the white cement business held for sale in Spain for the years 2020, 2019 and 2018; d) the French assets sold for the period from January 1 to June 28, 2019 and for the year 2018; e) the German assets sold for the period from January 1 to May 31, 2019 and for the year 2018; f) the Baltic and Nordic businesses sold for the period from January 1 to March 29, 2019 and for the year 2018; and g) the operating segment in Brazil sold for the period from January 1 to September 27, 2018. Statements of operations CEMEX includes the line item titled “Operating earnings before other expenses, net” considering that it is a relevant operating measure for CEMEX’s management. The line item “Other expenses, net” consists primarily of revenues and expenses not directly related to CEMEX’s main activities, including impairment losses of long-lived assets, results on disposal of assets and restructuring costs, among others (note 7). Under IFRS, the inclusion of certain subtotals such as “Operating earnings before other expenses, net” and the display of the statement of operations vary significantly by industry and company according to specific needs. Considering that it is an indicator of CEMEX’s ability to internally fund capital expenditures and to measure its ability to service or incur debt under its financing agreements, for purposes of notes 5.3 and 17, CEMEX presents “Operating EBITDA” (operating earnings before other expenses, net, plus depreciation and amortization). This is not an indicator of CEMEX’s financial performance, an alternative to cash flows, a measure of liquidity or comparable to other similarly titled measures of other companies. In addition, this indicator is used by CEMEX’s management for decision-making purposes.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 108

Statements of cash flows

The statements of cash flows exclude the following transactions that did not represent sources or uses of cash:

Financing activities:

- In 2020, 2019 and 2018, the increases in other financing obligations in connection with lease contracts negotiated during the year for $213, $274 and $296, respectively (note 17.2); and
- In 2020, 2019 and 2018, in connection with the CPOs issued as part of the executive share-based compensation programs (note 22), the total increases in equity for $29 in 2020, $17 in 2019 and $34 in 2018.

Investing activities:

- In 2020, 2019 and 2018, in connection with the leases negotiated during the year, the increases in assets for the right-of-use related to lease contracts for $213, $274 and $296, respectively (note 15.2).

Newly issued IFRS adopted in the reported periods

There were new standards, interpretations and standard amendments adopted as of January 1, 2020 and 2019 prospectively, that did not result in any material impact on CEMEX´s results or financial position, and which are explained as follows:

Standard	Main topic
IFRIC 23, *Uncertainty over income tax treatments* (note 20.4)	Based on IFRIC 23, the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations. The adoption effect of IFRIC 23 credited to retained earnings as of January 1, 2019 was $6.
Amendments to IFRS 16, *Leases, COVID-19-related rent concessions*	Beginning on or after June 1, 2020, the amendment provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.
Amendments to IFRS 3, *Business combinations*	The amendments definition of a business requires that an acquisition include an input and a substantive process that together contribute significantly to the ability to create outputs. The definition of the term "outlets" is modified to focus on goods and services provided to customers, generating investment income and other income, and excludes returns in the form of lower costs and other economic benefits. The modifications are likely to result in more acquisitions being accounted for as asset acquisitions.
Amendments to IAS 1, *Presentation of Financial Statements and* IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*	The amendments use a coherent definition of materiality throughout the International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 on non-material information.
Amendments to IFRS 9, IAS 39 and IFRS 7 - *The Reform of the Reference Interest Rates*	The amendments refer to the replacement of the Interbank Reference Rates (IBOR) and provide temporary relief to continue applying hedge accounting during the period of uncertainty before its replacement by an alternate quasi risk-free rate.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 109 3.2) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation. Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture. 3.3) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts. 3.4) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal. The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary. Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 109 3.2) PRINCIPLES OF CONSOLIDATION The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and those of the entities in which the Parent Company exercises control, including structured entities (special purpose entities), by means of which the Parent Company, directly or indirectly, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to affect those returns through its power over the investee’s relevant activities. Balances and operations between related parties are eliminated in consolidation. Investments are accounted for by the equity method when CEMEX has significant influence which is generally presumed with a minimum equity interest of 20%. The equity method reflects in the financial statements, the investee’s original cost and CEMEX’s share of the investee’s equity and earnings after acquisition. The financial statements of joint ventures, which relate to those arrangements in which CEMEX and other third-party investors have joint control and have rights to the net assets of the arrangements, are recognized under the equity method. During the reported periods, CEMEX did not have joint operations, referring to those cases in which the parties that have joint control of the arrangement have rights over specific assets and obligations for specific liabilities relating to the arrangements. The equity method is discontinued when the carrying amount of the investment, including any long-term interest in the investee or joint venture, is reduced to zero, unless CEMEX has incurred or guaranteed additional obligations of the investee or joint venture. 3.3) USE OF ESTIMATES AND CRITICAL ASSUMPTIONS The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates. The items subject to significant estimates and assumptions by management include impairment tests of long-lived assets, recognition of deferred income tax assets, as well as the measurement of financial instruments at fair value, and the assets and liabilities related to employee benefits. Significant judgment is required by management to appropriately assess the amounts of these concepts. 3.4) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS Transactions denominated in foreign currencies are recorded in the functional currency at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the statement of financial position date, and the resulting foreign exchange fluctuations are recognized in earnings, except for exchange fluctuations arising from: 1) foreign currency indebtedness associated with the acquisition of foreign entities; and 2) fluctuations associated with related parties’ balances denominated in foreign currency, whose settlement is neither planned nor likely to occur in the foreseeable future and as a result, such balances are of a permanent investment nature. These fluctuations are recorded against “Other equity reserves”, as part of the foreign currency translation adjustment (note 21.2) until the disposal of the foreign net investment, at which time, the accumulated amount is recognized through the statement of operations as part of the gain or loss on disposal. The financial statements of foreign subsidiaries, as determined using their respective functional currency, are translated to U.S. dollars at the closing exchange rate for statement of financial position accounts and at the closing exchange rates of each month within the period for statements of operations accounts. The functional currency is that in which each consolidated entity primarily generates and expends cash. The corresponding translation effect is included within “Other equity reserves” and is presented in the statement of other comprehensive income for the period as part of the foreign currency translation adjustment (note 21.2) until the disposal of the net investment in the foreign subsidiary. Considering its integrated activities, for purposes of functional currency, the Parent Company is considered to have two divisions, one related with its financial and holding company activities, in which the functional currency is the dollar for all assets, liabilities and transactions associated with these activities, and another division related with the Parent Company’s operating activities in Mexico, in which the functional currency is the peso for all assets, liabilities and transactions associated with these activities.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 110

The most significant closing exchange rates for statement of financial position accounts and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for income statement accounts for the main functional currencies to the U.S. dollar as of December 31, 2020, 2019 and 2018, were as follows:

	2020		2019		2018	
Currency	Closing	Average	Closing	Average	Closing	Average
Mexican peso	19.8900	21.5766	18.9200	19.3500	19.6500	19.2583
Euro	0.8183	0.8736	0.8917	0.8941	0.8727	0.8483
British Pound Sterling	0.7313	0.7758	0.7550	0.7831	0.7843	0.7521
Colombian Peso	3,433	3,730	3,277	3,300	3,250	2,972
Philippine Peso	48.0230	49.4944	50.6350	51.5650	52.5800	52.6925

3.5) CASH AND CASH EQUIVALENTS (note 9)

The balance in this caption is comprised of available amounts of cash and cash equivalents, mainly represented by highly liquid short-term investments, which are readily convertible into known amounts of cash, and which are not subject to significant risks of changes in their values, including overnight investments, which yield fixed returns and have maturities of less than three months from the investment date. These fixed-income investments are recorded at cost plus accrued interest. Accrued interest is included in the income statement as part of "Financial income and other items, net."

To the extent that any restriction will be lifted in less than three months from the statement of financial position reporting date, the amount of cash and cash equivalents in the statement of financial position includes restricted cash and investments, when applicable, comprised of deposits in margin accounts that guarantee certain of CEMEX's obligations, except when contracts contain provisions for net settlement, in which case, these restricted amounts of cash and cash equivalents are offset against the liabilities that CEMEX has with its counterparties. When the restriction period is greater than three months, any restricted balance of cash and investments is not considered cash equivalents and is included within short-term or long-term "Other accounts receivable," as appropriate.

3.6) FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

Financial assets are classified as "Held to collect" and measured at amortized cost when they meet both of the following conditions and are not designated as at fair value through profit or loss: a) are held within a business model whose objective is to hold assets to collect contractual cash flows; and b) its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Amortized cost represents the net present value ("NPV") of the consideration receivable or payable as of the transaction date. This classification of financial assets comprises the following captions:

- Cash and cash equivalents (notes 3.5 and 9).
- Trade receivables, other current accounts receivable and other current assets (notes 10 and 11). Due to their short-term nature, CEMEX initially recognizes these assets at the original invoiced or transaction amount less expected credit losses, as explained below.
- Trade receivables sold under securitization programs, in which certain residual interest in the trade receivables sold in case of recovery failure and continued involvement in such assets is maintained, do not qualify for derecognition and are maintained in the statement of financial position (notes 10 and 17.2).
- Investments and non-current accounts receivable (note 14.2). Subsequent changes in effects from amortized cost are recognized in the income statement as part of "Financial income and other items, net".

Certain strategic investments are measured at fair value through other comprehensive income within "Other equity reserves" (note 14.2). CEMEX does not maintain financial assets "Held to collect and sell" whose business model has the objective of collecting contractual cash flows and then selling those financial assets.

The financial assets that are not classified as "Held to collect" or that do not have strategic characteristics fall into the residual category of held at fair value through the income statement as part of "Financial income and other items, net" (note 14.2).

Debt instruments and other financial obligations are classified as "Loans" and measured at amortized cost (notes 17.1 and 17.2). Interest accrued on financial instruments is recognized within "Other accounts payable and accrued expenses" against financial expense. During the reported periods, CEMEX did not have financial liabilities voluntarily recognized at fair value or associated with fair value hedge strategies with derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at their estimated fair values, and the changes in such fair values are recognized in the income statement within "Financial income and other items, net" for the period in which they occur, except in the case of hedging instruments as described below (note 17.4).

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 111 Impairment of financial assets Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due. Costs incurred in the issuance of debt or borrowings Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred. Leases (notes 3.8, 15 and 17.2) At the inception of a lease contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX uses the definition of a lease in IFRS 16, Leases (“IFRS 16”) to assess whether a contract conveys the right to control the use of an identified asset. Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased. CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement. At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low- value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets. The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero. Financial instruments with components of both liabilities and equity (note 17.2) Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves,” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 3.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 111 Impairment of financial assets Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, CEMEX segments its accounts receivable in a matrix by country, type of client or homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience over the last 24 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due. Costs incurred in the issuance of debt or borrowings Direct costs incurred in debt issuances or borrowings, as well as debt refinancing or non-substantial modifications to debt agreements that did not represent an extinguishment of debt by considering that the holders and the relevant economic terms of the new instrument are not substantially different to the replaced instrument, adjust the carrying amount of the related debt and are amortized as interest expense as part of the effective interest rate of each instrument over its maturity. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the income statement as incurred. Leases (notes 3.8, 15 and 17.2) At the inception of a lease contract, CEMEX assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. CEMEX uses the definition of a lease in IFRS 16, Leases (“IFRS 16”) to assess whether a contract conveys the right to control the use of an identified asset. Based on IFRS 16, leases are recognized as financial liabilities against assets for the right-of-use, measured at their commencement date as the net present value (“NPV”) of the future contractual fixed payments, using the interest rate implicit in the lease or, if that rate cannot be readily determined, CEMEX´s incremental borrowing rate. CEMEX determines its incremental borrowing rate by obtaining interest rates from its external financing sources and makes certain adjustments to reflect the term of the lease, the type of the asset leased and the economic environment in which the asset is leased. CEMEX does not separate the non-lease component from the lease component included in the same contract. Lease payments included in the measurement of the lease liability comprise contractual rental fixed payments, less incentives, fixed payments of non-lease components and the value of a purchase option, to the extent that option is highly probable to be exercised or is considered a bargain purchase option. Interest incurred under the financial obligations related to lease contracts is recognized as part of the “Interest expense” line item in the income statement. At commencement date or on modification of a contract that contains a lease component, CEMEX allocates the consideration in the contract to each lease component based on their relative stand-alone prices. CEMEX applies the recognition exception for lease terms of 12 months or less and contracts of low- value assets and recognizes the lease payment of these leases as rental expense in the income statement over the lease term. CEMEX defined the lease contracts related to office and computer equipment as low-value assets. The lease liability is measured at amortized cost using the effective interest method as payments are incurred and is remeasured when: a) there is a change in future lease payments arising from a change in an index or rate, b) if there is a change in the amount expected to be payable under a residual guarantee, c) if the Company changes its assessment of whether it will exercise a purchase, extension or termination option, or d) if there is a revised in-substance fixed lease payment. When the lease liability is remeasured, an adjustment is made to the carrying amount of the asset for the right-of-use or is recognized within “Financial income and other items, net” if such asset has been reduced to zero. Financial instruments with components of both liabilities and equity (note 17.2) Financial instruments that contain components of both liability and equity, such as notes convertible into a fixed number of the issuer’s shares and denominated its same functional currency, are accounted for by each component being recognized separately in the statement of financial position according to the specific characteristics of each transaction. In the case of instruments mandatorily convertible into shares of the issuer, the liability component represents the NPV of interest payments on the principal amount using a market interest rate, without assuming early conversion, and is recognized within “Other financial obligations,” whereas the equity component represents the difference between the principal amount and the liability component, and is recognized within “Other equity reserves,” net of commissions. In the case of instruments that are optionally convertible into a fixed number of shares, the equity component represents the difference between the total proceeds received for issuing the financial instruments and the fair value of the financial liability component (note 3.14). When the transaction is denominated in a currency different than the functional currency of the issuer, the conversion option is accounted for as a derivative financial instrument at fair value in the income statement.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 112 Hedging instruments (note 17.4) A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary. In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 3.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. Embedded derivative financial instruments CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments. Put options granted for the purchase of non-controlling interests Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2020 and 2019, CEMEX did not have written put options. Fair value measurements (note 17.3) Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: • Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available. • Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable. • Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value. 3.7) INVENTORIES (note 12) Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 112 Hedging instruments (note 17.4) A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 17.5). The accounting categories of hedging instruments are: a) cash flow hedge; b) fair value hedge of an asset or forecasted transaction; and c) hedge of a net investment in a subsidiary. In cash flow hedges, the effective portion of changes in fair value of derivative instruments are recognized in stockholders’ equity within other equity reserves and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 3.4), whose reversal to earnings would take place upon disposal of the foreign investment. During the reported periods, CEMEX did not have derivatives designated as fair value hedges. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal. Embedded derivative financial instruments CEMEX reviews its contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities, applying the same valuation rules used for other derivative instruments. Put options granted for the purchase of non-controlling interests Under IFRS 9, represent agreements by means of which a non-controlling interest has the right to sell, at a future date using a predefined price formula or at fair market value, its shares in a consolidated subsidiary. When the obligation should be settled in cash or through the delivery of another financial asset, an entity should recognize a liability for the NPV of the redemption amount as of the reporting date against the controlling interest within stockholders’ equity. A liability is not recognized under these agreements when the redemption amount is determined at fair market value at the exercise date and the entity has the election to settle using its own shares. As of December 31, 2020 and 2019, CEMEX did not have written put options. Fair value measurements (note 17.3) Under IFRS, fair value represents an “Exit Value” which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there are no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: • Level 1.- represent quoted prices (unadjusted) in active markets for identical assets or liabilities that CEMEX can access at the measurement date. A quoted price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available. • Level 2.- are inputs other than quoted prices in active markets that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded. Level 2 inputs included equity prices, certain interest rates and yield curves, implied volatility and credit spreads, among others, as well as inputs extrapolated from other observable inputs. In the absence of Level 1 inputs, CEMEX determined fair values by iteration of the applicable Level 2 inputs, the number of securities and/or the other relevant terms of the contract, as applicable. • Level 3.- inputs are unobservable inputs for the asset or liability. CEMEX used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples of Operative EBITDA, including risk assumptions consistent with what market participants would use to arrive at fair value. 3.7) INVENTORIES (note 12) Inventories are valued using the lower of cost or net realizable value. The cost of inventories is based on weighted average cost formula and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. CEMEX analyzes its inventory balances to determine if, because of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value. In such cases, these adjustments are recognized against the results of the period. Advances to suppliers of inventory are presented as part of other current assets.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 113 3.8) PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15) Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2020, the average useful lives by category of fixed assets, which are reviewed at each reporting date and adjusted if appropriate, were as follows: Years Administrative buildings 31 Industrial buildings 26 Machinery and equipment in plant 15 Ready-mix trucks and motor vehicles 9 Office equipment and other assets 6 Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period. All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units- of-production method. Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable. 3.9) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1 and 16) Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.10). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred. CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when probable future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis as part of operating costs and expenses (note 6). Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 113 3.8) PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15) Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and accumulated impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (note 6) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. As of December 31, 2020, the average useful lives by category of fixed assets, which are reviewed at each reporting date and adjusted if appropriate, were as follows: Years Administrative buildings 31 Industrial buildings 26 Machinery and equipment in plant 15 Ready-mix trucks and motor vehicles 9 Office equipment and other assets 6 Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlaying asset, less any lease incentives received. The asset for the right-of-use is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlaying asset to CEMEX by the end of the lease term or if the cost of the asset for the right-of-use reflects that CEMEX will exercise a purchase option. In that case the asset for the right-of-use would be depreciated over the useful life of the underlying asset, on the same basis as those of property, plant and equipment. In addition, assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. CEMEX capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of significant fixed assets, considering CEMEX’s corporate average interest rate and the average balance of investments in process for the period. All waste removal costs or stripping costs incurred in the operative phase of a surface mine to access the mineral reserves are recognized as part of the carrying amount of the related quarries. The capitalized amounts are further amortized over the expected useful life of exposed ore body based on the units- of-production method. Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. The capitalized costs are depreciated over the remaining useful lives of such fixed assets. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other long-term accounts receivable. 3.9) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1 and 16) Business combinations are recognized using the acquisition method, by allocating the consideration transferred to assume control of the entity to all assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. Intangible assets acquired are identified and recognized at fair value. Any unallocated portion of the purchase price represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.10). Goodwill may be adjusted for any change to the preliminary assessment given to the assets acquired and/or liabilities assumed within the twelve-month period after purchase. Costs associated with the acquisition are expensed in the income statement as incurred. CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when probable future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are recognized at their acquisition or development cost, as applicable. Indefinite life intangible assets are not amortized since the period in which the benefits associated with such intangibles will terminate cannot be accurately established. Definite life intangible assets are amortized on a straight-line basis as part of operating costs and expenses (note 6). Startup costs are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D activities”), performed by CEMEX to create products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs are recognized in the operating results as incurred. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which on average is approximately 5 years.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 114 Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment. CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2020, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years. 3.10) IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16) Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third- party expectations of industry growth, such as governmental agencies or industry chambers. When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods. Impairment of long-lived assets – Goodwill The reportable segments reported by CEMEX (note 5.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 114 Costs incurred in exploration activities such as payments for rights to explore, topographical and geological studies, as well as trenching, among other items incurred to assess the technical and commercial feasibility of extracting a mineral resource, which are not significant to CEMEX, are capitalized when probable future economic benefits associated with such activities are identified. When extraction begins, these costs are amortized during the useful life of the quarry based on the estimated tons of material to be extracted. When future economic benefits are not achieved, any capitalized costs are subject to impairment. CEMEX’s extraction rights have weighted-average useful lives of 83 years, depending on the sector and the expected life of the related reserves. As of December 31, 2020, except for extraction rights and/or as otherwise indicated, CEMEX’s intangible assets are amortized on a straight-line basis over their useful lives that range on average from 3 to 20 years. 3.10) IMPAIRMENT OF LONG-LIVED ASSETS (notes 15 and 16) Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments These assets are tested for impairment upon the occurrence of internal or external indicators of impairment, such as changes in CEMEX’s operating business model or in technology that affect the asset, or expectations of lower operating results, to determine whether their carrying amounts may not be recovered. An impairment loss is recorded in the income statement for the period within “Other expenses, net,” for the excess of the asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value less costs to sell the asset, as generally determined by an external appraiser, and the asset’s value in use, the latter represented by the NPV of estimated cash flows related to the use and eventual disposal of the asset. The main assumptions utilized to develop estimates of NPV are a discount rate that reflects the risk of the cash flows associated with the assets and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third- party expectations of industry growth, such as governmental agencies or industry chambers. When impairment indicators exist, for each intangible asset, CEMEX determines its projected revenue streams over the estimated useful life of the asset. To obtain discounted cash flows attributable to each intangible asset, such revenue is adjusted for operating expenses, changes in working capital and other expenditures, as applicable, and discounted to NPV using the risk adjusted discount rate of return. The most significant economic assumptions are: a) the useful life of the asset; b) the risk adjusted discount rate of return; c) royalty rates; and d) growth rates. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. The fair values of these assets are significantly sensitive to changes in such relevant assumptions. Certain key assumptions are more subjective than others. In respect of trademarks, CEMEX considers that the most subjective key assumption is the royalty rate. In respect of extraction rights and customer relationships, the most subjective assumptions are revenue growth rates and estimated useful lives. CEMEX validates its assumptions through benchmarking with industry practices and the corroboration of third-party valuation advisors. Significant judgment by management is required to appropriately assess the fair values and values in use of the related assets, as well as to determine the appropriate valuation method and select the significant economic assumptions. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a year, during the last quarter of such year. CEMEX determines the recoverable amount of the group of cash-generating units (“CGUs”) to which goodwill balances were allocated, which consists of the higher of such group of CGUs fair value less cost to sell and its value in use, the latter represented by the NPV of estimated future cash flows to be generated by such CGUs to which goodwill was allocated, which are generally determined over periods of 5 years. If the value in use of a group of CGUs to which goodwill has been allocated is lower than its corresponding carrying amount, CEMEX determines the fair value of such group of CGUs using methodologies generally accepted in the market to determine the value of entities, such as multiples of Operating EBITDA and by reference to other market transactions. An impairment loss is recognized within “Other expenses, net”, if the recoverable amount is lower than the net book value of the group of CGUs to which goodwill has been allocated. Impairment charges recognized on goodwill are not reversed in subsequent periods. Impairment of long-lived assets – Goodwill The reportable segments reported by CEMEX (note 5.3), represent CEMEX’s groups of CGUs to which goodwill has been allocated for purposes of testing goodwill for impairment, considering: a) that after the acquisition, goodwill was allocated at the level of the reportable segment; b) that the operating components that comprise the reported segment have similar economic characteristics; c) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; d) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; e) the vertical integration in the value chain of the products comprising each component; f) the type of clients, which are substantially similar in all components; g) the operative integration among components; and h) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. In addition, the country level represents the lowest level within CEMEX at which goodwill is monitored for internal management purposes.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 115 Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained. 3.11) PROVISIONS CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2020 and 2019, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1. Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation. Restructuring CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities. Asset retirement obligations (note 18) Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation. Costs related to remediation of the environment (notes 18 and 25) Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs. Contingencies and commitments (notes 24 and 25) Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 115 Impairment tests are significantly sensitive to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, the long-term growth expectations in the different markets, as well as the discount rates and the growth rates in perpetuity applied. For purposes of estimating future prices, CEMEX uses, to the extent available, historical data; plus the expected increase or decrease according to information issued by trusted external sources, such as national construction or cement producer chambers and/or in governmental economic expectations. Operating expenses are normally measured as a constant proportion of revenues, following experience. However, such operating expenses are also reviewed considering external information sources in respect of inputs that behave according to international prices, such as oil and gas. CEMEX uses specific pre-tax discount rates for each group of CGUs to which goodwill is allocated, which are applied to discount pre-tax cash flows. The amounts of estimated undiscounted cash flows are significantly sensitive to the growth rate in perpetuity applied. The higher the growth rate in perpetuity applied, the higher the amount of undiscounted future cash flows by group of CGUs obtained. Moreover, the amounts of discounted estimated future cash flows are significantly sensitive to the weighted average cost of capital (discount rate) applied. The higher the discount rate applied, the lower the amount of discounted estimated future cash flows by group of CGUs obtained. 3.11) PROVISIONS CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would require cash outflows, or the delivery of other resources owned by the Company. As of December 31, 2020 and 2019, some significant proceedings that gave rise to a portion of the carrying amount of CEMEX’s other current and non-current liabilities and provisions are detailed in note 25.1. Considering guidance under IFRS, CEMEX recognizes provisions for levies imposed by governments when the obligating event or the activity that triggers the payment of the levy has occurred, as defined in the legislation. Restructuring CEMEX recognizes provisions for restructuring when the restructuring detailed plans have been properly finalized and authorized by management and have been communicated to the third parties involved and/or affected by the restructuring prior to the statement of financial position’s date. These provisions may include costs not associated with CEMEX’s ongoing activities. Asset retirement obligations (note 18) Unavoidable obligations, legal or constructive, to restore operating sites upon retirement of long-lived assets at the end of their useful lives are measured at the NPV of estimated future cash flows to be incurred in the restoration process and are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to adjustments to NPV by the passage of time is charged to the line item “Financial income and other items, net.” Adjustments to the liability for changes in estimations are recognized against fixed assets, and depreciation is modified prospectively. These obligations are related mainly to future costs of demolition, cleaning and reforestation, so that quarries, maritime terminals and other production sites are left in acceptable condition at the end of their operation. Costs related to remediation of the environment (notes 18 and 25) Provisions associated with environmental damage represent the estimated future cost of remediation, which are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise, such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such reimbursement assets are not offset against the provision for remediation costs. Contingencies and commitments (notes 24 and 25) Obligations or losses related to contingencies are recognized as liabilities in the statement of financial position only when present obligations exist resulting from past events that are probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on an incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company recognizes contingent revenues, income or assets only when their realization is virtually certain.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 116 3.12) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19) Defined contribution pension plans The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations. Defined benefit pension plans and other post-employment benefits The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity. The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.” The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses. Termination benefits Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. 3.13) INCOME TAXES (note 20) The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 116 3.12) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 19) Defined contribution pension plans The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations. Defined benefit pension plans and other post-employment benefits The costs associated with employees’ benefits for defined benefit pension plans and other post-employment benefits, generally comprised of health care benefits, life insurance and seniority premiums, granted by CEMEX and/or pursuant to applicable law, are recognized as services are rendered by the employees based on actuarial estimations of the benefits’ present value considering the advice of external actuaries. For certain pension plans, CEMEX has created irrevocable trust funds to cover future benefit payments (“plan assets”). These plan assets are valued at their estimated fair value at the statement of financial position date. The actuarial assumptions and accounting policy consider: a) the use of nominal rates; b) a single rate is used for the determination of the expected return on plan assets and the discount of the benefits obligation to present value; c) a net interest is recognized on the net defined benefit liability (liability minus plan assets); and d) all actuarial gains and losses for the period, related to differences between the projected and real actuarial assumptions at the end of the period, as well as the difference between the expected and real return on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity. The service cost, corresponding to the increase in the obligation for additional benefits earned by employees during the period, is recognized within operating costs and expenses. The net interest cost, resulting from the increase in obligations for changes in NPV and the change during the period in the estimated fair value of plan assets, is recognized within “Financial income and other items, net.” The effects from modifications to the pension plans that affect the cost of past services are recognized within operating costs and expenses over the period in which such modifications become effective to the employees or without delay if changes are effective immediately. Likewise, the effects from curtailments and/or settlements of obligations occurring during the period, associated with events that significantly reduce the cost of future services and/or significantly reduce the population subject to pension benefits, respectively, are recognized within operating costs and expenses. Termination benefits Termination benefits, not associated with a restructuring event, which mainly represent severance payments by law, are recognized in the operating results for the period in which they are incurred. 3.13) INCOME TAXES (note 20) The effects reflected in the income statement for income taxes include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting uncertainty in income tax treatments, if any. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary by applying the enacted statutory income tax rate or substantively enacted by the end of the reporting period to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, considering tax assets such as loss carryforwards and other recoverable taxes, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The measurement of deferred income taxes at the reporting period reflects the tax consequences that follow the way in which CEMEX expects to recover or settle the carrying amount of its assets and liabilities. Deferred income taxes for the period represent the difference between balances of deferred income taxes at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted. Deferred tax assets are reviewed at each reporting date and are reduced when it is not deemed probable that the related tax benefit will be realized, considering the aggregate amount of self-determined tax loss carryforwards that CEMEX believes will not be rejected by the tax authorities based on available evidence and the likelihood of recovering them prior to their expiration through an analysis of estimated future taxable income. If it is probable that the tax authorities would reject a self-determined deferred tax asset, CEMEX would decrease such asset. When it is considered that a deferred tax asset will not be recovered before its expiration, CEMEX would not recognize such deferred tax asset. Both situations would result in additional income tax expense for the period in which such determination is made. To determine whether it is probable that deferred tax assets will ultimately be recovered, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences. Likewise, CEMEX analyzes its actual results versus the Company’s estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected, and necessary adjustments will be made based on relevant information in CEMEX’s income statement for such period.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 117

Based on IFRIC 23, *Uncertainty over income tax treatments* ("IFRIC 23"), the income tax effects from an uncertain tax position are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position and have full knowledge of all relevant information. For each position is considered individually its probability, regardless of its relation to any other broader tax settlement. The probability threshold represents a positive assertion by management that CEMEX is entitled to the economic benefits of a tax position. If a tax position is considered not probable of being sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the consolidated statements of operations.

The effective income tax rate is determined dividing the line item "Income tax" by the line item "Earnings before income tax." This effective tax rate is further reconciled to CEMEX's statutory tax rate applicable in Mexico (note 20.3). A significant effect in CEMEX's effective tax rate and consequently in the reconciliation of CEMEX's effective tax rate, relates to the difference between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates.

For the years ended December 31, 2020, 2019 and 2018, the statutory tax rates in CEMEX's main operations were as follows:

Country	2020	2019	2018
Mexico	30.0%	30.0%	30.0%
United States	21.0%	21.0%	21.0%
United Kingdom	19.0%	19.3%	19.3%
France	32.0%	34.4%	34.4%
Germany	28.2%	28.2%	28.2%
Spain	25.0%	25.0%	25.0%
Philippines	30.0%	30.0%	30.0%
Colombia	32.0%	33.0%	37.0%
Others	9.0% – 30.0%	7.8% – 35.0%	7.8% – 39.0%

CEMEX's current and deferred income tax amounts included in the income statement for the period are highly variable, and are subject, among other factors, to taxable income determined in each jurisdiction in which CEMEX operates. Such amounts of taxable income depend on factors such as sale volumes and prices, costs and expenses, exchange rate fluctuations and interest on debt, among others, as well as to the estimated tax assets at the end of the period due to the expected future generation of taxable gains in each jurisdiction.

3.14) STOCKHOLDERS' EQUITY

Common stock and additional paid-in capital (note 21.1)

These items represent the value of stockholders' contributions, and include increases related to the capitalization of retained earnings and the recognition of executive compensation programs in CEMEX, S.A.B. de C.V.'s CPOs as well as decreases associated with the restitution of retained earnings.

Other equity reserves (note 21.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders' equity, and includes the comprehensive income, which reflects certain changes in stockholders' equity that do not result from investments by owners and distributions to owners. The most significant items within "Other equity reserves" during the reported periods are as follows:

Items of "Other equity reserves" included within other comprehensive income:

- Currency translation effects from the translation of foreign subsidiaries, net of: a) exchange results from foreign currency debt directly related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties' balances that are of a non-current investment class (note 3.4);
- The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders' equity (note 3.6);
- Changes in fair value of other investments in strategic securities (note 3.6); and
- Current and deferred income taxes during the period arising from items whose effects are directly recognized in stockholders' equity.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 118 Items of “Other equity reserves” not included in comprehensive income: • Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries; • Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures; • The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 3.6 and 17.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and • The cancellation of the Parent Company’s shares held by consolidated entities. Retained earnings (note 21.3) Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS. Non-controlling interest and perpetual debentures (note 21.4) This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. 3.15) REVENUE RECOGNITION (note 4) Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract. Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third- party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker. When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity. Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate. 3.16) COST OF SALES AND OPERATING EXPENSES (note 6) Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 118 Items of “Other equity reserves” not included in comprehensive income: • Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in CEMEX’s consolidated subsidiaries; • Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures; • The equity component of securities which are mandatorily or optionally convertible into shares of the Parent Company (notes 3.6 and 17.2). Upon conversion, this amount will be reclassified to common stock and additional paid-in capital; and • The cancellation of the Parent Company’s shares held by consolidated entities. Retained earnings (note 21.3) Retained earnings represent the cumulative net results of prior years, net of: a) dividends declared; b) capitalization of retained earnings; c) restitution of retained earnings when applicable; and d) cumulative effects from adoption of new IFRS. Non-controlling interest and perpetual debentures (note 21.4) This caption includes the share of non-controlling stockholders in the results and equity of consolidated subsidiaries. This caption also includes the nominal amounts of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments considering that there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) a unilateral option to defer interest payments or preferred dividends for indeterminate periods. 3.15) REVENUE RECOGNITION (note 4) Revenue is recognized at a point in time or over time in the amount of the price, before tax on sales, expected to be received for goods and services supplied because of ordinary activities, as contractual performance obligations are fulfilled, and control of goods and services passes to the customer. Revenues are decreased by any trade discounts or volume rebates granted to customers. Transactions between related parties are eliminated in consolidation. Variable consideration is recognized when it is highly probable that a significant reversal in the amount of cumulative revenue recognized for the contract will not occur and is measured using the expected value or the most likely amount method, whichever is expected to better predict the amount based on the terms and conditions of the contract. Revenue and costs from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the goods to another third- party, are recognized on a gross basis, considering that CEMEX assumes ownership risks on the goods purchased, not acting as agent or broker. When revenue is earned over time as contractual performance obligations are satisfied, which is the case of construction contracts, CEMEX applies the stage of completion method to measure revenue, which represents: a) the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs; b) the surveys of work performed; or c) the physical proportion of the contract work completed; whichever better reflects the percentage of completion under the specific circumstances. Revenue related to such construction contracts is recognized in the period in which the work is performed by reference to the contract’s stage of completion at the end of the period, considering that the following have been defined: a) each party’s enforceable rights regarding the asset under construction; b) the consideration to be exchanged; c) the manner and terms of settlement; d) actual costs incurred and contract costs required to complete the asset are effectively controlled; and e) it is probable that the economic benefits associated with the contract will flow to the entity. Progress payments and advances received from customers do not reflect the work performed and are recognized as short-term or long-term advanced payments, as appropriate. 3.16) COST OF SALES AND OPERATING EXPENSES (note 6) Cost of sales represents the production cost of inventories at the moment of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in production plants and freight expenses of raw material in plants and delivery expenses of CEMEX’s ready-mix concrete business. Administrative expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, related to managerial activities and back office for the Company’s management. Sales expenses represent the expenses associated with personnel, services and equipment, including depreciation and amortization, involved specifically in sales activities. Distribution and logistics expenses refer to expenses of storage at points of sales, including depreciation and amortization, as well as freight expenses of finished products between plants and points of sale and freight expenses between points of sales and the customers’ facilities.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 119 3.17) EXECUTIVE SHARE-BASED COMPENSATION (note 22) Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. 3.18) EMISSIONS OF CARBON DIOXIDE (“CO2”) The cement industry releases CO2 as part of the production process. In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions have been established by means of which, the relevant environmental authorities grant annually certain number of emission rights (“certificates”) so far free of cost to the different industries releasing CO2. Industries in turn must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) granted Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. Until the compliance phase that finalized in 2020, CERs could be used in specified proportions to settle emission rights obligations in the EU. In the current phase from 2021 to 2030, CERs are no longer valid to settle emission rights obligations in the EU. Nonetheless, CEMEX actively participates in the development of projects aimed to reduce CO2 emissions, some of which have been awarded with CERs. In general, failure to meet the emissions caps is subject to significant monetary penalties. The cap is reduced over time so that the total volume of emissions will decrease. Further to the strategy to address climate change that CEMEX announced in February 2020, on December 3, 2020, CEMEX hosted a Climate Action panel to present the progress on climate action and the roadmap to achieve the Company’s 2030 and 2050 goals, which are mainly a 35% reduction in CO2 emissions and delivery of net-zero CO2 concrete for all products and geographies, respectively (unaudited). The 35% CO2 emissions reductions target by 2030 is aligned with the Science-Based Targets initiative (“SBTi”) methodology. SBTi drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets. To meet this target, this objective has been included in the variable compensation of senior management and CEMEX has detailed CO2 roadmaps developed for each cement plant which include a roll-out of proven CO2 reduction technologies and the investments required for their implementation. Furthermore, CEMEX works towards delivering net-zero CO2 concrete globally by 2050, which should contribute to the development of smart urban projects, sustainable buildings and climate-resilient infrastructure. These reduction targets were included in 2020 in a portion of CEMEX’s debt, and their grade of accomplishment, will represent increases or decreases to the interest rate (note 17.1). CEMEX does not maintain emission rights, CERs and/or enters in forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows: • Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates. • Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates. • CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs. • CERs received from the UNFCCC were recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs. During 2020, 2019 and 2018, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred. 3.19) CONCENTRATION OF CREDIT CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2020, 2019 and 2018, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 119 3.17) EXECUTIVE SHARE-BASED COMPENSATION (note 22) Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company and/or a subsidiary; or as liability instruments when CEMEX commits to make cash payments to the executives on the exercise date of the awards based on changes in the Parent Company and/or subsidiary’s own stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the income statement during the period in which the exercise rights of the employees become vested. In respect of liability instruments, these instruments are valued at their estimated fair value at each reporting date, recognizing the changes in fair value through the operating results. 3.18) EMISSIONS OF CARBON DIOXIDE (“CO2”) The cement industry releases CO2 as part of the production process. In certain countries where CEMEX operates, such as EU countries, mechanisms aimed at reducing carbon dioxide emissions have been established by means of which, the relevant environmental authorities grant annually certain number of emission rights (“certificates”) so far free of cost to the different industries releasing CO2. Industries in turn must submit to such environmental authorities at the end of a compliance period, certificates for a volume equivalent to the tons of CO2 released. Companies must obtain additional certificates to meet deficits between actual CO2 emissions during the compliance period and certificates received, or they can dispose of any surplus of certificates in the market. In addition, the United Nations Framework Convention on Climate Change (“UNFCCC”) granted Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. Until the compliance phase that finalized in 2020, CERs could be used in specified proportions to settle emission rights obligations in the EU. In the current phase from 2021 to 2030, CERs are no longer valid to settle emission rights obligations in the EU. Nonetheless, CEMEX actively participates in the development of projects aimed to reduce CO2 emissions, some of which have been awarded with CERs. In general, failure to meet the emissions caps is subject to significant monetary penalties. The cap is reduced over time so that the total volume of emissions will decrease. Further to the strategy to address climate change that CEMEX announced in February 2020, on December 3, 2020, CEMEX hosted a Climate Action panel to present the progress on climate action and the roadmap to achieve the Company’s 2030 and 2050 goals, which are mainly a 35% reduction in CO2 emissions and delivery of net-zero CO2 concrete for all products and geographies, respectively (unaudited). The 35% CO2 emissions reductions target by 2030 is aligned with the Science-Based Targets initiative (“SBTi”) methodology. SBTi drives ambitious climate action in the private sector by enabling companies to set science-based emissions reductions targets. To meet this target, this objective has been included in the variable compensation of senior management and CEMEX has detailed CO2 roadmaps developed for each cement plant which include a roll-out of proven CO2 reduction technologies and the investments required for their implementation. Furthermore, CEMEX works towards delivering net-zero CO2 concrete globally by 2050, which should contribute to the development of smart urban projects, sustainable buildings and climate-resilient infrastructure. These reduction targets were included in 2020 in a portion of CEMEX’s debt, and their grade of accomplishment, will represent increases or decreases to the interest rate (note 17.1). CEMEX does not maintain emission rights, CERs and/or enters in forward transactions with trading purposes. CEMEX accounts for the effects associated with CO2 emission reduction mechanisms as follows: • Certificates received for free are not recognized in the statement of financial position. Revenues from the sale of any surplus of certificates are recognized by decreasing cost of sales. In forward sale transactions, revenues are recognized upon physical delivery of the emission certificates. • Certificates and/or CERs acquired to hedge current CO2 emissions are recognized as intangible assets at cost and are further amortized to cost of sales during the compliance period. In the case of forward purchases, assets are recognized upon physical reception of the certificates. • CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of emission rights, net of any benefit obtained through swap transactions of emission rights for CERs. • CERs received from the UNFCCC were recognized as intangible assets at their development cost, which are attributable mainly to legal expenses incurred in the process of obtaining such CERs. During 2020, 2019 and 2018, there were no sales of emission rights to third parties. In addition, in certain countries, the environmental authorities impose levies per ton of CO2 or other greenhouse gases released. Such expenses are recognized as part of cost of sales as incurred. 3.19) CONCENTRATION OF CREDIT CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of and for the years ended December 31, 2020, 2019 and 2018, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

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3.20) NEWLY ISSUED IFRS NOT YET ADOPTED

There are several amendments or new IFRS issued but not yet effective which are under analysis and the Company's management expects to adopt in their specific effective dates considering preliminarily without any significant effect in the Company's financial position or operating results, and which are summarized as follows:

Standard	Main topic	Effective date
Amendments to IFRS 10, *Consolidated financial statements* and IAS 28	Clarify the recognition of gains or losses in the Parent's financial statements for the sale or contribution of assets between an investor and its associate or joint venture	Has yet to be set
Amendments to IAS 37, *Provisions, Contingent Liabilities and Contingent Assets* – Onerous Contracts—Cost of Fulfilling a Contract	Clarifies that the 'cost of fulfilling' a contract comprises the 'costs that relate directly to the contract'. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts.	January 1, 2022
Amendments to IAS 16, *Property, Plant and Equipment* – Proceeds before Intended Use	Clarifies the prohibition of deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management.	January 1, 2022
Annual improvements to IFRS (2018-2020 cycle): IFRS 9, *Financial Instruments* – Fees in the '10 per cent' Test for Derecognition of Financial Liabilities	The amendment clarifies which fees an entity includes when it applies the '10 per cent' test in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other's behalf.	January 1, 2022
Amendments to IAS 1, *Presentation of Financial Statements*	Clarifies the requirements to be applied in classifying liabilities as current and non-current.	January 1, 2023
IFRS 17, *Insurance contracts*	The new Standard establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts and supersedes IFRS 4, *Insurance contracts*. The Standard outlines a General Model, which is modified for insurance contracts with direct participation features, described as the Variable Fee Approach. The General Model is simplified if certain criteria are met by measuring the liability for remaining coverage using the Premium Allocation Approach.	January 1, 2023

4) REVENUE AND CONSTRUCTION CONTRACTS

CEMEX's revenues are mainly originated from the sale and distribution of cement, ready-mix concrete, aggregates and other construction materials and services. CEMEX grants credit for terms ranging from 15 to 90 days depending on the type and risk of each customer. For the years ended December 31, 2020, 2019 and 2018, revenue is as follows:

		2020	2019	2018
From the sale of goods associated to CEMEX's main activities [1]	$	12,485	12,605	13,018
From the sale of services [2]		145	147	159
From the sale of other goods and services [3]		340	378	354
	$	12,970	13,130	13,531

[1] Includes in each period revenue generated under construction contracts that are presented in the table below.

[2] Refers mainly to revenue generated by Neoris N.V. and its subsidiaries, involved in providing information technology solutions and services.

[3] Refers mainly to revenues generated by subsidiaries not individually significant operating in different lines of business.

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Information of revenues by reportable segment and line of business for the years 2020, 2019 and 2018 is presented in note 5.3

As of December 31, 2020 and 2019, amounts receivable for progress billings to and advances received from customers of construction contracts were not significant. For 2020, 2019 and 2018, revenues and costs related to construction contracts in progress were as follows:

		Accrued [1]	2020	2019	2018
Revenue from construction contracts included in consolidated revenues [2]	$	112	101	79	72
Costs incurred in construction contracts included in consolidated cost of sales [3]		(111)	(101)	(79)	(68)
Construction contracts gross operating profit	$	1	–	–	4

[1] Revenues and costs recognized from inception of the contracts until December 31, 2020 in connection with those projects still in progress.

[2] Revenues from construction contracts during 2020, 2019 and 2018, were mainly obtained in Mexico and Colombia.

[3] Refers to actual costs incurred during the periods.

Under IFRS 15, certain promotions and/or discounts and rebates offered as part of the sale transaction, result in a portion of the transaction price should be allocated to such commercial incentives as separate performance obligations, recognized as contract liabilities with customers, and deferred to the income statement during the period in which the incentive is exercised by the customer or until it expires. For the years ended December 31, 2020, 2019 and 2018 changes in the balance of contract liabilities with customers are as follows:

		2020	2019	2018
Opening balance of contract liabilities with customers	$	225	234	237
Increase during the period for new transactions		1,536	1,931	1,763
Decrease during the period for exercise or expiration of incentives		(1,561)	(1,946)	(1,762)
Currency translation effects		1	6	(4)
Closing balance of contract liabilities with customers	$	201	225	234

For the years 2020, 2019 and 2018, CEMEX did not identify any costs required to be capitalized as contract fulfilment assets and released over the contract life according to IFRS 15, *Revenues from contracts with customers*.

5) BUSINESS COMBINATIONS, DISCONTINUED OPERATIONS, SALE OF OTHER DISPOSAL GROUPS AND SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

5.1) BUSINESS COMBINATIONS

In January 2020 and April 2020 a subsidiary of CEMEX in Israel acquired a ready-mix business from Netivei Noy for an amount in shekels equivalent to $33. As of December 31, 2020, based on the preliminary valuation of the fair values of the assets acquired and liabilities assumed, the net assets of Netivei Noy amounted to $33 and goodwill was determined in the amount of $2.

In August 2018, a subsidiary of CEMEX in the United Kingdom acquired all the shares of the ready-mix producer Procon Readymix Ltd for an amount in pounds sterling equivalent to $22. The net assets of Procon amounted to $10 and goodwill was determined in the amount of $12.

5.2) DISCONTINUED OPERATIONS

On August 3, 2020, through a subsidiary in the United Kingdom, CEMEX concluded the sale to Breedon Group plc of certain assets for an amount in Pounds equivalent to $230, including $30 of debt. The assets sold consisted of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX's paving solutions business in the United Kingdom. CEMEX retained significant operations in the United Kingdom related with the production and sale of cement, ready-mix concrete, aggregates, asphalt and paving solutions. As of December 31, 2019, the assets and liabilities associated with this segment under negotiation in the United Kingdom were presented in the statement of financial position within the line items of "Assets held for sale," including a proportional allocation of goodwill of $47, and "Liabilities directly related to assets held for sale," respectively. Moreover, for purposes of the statements of operations for the period from January 1 to August 3, 2020, including in 2020 a loss on sale of $57 net of the proportional allocation of goodwill mentioned above, and the years ended December 31, 2019 and 2018 the operations related to this segment are presented net of tax in the single line item "Discontinued operations."

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CEMEX 2020 INTEGRATED REPORT 122

On March 6, 2020, CEMEX concluded the sale to Eagle Materials Inc. of its U.S. subsidiary Kosmos Cement Company ("Kosmos"), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, for a total consideration of $665, of which the proceeds to CEMEX were $499. The assets sold consisted of Kosmos' cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. As of December 31, 2019, the assets and liabilities associated with this sale in the United States were presented in the statement of financial position within the line items of "Assets held for sale," including a proportional allocation of goodwill of $291, and "Liabilities directly related to assets held for sale," respectively. Moreover, CEMEX's statements of operations present the operations related to this segment from January 1 to March 6, 2020, including in 2020 a gain on sale of $14 net of the proportional allocation of goodwill mentioned above, and for the years ended December 31, 2019 and 2018, respectively, net of income tax in the single line item "Discontinued operations."

On June 28, 2019, after obtaining customary authorizations, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price in euro equivalent to $36. CEMEX's operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations," including in 2019 a gain on sale of $17 net of a proportional allocation of goodwill related to this reporting segment of $8.

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for a price in euro equivalent to $97. The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX's operations of these disposed assets for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations," including in 2019 a gain on sale of $59.

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk for a price in euro equivalent to $387. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX's 37.8% non-controlling interest in Akmenes Cementas AB owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX's operations of these disposed assets for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations," including in 2019 a gain on sale of $66.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX's white cement business, except for Mexico and the U.S., for an initial price of $180 subject to adjustments, including its Buñol cement plant in Spain and its white cement customer list. The transaction is pending for approval from regulators. CEMEX currently expects it could close this divestment during the first quarter of 2021. As of December 31, 2020, and 2019 the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of "Assets and liabilities directly related to assets held for sale", as correspond. CEMEX's operations of these assets in Spain for the years ended December 31, 2020, 2019 and 2018 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations."

On September 27, 2018, CEMEX concluded the sale of its construction materials operations in Brazil (the "Brazilian Operations") through the sale to Votorantim Cimentos N/NE S.A. of all the shares of CEMEX's Brazilian subsidiary Cimento Vencemos Do Amazonas Ltda, consisting of a fluvial cement distribution terminal located in Manaus, Amazonas province, as well as the operation license for a price of $31. CEMEX's Brazilian Operations for the period from January 1 to September 27, 2018 are reported in the statements of operations, net of income tax, in the single line item "Discontinued operations" net of a gain on sale of $12.

As of December 31, 2020, the following table presents condensed combined information of the statement of financial position for the assets held for sale in Spain, as mentioned above:

		2020
Current assets	$	4
Non-current assets		103
Total assets of the disposal group		107
Current liabilities		–
Non-current liabilities		–
Total liabilities directly related to disposal group		–
Total net assets of disposal group	$	107

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 123

In addition, the following table presents condensed combined information of the statements of operations of CEMEX's discontinued operations previously mentioned in: a) the United Kingdom for the period from January 1 to August 3, 2020 and for the years ended December 31, 2019 and 2018; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and for the years ended December 31, 2019 and 2018; c) France for the period from January 1 to June 28, 2019 and for the year ended December 31, 2018; d) Germany for the period from January 1 to May 31, 2019 and for the year ended December 31, 2018; e) the Baltics and Nordics for the period from January 1 to March 29, 2019 and for the year ended December 31, 2018; f) Spain for the years ended December 31, 2020, 2019 2018; and g) Brazil for the period from January 1 to September 27, 2018:

		2020	2019	2018
Revenues	$	189	572	868
Cost of sales and operating expenses		(184)	(534)	(792)
Other income (expenses), net		(5)	1	(1)
Financial expenses, net and others		–	–	(2)
Earnings before income tax		–	39	73
Income tax		(75)	(6)	(7)
Result of discontinued operations		(75)	33	66
Net disposal result		(45)	55	11
Net result of discontinued operations	$	(120)	88	77

5.3) SELECTED FINANCIAL INFORMATION BY REPORTABLE SEGMENT AND LINE OF BUSINESS

Reportable segments represent the components of CEMEX that engage in business activities from which CEMEX may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity's top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available. CEMEX operates geographically and by business on a regional basis.

Beginning April 1, 2020 and for subsequent periods, the geographical regions Europe and Asia, Middle East and Africa ("AMEA") were merged and reorganized under a single regional president and was denominated Europe, Middle East, Africa and Asia ("EMEAA"). For the reported periods, the Company's operations were organized in four geographical regions, each under the supervision of a regional president, as follows: 1) Mexico, 2) United States, 3) EMEAA and 4) South, Central America and the Caribbean ("SCA&C"). The accounting policies applied to determine the financial information by reportable segment are consistent with those described in note 3.

Considering similar regional and economic characteristics and/or materiality, certain countries have been aggregated and presented as single line items as follows: a) "Rest of EMEAA" refers mainly to CEMEX's operations and activities in Poland, the Czech Republic, Croatia, Egypt and the United Arab Emirates; b) "Rest of SCA&C" refers mainly to CEMEX's operations and activities in Costa Rica, Puerto Rico, Nicaragua, Jamaica, the Caribbean, Guatemala and El Salvador, excluding the operations of Trinidad Cement Limited ("TCL"); and c) "Caribbean TCL" refers to TCL's operations mainly in Trinidad and Tobago, Jamaica, Guyana and Barbados. The segment "Others" refers to: 1) cement trade maritime operations, 2) Neoris N.V., CEMEX's subsidiary involved in the business of information technology solutions, 3) the Parent Company, other corporate entities and finance subsidiaries, and 4) other minor subsidiaries with different lines of business.

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Selected information of the consolidated statements of operations by reportable segment for the years 2020, 2019 and 2018, excluding the share of profits of equity accounted investees by reportable segment that is included in the note 14.1, was as follows:

2020		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	2,812	(134)	2,678	931	148	783	(46)	(31)	(4)
United States		3,994	(1)	3,993	747	440	307	(1,350)	(53)	(20)
EMEAA										
United Kingdom		739	–	739	88	67	21	(73)	(9)	(77)
France		795	–	795	76	49	27	(1)	(12)	3
Germany		489	(37)	452	67	28	39	(3)	(2)	(3)
Spain		319	(16)	303	25	39	(14)	(195)	(3)	(9)
Philippines [1]		398	–	398	118	46	72	(1)	2	2
Israel		754	–	754	115	28	87	–	(4)	1
Rest of EMEAA		959	(16)	943	149	81	68	(27)	(5)	(22)
SCA&C										
Colombia [2]		404	–	404	86	25	61	(14)	(5)	(13)
Panama [2]		80	(7)	73	12	16	(4)	(19)	(1)	1
Caribbean TCL [3]		251	(7)	244	65	22	43	(9)	(6)	(8)
Dominican Republic		229	(11)	218	84	8	76	(5)	(1)	4
Rest of SCA&C [2]		508	(17)	491	124	19	105	(41)	(2)	15
Others		957	(472)	485	(227)	101	(328)	5	(645)	20
Continuing operations		13,688	(718)	12,970	2,460	1,117	1,343	(1,779)	(777)	(110)
Discontinued operations		189	–	189	14	9	5	(5)	–	–
Total	$	13,877	(718)	13,159	2,474	1,126	1,348	(1,784)	(777)	(110)

2019		Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$	2,897	(105)	2,792	969	159	810	(48)	(36)	(1)
United States		3,780	–	3,780	629	392	237	(22)	(64)	(13)
EMEAA										
United Kingdom		749	–	749	119	69	50	(2)	(11)	(17)
France		869	–	869	94	48	46	(4)	(11)	–
Germany		439	(25)	414	65	28	37	3	(3)	(4)
Spain		319	(25)	294	16	34	(18)	(8)	(2)	2
Philippines [1]		458	–	458	117	38	79	1	6	4
Israel		660	–	660	89	23	66	–	(2)	1
Rest of EMEAA		958	(14)	944	132	71	61	(7)	(7)	26
SCA&C										
Colombia [2]		504	–	504	90	29	61	(21)	(4)	(3)
Panama [2]		181	(2)	179	48	17	31	(9)	(1)	–
Caribbean TCL [3]		248	(8)	240	56	23	33	(2)	(6)	(4)
Dominican Republic		245	(17)	228	84	9	75	(1)	–	–
Rest of SCA&C [2]		511	(17)	494	107	20	87	(60)	(3)	(6)
Others		1,104	(579)	525	(237)	85	(322)	(167)	(567)	(56)
Continuing operations		13,922	(792)	13,130	2,378	1,045	1,333	(347)	(711)	(71)
Discontinued operations		572	–	572	89	51	38	1	–	–
Total	$	14,494	(792)	13,702	2,467	1,096	1,371	(346)	(711)	(71)

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2018	Revenues (including intragroup transactions)	Less: Intragroup transactions	Revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Other financing items, net
Mexico	$ 3,302	(91)	3,211	1,217	148	1,069	(33)	(32)	(3)
United States	3,614	–	3,614	686	369	317	(18)	(53)	(11)
EMEAA									
United Kingdom	773	–	773	117	67	50	(7)	(12)	(22)
France	895	–	895	91	50	41	(47)	(13)	–
Germany	429	(75)	354	37	28	9	(8)	(3)	(4)
Spain	334	(47)	287	13	33	(20)	(16)	(3)	3
Philippines [1]	448	–	448	93	36	57	(3)	(2)	(4)
Israel	630	–	630	87	21	66	–	(3)	(1)
Rest of EMEAA	1,090	(51)	1,039	157	72	85	(12)	(6)	(5)
SCA&C									
Colombia [2]	524	–	524	97	29	68	6	(7)	(22)
Panama [2]	222	–	222	66	17	49	(3)	(1)	–
Caribbean TCL [3]	254	(5)	249	58	19	39	(15)	(3)	(2)
Dominican Republic	218	(16)	202	61	10	51	(1)	(1)	2
Rest of SCA&C [2]	590	(20)	570	133	21	112	(7)	(3)	14
Others	1,247	(734)	531	(228)	62	(290)	(132)	(580)	53
Continuing operations	14,570	(1,039)	13,531	2,685	982	1,703	(296)	(722)	(2)
Discontinued operations	868	–	868	147	71	76	(1)	(2)	–
Total	$ 15,438	(1,039)	14,399	2,832	1,053	1,779	(297)	(724)	(2)

[1] CEMEX's operations in the Philippines are mainly conducted through CEMEX Holdings Philippines, Inc. ("CHP"), a Philippine company whose shares trade on the Philippines Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in CHP of 22.16% and 33.22% of its ordinary shares (note 21.4).

[2] CEMEX Latam Holdings, S.A. ("CLH"), a company incorporated in Spain, trades its ordinary shares on the Colombian Stock Exchange. CLH is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador. At year end 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of its ordinary shares, excluding shares held in CLH's treasury (note 21.4).

[3] The shares of TCL trade on the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its ordinary shares in both years (note 21.4).

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Debt by reportable segment is disclosed in note 17.1. As of December 31, 2020 and 2019, selected statement of financial position information by reportable segment was as follows:

2020		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$	–	3,837	3,837	1,523	2,314	144
United States		146	12,296	12,442	2,490	9,952	284
EMEAA							
United Kingdom		6	1,507	1,513	1,368	145	55
France		53	999	1,052	585	467	62
Germany		4	412	416	357	59	24
Spain		–	1,023	1,023	230	793	22
Philippines		–	761	761	158	603	82
Israel		–	769	769	507	262	28
Rest of EMEAA		9	1,172	1,181	417	764	51
SCA&C							
Colombia		–	1,105	1,105	514	591	14
Panama		–	295	295	78	217	3
Caribbean TCL		–	493	493	258	235	16
Dominican Republic		–	158	158	66	92	2
Rest of SCA&C		–	333	333	162	171	7
Others		292	1,568	1,860	9,754	(7,894)	1
Total		510	26,728	27,238	18,467	8,771	795
Assets held for sale and related liabilities (note 13.1)		–	187	187	6	181	–
Total consolidated	$	510	26,915	27,425	18,473	8,952	795

2019		Equity accounted investees	Other segment assets	Total assets	Total liabilities	Net assets by segment	Additions to fixed assets [1]
Mexico	$	–	3,910	3,910	1,443	2,467	199
United States		143	13,755	13,898	2,440	11,458	398
EMEAA							
United Kingdom		6	1,556	1,562	1,225	337	67
France		50	928	978	460	518	38
Germany		4	397	401	353	48	25
Spain		–	1,190	1,190	185	1,005	34
Philippines		–	689	689	141	548	84
Israel		–	611	611	429	182	33
Rest of EMEAA		11	1,168	1,179	435	744	65
SCA&C							
Colombia		–	1,187	1,187	428	759	25
Panama		–	337	337	105	232	10
Caribbean TCL		–	542	542	236	306	21
Dominican Republic		–	193	193	66	127	8
Rest of SCA&C		–	381	381	164	217	18
Others		267	1,199	1,466	10,392	(8,926)	8
Total		481	28,043	28,524	18,502	10,022	1,033
Assets held for sale and related liabilities (note 13.1)		–	839	839	37	802	–
Total consolidated	$	481	28,882	29,363	18,539	10,824	1,033

[1] In 2020 and 2019, the column "Additions to fixed assets" includes capital expenditures, which comprises acquisitions of property, machinery and equipment as well as additions of assets for the right-of-use, for combined amounts of $795 and $1,033, respectively (note 15).

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Revenues by line of business and reportable segment for the years ended December 31, 2020, 2019 and 2018 were as follows:

2020		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,001	628	172	587	(710)	2,678
United States		1,599	2,255	954	481	(1,296)	3,993
EMEAA							
United Kingdom		201	274	314	229	(279)	739
France		–	647	340	8	(200)	795
Germany		210	202	69	116	(145)	452
Spain		233	83	24	25	(62)	303
Philippines		398	–	–	3	(3)	398
Israel		–	623	195	113	(177)	754
Rest of EMEAA		643	363	80	34	(177)	943
SCA&C							
Colombia		294	119	34	64	(107)	404
Panama		67	14	4	4	(16)	73
Caribbean TCL		245	5	7	15	(28)	244
Dominican Republic		185	15	5	38	(25)	218
Rest of SCA&C		458	32	9	24	(32)	491
Others		–	–	–	959	(474)	485
Continuing operations		6,534	5,260	2,207	2,700	(3,731)	12,970
Discontinued operations		68	28	55	53	(15)	189
Total	$	6,602	5,288	2,262	2,753	(3,746)	13,159

2019		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,009	798	196	445	(656)	2,792
United States		1,608	2,189	917	332	(1,266)	3,780
EMEAA							
United Kingdom		227	310	290	246	(324)	749
France		–	720	355	4	(210)	869
Germany		192	184	62	43	(67)	414
Spain		228	86	23	18	(61)	294
Philippines		457	–	–	2	(1)	458
Israel		–	554	166	78	(138)	660
Rest of EMEAA		609	378	89	28	(160)	944
SCA&C							
Colombia		363	176	53	51	(139)	504
Panama		141	49	15	12	(38)	179
Caribbean TCL		241	9	5	9	(24)	240
Dominican Republic		194	27	8	25	(26)	228
Rest of SCA&C		448	48	11	18	(31)	494
Others		–	–	–	1,107	(582)	525
Continuing operations		6,717	5,528	2,190	2,418	(3,723)	13,130
Discontinued operations		229	110	154	85	(6)	572
Total	$	6,946	5,638	2,344	2,503	(3,729)	13,702

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2018		Cement	Concrete	Aggregates	Others	Eliminations	Revenues
Mexico	$	2,302	898	210	642	(841)	3,211
United States		1,584	2,088	850	393	(1,301)	3,614
EMEAA							
United Kingdom		237	325	300	281	(370)	773
France		–	735	353	9	(202)	895
Germany		186	197	56	136	(221)	354
Spain		250	70	19	17	(69)	287
Philippines		444	–	3	2	(1)	448
Israel		–	521	159	110	(160)	630
Rest of EMEAA		656	416	94	205	(332)	1,039
SCA&C							
Colombia		353	189	55	92	(165)	524
Panama		171	71	23	14	(57)	222
Caribbean TCL		245	10	5	13	(24)	249
Dominican Republic		178	27	9	24	(36)	202
Rest of SCA&C		510	63	14	24	(41)	570
Others		–	–	–	1,285	(772)	513
Continuing operations		7,116	5,610	2,150	3,247	(4,592)	13,531
Discontinued operations		420	219	236	144	(151)	868
Total	$	7,536	5,829	2,386	3,391	(4,743)	14,399

6) OPERATING EXPENSES, DEPRECIATION AND AMORTIZATION

Consolidated operating expenses during 2020, 2019 and 2018 by function are as follows:

		2020	2019	2018
Administrative expenses [1]	$	1,076	1,112	1,130
Selling expenses		337	371	312
Distribution and logistics expenses		1,423	1,489	1,537
	$	2,836	2,972	2,979

[1] All significant R&D activities are executed by several internal areas as part of their daily activities. In 2020, 2019 and 2018, total combined expenses of these departments recognized within administrative expenses were $31, $38 and $39, respectively.

Depreciation and amortization recognized during 2020, 2019 and 2018 are detailed as follows:

		2020	2019	2018
Included in cost of sales	$	921	865	853
Included in administrative, selling and distribution and logistics expenses		196	180	129
	$	1,117	1,045	982

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7) OTHER EXPENSES, NET

The detail of the line item "Other expenses, net" in 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Impairment losses [1]	$	(1,520)	(64)	(62)
Results from the sale of assets and others, net [2]		(127)	(230)	(149)
Restructuring costs [3]		(81)	(48)	(72)
Incremental costs and expenses related to the COVID-19 Pandemic (note 2)		(48)	–	–
Remeasurement of pension liabilities [4]		–	–	(8)
Charitable contributions		(3)	(5)	(5)
	$	(1,779)	(347)	(296)

[1] In 2020, include impairment losses of goodwill and other intangible assets of $1,020 and $194, respectively, related to CEMEX's assets and its Reporting Segment in the United States (notes 16.1 and 16.2), as well as impairment losses of fixed assets of $306, mainly related to assets in the United States, Spain and the United Kingdom (note 15.1). In 2019 and 2018, among others, includes impairment losses of fixed assets of $64 and $23, respectively, as well as in 2018 losses in the valuation of assets held for sale of $22 (notes 14.2, 15 and 16).

[2] In 2020, 2019 and 2018, includes $11, $55 and $56, respectively, in connection with property damages and natural disasters (note 25.1).

[3] Restructuring costs mainly refer to severance payments and the definite closing of operating sites.

[4] Refers to past services remeasurement of CEMEX's defined benefit plan in the United Kingdom determined in 2018 considering the issuance of a gender parity law.

8) FINANCIAL ITEMS

8.1) FINANCIAL EXPENSE

Consolidated financial expense in 2020, 2019 and 2018 includes $74, $77 and $74 of interest expense from financial obligations related to lease contracts (notes 15.2 and 17.2).

8.2) FINANCIAL INCOME AND OTHER ITEMS, NET

The detail of financial income and other items, net in 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Effects of amortized cost on assets and liabilities and others, net [1]	$	(122)	(59)	(59)
Results from financial instruments, net (notes 14.2 and 17.4)		(17)	(1)	39
Foreign exchange results		6	(32)	10
Financial income		20	21	18
Others		3	–	(10)
	$	(110)	(71)	(2)

[1] The increase in 2020 is mainly a result of the decrease in the discount rates in the United Kingdom utilized by the Company to determine its environmental remediation liabilities.

9) CASH AND CASH EQUIVALENTS

As of December 31, 2020 and 2019, consolidated cash and cash equivalents consisted of:

		2020	2019
Cash and bank accounts	$	501	547
Fixed-income securities and other cash equivalents		449	241
	$	950	788

Based on net settlement agreements, the balance of cash and cash equivalents excludes deposits in margin accounts that guarantee several obligations of CEMEX of $32 in 2020 and $27 in 2019, which were offset against the corresponding obligations of CEMEX with the counterparties, considering CEMEX's right, ability and intention to settle the amounts on a net basis.

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10) TRADE ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated trade accounts receivable consisted of:

		2020	2019
Trade accounts receivable	$	1,654	1,637
Allowances for expected credit losses		(121)	(116)
	$	1,533	1,521

As of December 31, 2020 and 2019, trade accounts receivable include receivables of $677 and $682, respectively, sold under outstanding trade receivables securitization programs and/or factoring programs with recourse, established in Mexico, the United States, France and the United Kingdom, in which CEMEX effectively surrenders control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets; nonetheless, in such programs, CEMEX retains certain residual interest in the programs and/or maintains continuing involvement with the accounts receivable. Therefore, the trade accounts receivable sold were not removed from the statement of financial position and the funded amounts to CEMEX of $586 in 2020 and $599 in 2019, were recognized within the line item of "Other financial obligations." Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to $13 in 2020, $25 in 2019 and $23 in 2018. CEMEX's securitization programs are usually negotiated for periods of one to two years and are usually renewed at their maturity.

As of December 31, 2020, the balances of trade accounts receivable and the allowance for Expected Credit Losses ("ECL") were as follows:

		Accounts receivable	ECL allowance	ECL average rate
Mexico	$	284	38	13.7%
United States		477	8	1.7%
Europe, Middle East, Africa and Asia		766	51	6.7%
South, Central America and the Caribbean		94	20	21.3%
Others		33	4	12.1%
	$	1,654	121	

Changes in the allowance for expected credit losses in 2020, 2019 and 2018, were as follows:

		2020	2019	2018
Allowances for expected credit losses at beginning of period	$	116	119	109
Adoption effects of ECL model as of January 1, 2018		–	–	29
Charged to selling expenses		23	12	8
Deductions		(19)	(16)	(20)
Foreign currency translation effects		1	1	(7)
Allowances for expected credit losses at end of period	$	121	116	119

As of December 31, 2020, in relation to the COVID-19 Pandemic (note 2) and the potential increase in expected credit losses on trade accounts receivable because of the negative economic effects associated with the COVID-19 Pandemic, CEMEX maintains continuous communication with its customers as part of its collection management, in order to anticipate situations that could represent an extension in the portfolio's recovery period or in some cases the risk of non-recovery. As of this same date, the Company considers that these negative effects do not yet have a significant impact on the estimates of expected credit losses and will continue to monitor the development of relevant events that may eventually have effect because of a deepening or extension of the COVID-19 Pandemic.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 131 11) OTHER ACCOUNTS RECEIVABLE As of December 31, 2020 and 2019, consolidated other accounts receivable consisted of: 2020 2019 Advances of income taxes and other refundable taxes $ 304 147 1 Non-trade accounts receivable 117 113 Interest and notes receivable 39 50 Current portion of valuation of derivative financial instruments 7 1 Loans to employees and others 10 14 $ 477 325 1 Non-trade accounts receivable are mainly attributable to the sale of assets. 12) INVENTORIES As of December 31, 2020 and 2019, the consolidated balance of inventories was summarized as follows: 2020 2019 Finished goods $ 309 320 Materials and spare parts 271 263 Raw materials 192 194 Work-in-process 164 195 Inventory in transit 35 17 $ 971 989 For the years ended December 31, 2020, 2019 and 2018, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $9, $6 and $6, respectively.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 131 11) OTHER ACCOUNTS RECEIVABLE As of December 31, 2020 and 2019, consolidated other accounts receivable consisted of: 2020 2019 Advances of income taxes and other refundable taxes $ 304 147 1 Non-trade accounts receivable 117 113 Interest and notes receivable 39 50 Current portion of valuation of derivative financial instruments 7 1 Loans to employees and others 10 14 $ 477 325 1 Non-trade accounts receivable are mainly attributable to the sale of assets. 12) INVENTORIES As of December 31, 2020 and 2019, the consolidated balance of inventories was summarized as follows: 2020 2019 Finished goods $ 309 320 Materials and spare parts 271 263 Raw materials 192 194 Work-in-process 164 195 Inventory in transit 35 17 $ 971 989 For the years ended December 31, 2020, 2019 and 2018, CEMEX recognized within “Cost of sales” in the income statement, inventory impairment losses of $9, $6 and $6, respectively.

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13) ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

13.1) ASSETS HELD FOR SALE (note 5.2)

As of December 31, 2020 and 2019, assets held for sale, which are measured at the lower of their estimated realizable value, less costs to sell, and their carrying amounts, as well as liabilities directly related with such assets are detailed as follows:

	2020			2019		
	Assets	Liabilities	Net assets	Assets	Liabilities	Net assets
White cement assets in Spain	$ 107	–	107	$ 106	–	106
Kosmos' assets in the United States	–	–	–	457	14	443
Assets in the United Kingdom	–	–	–	229	23	206
Other assets held for sale [1]	80	6	74	47	–	47
	$ 187	6	181	$ 839	37	802

[1] In 2020, includes assets and liabilities of $26 and $6, respectively, associated with a committed sale of certain assets in France negotiated in December 2020.

CEMEX recognized within the line item "Other expenses, net" adjustments in the fair value of its assets held for sale representing losses of $23 in 2020 and $30 in 2018.

13.2) OTHER CURRENT ASSETS

As of December 31, 2020 and 2019, other current assets are mainly comprised of advance payments to vendors.

14) EQUITY ACCOUNTED INVESTEES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1) EQUITY ACCOUNTED INVESTEES

As of December 31, 2020 and 2019, the investments in common shares of associates were as follows:

	Activity	Country	%	2020	2019
Camcem, S.A. de C.V.	Cement	Mexico	40.1	$ 244	229
Concrete Supply Co. LLC	Concrete	United States	40.0	81	75
Lehigh White Cement Company	Cement	United States	36.8	62	64
Société d'Exploitation de Carrières	Aggregates	France	50.0	21	17
Société Méridionale de Carrières	Aggregates	France	33.3	14	15
Other companies	—	—	—	88	81
				$ 510	481
Out of which:					
Book value at acquisition date				$ 311	331
Changes in stockholders' equity				$ 199	150

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Combined condensed statement of financial position information of CEMEX's associates as of December 31, 2020 and 2019 is set forth below:

		2020	2019
Current assets	$	1,240	982
Non-current assets		1,662	1,757
Total assets		2,902	2,739
Current liabilities		496	326
Non-current liabilities		766	898
Total liabilities		1,262	1,224
Total net assets	$	1,640	1,515

Combined selected information of the statements of operations of CEMEX's associates in 2020, 2019 and 2018 is set forth below:

		2020	2019	2018
Sales	$	1,759	1,600	1,449
Operating earnings		296	237	224
Income before income tax		175	158	110
Net income		128	118	86

The share of equity accounted investees by reportable segment in the statements of operations for 2020, 2019 and 2018 is detailed as follows:

		2020	2019	2018
Mexico	$	30	23	13
United States		15	18	15
EMEAA		6	10	7
Corporate and others		(2)	(2)	(1)
	$	49	49	34

14.2) OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2020 and 2019, consolidated other investments and non-current accounts receivable were summarized as follows:

		2020	2019
Non-current accounts receivable [1]	$	246	197
Investments at fair value through the income statement [2]		23	34
Non-current portion of valuation of derivative financial instruments (note 17.4)		3	2
Investments in strategic equity securities [3]		3	3
	$	275	236

[1] Includes, among other items: a) accounts receivable from investees and joint ventures of $36 in 2020 and $32 in 2019, b) advances to suppliers of fixed assets of $47 in 2020 and $32 in 2019, c) employee prepaid compensation of $6 in 2020 and $7 in 2019, d) refundable taxes of $10 in 2019; and e) warranty deposits of $29 in 2020 and $33 in 2019.

[2] Refers to investments in private funds and investments related to employee' savings funds. In 2020 and 2019, no contributions were made to such private funds.

[3] This line item refers mainly to a strategic investment in CPOs of Axtel, S.A.B. de C.V. ("Axtel"). This investment is recognized at fair value through other comprehensive income.

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15) PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

		2020	2019
Property, machinery and equipment, net	$	10,170	10,565
Assets for the right-of-use, net		1,243	1,285
	$	11,413	11,850

15.1) PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2020 and 2019, consolidated property, machinery and equipment, net and the changes in this line item during 2020, 2019 and 2018, were as follows:

		2020				
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress [1]	Total
Cost at beginning of period	$	4,606	2,374	11,519	1,209	19,708
Accumulated depreciation and depletion		(968)	(1,326)	(6,849)	–	(9,143)
Net book value at beginning of period		3,638	1,048	4,670	1,209	10,565
Capital expenditures		47	35	482	–	564
Stripping costs		18	–	–	–	18
Total capital expenditures		65	35	482	–	582
Disposals [2]		(26)	(7)	(30)	–	(63)
Reclassifications		(31)	(1)	(56)	–	(88)
Business combinations (note 5.1)		–	–	11	–	11
Depreciation and depletion for the period		(134)	(99)	(515)	–	(748)
Impairment losses		(87)	(54)	(165)	–	(306)
Foreign currency translation effects		139	42	57	(21)	217
Cost at end of period		4,741	2,438	11,929	1,188	20,296
Accumulated depreciation and depletion		(1,177)	(1,474)	(7,475)	–	(10,126)
Net book value at end of period	$	3,564	964	4,454	1,188	10,170

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		2019					
		Land and mineral reserves	Building	Machinery and equipment	Construction in progress [1]	Total	2018 [1,2]
Cost at beginning of period	$	4,789	2,633	12,185	1,035	20,642	20,653
Accumulated depreciation and depletion		(958)	(1,371)	(7,081)	–	(9,410)	(9,065)
Net book value at beginning of period		3,831	1,262	5,104	1,035	11,232	11,588
Capital expenditures		46	28	663	–	737	630
Stripping costs		22	–	–	–	22	38
Total capital expenditures		68	28	663	–	759	668
Disposals [2]		(38)	(8)	(50)	–	(96)	(49)
Reclassifications [3]		(163)	(23)	(203)	(13)	(402)	6
Business combinations (note 5.1)		–	–	–	–	–	6
Depreciation and depletion for the period		(121)	(61)	(451)	–	(633)	(657)
Impairment losses		(18)	(17)	(29)	–	(64)	(23)
Foreign currency translation effects		79	(133)	(364)	187	(231)	(307)
Cost at end of period		4,606	2,374	11,519	1,209	19,708	20,642
Accumulated depreciation and depletion		(968)	(1,326)	(6,849)	–	(9,143)	(9,410)
Net book value at end of period	$	3,638	1,048	4,670	1,209	10,565	11,232

[1] As of December 31, 2020, the Maceo plant in Colombia, finalized significantly in 2017, with an annual capacity of approximately 1.1 million tons, has not initiated commercial operations. As of the reporting date, the works related to the access road to the plant remain suspended and the beginning of commercial operations is subject to the successful conclusion of several ongoing processes for the proper operation of the assets and other legal proceedings (note 25.3). As of December 31, 2020, the carrying amount of the plant, net of impairment adjustments of certain advance payments recognized in 2016 of $23, is for an amount in Colombian pesos equivalent to $270.

[2] In 2020, includes sales of non-strategic fixed assets in the United Kingdom and the United States for $28 and $18, respectively, among others. In 2019, includes sales of non-strategic fixed assets in Germany, France and the United Kingdom for $32, $12 and $6, respectively, among others. In 2018, includes sales of non-strategic fixed assets in the United States, Spain and Mexico for $19, $8 and $6, respectively, among others.

[3] In 2019, refers to the reclassification of the assets in the United States, United Kingdom and Spain for $134, $182 and $86, respectively. In 2018, refers mainly to the reclassification of the assets in Spain (note 13.1) for $30.

Considering mainly the negative effects of the COVID-19 Pandemic on certain idle assets that will remain closed for the foreseeable future in relation to the estimated sales volumes and the Company's ability to supply demand by achieving efficiencies in other operating assets, during 2020, CEMEX recognized non-cash impairment losses for these assets for an aggregate amount of $306, of which $76 relate to assets in the United States mainly the North Brooksville plant, $189 to assets in EMEAA mainly referring to the Lloseta and Gador plants in Spain and the South Ferriby plant in the United Kingdom, among minor adjustments in other countries and $39 to assets in SCA&C mainly in connection with land in Puerto Rico and the kiln 1 in Panama. In 2019 due to the continued adverse outlook and the overall uncertain economic conditions in Puerto Rico after hurricane "Maria" in 2017, CEMEX recognized an impairment loss of $52.

These losses result from the excess of the net book value of the related assets against their respective use value or estimated realizable value, whichever is greater. For the years ended December 31, 2020, 2019 and 2018, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during the remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses within the line item of "Other expenses, net" (notes 3.10 and 7).

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During the years ended December 31, 2020, 2019 and 2018 impairment losses of fixed assets by country are as follows:

		2020	2019	2018
Spain	$	135	–	2
United States		76	6	13
United Kingdom		39	–	–
Puerto Rico		20	52	–
Croatia		13	–	–
Panama		12	–	–
Dominican Republic		5	–	–
Colombia		2	3	2
France		2	1	–
Poland		–	–	5
Mexico		–	–	1
Others		2	2	–
	$	306	64	23

15.2) ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2020 and 2019, consolidated assets for the right-of-use, net and the changes in this caption during 2020, 2019 and 2018, were as follows:

		2020				
		Land	Building	Machinery and equipment	Others	Total
Assets for the right-of-use at beginning of period	$	366	471	1,417	11	2,265
Accumulated depreciation		(117)	(233)	(625)	(5)	(980)
Net book value at beginning of period		249	238	792	6	1,285
Additions of new leases		42	38	127	6	213
Cancellations and remeasurements		(7)	(17)	(51)	(1)	(76)
Business combinations (note 5.1)		13	–	–	–	13
Depreciation		(28)	(35)	(173)	(3)	(239)
Foreign currency translation effects		1	(20)	63	3	47
Assets for the right-of-use at end of period		409	457	1,502	21	2,389
Accumulated depreciation		(139)	(253)	(744)	(10)	(1,146)
Net book value at end of period	$	270	204	758	11	1,243

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		2019					
		Land	Building	Machinery and equipment	Others	Total	2018
Assets for the right-of-use at beginning of period	$	384	393	1,289	7	2,073	1,881
Accumulated depreciation		(83)	(265)	(499)	(4)	(851)	(688)
Net book value at beginning of period		301	128	790	3	1,222	1,193
Additions of new leases		25	52	193	4	274	296
Cancellations and remeasurements		(6)	(6)	(40)	–	(52)	(9)
Reclassifications		(5)	65	(25)	–	35	–
Depreciation		(29)	(39)	(219)	(1)	(288)	(219)
Foreign currency translation effects		(37)	38	93	–	94	(39)
Assets for the right-of-use at end of period		366	471	1,417	11	2,265	2,073
Accumulated depreciation		(117)	(233)	(625)	(5)	(980)	(851)
Net book value at end of period	$	249	238	792	6	1,285	1,222

For the years ended December 31, 2020, 2019 and 2018, the combined rental expense related with short-term leases, leases of low-value assets and variable lease payments were $97, $104 and $89, respectively, and were recognized in cost of sales and operating expenses, as correspond. During the reported periods, CEMEX did not have any material revenue from sub-leasing activities.

16) GOODWILL AND INTANGIBLE ASSETS, NET

16.1) BALANCES AND CHANGES DURING THE PERIOD

As of December 31, 2020 and 2019, consolidated goodwill, intangible assets and deferred charges were summarized as follows:

		2020				2019		
		Cost	Accumulated amortization	Carrying amount		Cost	Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:								
Goodwill	$	8,506	–	8,506	$	9,562	–	9,562
Intangible assets of definite useful life:								
Extraction rights		1,774	(416)	1,358		1,985	(395)	1,590
Industrial property and trademarks		44	(20)	24		42	(18)	24
Customer relationships		196	(196)	–		196	(196)	–
Mining projects		49	(6)	43		48	(5)	43
Others intangible assets		1,034	(713)	321		1,014	(643)	371
	$	11,603	(1,351)	10,252	$	12,847	(1,257)	11,590

Changes in consolidated goodwill for the years ended December 31, 2020, 2019 and 2018, were as follows:

		2020	2019	2018
Balance at beginning of period	$	9,562	9,912	9,948
Business combinations (note 5.1)		2	–	16
Reclassification to assets held for sale (notes 5.2, 5.3 and 13.1)		(9)	(371)	(22)
Impairment losses		(1,020)	–	–
Foreign currency translation effects		(29)	21	(30)
Balance at end of period	$	8,506	9,562	9,912

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CEMEX 2020 INTEGRATED REPORT 138

Changes in intangible assets of definite life in 2020, 2019 and 2018, were as follows:

		2020				
		Extraction rights	Industrial property and trademarks	Mining projects	Others [1]	Total
Balance at beginning of period	$	1,590	24	43	371	2,028
Additions (disposals), net [1]		(33)	–	–	37	4
Impairment losses (note 2)		(181)	–	–	(13)	(194)
Business combinations (note 5.1)		–	2	–	5	7
Amortization for the period		(21)	(2)	(1)	(106)	(130)
Foreign currency translation effects		3	–	1	27	31
Balance at the end of period	$	1,358	24	43	321	1,746

		2019					
		Extraction rights	Industrial property and trademarks	Mining projects	Others [1]	Total	2018
Balance at beginning of period	$	1,622	24	37	341	2,024	2,006
Additions (disposals), net [1]		(26)	(6)	5	108	81	157
Reclassifications (notes 5.2 and 13.1)		–	–	–	(2)	(2)	(11)
Amortization for the period		(8)	(1)	(1)	(114)	(124)	(106)
Impairment losses		–	–	–	–	–	(9)
Foreign currency translation effects		2	7	2	38	49	(13)
Balance at the end of period	$	1,590	24	43	371	2,028	2,024

[1] In 2020 and 2019, "Others" includes the carrying amount of internal-use software of $213 and $253, respectively. Capitalized direct costs incurred in the development stage of internal-use software, such as professional fees, direct labor and related travel expenses amounted to $40 in 2020, $102 in 2019 and $133 in 2018.

In connection with the idle status of North Brooksville plant in the United States (notes 2 and 15.1), CEMEX also recognized a non-cash impairment charge of $181 associated with the operating permits related to such plant considering that the book value of such permits will not be recovered through normal use before their expiration and $13 of other intangible assets.

16.2) ANALYSIS OF GOODWILL IMPAIRMENT

At least once a year during the last quarter or when impairment indicators exist, CEMEX analyses the possible impairment of goodwill by means of determining the value in use of its Cash Generating Units ("CGUs") to which goodwill balances have been allocated. The value in use is represented by the discounted cash flows projections related to such CGUs using risk adjusted discount rates. In addition to the periodic goodwill impairment tests performed at year end 2020, considering the negative effects on its operating results caused by the COVID-19 Pandemic (note 2), as well as the high uncertainty and lack of visibility in relation to the duration and consequences in the different markets where the Company operates, management considered that impairment indicators occurred during the third quarter of 2020 in its operating segments in the United States, Spain, Egypt and the United Arab Emirates, and consequently carried out impairment analyses of goodwill as of September 30, 2020.

As a result of these impairment analyses, in the third quarter of 2020, the Company recognized within "Other expenses, net" (note 7) in the statement of operations, a non-cash goodwill impairment loss for an amount of $1,020 in connection with its operating segment in the United States. No other impairment test of goodwill as of September 30, 2020 resulted in additional goodwill impairment losses. Moreover, CEMEX did not determine additional impairment losses in its goodwill impairment test as of December 31, 2020 in any of the groups of CGUs to which goodwill balances have been allocated. In 2019 and 2018, CEMEX did not determine goodwill impairment losses.

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The impairment loss in the United States resulted from the high volatility, lack of visibility and reduced outlook associated with the effects of the COVID-19 Pandemic (note 2) which made CEMEX reduce its cash-flows projections in such country from 7 to 5 years as well as reduce its long-term growth rate from 2.5% to 2%. Such changes significantly reduced the value in use as of September 30, 2020, which decreased by 25.7% as compared to December 31, 2019. Of this reduction, 51.5 percentage points ("p.p.") were related to the decrease of two years in the cash flows projections, 27.3 p.p. resulted from the reduction in the long-term growth rate used to determine the terminal value which changed from 2.5% in 2019 to 2.0% as of September 30, 2020, and 28.3 p.p. resulted from the slowdown of sales growth over the projected years, partially compensated by a positive effect of 7.1 p.p. associated with the reduction in the discount rate which decrease from 7.8% in 2019 to 7.7% as of September 30, 2020.

As of December 31, 2020 and 2019, goodwill balances allocated by operating segment were as follows:

		2020	2019
Mexico	$	372	384
United States		6,449	7,469
EMEAA			
Spain		463	494
United Kingdom		292	279
France		229	221
Philippines		95	92
United Arab Emirates		96	96
Rest of EMEAA [1]		44	42
SCA&C			
Caribbean TCL		283	296
Caribe TCL		92	100
Rest of SCA&C [2]		64	62
Others			
Other reporting segments [3]		27	27
	$	8,506	9,562

[1] This caption refers to the operating segments in the Czech Republic and Egypt.

[2] This caption refers to the operating segments in the Dominican Republic, the Caribbean, Costa Rica and Panama.

[3] This caption is primarily associated with Neoris N.V., CEMEX's subsidiary involved in the sale of information technology and services.

As of December 31, 2020, 2019 and 2018, CEMEX's pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates		
Groups of CGUs	2020	2019	2018	2020	2019	2018
United States	7.3%	7.8%	8.5%	2.0%	2.5%	2.5%
Spain	7.7%	8.3%	8.8%	1.5%	1.6%	1.7%
United Kingdom	7.4%	8.0%	8.4%	1.6%	1.5%	1.6%
France	7.4%	8.0%	8.4%	1.7%	1.4%	1.6%
Mexico	8.3%	9.0%	9.4%	1.1%	2.4%	3.0%
Colombia	8.4%	8.9%	9.5%	2.5%	3.7%	3.6%
United Arab Emirates	8.3%	8.8%	11.0%	2.6%	2.5%	2.9%
Egypt	10.2%	10.3%	10.8%	5.6%	6.0%	6.0%
Range of rates in other countries	7.2% - 15.5%	8.1% - 11.5%	8.5% - 13.3%	(0.3%) - 6.5%	1.6% - 6.5%	2.3% - 6.9%

The discount rates used by CEMEX in its cash flows projections as of September 30, 2020 in the applicable countries remained relatively flat as compared to the rates determined as of December 31, 2019.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 140 Moreover, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in 2020 in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020 as well as the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020. The risk-free rate associated to CEMEX changed from 2.9% in 2019 to 2.2% in 2020, nonetheless, increases in the specific risk rates of each country and in the market risk premium which changed from 5.6% in 2019 to 5.7% in 2020, resulted in that total cost of equity remained significantly flat in 2020 as compared to 2019 in the majority of the countries. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic (note 2), CEMEX significantly reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2020 as compared to 2019 such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available. The discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2019 generally decreased as compared to 2018 in a range of 0.6% up to 2.6%, mainly because of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to CEMEX remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019. In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times in 2020, 11.5 times in 2019 and 11.1 times in 2018. In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the multiples of Operating EBITDA, in those operating segments that presented impairment charges or relative impairment risk during 2020, are as follows: Additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2020 Multiples Impairment Long-term Operating losses Discount rate growth rate EBITDA Operating segment recognized +1% –1% 11.5x United States $ 1,020 188 – – The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 300 bps in the industry funding cost observed as of December 31, 2020 of 4.1% or, an independent increase in the risk-free rate of 190 bps over the rate of 2.3% in such country. Nonetheless, such assumptions do not seem probable as of December 31, 2020. As of December 31, 2020, except for the operating segment in the United States presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. As of December 31, 2020 and 2019, goodwill allocated to its operating segment in the United States accounted for 76% and 78%, of CEMEX’s total amount of consolidated goodwill, respectively. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve its assurance, as mentioned above, CEMEX verified its conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry occurred in such country, as well as macroeconomic information regarding gross domestic product and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 140 Moreover, the discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2020 generally decreased as compared to 2019 in a range of 0.1% up to 1.5%, mainly as a result of a decrease in 2020 in the funding cost observed in the industry that changed from 5.4% in 2019 to 4.1% in 2020 as well as the weighing of debt in the calculation of the discount rates that increased from 31.7% in 2019 to 34.6% in 2020. The risk-free rate associated to CEMEX changed from 2.9% in 2019 to 2.2% in 2020, nonetheless, increases in the specific risk rates of each country and in the market risk premium which changed from 5.6% in 2019 to 5.7% in 2020, resulted in that total cost of equity remained significantly flat in 2020 as compared to 2019 in the majority of the countries. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.08 in 2019 to 1.19 in 2020. In addition, as preventive measure to consider the high uncertainty, volatility and reduced visibility related to the negative effects of the COVID-19 Pandemic (note 2), CEMEX significantly reduced in certain countries its long-term growth rates used in their cash flows projections as of December 31, 2020 as compared to 2019 such as in the United States in 0.5%, Mexico in 1.3% and Colombia in 1.2%. These long-term growth rates will be revised upwards or downwards again in the future as new economic data is available. The discount rates used by CEMEX in its cash flows projections to determine the value in use of its operating segments as of December 31, 2019 generally decreased as compared to 2018 in a range of 0.6% up to 2.6%, mainly because of a decrease in 2019 in the funding cost observed in the industry that changed from 7.3% in 2018 to 5.4% in 2019. The risk-free rate associated to CEMEX remained significantly flat in the level of 2.9%, while the country risk-specific rates decreased slightly in 2019 in most cases. These reductions were partially offset by a slight increase in the public comparable companies’ stock volatility (beta) that changed from 1.06 in 2018 to 1.08 in 2019 and the decrease in the weighing of debt in the calculation of the discount rates that changed from 33.5% in 2018 to 31.7% in 2019. In connection with the discount rates and long-term growth rates included in the table above, CEMEX verified the reasonableness of its conclusions using sensitivity analyses to changes in assumptions, affecting the value in use of all groups of CGUs with an independent reasonably possible increase of 1% in the pre-tax discount rate, an independent possible decrease of 1% in the long-term growth rate, as well as using multiples of Operating EBITDA, by means of which, CEMEX determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill has been allocated. CEMEX considered an industry average Operating EBITDA multiple of 11.5 times in 2020, 11.5 times in 2019 and 11.1 times in 2018. In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, as well as the multiples of Operating EBITDA, in those operating segments that presented impairment charges or relative impairment risk during 2020, are as follows: Additional effects of the sensitivity analyses to the charges recognized from the changes in assumptions as of December 31, 2020 Multiples Impairment Long-term Operating losses Discount rate growth rate EBITDA Operating segment recognized +1% –1% 11.5x United States $ 1,020 188 – – The factors considered by the Company’s management that could cause the hypothetical scenarios of the previous sensitivity analysis in the United States are, in relation to the discount rate, an independent increase of 300 bps in the industry funding cost observed as of December 31, 2020 of 4.1% or, an independent increase in the risk-free rate of 190 bps over the rate of 2.3% in such country. Nonetheless, such assumptions do not seem probable as of December 31, 2020. As of December 31, 2020, except for the operating segment in the United States presented in the table above, none of the other sensitivity analyses indicated a potential impairment risk in CEMEX’s operating segments. CEMEX continually monitors the evolution of the group of CGUs to which goodwill has been allocated that have presented relative goodwill impairment risk in any of the reported periods and, if the relevant economic variables and the related value in use would be negatively affected, it may result in a goodwill impairment loss in the future. As of December 31, 2020 and 2019, goodwill allocated to its operating segment in the United States accounted for 76% and 78%, of CEMEX’s total amount of consolidated goodwill, respectively. In connection with CEMEX’s determination of value in use relative to its groups of CGUs in the United States in the reported periods, CEMEX has considered several factors, such as the historical performance of such operating segment, including the operating results in recent years, the long-term nature of CEMEX’s investment, the signs of recovery in the construction industry over the last years, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. To improve its assurance, as mentioned above, CEMEX verified its conclusions using sensitivity analyses over Operating EBITDA multiples of recent sale transaction within the industry occurred in such country, as well as macroeconomic information regarding gross domestic product and cement consumption over the projected periods issued by the International Monetary Fund and the U.S. Portland Cement Association, respectively.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 141 17) FINANCIAL INSTRUMENTS 17.1) CURRENT AND NON-CURRENT DEBT As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows: 2020 2019 1, 2 1, 2 Current Non-current Total Current Non-current Total Floating rate debt $ 172 2,538 2,710 $ 59 2,997 3,056 Fixed rate debt 7 6,622 6,629 3 6,306 6,309 $ 179 9,160 9,339 $ 62 9,303 9,365 3 Effective rate Floating rate 3.1% 4.0% 4.3% 4.1% Fixed rate 4.7% 5.6% 5.2% 5.5% 2020 2019 Effective Effective 3 3 Currency Current Non-current Total rate Current Non-current Total rate Dollars $ 6 6,089 6,095 5.8% $ 25 6,144 6,169 5.2% Euros 73 2,078 2,151 2.7% 3 2,438 2,441 3.1% Pounds 55 329 384 2.5% 23 433 456 3.2% Philippine pesos 3 220 223 4.1% 3 221 224 5.2% Mexican pesos – 334 334 6.8% – – – – Other currencies 42 110 152 4.9% 8 67 75 5.6% $ 179 9,160 9,339 $ 62 9,303 9,365 1 As of December 31, 2020 and 2019, from total debt of $9,339 and $9,365, respectively, 93% in 2020 and 84% in 2019 was held in the Parent Company, 11% in 2019 was in finance subsidiaries in the Netherlands and the United States, and 7% in 2020 and 5% in 2019 was in other countries. 2 As of December 31, 2020 and 2019, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $66 and $71, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method. 3 In 2020 and 2019, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period. As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by type of instrument, was as follows: 2020 Current Non-current 2019 Current Non-current Bank loans Bank loans Loans in foreign countries, 2021 to 2024 $ 67 371 Loans in foreign countries, 2020 to 2024 $ 1 290 Syndicated loans, 2021 to 2025 – 2,383 Syndicated loans, 2021 to 2022 – 2,865 67 2,754 1 3,155 Notes payable Notes payable Medium-term notes, 2024 to 2030 – 6,327 Medium-term notes, 2023 to 2026 – 6,044 Other notes payable, 2021 to 2027 7 184 Other notes payable, 2020 to 2025 6 159 7 6,511 6 6,203 Total bank loans and notes payable 74 9,265 Total bank loans and notes payable 7 9,358 Current maturities 105 (105) Current maturities 55 (55) $ 179 9,160 $ 62 9,303Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 141 17) FINANCIAL INSTRUMENTS 17.1) CURRENT AND NON-CURRENT DEBT As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by interest rates and currencies, was as follows: 2020 2019 1, 2 1, 2 Current Non-current Total Current Non-current Total Floating rate debt $ 172 2,538 2,710 $ 59 2,997 3,056 Fixed rate debt 7 6,622 6,629 3 6,306 6,309 $ 179 9,160 9,339 $ 62 9,303 9,365 3 Effective rate Floating rate 3.1% 4.0% 4.3% 4.1% Fixed rate 4.7% 5.6% 5.2% 5.5% 2020 2019 Effective Effective 3 3 Currency Current Non-current Total rate Current Non-current Total rate Dollars $ 6 6,089 6,095 5.8% $ 25 6,144 6,169 5.2% Euros 73 2,078 2,151 2.7% 3 2,438 2,441 3.1% Pounds 55 329 384 2.5% 23 433 456 3.2% Philippine pesos 3 220 223 4.1% 3 221 224 5.2% Mexican pesos – 334 334 6.8% – – – – Other currencies 42 110 152 4.9% 8 67 75 5.6% $ 179 9,160 9,339 $ 62 9,303 9,365 1 As of December 31, 2020 and 2019, from total debt of $9,339 and $9,365, respectively, 93% in 2020 and 84% in 2019 was held in the Parent Company, 11% in 2019 was in finance subsidiaries in the Netherlands and the United States, and 7% in 2020 and 5% in 2019 was in other countries. 2 As of December 31, 2020 and 2019, cumulative discounts, fees and other direct costs incurred in CEMEX’s outstanding debt borrowings and the issuance of notes payable (jointly “Issuance Costs”) for $66 and $71, respectively, are presented reducing debt balances and are amortized to financial expense over the maturity of the related debt instruments under the amortized cost method. 3 In 2020 and 2019, represents the weighted-average nominal interest rate of the related debt agreements determined at the end of each period. As of December 31, 2020 and 2019, CEMEX´s consolidated debt summarized by type of instrument, was as follows: 2020 Current Non-current 2019 Current Non-current Bank loans Bank loans Loans in foreign countries, 2021 to 2024 $ 67 371 Loans in foreign countries, 2020 to 2024 $ 1 290 Syndicated loans, 2021 to 2025 – 2,383 Syndicated loans, 2021 to 2022 – 2,865 67 2,754 1 3,155 Notes payable Notes payable Medium-term notes, 2024 to 2030 – 6,327 Medium-term notes, 2023 to 2026 – 6,044 Other notes payable, 2021 to 2027 7 184 Other notes payable, 2020 to 2025 6 159 7 6,511 6 6,203 Total bank loans and notes payable 74 9,265 Total bank loans and notes payable 7 9,358 Current maturities 105 (105) Current maturities 55 (55) $ 179 9,160 $ 62 9,303

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 142

As of December 31, 2020 and 2019, CEMEX's bank loans included the balances under CEMEX's facilities agreement entered on July 19, 2017, as amended and restated several times in 2020 and 2019 as described below (the "2017 Facilities Agreement") for $2,420 and $2,897, respectively. The 2017 Facilities Agreement is multi-currency and includes a committed revolving credit facility of $1,121 in 2020 and $1,135 in 2019.

Changes in consolidated debt for the years ended December 31, 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Debt at beginning of year	$	9,365	9,311	9,873
Proceeds from new debt instruments		4,210	3,331	2,325
Debt repayments		(4,572)	(3,284)	(2,745)
Foreign currency translation and accretion effects		336	7	(142)
Debt at end of year	$	9,339	9,365	9,311

As of December 31, 2020 and 2019, non-current notes payable for $6,511 and $6,203, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity date	Redeemed amount [2] $	Outstanding amount [2] $		2020	2019
September 2030 Notes [3]	17/Sep/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	–	1,000	$	995	–
November 2029 Notes [4]	19/Nov/19	CEMEX, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	–	1,000		993	992
June 2027 Notes	05/Jun/20	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.375%	05/Jun/27	–	1,000		994	–
April 2026 Notes	16/Mar/16	CEMEX, S.A.B. de C.V.	Dollar	1,000	7.75%	16/Apr/26	–	1,000		997	996
March 2026 Notes	19/Mar/19	CEMEX, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	–	449		487	446
July 2025 Notes	02/Apr/03	CEMEX Materials LLC	Dollar	150	7.70%	21/Jul/25	–	150		153	154
March 2025 Notes [3]	03/Mar/15	CEMEX, S.A.B. de C.V.	Dollar	750	6.125%	05/May/25	(750)	–		–	748
January 2025 Notes	11/Sep/14	CEMEX, S.A.B. de C.V.	Dollar	1,100	5.70%	11/Jan/25	(29)	1,071		1,069	1,069
December 2024 Notes	05/Dec/17	CEMEX, S.A.B. de C.V.	Euro	650	2.75%	05/Dec/24	–	729		792	726
June 2024 Notes [3]	14/Jun/16	CEMEX Finance LLC	Euro	400	4.625%	15/Jun/24	(400)	–		–	447
April 2024 Notes [4]	01/Apr/14	CEMEX Finance LLC	Dollar	1,000	6.00%	01/Apr/24	(1,000)	–		–	621
Other notes payable										31	4
									$	6,511	6,203

[1] As of December 31, 2020, except for the July 2025 Notes which are guaranteed exclusively by CEMEX Corp. and unless otherwise indicated, all issuances are fully and unconditionally guaranteed by CEMEX, S.A.B. de C.V., CEMEX Concretos, S.A. de C.V., CEMEX España, S.A. ("CEMEX España"), CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion, (S.A.S.), CEMEX Research Group AG and CEMEX UK.

[2] Presented net of all outstanding notes repurchased and held by CEMEX's subsidiaries.

[3] CEMEX used a significant portion of the proceeds from the September 2030 Notes to redeem in full the March 2025 Notes and the June 2024 Notes.

[4] In December 2019, CEMEX used a portion of the proceeds of the November 2029 Notes and increased to $360 the redeemed amount of the April 2024 Notes and further redeemed the entire amount in 2020.

The maturities of consolidated long-term debt as of December 31, 2020, were as follows:

		Bank loans	Notes payable	Total
2022	$	180	6	186
2023		766	6	772
2024		603	796	1,399
2025		1,100	1,226	2,326
2026 and thereafter		–	4,477	4,477
	$	2,649	6,511	9,160

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 143

As of December 31, 2020, CEMEX had the following lines of credit, of which, the only committed portion refers to the revolving credit facility under the 2017 Facilities Agreement, at annual interest rates ranging between 1.65% and 3.94%, depending on the negotiated currency:

		Lines of credit	Available
Other lines of credit in foreign subsidiaries	$	248	87
Other lines of credit from banks		310	310
Revolving credit facility 2017 Facilities Agreement		1,121	1,121
	$	1,679	1,518

As a result of debt issuances, exchange offers and tender offers incurred to refinance, replace and/or repurchase existing debt instruments, as applicable, CEMEX paid Issuance Costs for a combined amount of $98 in 2020, $63 in 2019 and $51 in 2018. Of these incurred Issuance Costs, $38 in 2020 and $24 in 2019, corresponding to new debt instruments or the refinancing of old debt, adjusted the carrying amount of the related debt instruments and are amortized over the remaining term of each instrument, while $60 in 2020, $39 in 2019 and $51 in 2018 of such Issuance Costs, associated with the extinguished portion of the related debt, were recognized in the statement of operations in each year within "Financial expense". In addition, Issuance Costs pending for amortization related to extinguished debt instruments for $19 in 2020, $1 in 2019 and $4 in 2018 were also recognized in the statement of operations of each year within "Financial expense."

2017 Facilities Agreement

On July 19, 2017, the Parent Company and certain subsidiaries entered into the 2017 Facilities Agreement for an amount in different currencies equivalent to $4,050 at the origination date. The proceeds were used to refinance in full the $3,680 then outstanding under the former facilities agreements and other debt repayments. All tranches under the 2017 Facilities Agreement have substantially the same terms and share the same guarantors and collateral package as other secured debt obligations of CEMEX. After the amendments to the 2017 Facilities Agreement mentioned below that became effective on October 13, 2020, all tranches under the 2017 Facilities Agreement amortize in five equal payments beginning in July 2021 and ending in July 2025, except for: (i) a tranche for the Mexican Peso equivalent of $313 amortizing in four equal payments beginning in July 2023 and ending in July 2025; and (ii) the commitments under the revolving credit which mature in July 2023.

All tranches under the 2017 Facilities Agreement have substantially the same terms, including a margin over LIBOR or EURIBOR and TIIE, as applicable, depending on the consolidated leverage ratio (as defined below in the Financial Covenants section) of CEMEX, as follows:

Consolidated leverage ratio	LIBOR / EURIBOR Applicable margin [1]	TIIE Applicable margin [1]
> = 6.00x	475 bps	425 bps
< 6.00x > = 5.50x	425 bps	375 bps
< 5.50x > = 5.00x	375 bps	325 bps
< 5.00x > = 4.50x	300 bps	250 bps
< 4.50x > = 4.00x	250 bps	210 bps
< 4.00x > = 3.50x	212.5 bps	180 bps
< 3.50x > = 3.00x	175 bps	150 bps
< 3.00x > = 2.50x	150 bps	125 bps
< 2.50x	125 bps	100 bps

[1] LIBOR and EURIBOR refer to the London Inter-Bank Offered Rate and the Euro Inter-Bank Offered Rate, respectively, variable rates used in international markets for debt denominated in U.S. dollars and Euros, respectively. TIIE refers to the *Tasa de Interés Interbancaria de Equilibrio*, variable rate used for debt denominated in Mexican Pesos. As of December 31, 2020 and 2019, 3-Month LIBOR rate was 0.23838% and 1.9084%, respectively, meanwhile 3-Month EURIBOR rate was -0.545% and -0.3839%, respectively. As of December 31, 2020, 28-day TIIE rate was 4.4805%. The contraction "bps" means basis points. One hundred basis points equal 1%.

As part of the amendment process to the 2017 Facilities Agreement that became effective on October 13, 2020, among other aspects, CEMEX negotiated: a) the extension of $1.1 billion of maturities by three years, from 2022 to 2025 and $1.1 billion (including the extension of December 17, 2020 mentioned below) of commitments under the revolving credit facility by one year from 2022 to 2023; b) the inclusion of five sustainability-linked metrics, including reduction of net CO_2 emissions per cementitious product, power consumption from green energy in cement and improvements in quarry rehabilitation and water management, among other metrics; c) redenominating $313 of previous Dollar debt under the term loans that are part of the 2017 Facilities Agreement to Mexican Pesos, and $82 to Euros; d) amending the consolidated leverage ratio, as described below in the financial covenants section; and e) amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR, as well as Mexican benchmark interbank rate provisions. On December 17, 2020, $136 of debt under the 2017 Facilities Agreement were further extended, of which, $43 mature in 2023 and $93 mature in 2025 in line with the October 13, 2020 amendment process.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 144 As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Facilities Agreement. CEMEX also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less. As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to $100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below. As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. (“ETM”), New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. In 2019, the Parent Company merged and absorbed ETM and CEMEX México, effective against third parties on February 26, 2020 and March 9, 2020, respectively. In addition, CEMEX España merged and absorbed New Sunward Holding B.V. with effects as of December 1, 2020. As a result, the merged and absorbed entities ceased to guarantee CEMEX, S.A.B. de C.V.’s indebtedness and the shares of CEMEX México and New Sunward Holding B.V., which used to be part of the Collateral, are no longer part of it. During the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals. In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to several negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2020 and 2019, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 144 As part of amendment process to the 2017 Facilities Agreement that became effective on May 22, 2020, among other aspects, CEMEX negotiated the modification of the financial covenants contained therein, including the leverage and coverage ratios, to levels that would ideally enable CEMEX to remain in compliance with such financial covenants notwithstanding the adverse effects arising during the COVID-19 Pandemic (note 2) and the period of gradual return to normal operations. As a result of the modifications to its financial covenants, the Company agreed to a one-time fee of $14 (35 basis points (“bps”)) and adjusted the applicable margin over LIBOR, or EURIBOR, as applicable, to accommodate for the changes to the leverage limits covenant. Moreover, CEMEX agreed to certain temporary restrictions which are no longer applicable with respect to permitted capital expenditures, the extension of loans to third parties, acquisitions and/or the use of proceeds from asset sales and fundraising activities, as well as an increase from zero to 125 bps in the financial expense, depending on the corresponding applicable margin, CEMEX would be required to pay under the 2017 Facilities Agreement. CEMEX also agreed to cease share repurchases whenever and for as long as the Company fails to report a consolidated leverage ratio of 4.50x or less. As part of the amendments to the 2017 Facilities Agreement that became effective on November 4, 2019, among other aspects, CEMEX negotiated: a) an exclusive amount of up to $500 permitted for share buy-back; b) a new allowance for disposals of non-controlling interests in subsidiaries that are no obligors under the 2017 Facilities Agreement of up to $100 per calendar year; c) amendments related to the implementation of corporate reorganizations in Mexico, Europe and TCL; and d) modifications to the calculation and limits of the consolidated coverage ratio and the consolidated leverage ratio, as described in the Financial Covenants section below. As part of the amendment process to the 2017 Facilities Agreement that became effective on April 2, 2019, among other aspects, CEMEX extended $1,060 of maturities by three years and made certain adjustments to its consolidated financial leverage ratio, as described below in the financial covenants section, in connection with the implementation of IFRS 16 and the neutralization of any potential effect from such adoption. In addition, CEMEX delayed the scheduled tightening of the consolidated financial leverage ratio limit by one year. The balance of debt under the 2017 Facilities Agreement, which debtor is CEMEX, S.A.B. de C.V., was originally guaranteed by CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX Concretos, S.A. de C.V., Empresas Tolteca de México, S.A. de C.V. (“ETM”), New Sunward Holding B.V., CEMEX España, CEMEX Asia B.V., CEMEX Corp., CEMEX Africa & Middle East Investments B.V., CEMEX Finance LLC, CEMEX France Gestion (S.A.S.), CEMEX Research Group AG and CEMEX UK. In addition, the debt under these agreements (together with all other senior capital markets debt issued or guaranteed by CEMEX, and certain other preceding facilities) is also secured by a first-priority security interest in: (a) substantially all the shares of CEMEX Operaciones México, S.A. de C.V, CEMEX Innovation Holding Ltd. and CEMEX España (the “Collateral”); and (b) all proceeds of such Collateral. In 2019, the Parent Company merged and absorbed ETM and CEMEX México, effective against third parties on February 26, 2020 and March 9, 2020, respectively. In addition, CEMEX España merged and absorbed New Sunward Holding B.V. with effects as of December 1, 2020. As a result, the merged and absorbed entities ceased to guarantee CEMEX, S.A.B. de C.V.’s indebtedness and the shares of CEMEX México and New Sunward Holding B.V., which used to be part of the Collateral, are no longer part of it. During the years 2020 and 2019, under the 2017 Facilities Agreement, CEMEX was required to: a) not exceed an aggregate amount for capital expenditures of $1,500 per year, excluding certain capital expenditures, joint venture investments and acquisitions by CHP and its subsidiaries and CLH and its subsidiaries, which had a separate limit of $500 (or its equivalent) each; and b) not exceed the amount for permitted acquisitions and investments in joint ventures of $400 per year. Nonetheless, such limitations did not apply if capital expenditures or acquisitions did not exceed free cash flow generation or were funded with proceeds from equity issuances or asset disposals. In addition to the restrictions mentioned above, and subject in each case to the permitted negotiated amounts and other exceptions, CEMEX is also subject to several negative covenants that, among other things, restrict or limit its ability to incur additional obligations, change its line of business, enter into mergers and enter into speculative derivatives transactions. Certain covenants and restrictions, such as the capital expenditure restrictions and several negative covenants, including restrictions on CEMEX’s ability to declare or pay cash dividends and distributions to shareholders, among others, shall cease to apply or become less restrictive if CEMEX so elects upon CEMEX’s Leverage Ratio (as defined hereinafter) for the two most recently completed quarterly testing periods being less than or equal to 3.75 times and no default under the 2017 Facilities Agreement is continuing. CEMEX cannot assure that it will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the 2017 Facilities Agreement. In addition, the 2017 Facilities Agreement contains events of default, some of which may occur and are outside of CEMEX’s control such as expropriation, sequestration and availability of foreign exchange. As of December 31, 2020 and 2019, CEMEX was in compliance with such limitations and restrictions contained in the 2017 Facilities Agreement. CEMEX cannot assure that in the future it will be able to comply with such restrictive covenants and limitations. CEMEX’s failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect CEMEX’s business and financial condition.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 145

Financial Covenants

The 2017 Facilities Agreement requires CEMEX to comply with financial ratios, which mainly include: a) the consolidated ratio of debt to Operating EBITDA (the "Leverage Ratio"); and b) the consolidated ratio of Operating EBITDA to interest expense (the "Coverage Ratio"). These financial ratios are calculated using the consolidated amounts under IFRS.

CEMEX must comply with a Coverage Ratio and a Leverage Ratio for each period of four consecutive quarters. After the October 13, 2020 amendments, the Coverage Ratio should be equal or greater than 1.75 times for each reference period ending on December 31, 2020 through March 31, 2021; equal or greater than 2.25 times for each reference period ending on June 30, 2021 through September 30, 2021; equal or greater than 2.50 times for each reference period ending on December 31, 2021 through September 30, 2022; and equal or greater than 2.75 times for each subsequent reference period. The limits for the Leverage Ratio are as follows:

Period	Leverage Ratio
For the period ending on December 31, 2020 up to and including the period ending on March 31, 2021	< = 6.25
For the period ending on June 30, 2021	< = 6.00
For the period ending on September 30, 2021 up to and including the period ending on March 31, 2022	< = 5.75
For the period ending on June 30, 2022 up to and including the period ending on September 30, 2022	< = 5.25
For the period ending on December 31, 2022 up to and including the period ending on March 31, 2023	< = 4.75
For the period ending on June 30, 2023 and each subsequent reference period	< = 4.50

Leverage Ratio: is calculated dividing "Funded Debt" by pro forma Operating EBITDA for the last twelve months as of the calculation date including a permanent fixed adjustment from the adoption of IFRS 16. Funded Debt equals debt, as reported in the statement of financial position, net of cash and cash equivalents, excluding components of liability of convertible subordinated notes, plus lease liabilities, perpetual debentures and guarantees, plus or minus the fair value of derivative financial instruments, as applicable, among other adjustments for business acquisitions or disposals. Before the April 2, 2019 amendments, the calculation of Funded Debt did not include cash and cash equivalents and obligations under lease contracts.

Pro forma Operating EBITDA represents, Operating EBITDA for the last twelve months as of the calculation date, after IFRS 16 effects, plus the portion of Operating EBITDA referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX, minus Operating EBITDA referring to such twelve-month period of any significant disposal that had already been liquidated.

Coverage Ratio: is calculated by dividing pro forma Operating EBITDA by the financial expense for the last twelve months as of the calculation date, both including IFRS 16 effects. Financial expense includes coupons accrued on the perpetual debentures.

As of December 31, 2020, 2019 and 2018, under the 2017 Facilities Agreement, the main consolidated financial ratios were as follows:

		Consolidated financial ratios [1]		
		2020	2019	2018
Leverage ratio	Limit	<=6.25	<=5.25	<=4.75
	Calculation	4.07	4.17	3.84
Coverage ratio	Limit	>=1.75	>=2.50	>=2.50
	Calculation	3.82	3.86	4.41

[1] Refers to the compliance limits and calculations that were effective on such dates. For 2019, before the October 13, 2020 amendments and the May 22, 2020 amendments. For 2018, before the April 2, 2019 amendments, the November 4, 2019 amendments and the adoption of IFRS 16 in the financial statements.

CEMEX's ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets.

CEMEX will classify all of its non-current debt as current debt if: 1) as of any measurement date CEMEX fails to comply with the aforementioned financial ratios; or 2) the cross default clause that is part of the 2017 Facilities Agreement is triggered by the provisions contained therein; 3) as of any date prior to a subsequent measurement date CEMEX expects not to be in compliance with such financial ratios in the absence of: a) amendments and/or waivers covering the next succeeding 12 months; b) high probability that the violation will be cured during any agreed upon remediation period and be sustained for the next succeeding 12 months; and/or c) an agreement to refinance the relevant debt on a long-term basis. As a result of such classification of debt as current for noncompliance with the agreed upon financial ratios or, in such event, the absence of a waiver of compliance or a negotiation thereof, after certain procedures upon CEMEX's lenders' request, they would call for the acceleration of payments due under the 2017 Facilities Agreement. That scenario would have a material adverse effect on CEMEX's operating results, liquidity or financial position.

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17.2) OTHER FINANCIAL OBLIGATIONS

As of December 31, 2020 and 2019, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2020				2019		
		Current	Non-current	Total		Current	Non-current	Total
I. Leases	$	293	967	1,260	$	262	1,044	1,306
II. Liabilities secured with accounts receivable		586	–	586		599	–	599
III. Convertible subordinated notes due 2020		–	–	–		520	–	520
	$	879	967	1,846	$	1,381	1,044	2,425

I. Leases (notes 3.6, 8.1, 15.2 and 24.1)

CEMEX has several operating and administrative assets under lease contracts (note 15.2). CEMEX applies the recognition exemption for short-term leases and leases of low-value assets. Changes in the balance of lease financial liabilities during 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Lease financial liability at beginning of year	$	1,306	1,315	1,309
Additions from new leases		213	274	296
Reductions from payments		(276)	(239)	(192)
Cancellations and liability remeasurements		(9)	(54)	(67)
Foreign currency translation and accretion effects		26	10	(31)
Lease financial liability at end of year	$	1,260	1,306	1,315

As of December 31, 2020, the maturities of non-current lease financial liabilities are as follows:

		Total
2022	$	199
2023		162
2024		127
2025		95
2026 and thereafter		384
	$	967

Total cash outflows for leases in 2020, 2019 and 2018, including the interest expense portion as disclosed at note 8.1, were $350, $316 and $266, respectively. Future payments associated with these contracts are presented in note 24.1.

II. Liabilities secured with accounts receivable

As mentioned in note 10, the funded amounts of sale of trade accounts receivable under securitization programs and/or factoring programs with recourse, are recognized in "Other financial obligations" in the statement of financial position.

III. Optional convertible subordinated notes due 2020

During 2015, the Parent Company issued $521 aggregate principal amount of 3.72% optional convertible subordinated notes due in March 2020 (the "2020 Convertible Notes") because of exchanges or settlements of other convertible notes. The 2020 Convertible Notes, were subordinated to most of CEMEX's liabilities and commitments and were convertible into a fixed number of the Parent Company's ADSs at any time at the holder's election and were subject to antidilution adjustments. As of December 31, 2019, the conversion price per ADS for the 2020 Convertible Notes was $10.73 dollars. On March 13, 2020, CEMEX paid $521 as full settlement of the aggregate outstanding amount of the 2020 Convertible Notes which matured on March 15, 2020 with a minimal conversion of ADS.

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17.3) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities

The book values of cash, trade receivables, other accounts receivable, trade payables, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the revolving nature of these financial assets and liabilities in the short-term.

The estimated fair value of CEMEX´s non-current debt is level 1 and level 2 and is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using market-based interest rates currently available to CEMEX.

The fair values determined by CEMEX for its derivative financial instruments are level 2. There is no direct measure for the risk of CEMEX or its counterparties in connection with such instruments. Therefore, the risk factors applied for CEMEX's assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of CEMEX or of its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX's overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of CEMEX's exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

As of December 31, 2020 and 2019, the carrying amounts of financial assets and liabilities and their respective fair values were as follows:

		2020			2019	
		Carrying amount	Fair value		Carrying amount	Fair value
Financial assets						
Derivative financial instruments (notes 14.2 and 17.4)	$	3	3	$	2	2
Other investments and non-current accounts receivable (note 14.2)		272	272		234	234
	$	275	275	$	236	236
Financial liabilities						
Long-term debt (note 17.1)	$	9,160	9,687	$	9,303	9,711
Other financial obligations (note 17.2)		967	1,012		1,044	1,071
Derivative financial instruments (notes 17.4 and 18.2)		53	53		46	46
	$	10,180	10,752	$	10,393	10,828

As of December 31, 2020 and 2019, assets and liabilities carried at fair value in the consolidated statements of financial position are included in the following fair value hierarchy categories (note 3.6):

2020		Level 1	Level 2	Level 3	Total
Assets measured at fair value					
Derivative financial instruments (notes 14.2 and 17.4)	$	–	3	–	3
Investments in strategic equity securities (note 14.2)		3	–	–	3
Other investments at fair value through earnings (note 14.2)		–	23	–	23
	$	3	26	–	29
Liabilities measured at fair value					
Derivative financial instruments (notes 17.4 and 18.2)	$	–	53	–	53

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2019		Level 1	Level 2	Level 3	Total
Assets measured at fair value					
Derivative financial instruments (notes 14.2 and 17.4)	$	–	2	–	2
Investments in strategic equity securities (note 14.2)		3	–	–	3
Other investments at fair value through earnings (note 14.2)		–	34	–	34
	$	3	36	–	39
Liabilities measured at fair value					
Derivative financial instruments (notes 17.4 and 18.2)	$	–	46	–	46

17.4) DERIVATIVE FINANCIAL INSTRUMENTS

During the reported periods, in compliance with the guidelines established by its Risk Management Committee, the restrictions set forth by its debt agreements and its hedging strategy (note 17.5), CEMEX held derivative instruments, with the objectives, as the case may be of: a) changing the risk profile or fixed the price of fuels; b) foreign exchange hedging; c) hedge of forecasted transactions; and d) other corporate purposes.

As of December 31, 2020 and 2019, the notional amounts and fair values of CEMEX's derivative instruments were as follows:

		2020		2019	
		Notional amount	Fair value	Notional amount	Fair value
I. Net investment hedge	$	741	(42)	1,154	(67)
II. Interest rate swaps		1,334	(47)	1,000	(35)
III. Equity forwards on third party shares		27	3	74	1
IV. Fuel price hedging		128	5	96	1
	$	2,230	(81)	2,324	(100)

The caption "Financial income and other items, net" in the income statement includes gains and losses related to the recognition of changes in fair values of the derivative financial instruments during the applicable period, which represented net losses of $17 in 2020, net losses of $1 in 2019 and net gains of $39 in 2018.

I. Net investment hedge

As of December 31, 2020 and 2019, there are Dollar/Mexican peso foreign exchange forward contracts under a program that started in 2017 with a notional of up to $1,250, which can be adjusted in relation to hedged risks. During 2020, this program was adjusted and reached a notional amount of $741 with forward contracts with tenors from 1 to 18 months. For accounting purposes under IFRS, CEMEX has designated this program as a hedge of CEMEX's net investment in Mexican pesos, pursuant to which changes in fair market value of these instruments are recognized as part of other comprehensive income in equity. For the years 2020, 2019 and 2018, these contracts generated gains of $53 and losses of $126 and $59, respectively, which partially offset currency translation results in each year recognized in equity generated from CEMEX's net assets denominated in Mexican pesos due to the depreciation of the peso in 2020 and the appreciation of the peso in 2019 and 2018.

II. Interest rate swap contracts

As of December 31, 2020 and 2019, CEMEX held interest rate swaps for a notional amount of $1,000 the fair value of which represented a liability of $44 and $35, respectively, negotiated in June 2018 to fix interest payments of existing bank loans bearing floating rates. The contracts mature in June 2023. During September 2020, CEMEX amended one of the interest rate swap contracts to reduce the weighted strike from 3.05% to 2.56% paying $14 recognized within "Financial income and other items, net" in the statement of operations. For accounting purposes under IFRS, CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the years ended in 2020 and 2019, changes in fair value of these contracts generated losses of $9 and losses of $26, respectively, recognized in other comprehensive income.

During October 2020, CEMEX negotiated interest rate swaps to fix interest payments of existing bank loans referenced to Mexican Peso floating rates and will mature in November 2023. As of December 31, 2020, CEMEX held a notional amount of $334 the fair value of which represented a liability of $3. CEMEX designated these contracts as cash flow hedges, pursuant to which, changes in fair value are initially recognized as part of other comprehensive income in equity and are subsequently allocated through financial expense as interest expense on the related bank loans is accrued. For the year ended in 2020 changes in fair value of these contracts generated losses of $3 recognized in other comprehensive income.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 149 As of December 31, 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of $6 in 2018, recognized in the income statement for each period. During 2019, CEMEX unwound and settled its interest rate swap. III. Equity forwards on third party shares As of December 31, 2020 and 2019, CEMEX maintained equity forward contracts with cash settlement in March 2021 and March 2020, respectively, over the price of 4.7 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. in 2020 and 13.9 million in 2019. During 2020 and 2019, CEMEX early settled a portion of these contracts for 9.2 and 6.9 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $1 in 2020, gains of $2 in 2019 and gains of $26 in 2018 recognized within “Financial income and other items, net” in the income statement. IV. Fuel price hedging As of December 31, 2020 and 2019, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $128 and $96, respectively, with an estimated aggregate fair value representing assets of $5 in 2020 and assets of $1 in 2019. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of $7, gains of $15 and losses of $35, respectively. Other derivative financial instruments negotiated during the periods During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations. Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 5.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations. 17.5) RISK MANAGEMENT Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities. In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows. As of December 31, 2020 and 2019, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The main risk categories are mentioned below:Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 149 As of December 31, 2018, CEMEX had an interest rate swap maturing in September 2022 associated with an agreement entered by CEMEX for the acquisition of electric energy in Mexico, the fair value of which represented assets of $11. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, CEMEX receives fixed rate of 5.4% and pays LIBOR. Changes in the fair value of this interest rate swap generated losses of $6 in 2018, recognized in the income statement for each period. During 2019, CEMEX unwound and settled its interest rate swap. III. Equity forwards on third party shares As of December 31, 2020 and 2019, CEMEX maintained equity forward contracts with cash settlement in March 2021 and March 2020, respectively, over the price of 4.7 million shares of Grupo Cementos de Chihuahua, S.A.B. de C.V. in 2020 and 13.9 million in 2019. During 2020 and 2019, CEMEX early settled a portion of these contracts for 9.2 and 6.9 million shares, respectively. Changes in the fair value of these instruments and early settlement effects generated gains of $1 in 2020, gains of $2 in 2019 and gains of $26 in 2018 recognized within “Financial income and other items, net” in the income statement. IV. Fuel price hedging As of December 31, 2020 and 2019, CEMEX maintained forward and option contracts negotiated to hedge the price of certain fuels, primarily diesel and gas, in several operations for aggregate notional amounts of $128 and $96, respectively, with an estimated aggregate fair value representing assets of $5 in 2020 and assets of $1 in 2019. By means of these contracts, for its own consumption only, CEMEX fixed the price of these fuels over certain volumes representing a portion of the estimated consumption of such fuels in several operations. These contracts have been designated as cash flow hedges of diesel or gas consumption, and as such, changes in fair value are recognized temporarily through other comprehensive income and are recycled to operating expenses as the related fuel volumes are consumed. For the years 2020, 2019 and 2018, changes in fair value of these contracts recognized in other comprehensive income represented gains of $7, gains of $15 and losses of $35, respectively. Other derivative financial instruments negotiated during the periods During 2020, CEMEX negotiated Dollar/Peso, Dollar/Euro and Dollar/British Pound foreign exchange forward contracts to sell Dollars and Pesos and buy Euro and British Pounds, negotiated in connection with the voluntary prepayment and currency exchanges under the 2017 Facilities Agreement, for a combined notional amount of $397. For the year 2020, the aggregate results from positions entered and settled, generated losses of $15 recognized within “Financial income and other items, net” in the statements of operation. Additionally, during 2020, CEMEX negotiated Dollar/Euro foreign exchange forward contracts to sell Dollars and buy Euro, negotiated in connection with the redemption of the 4.625% April 2024 Notes. For the year 2020, the aggregate results of these instruments from positions entered and settled, generated gains of $3, recognized within “Financial income and other items, net” in the statement of operations. Moreover, in connection with the proceeds from the sale of certain assets in the United Kingdom (note 5.2), the Company negotiated British Pound/Euro foreign exchange forward contracts to sell British Pounds and buy Euro for a notional amount of $186. CEMEX settled such derivatives on August 5, 2020. During the year 2020, changes in the fair value of these instruments and their settlement generated gains of $9 recognized within “Financial income and other items, net” in the statement of operations. 17.5) RISK MANAGEMENT Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sell or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities. In the ordinary course of business, CEMEX is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petcoke, fly-ash, gypsum and other industrial materials which are commonly used by CEMEX in the production process, and expose CEMEX to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent CEMEX’s risk management framework and that are supervised by several Committees, CEMEX’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which CEMEX incurred its debt, with those in which CEMEX generates its cash flows. As of December 31, 2020 and 2019, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 17.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities. The main risk categories are mentioned below:

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 150 Credit risk Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets. The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2020, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $121. Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt. As of December 31, 2020 and 2019, 17% and 22%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 294 basis points in 2020 and 285 basis points in 2019. These figures reflect the effect of interest rate swaps held by CEMEX during 2020 and 2019. As of December 31, 2020 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have reduced by $17 and $19, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2020 and 2019. A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX operates. The Company anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, as mentioned in note 17.1 as part of the October 13 amendments to the 2017 Facilities Agreements, to ease this transition, CEMEX included amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR. CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 150 Credit risk Credit risk is the risk of financial loss faced by CEMEX if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2020 and 2019, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. Exposure to credit risk is monitored constantly according to the payment behavior of debtors. Credit is assigned on a customer-by-customer basis and is subject to assessments which consider the customers’ payment capacity, as well as past behavior regarding due dates, balances past due and delinquent accounts. In cases deemed necessary, CEMEX’s management requires guarantees from its customers and financial counterparties regarding financial assets. The Company’s management has established a policy of low risk tolerance which analyzes the creditworthiness of each new client individually before offering the general conditions of payment terms and delivery. The review includes external ratings, when references are available, and in some cases bank references. Thresholds of purchase limits are established for each client, which represent the maximum purchase amounts that require different levels of approval. Customers that do not meet the levels of solvency requirements imposed by CEMEX can only carry out transactions by paying cash in advance. As of December 31, 2020, considering CEMEX’s best estimate of potential expected losses based on the ECL model developed by CEMEX (note 10), the allowance for expected credit losses was $121. Interest rate risk Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates, which only affects CEMEX’s results if the fixed-rate long-term debt is measured at fair value. All of CEMEX’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. CEMEX’s accounting exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period. Nonetheless, it is not economically efficient to concentrate on fixed rates at a high point when the interest rates market expects a downward trend. That is, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. CEMEX manages its interest rate risk by balancing its exposure to fixed and variable rates while attempting to reduce its interest costs. CEMEX could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction are expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt. As of December 31, 2020 and 2019, 17% and 22%, respectively, of CEMEX’s long-term debt was denominated in floating rates at a weighted-average interest rate of LIBOR plus 294 basis points in 2020 and 285 basis points in 2019. These figures reflect the effect of interest rate swaps held by CEMEX during 2020 and 2019. As of December 31, 2020 and 2019, if interest rates at that date had been 0.5% higher, with all other variables held constant, CEMEX’s net income for 2020 and 2019 would have reduced by $17 and $19, respectively, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by CEMEX during 2020 and 2019. A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as the “IBOR reform”). CEMEX has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions in which CEMEX operates. The Company anticipates that the IBOR reform will imply adjustments to its risk management and hedge accounting practices. Nonetheless, as mentioned in note 17.1 as part of the October 13 amendments to the 2017 Facilities Agreements, to ease this transition, CEMEX included amendments to incorporate Loan Market Association replacement screen rate provisions in anticipation of the discontinuation of LIBOR and potentially EURIBOR. CEMEX’s respective risk management committee monitors and manages the Company’s transition to alternative rates. The committee evaluates the extent to which contracts reference IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties. The committee reports to the Parent Company’s Board of Directors quarterly and collaborates with other business functions as needed. It provides periodic reports to management of interest rate risk and risks arising from IBOR reform.

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CEMEX 2020 INTEGRATED REPORT 151

Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. CEMEX's exposure to the risk of changes in foreign exchange rates relates primarily to its operating activities. Due to its geographic diversification, CEMEX's revenues and costs are generated and settled in various countries and in different currencies. For the year ended December 31, 2020, 21% of CEMEX's net sales, before eliminations resulting from consolidation, were generated in Mexico, 29% in the United States, 5% in the United Kingdom, 6% in France, 4% in Germany, 2% in Spain, 15% in the Rest of EMEAA region, 3% in Colombia, 1% in Panama, 2% in Dominican Republic, 2% in Caribbean TCL, 4% in the Rest of South, Central America and the Caribbean region, and 6% in CEMEX's other operations.

Foreign exchange results incurred through monetary assets or liabilities in a currency different from its functional currency are recorded in the consolidated statements of operations. Exchange fluctuations associated with foreign currency indebtedness directly related to the acquisition of foreign entities and exchange fluctuations in related parties' long-term balances denominated in foreign currency that are not expected to be settled in the foreseeable future, are recognized in the statement of other comprehensive income. As of December 31, 2020 and 2019, excluding from the sensitivity analysis the impact of translating the net assets denominated in currencies different from CEMEX's presentation currency, considering a hypothetic 10% strengthening of the dollar against the Mexican peso, with all other variables held constant, CEMEX's net income for 2020 and 2019 would have decreased by $87 and $76, respectively, as a result of higher foreign exchange losses on CEMEX's dollar-denominated net monetary liabilities held in consolidated entities with other functional currencies. Conversely, a hypothetic 10% weakening of the U.S. dollar against the Mexican peso would have the opposite effect.

As of December 31, 2020, 65% of CEMEX's financial debt was Dollar-denominated, 23% was Euro-denominated, 4% was Pound-denominated, 4% was Mexican peso-denominated, 2% was Philippine peso-denominated and 2% was in other currencies. Therefore, CEMEX had a foreign currency exposure arising mainly from the Dollar-denominated and Euro-denominated financial debt versus the several currencies in which CEMEX's revenues are settled in most countries in which it operates. The amounts of Pound-denominated financial debt and Philippine peso-denominated financial debt outstanding as of December 31, 2020, are closely related to the amount of revenues generated in such currencies and/or, in the case of the Euro-denominated financial debt, the amount of CEMEX's net assets denominated in such currencies; therefore, CEMEX considers that the foreign currency risk related to these amounts of debt is low. Nonetheless, CEMEX cannot guarantee that it will generate sufficient revenues in dollars, euros, pounds and Philippine pesos from its operations to service these obligations. As of December 31, 2020 and 2019, CEMEX had not implemented any derivative financing hedging strategy to address this foreign currency risk. Nonetheless, CEMEX may negotiate derivative financing hedging strategies in the future if either of its debt portfolio currency mix, interest rate mix, market conditions and/or expectations changes.

As of December 31, 2020 and 2019, CEMEX's consolidated net monetary assets (liabilities) by currency are as follows:

		2020					
		Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$	856	550	1,452	240	419	3,517
Monetary liabilities		1,420	2,480	3,534	680	9,625	17,739
Net monetary assets (liabilities)	$	(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)
Out of which:							
Dollars	$	(161)	(1,930)	17	(37)	(6,065)	(8,176)
Pesos		(403)	–	–	–	(87)	(490)
Euros		–	–	(743)	–	(2,451)	(3,194)
Pounds		–	–	(1,174)	–	26	(1,148)
Other currencies		–	–	(182)	(403)	(629)	(1,214)
	$	(564)	(1,930)	(2,082)	(440)	(9,206)	(14,222)

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		2019					
		Mexico	United States	EMEAA	SCA&C	Others [1]	Total
Monetary assets	$	721	1,017	1,593	280	190	3,801
Monetary liabilities		1,311	2,444	3,162	589	10,220	17,726
Net monetary assets (liabilities)	$	(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)
Out of which:							
Dollars	$	(23)	(1,427)	–	(72)	(6,715)	(8,237)
Pesos		(567)	–	–	–	(144)	(711)
Euros		–	–	(519)	1	(2,505)	(3,023)
Pounds		–	–	(807)	–	20	(787)
Other currencies		–	–	(243)	(238)	(686)	(1,167)
	$	(590)	(1,427)	(1,569)	(309)	(10,030)	(13,925)

[1] Includes the Parent Company, CEMEX's financing subsidiaries, as well as Neoris N.V., among other entities.

Considering that the Parent Company's functional currency for all assets, liabilities and transactions associated with its financial and holding company activities is the dollar (note 3.4), there is foreign currency risk associated with the translation into dollars of subsidiaries' net assets denominated in different currencies. When the dollar appreciates, the value of these net assets denominated in other currencies decreases in terms of Dollars, generating negative foreign currency translation and reducing stockholders' equity. Conversely, when the dollar depreciates, the value of such net assets denominated in other currencies would increase in terms of dollars generating the opposite effect. CEMEX has implemented a Dollar/Mexican peso foreign exchange forward contracts program to hedge foreign currency translation in connection with its net assets denominated in pesos (note 17.4).

Equity risk

Equity risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market price of CEMEX, S.A.B. de C.V.'s and/or third party's shares. As described in note 17.4, considering specific objectives, CEMEX has negotiated equity forward contracts on third-party shares. Under these equity derivative instruments, there is a direct relationship from the change in the fair value of the derivative with the change in price of the underlying share. All changes in fair value of such derivative instruments are recognized in the income statement as part of "Financial income and other items, net." During the reported periods effects were not significant.

As of December 31, 2020 and 2019, the potential change in the fair value of CEMEX's forward contracts in GCC shares that would result from a hypothetical, instantaneous decrease of 10% in the market price of GCC shares in dollars, with all other variables held constant, CEMEX's net income would have reduced by $3 in 2020 and $7 in 2019, because of additional negative changes in fair value associated with these forward contracts. A 10% hypothetical increase in the price of GCC shares would have generated approximately the opposite effect.

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. In addition to cash flows provided by its operating activities, to meet CEMEX's overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, CEMEX relies on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX is exposed to risks from changes in foreign currency exchange rates, prices and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which it operates, any one of which may materially affect CEMEX's results and reduce cash from operations. The maturities of CEMEX's contractual obligations are included in note 24.1.

As of December 31, 2020, current liabilities, which included $1,063 of current debt and other financial obligations, exceed current assets by $1,117. It is noted that as part of its operating strategy implemented by management, the Company operates with a negative working capital balance. For the year ended December 31, 2020, CEMEX generated net cash flows provided by operating activities of $1,578. The Company's management considers that CEMEX will generate sufficient cash flows from operations in the following twelve months to meet its current obligations and trusts in its proven capacity to continually refinance and replace its current obligations, which will enable CEMEX to meet any liquidity risk in the short-term. In addition, as of December 31, 2020, CEMEX has committed lines of credit under the revolving credit facility in its 2017 Facilities Agreement for a total amount of $1,121.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 153 18) OTHER CURRENT AND NON-CURRENT LIABILITIES 18.1) OTHER CURRENT LIABILITIES As of December 31, 2020 and 2019, consolidated other current liabilities were as follows: 2020 2019 1 Provisions $ 718 558 Interest payable 86 88 2 Other accounts payable and accrued expenses 267 313 3 Contract liabilities with customers (note 4) 201 225 $ 1,272 1,184 1 Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. 2 As of December 31, 2020 and 2019, includes $19 and $22, respectively, of the current portion of other taxes payable in Mexico. 3 As of December 31, 2020 and 2019, contract liabilities with customers included $161 and $184, respectively, of advances received from customers, as well as in 2020 and 2019 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $4 and $4, respectively. 18.2) OTHER NON-CURRENT LIABILITIES As of December 31, 2020 and 2019, consolidated other non-current liabilities were as follows: 2020 2019 1 Asset retirement obligations $ 369 327 2 Accruals for legal assessments and other responsibilities 27 30 Non-current liabilities for valuation of derivative instruments 53 46 3 Environmental liabilities 275 214 4, 5 Other non-current liabilities and provisions 273 308 $ 997 925 1 Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life. 2 Provisions for legal claims and other responsibilities include items related to tax contingencies. 3 Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years. 4 As of December 31, 2020 and 2019, includes $12 and $31, respectively, of the non-current portion of taxes payable in Mexico. 5 As of December 31, 2020 and 2019, the balance includes deferred revenues of $42 and $50, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 153 18) OTHER CURRENT AND NON-CURRENT LIABILITIES 18.1) OTHER CURRENT LIABILITIES As of December 31, 2020 and 2019, consolidated other current liabilities were as follows: 2020 2019 1 Provisions $ 718 558 Interest payable 86 88 2 Other accounts payable and accrued expenses 267 313 3 Contract liabilities with customers (note 4) 201 225 $ 1,272 1,184 1 Current provisions primarily consist of accrued employee benefits, insurance payments, accruals for legal assessments and others. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. 2 As of December 31, 2020 and 2019, includes $19 and $22, respectively, of the current portion of other taxes payable in Mexico. 3 As of December 31, 2020 and 2019, contract liabilities with customers included $161 and $184, respectively, of advances received from customers, as well as in 2020 and 2019 the current portion of deferred revenues in connection with advances under long-term clinker supply agreements of $4 and $4, respectively. 18.2) OTHER NON-CURRENT LIABILITIES As of December 31, 2020 and 2019, consolidated other non-current liabilities were as follows: 2020 2019 1 Asset retirement obligations $ 369 327 2 Accruals for legal assessments and other responsibilities 27 30 Non-current liabilities for valuation of derivative instruments 53 46 3 Environmental liabilities 275 214 4, 5 Other non-current liabilities and provisions 273 308 $ 997 925 1 Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life. 2 Provisions for legal claims and other responsibilities include items related to tax contingencies. 3 Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years. 4 As of December 31, 2020 and 2019, includes $12 and $31, respectively, of the non-current portion of taxes payable in Mexico. 5 As of December 31, 2020 and 2019, the balance includes deferred revenues of $42 and $50, respectively, that are amortized to the income statement as deliverables are fulfilled over the maturity of long-term clinker supply agreements.

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Changes in consolidated other current and non-current liabilities for the years ended December 31, 2020 and 2019, were as follows:

		2020						
		Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2019
Balance at beginning of period	$	327	214	30	102	851	1,524	1,335
Additions or increase in estimates		80	1	3	7	2,306	2,397	1,641
Releases or decrease in estimates		(28)	–	(8)	–	(2,132)	(2,168)	(1,527)
Reclassifications		54	–	–	–	59	113	62
Accretion expense		(17)	62	–	–	(167)	(122)	(59)
Foreign currency translation		(47)	(2)	2	(18)	77	12	72
Balance at end of period	$	369	275	27	91	994	1,756	1,524
Out of which:								
Current provisions	$	–	–	–	38	721	759	599

19) PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2020, 2019 and 2018 were $48, $50 and $45, respectively. CEMEX contributes periodically the amounts offered by the pension plan to the employee's individual accounts, not retaining any remaining liability as of the financial statements' date.

Defined benefit pension plans

Most of CEMEX's defined benefit plans have been closed to new participants for several years. Actuarial results related to pension and other post-employment benefits are recognized in earnings and/or in "Other comprehensive income" for the period in which they are generated, as appropriate. For the years ended December 31, 2020, 2019 and 2018, the effects of pension plans and other post-employment benefits are summarized as follows:

		Pensions			Other benefits			Total		
Net period cost (income):		2020	2019	2018	2020	2019	2018	2020	2019	2018
Recorded in operating costs and expenses										
Service cost	$	10	10	10	2	2	3	12	12	13
Past service cost		(2)	1	9	1	–	–	(1)	1	9
Settlements and curtailments		–	(3)	–	(1)	–	–	(1)	(3)	–
		8	8	19	2	2	3	10	10	22
Recorded in other financial expenses										
Net interest cost		28	34	35	5	5	5	33	39	40
Recorded in other comprehensive income										
Actuarial (gains) losses for the period		181	203	(176)	18	7	–	199	210	(176)
	$	217	245	(122)	25	14	8	242	259	(114)

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As of December 31, 2020 and 2019, the reconciliation of the actuarial benefits' obligations and pension plan assets, are presented as follows:

		Pensions		Other benefits		Total	
		2020	2019	2020	2019	2020	2019
Change in benefits obligation:							
Projected benefit obligation at beginning of the period	$	2,651	2,375	87	79	2,738	2,454
Service cost		10	10	2	2	12	12
Interest cost		70	78	5	5	75	83
Actuarial losses		258	268	18	7	276	275
Additions through business combinations		1	–	–	–	1	–
Settlements and curtailments		–	(3)	(1)	–	(1)	(3)
Reduction from disposal of assets		–	(2)	–	–	–	(2)
Plan amendments		(2)	1	1	–	(1)	1
Benefits paid		(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation		80	65	(1)	1	79	66
Projected benefit obligation at end of the period		2,928	2,651	105	87	3,033	2,738
Change in plan assets:							
Fair value of plan assets at beginning of the period		1,599	1,486	1	1	1,600	1,487
Return on plan assets		42	44	–	–	42	44
Actuarial gains		77	65	–	–	77	65
Employer contributions		75	103	6	7	81	110
Reduction for disposal of assets		–	(1)	–	–	–	(1)
Benefits paid		(140)	(141)	(6)	(7)	(146)	(148)
Foreign currency translation		40	43	–	–	40	43
Fair value of plan assets at end of the period		1,693	1,599	1	1	1,694	1,600
Net projected liability in the statement of financial position	$	1,235	1,052	104	86	1,339	1,138

For the years 2020, 2019 and 2018, actuarial (gains) losses for the period were generated by the following main factors as follows:

		2020	2019	2018
Actuarial (gains) losses due to experience	$	1	5	(58)
Actuarial (gains) losses due to demographic assumptions		18	(11)	(57)
Actuarial (gains) losses due financial assumptions		180	216	(61)
	$	199	210	(176)

In 2020, net actuarial losses due to financial assumptions were mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits' obligations mainly in the United Kingdom, the United States, and Mexico, as market interest rates decrease globally in 2020 as compared to 2019, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In addition, the United Kingdom Government confirmed on November 25, 2020, with effect from February 2030 onwards, Retail Prices Index ("RPI") will be aligned with Consumer Prices Index ("CPI"). The RPI is used to set pension increase assumptions for the United Kingdom pension plans. As a result of this change, in 2020, CEMEX had an increase in its United Kingdom pension liabilities of $54. In 2019, such net actuarial losses were also mainly driven by a general decrease in the discount rates applicable to the calculation of the benefits' obligations mainly in the United Kingdom, the United States, Germany and Mexico, as market interest rates decrease globally in 2019 as compared to 2018, partially offset by actual returns in plan assets higher than estimated in the United Kingdom and the United States. In 2018, net actuarial gains due to financial assumptions were mainly generated by a general increase in the discounts rates applied for the calculation of the pension benefit obligations in the United Kingdom, Germany, United States and Mexico, among others, resulting from the increase in market interest rates after several years in which such rates reached historically low levels.

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As of December 31, 2020 and 2019, based on the hierarchy of fair values, plan assets are detailed as follows:

	2020				2019			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$ 44	–	–	44	$ 45	16	–	61
Investments in corporate bonds	1	474	–	475	4	396	–	400
Investments in government bonds	86	371	–	457	90	450	–	540
Total fixed-income securities	131	845	–	976	139	862	–	1,001
Investment in marketable securities	341	89	–	430	223	157	–	380
Other investments and private funds	146	55	90	291	46	85	88	219
Total variable-income securities	487	144	90	721	269	242	88	599
Total plan assets	$ 618	989	90	1,697	$ 408	1,104	88	1,600

The most significant assumptions used in the determination of the benefit obligation were as follows:

	2020				2019			
	Mexico	United States	United Kingdom	Range of rates in other countries	Mexico	United States	United Kingdom	Rates ranges in other countries
Discount rates	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of return on plan assets	7.8%	2.6%	1.5%	0.2% – 9.0%	8.75%	3.6%	2.1%	0.4% – 8.8%
Rate of salary increases	4.5%	–	3.0%	2.3% – 6.8%	4.0%	–	3.0%	2.3% – 6.8%

As of December 31, 2020, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

	Estimated payments
2021	$ 157
2022	144
2023	144
2024	144
2025 – 2030	868

As of December 31, 2020 and 2019, the aggregate projected benefit obligation ("PBO") for pension plans and other post-employment benefits and the plan assets by country were as follows:

	2020			2019		
	PBO	Assets	Deficit	PBO	Assets	Deficit
Mexico	$ 216	29	187	$ 203	24	179
United States	305	222	83	297	219	78
United Kingdom [1]	1,925	1,214	711	1,681	1,128	553
Germany	219	8	211	204	9	195
Other countries	368	221	147	353	220	133
	$ 3,033	1,694	1,339	$ 2,738	1,600	1,138

[1] Applicable regulation in the United Kingdom requires to maintain plan assets at a level similar to that of the obligations. Beginning in 2012, the pension fund started to receive annual dividends from a limited partnership (the "Partnership"), whose assets transferred by CEMEX UK of an approximate value of $553, are leased back to CEMEX UK. The Partnership is owned, controlled and consolidated by CEMEX UK. The annual dividends received by the pension funds in 2020, 2019 and 2018, which increase at a 5% rate per year, were £21.3 ($29), £20.3 ($27) and £19.3 ($25), respectively. In 2037, on expiry of the arrangement, the Partnership will be terminated and under the terms of the agreement, the remaining assets will be distributed to CEMEX UK. Distributions from the Partnership to the pension fund are considered as employer contributions to plan assets in the period in which they occur.

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In some countries, CEMEX has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2020 and 2019, the projected benefits obligation related to these benefits was $78 and $62, respectively, included within other benefits liability. The medical inflation rates used to determine the projected benefits obligation of these benefits in 2020 and 2019 for Mexico were 8% in both years, for Puerto Rico 6.4% and 6.3%, respectively, for the United Kingdom were 6.5% in both years and for TCL were 5.0% and 8.0%, respectively.

Significant events of settlements or curtailments related to employees' pension benefits and other post-employment benefits during the reported periods

During 2020, in connection with the divestiture of Kosmos' assets in the United States (note 5.1), CEMEX recognized a curtailment gain of $1 related to its medical plan. Moreover, in France, CEMEX changed certain formulas of the pension benefits resulting in a past service gain of $2. In addition, in Mexico, CEMEX changed some postretirement benefits which resulted in an expense for past services of $1 in 2020. These effects were recognized in the income statement for the year.

During 2019, CEMEX in France closed two legal entities resulting in a curtailment gain of $3, which were recognized in the income statement for the period. There were no significant events during 2018.

Sensitivity analysis of pension and other post-employment benefits

For the year ended December 31, 2020, CEMEX performed sensitivity analyses on the most significant assumptions that affect the PBO, considering reasonable independent changes of plus or minus 50 basis points in each of these assumptions. The increase (decrease) that would have resulted in the PBO of pensions and other post-employment benefits as of December 31, 2020 are shown below:

		Pensions		Other benefits		Total	
Assumptions:		+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps
Discount Rate Sensitivity	$	(202)	228	(5)	6	(207)	234
Salary Increase Rate Sensitivity		7	(7)	1	–	8	(7)
Pension Increase Rate Sensitivity		146	(128)	–	–	146	(128)

Multiemployer defined benefit pension plans

In addition to the Company's sponsored plans, certain union employees in the United States and the United Kingdom are covered under multiemployer defined benefit plans administered by their unions. The Company's funding arrangements, rate of contributions and funding requirements were made in accordance with the contractual multiemployer agreements. The combined amounts contributed to the multiemployer plans were $56 in 2020, $64 in 2019 and $65 in 2018. The Company expects to contribute approximately $58 to the multiemployer plans in 2021.

In addition to the funding described in the preceding paragraph, CEMEX negotiated with a union managing a multiemployer plan in the United States the change of the plan from defined benefit to defined contribution beginning on September 29, 2019. This change generated a one-time settlement obligation of $24 recognized in the income statement in 2019 as part of "Other expenses, net", against an accrued liability. Payments are expected to be made over the next 20 years though lump sum payment is allowable.

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20) INCOME TAXES

20.1) INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the statements of operations for 2020, 2019 and 2018 are summarized as follows:

		2020	2019	2018
Current income tax expense	$	174	143	99
Deferred income tax expense (revenue)		(122)	19	125
	$	52	162	224

20.2) DEFERRED INCOME TAXES

As of December 31, 2020 and 2019, the main temporary differences that generated the consolidated deferred income tax assets and liabilities are presented below:

		2020	2019
Deferred tax assets:			
Tax loss carryforwards and other tax credits	$	777	757
Accounts payable and accrued expenses		558	458
Intangible assets, net		49	57
Total deferred tax assets, gross		1,384	1,272
Presentation offset regarding same legal entity		(644)	(645)
		740	627
Deferred tax liabilities:			
Property, machinery and equipment and right-of-use asset, net		(1,273)	(1,323)
Investments and other assets		(29)	(42)
Total deferred tax liabilities, gross		(1,302)	(1,365)
Presentation offset regarding same legal entity		644	645
Total deferred tax liabilities, net in the statement of financial position		(658)	(720)
Net deferred tax assets (liabilities)	$	82	(93)
Out of which:			
Net deferred tax liability in Mexican entities [1]	$	(77)	(157)
Net deferred tax asset in Foreign entities [2]		159	64
Net deferred tax asset (liability)	$	82	(93)

[1] Net deferred tax liabilities in Mexico mainly refer to a temporary difference resulting when comparing at the reporting date the carrying amount of property, machinery and equipment, as per IFRS, and their corresponding tax values (remaining tax-deductible amount), partially offset by certain deferred tax assets from tax loss carryforwards that are expected to be recovered in the future against taxable income. When the book value is greater than the related tax value results in a deferred tax liability. In 2011, upon transition to IFRS, CEMEX elected to measure its fixed assets at fair value, which resulted in a significant increase in book value, mainly associated with the revaluation of mineral reserves. Such restated amounts are depleted to the income statement in a period over 35 years, generating accounting expense that is not tax-deductible; hence the temporary difference will gradually reverse over time but does not represent a payment obligation to the tax authority at the reporting date.

[2] Net deferred tax assets in foreign entities in 2020 and 2019 are mainly related to tax loss carryforwards recognized in prior years, mainly in the United States, that are expected to be recovered in the future against taxable income.

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As of December 31, 2020 and 2019, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

	2020				2019			
		Assets	Liabilities	Net		Assets	Liabilities	Net
Mexican entities	$	152	(229)	(77)	$	189	(346)	(157)
Foreign entities		588	(429)	159		438	(374)	64
	$	740	(658)	82	$	627	(720)	(93)

The breakdown of changes in consolidated deferred income taxes during 2020, 2019 and 2018 was as follows:

		2020	2019	2018
Deferred income tax expense (revenue) in the income statement	$	(122)	19	125
Deferred income tax revenue in stockholders' equity [1]		(41)	(59)	(10)
Reclassifications [2]		(12)	3	3
Change in deferred income tax during the period	$	(175)	(37)	118

[1] In 2018, includes a deferred income tax revenue of $8 in connection with the adoption of IFRS 9 on January 1, 2018.

[2] In 2020, 2019 and 2018, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 5.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Revenue related to foreign exchange fluctuations from intercompany balances (note 21.2)	$	(19)	(19)	(2)
Expense (revenue) associated to actuarial results (note 21.2)		(41)	(29)	31
Revenue related to derivative financial instruments (note 17.4)		14	(34)	(3)
Expense (revenue) from foreign currency translation and other effects		(14)	4	(38)
	$	(60)	(78)	(12)

As of December 31, 2020, consolidated tax loss and tax credits carryforwards expire as follows:

		Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards
2021	$	93	81	12
2022		312	289	23
2023		475	454	21
2024		524	234	290
2025 and thereafter		14,897	12,078	2,819
	$	16,301	13,136	3,165

As of December 31, 2020, in connection with CEMEX's deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, CEMEX would need to generate $3,165 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by CEMEX's management to allocate resources and evaluate performance in the countries in which CEMEX operates, along with the implementation of feasible tax strategies, CEMEX believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of CEMEX's deferred tax assets refers to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX's management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability related to its investments in subsidiaries considering that CEMEX controls the reversal of the temporary differences arising from these investments and management is satisfied that such temporary differences will not reverse in the foreseeable future.

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20.3) RECONCILIATION OF EFFECTIVE INCOME TAX RATE

For the years ended December 31, 2020, 2019 and 2018, the effective consolidated income tax rates were as follows:

		2020	2019	2018
Earnings before income tax	$	(1,274)	253	717
Income tax expense		(52)	(162)	(224)
Effective consolidated income tax expense rate [1]		(4.1)%	64.0 %	31.2 %

[1] The average effective tax rate equals the net amount of income tax revenue or expense divided by income or loss before income taxes, as these line items are reported in the income statement.

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different income tax rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the statutory tax rate applicable in Mexico, and the effective tax rate presented in the consolidated statements of operations, which in 2020, 2019 and 2018 were as follows:

	2020		2019		2018	
	%	$	%	$	%	$
Mexican statutory tax rate	30.0	(382)	30.0	76	30.0	215
Difference between accounting and tax expenses, net [1]	(19.0)	242	109.2	277	18.7	134
Non-taxable sale of equity securities and fixed assets	1.3	(17)	(13.4)	(34)	(4.6)	(33)
Difference between book and tax inflation	(7.1)	90	38.1	96	19.5	140
Differences in the income tax rates in the countries where CEMEX operates [2]	(0.9)	12	(31.9)	(81)	(16.0)	(115)
Changes in deferred tax assets [3]	(9.6)	122	(59.8)	(151)	(15.6)	(112)
Changes in provisions for uncertain tax positions	0.2	(2)	(5.2)	(13)	(1.8)	(13)
Others	1.0	(13)	(3.0)	(8)	1.0	8
Effective consolidated income tax expense rate	(4.1)	52	64.0	162	31.2	224

[1] In 2020, includes $312 related to the effects of the impairment charges which are basically non-deductible (note 6). In 2019, includes $117 of difference between book and tax foreign exchange fluctuations of the Parent Company.

[2] Refers mainly to the effects of the differences between the statutory income tax rate in Mexico of 30% against the applicable income tax rates of each country where CEMEX operates. In 2018, includes the effect related to the change in statutory tax rate in Colombia and the United States, respectively (note 20.4).

[3] Refers to the effects in the effective income tax rate associated with changes during the period in the amount of deferred income tax assets related to CEMEX's tax loss carryforwards.

The following table compares variations between the line item "Changes in deferred tax assets" as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2020 and 2019:

		2020		2019	
		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation
Tax loss carryforwards generated and not recognized during the year	$	–	178	–	84
Derecognition related to tax loss carryforwards recognized in prior years		(70)	12	(43)	(43)
Recognition related to unrecognized tax loss carryforwards		82	(84)	92	92
Foreign currency translation and other effects		8	16	6	18
Changes in deferred tax assets	$	20	122	55	151

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20.4) UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2020 and 2019, as part of current provisions and non-current other liabilities (note 18), CEMEX has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authority would differ from the position adopted by CEMEX. As of December 31, 2020, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018, excluding interest and penalties, is as follows:

		2020	2019	2018
Balance of tax positions at beginning of the period	$	28	44	80
Adoption effects of IFRIC 23 credited to retained earnings (note 3.1)		–	(6)	–
Additions for tax positions of prior periods		–	–	1
Additions for tax positions of current period		3	4	6
Reductions for tax positions related to prior periods and other items		(1)	(13)	(2)
Settlements and reclassifications		(3)	–	(7)
Expiration of the statute of limitations		(2)	(2)	(32)
Foreign currency translation effects		2	1	(2)
Balance of tax positions at end of the period	$	27	28	44

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although CEMEX believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the income tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Significant tax proceedings

As of December 31, 2020, the Company's most significant tax proceedings are as follows:

- The tax authorities in Spain have challenged part of the tax loss carryforwards reported by CEMEX España covering the tax years from and including 2006 to 2009. During 2014, the tax authorities in Spain notified CEMEX España of fines in the aggregate amount of $557. CEMEX España filed appeals against such resolution. On September 20, 2017, CEMEX España was notified about an adverse resolution to such appeals. CEMEX España challenged this decision and applied for the suspension of the payment before the National Court (*Audiencia Nacional*) until the case is finally resolved. On November 6, 2018 CEMEX España obtained a favorable resolution to this request from the National Court through the pledge of certain fixed assets. As of December 31, 2020, CEMEX believes an adverse resolution in this proceeding is not probable and no accruals have been created in connection with this proceeding. Nonetheless, it is difficult to assess with certainty the likelihood of an adverse result, and the appeals that CEMEX España has filed could take an extended amount of time to be resolved, but if adversely resolved, this proceeding could have a material adverse impact on CEMEX's results of operations, liquidity or financial position.
- On April 6, 2018, CEMEX Colombia received a special proceeding from the Colombian Tax Authority (the "Tax Authority"), where certain deductions included in the 2012 income tax return were rejected. The Tax Authority assessed an increase in the income tax payable by CEMEX Colombia and imposed an inaccuracy penalty for amounts in Colombian pesos equivalent to $36 of income tax and $36 of penalty. On June 22, 2018, CEMEX Colombia filed a response to the special proceeding within the legal term. On December 28, 2018, CEMEX Colombia received an official review settlement ratifying the rejected deductible items and amounts. CEMEX Colombia filed a reconsideration request on February 21, 2019. On January 8, 2020, CEMEX Colombia was notified that, in response to the appeal filed by it, the Tax Authority had confirmed its assessment that CEMEX Colombia is required to pay increased taxes and corresponding penalties, as previously notified on April 6, 2018. On July 1, 2020, CEMEX Colombia filed an appeal against the aforementioned resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, CEMEX Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.

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- In September 2012, the Tax Authority requested CEMEX Colombia to amend its income tax return for the year 2011 in connection with several deductible expenses including the amortization of goodwill. CEMEX Colombia rejected the arguments of the ordinary request and filed a motion requesting the case to be closed. The 2011 income tax return was under audit of the Tax Authority from August 2013 until September 5, 2018, when CEMEX Colombia was notified of a special requirement in which the Tax Authority rejects certain deductions included in such income tax return of the year 2011 and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian pesos equivalent to $25 of income tax and $25 of penalty. CEMEX Colombia filed a response to the special requirement on November 30, 2018 and the Tax Authority notified the official review liquidation on May 15, 2019, maintaining the claims of the special requirement; therefore, CEMEX Colombia filed an appeal within the legal term on July 11, 2019. On July 6, 2020, CEMEX Colombia was notified about a resolution confirming the official liquidation. On October 22, 2020, CEMEX Colombia filed an appeal against such resolution in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, CEMEX Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2020, in this stage of the proceeding, CEMEX considers that an adverse resolution in this proceeding after conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding; but if adversely resolved, CEMEX believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of CEMEX.
- In April 2011, the Tax Authority notified CEMEX Colombia of a special proceeding rejecting certain deductions taken by CEMEX Colombia in its 2009 tax return considering they are not linked to direct revenues recorded in the same fiscal year and assessed an increase in taxes to be paid by CEMEX Colombia and imposed a penalty for amounts in Colombian pesos equivalent to $27 of income tax and $27 of penalty, considering changes in law that reduced the original penalty. After several appeals of CEMEX Colombia to the Colombian Tax Authority's special proceeding in the applicable courts in which CEMEX Colombia obtained negative resolutions in each case over the years, in July 2014, CEMEX Colombia filed an appeal against this resolution before the Colombian State Council (*Consejo de Estado*). On December 4, 2020, CEMEX Colombia received a last instance favorable resolution from the Colombian State Council on November 26, 2020. Appeals or other resources against this resolution are not applicable. Accordingly, CEMEX Colombia will not have to pay any additional taxes, penalties or interest in connection with the 2009 tax year.

21) STOCKHOLDERS' EQUITY

The consolidated financial statements are presented in dollars based on IAS 21, *The Effects of Changes in Foreign Exchange Rates* ("IAS 21"), while the reporting currency of the Parent Company is the Mexican Peso. As a result, for the consolidated entity, transactions of common stock, additional paid-in capital and retained earnings are translated and accrued using historical exchange rates of the dates in which the transactions occurred. As a result, although the amounts of total non-controlling interest in the consolidated financial statements and total stockholders' equity of the Parent Company are the same, IAS 21 methodology results in differences between line-by-line items within CEMEX's controlling interest and the Parent Company's stockholders' equity. The official stockholders' equity for statutory purposes is that of the Parent Company as expressed in Mexican pesos. As of December 31, 2020, the line-by-line reconciliation between CEMEX's controlling interest, as reported using the dollar as presentation currency, and the Parent Company's stockholders' equity, using a convenience translation of the balances in pesos translated using the exchange rate of 19.89 pesos per dollar as of December 31, 2020, is as follows:

		As of December 31, 2020	
		Consolidated	Parent Company
Common stock and additional paid-in capital [1]	$	7,893	5,403
Other equity reserves [1,2]		(2,453)	974
Retained earnings [2]		2,635	1,698
Total controlling interest	$	8,075	8,075

[1] The difference relates to the method of accruing dollars using the historical exchange rates to translate each common stock and additional paid-in capital transaction denominated in Mexican pesos to dollars. The cumulative effect from these changes in exchange rates is recognized against other equity reserves.

[2] The difference relates with the method of accruing dollars using the exchange rates of each month during the period for income statement purposes. The cumulative effect from these changes in exchange rates is recognized against "Other equity reserves".

As of December 31, 2020 and 2019, stockholders' equity excludes investments in CPOs of the Parent Company held by subsidiaries of $11 (20,541,277 CPOs) and $8 (20,541,277 CPOs), respectively, which were eliminated within "Other equity reserves."

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21.1) COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2020 and 2019, the breakdown of consolidated common stock and additional paid-in capital was as follows:

		2020	2019
Common stock	$	318	318
Additional paid-in capital		7,575	10,106
	$	7,893	10,424

Effective as of December 31, 2020, the Company's management approved a restitution to the consolidated line item of "Retained earnings" for $2,481, by means of transfer with charge to the line item of "Additional paid-in capital." This transfer represents a reclassification between line items within CEMEX's consolidated stockholders' equity that does not affect its consolidated amount.

As of December 31, 2020 and 2019 the common stock of CEMEX, S.A.B. de C.V. was presented as follows:

	2020		2019	
Shares [1]	Series A [2]	Series B [2]	Series A [2]	Series B [2]
Subscribed and paid shares	29,457,941,452	14,728,970,726	30,214,262,692	15,107,131,346
Unissued shares authorized for executives' stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415
Repurchased shares [3]	756,323,120	378,161,560	315,400,000	157,700,000
Shares that guarantee/guaranteed the issuance of convertible securities [4]	1,970,862,596	985,431,298	2,842,339,760	1,421,169,880
Shares authorized for the issuance of stock or convertible securities [5]	302,144,720	151,072,360	302,144,720	151,072,360
	33,368,714,718	16,684,357,359	34,555,590,002	17,277,795,001

[1] As of December 31, 2020 and 2019, 13,068,000,000 shares correspond to the fixed portion, and 36,985,072,077 shares as of December 31, 2020 and 38,765,385,003 shares as of December 31, 2019, correspond to the variable portion.

[2] Series "A" or Mexican shares must represent at least 64% of CEMEX's capital stock; Series "B" or free subscription shares must represent at most 36% of CEMEX's capital stock.

[3] Shares repurchased under the share repurchase program authorized by the Company's shareholders (note 21.2).

[4] Refers to those shares that guarantee the conversion of outstanding convertible securities and new securities issues (note 17.2).

[5] Shares authorized for issuance in a public offering or private placement and/or by issuance of new convertible securities.

On March 26, 2020, stockholders at the annual ordinary shareholders' meeting approved: (i) setting the amount of $500 or its equivalent in Mexican Pesos as the maximum amount of resources that through fiscal year 2020, and until the next ordinary general shareholders' meeting of CEMEX, S.A.B. de C.V. is held, CEMEX, S.A.B. de C.V. may use for the acquisition of its own shares or securities that represent such shares; and (ii) the cancellation of shares of repurchased during the 2019 fiscal year and the remained in CEMEX, S.A.B. de C.V.'s treasury after the maturities of the November 2019 Mandatory Convertible Notes and the 3.72% Convertible Notes, except for the minimal conversion. Under the 2020 share repurchase program, CEMEX repurchased 378.2 million CEMEX CPOs, at a weighted-average price in pesos equivalent to 0.22 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $83. On April 8, 2020, CEMEX, S.A.B. de C.V. announced that, to enhance its liquidity, it suspended the share repurchase program for the remainder of 2020 (note 2).

On March 28, 2019, stockholders at the annual ordinary shareholders' meeting approved: (i) a cash dividend of $150. The dividend was paid in two installments, the first installment, for half of the dividend was paid on June 17, 2019 at the rate of US$0.001663 per share and the second installment for the remainder of the dividend was paid on December 17, 2019 at the rate of US$0.001654 per share; (ii) the acquisition of own shares of up to $500 or its equivalent in Mexican pesos, as the maximum amount of resources that through fiscal year 2019, and until the next ordinary annual shareholder's meeting is held, CEMEX may be used for the acquisition of its own shares or securities that represent such shares; (iii) a decrease of CEMEX's share capital, in its variable part for the amount in pesos equivalent to $0.2826, through the cancellation of approximately 2 billion ordinary, registered and without par-value, treasury shares; (iv) a decrease of CEMEX's share capital, in its variable part for the amount in pesos equivalent to $0.0670 by the cancellation of approximately 461 million ordinary, registered and without par-value, treasury shares; (v) the increase of CEMEX's share capital in its variable part for the amount $22 thousands, through the issuance of 150 million ordinary shares. The subscription of shares representing the capital increase was made at a theoretical value of $0.000143 dollars per share, and if applicable plus a premium defined by the Board of Directors. Until December 31, 2019, under the 2019 repurchase program, CEMEX has repurchased 157.7 million CEMEX CPOs, at a weighted-average price in pesos equivalent to $0.3164 dollars per CPO. The total amount of these CPO repurchases, excluding value-added tax, was $50.

In connection with the long-term executive share-based compensation programs (note 22) in 2019 and 2018, CEMEX issued 27.4 million CPOs and 49.3 million CPOs, respectively, generating an additional paid-in capital of $32 in 2019 and $34 in 2018 associated with the fair value of the compensation received by executives.

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21.2) OTHER EQUITY RESERVES

As of December 31, 2020 and 2019 other equity reserves are summarized as follows:

		2020	2019
Cumulative translation effect, net of effects from perpetual debentures and deferred income taxes recognized directly in equity (notes 20.2 and 21.4)	$	(1,567)	(2,098)
Cumulative actuarial losses		(792)	(593)
Treasury shares repurchased under share repurchase program (note 21.1)		(83)	(50)
Effects associated with the Parent Company´s convertible securities [1]		–	25
Treasury shares held by subsidiaries		(11)	(8)
	$	(2,453)	(2,724)

[1] Represents the equity component upon the issuance of CEMEX, S.A.B. de C.V.'s convertible securities described in note 17.2, as well as the effects associated with such securities in connection with the change in the Parent Company's functional currency (note 3.4). Upon conversion of these securities, the balances have been correspondingly reclassified to common stock and/or additional paid-in capital (note 17.1).

For the years ended December 31, 2020, 2019 and 2018, the translation effects of foreign subsidiaries included in the statements of comprehensive income were as follows:

		2020	2019	2018
Foreign currency translation result [1]	$	341	88	(191)
Foreign exchange fluctuations from debt [2]		(126)	19	120
Foreign exchange fluctuations from intercompany balances [3]		(419)	(47)	(20)
	$	(204)	60	(91)

[1] These effects refer to the result from the translation of the financial statements of foreign subsidiaries and include the changes in fair value of foreign exchange forward contracts designated as hedge of a net investment (note 17.4).

[2] Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX, S.A.B. de C.V., associated with the acquisition of foreign subsidiaries and designated as a hedge of the net investment in foreign subsidiaries (note 3.4).

[3] Refers to foreign exchange fluctuations arising from balances with related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future and foreign exchange fluctuations over a notional amount of debt of a subsidiary of CEMEX España identified and designated as a hedge of the net investment in foreign subsidiaries.

21.3) RETAINED EARNINGS

The Parent Company's net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2020, the legal reserve amounted to $95. As mentioned in note 21.1, effective as of December 31, 2020, CEMEX incurred a restitution of retained earnings from additional paid-in capital for $2,481.

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21.4) NON-CONTROLLING INTEREST AND PERPETUAL DEBENTURES

Non-controlling interest

Non-controlling interest represents the share of non-controlling stockholders in the equity and results of consolidated subsidiaries. As of December 31, 2020 and 2019, non-controlling interest in equity amounted to $428 and $1,060, respectively. In addition, in 2020, 2019 and 2018, non-controlling interests in consolidated net income were $21, $36 and $42, respectively. These non-controlling interests arise mainly from the following CEMEX's subsidiaries:

- In February 2017, CEMEX acquired a controlling interest in TCL, whose shares trade in the Trinidad and Tobago Stock Exchange. As of December 31, 2020 and 2019, there is a non-controlling interest in TCL of 30.17% of its common shares (see note 5.3 for certain relevant condensed financial information).
- In July 2016, CHP, a then indirect wholly owned subsidiary of CEMEX España, closed its initial offering of 2,337,927,954 common shares, or 45% of CHP's common shares. Pursuant to the repurchase of CHP's shares in the market during 2019, CEMEX's reduced the non-controlling interest in CHP from 45% in 2018 to 33.22% of CHP's outstanding common shares as of December 31, 2019. Furthermore, CEMEX's reduced the non-controlling interest in CHP from 33.22% in 2019 to 22.16% as of December 31, 2020 of CHP's outstanding common shares due to the results of a public stock rights offering. CHP's assets consist primarily of CEMEX's cement manufacturing assets in the Philippines (see note 5.3 for certain relevant condensed financial information).
- In November 2012, pursuant to a public offering in Colombia and an international private placement, CLH, a direct subsidiary of CEMEX España, concluded its initial offering of common shares. CLH's assets include substantially all of CEMEX's assets in Colombia, Panama, Costa Rica, Guatemala, El Salvador and until September 27, 2018 the operations in Brazil (note 5.2). On November 9, 2020, initiated the acceptance period of a public Share Tender Offer by CEMEX España for any and all outstanding ordinary shares of CLH. On December 18, 2020, CEMEX España settled $103 and increased its ownership in CLH by acquiring 108,337,613 shares of CLH. As of December 31, 2020 and 2019, there is a non-controlling interest in CLH of 7.63% and 26.83%, respectively, of CLH's outstanding common shares, excluding shares held in treasury (see note 5.3 for certain relevant condensed financial information of CLH's main subsidiaries).

Perpetual debentures

As of December 31, 2020 and 2019, the line item "Non-controlling interest and perpetual debentures" included $449 and $443, respectively, representing the notional amounts of perpetual debentures, which exclude any perpetual debentures held by subsidiaries.

Coupon payments on the perpetual debentures were included within "Other equity reserves" and amounted to $24 in 2020, $29 in 2019 and $29 in 2018, excluding in all the periods the coupons accrued by perpetual debentures held by subsidiaries.

CEMEX's perpetual debentures have no fixed maturity date and there are no contractual obligations for CEMEX to exchange any series of its outstanding perpetual debentures for financial assets or financial liabilities. As a result, these debentures, issued entirely by Special Purpose Vehicles ("SPVs"), qualify as equity instruments and are classified within non-controlling interest, as they were issued by consolidated entities. In addition, subject to certain conditions, CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments was made under applicable IFRS. The different SPVs were established solely for purposes of issuing the perpetual debentures and were included in CEMEX's consolidated financial statements.

As of December 31, 2020 and 2019, the detail of CEMEX's perpetual debentures, excluding the perpetual debentures held by subsidiaries, was as follows:

Issuer	Issuance date	2020 Nominal amount	2019 Nominal amount	Repurchase option	Interest rate
C10-EUR Capital (SPV) Ltd	May 2007	€ 64	€ 64	Tenth anniversary	EURIBOR +4.79%
C8 Capital (SPV) Ltd	February 2007	$135	$135	Eighth anniversary	LIBOR +4.40%
C5 Capital (SPV) Ltd	December 2006	$61	$61	Fifth anniversary	LIBOR +4.277%
C10 Capital (SPV) Ltd	December 2006	$175	$175	Tenth anniversary	LIBOR +4.71%

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 166 22) EXECUTIVE SHARE-BASED COMPENSATION CEMEX has long-term restricted share-based compensation programs providing for the grant of the CEMEX’s CPOs to a group of eligible executives, pursuant to which, according to CEMEX’s election, either new CPOs are issued, or CEMEX provides funds to the administration trust owned by the executives for the purchase of a portion or all of the required CPOs in the market for delivery to such executives under each annual program over a service period of four years (the “Ordinary Program”). The Parent Company’s CPOs of the annual grant (25% of each annual Ordinary Program) are placed at the beginning of the service period in the executives’ accounts to comply with a one-year restriction on sale. Under the Ordinary Programs, the Parent Company provided funds to a broker for the purchase of 83.8 million CPOs in 2020 on behalf and for delivery to the eligible executives and issued new shares for 27.4 million CPOs in 2019 and 49.3 million CPOs in 2018, that were subscribed and pending for payment in the Parent Company’s treasury and in addition, 21.2 million CPOs in 2019, net of taxes settled in cash, required for delivery were acquired by the executives’ trust in the market on behalf of such executives. As of December 31, 2020, there are 248.4 million CPOs associated with these annual programs that are required for delivery in the following years as the executives render services. Beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing tri-annual internal and external performance metrics, which depending on their weighted achievement, may result in a final payment of the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2020 and 2019, no CPOs of the Parent Company were issued or delivered under the key executives’ program. Beginning January 1, 2013, most of those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, significantly sharing the same conditions of CEMEX’s plan also over a service period of four years. During 2020, 2019 and 2018, CLH physically delivered 1,383,518 shares, 393,855 shares and 258,511 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2020, there are 2,895,944 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services. In addition, beginning in 2018, those eligible executives belonging to the operations of CHP and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CHP, significantly sharing the same conditions of CEMEX’s plan. During 2020 and 2019, CHP provided funds to a broker for the purchase of 11,546,350 and 4,961,130 CHP’s shares in the market, respectively, on behalf and for delivery to the eligible executives. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2020, 2019 and 2018, was recognized in the operating results against other equity reserves or a cash outflow, as applicable, and amounted to $29, $32 and $34, respectively, including in 2019 and 2018 the cost of CEMEX’s CPOs and the CHP’s shares, as correspond, acquired in the market on behalf of the executives. The weighted-average price per CEMEX CPO granted during the period was determined in pesos and was equivalent to $0.3379 dollars in 2020, $0.6263 dollars in 2019 and $0.7067 dollars in 2018. Moreover, the weighted-average price per CLH share granted during the period as determined in Colombian pesos was equivalent to $0.72 dollars in 2020, $1.31 dollars in 2019 and $2.14 dollars in 2018. As of December 31, 2020 and 2019, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 166 22) EXECUTIVE SHARE-BASED COMPENSATION CEMEX has long-term restricted share-based compensation programs providing for the grant of the CEMEX’s CPOs to a group of eligible executives, pursuant to which, according to CEMEX’s election, either new CPOs are issued, or CEMEX provides funds to the administration trust owned by the executives for the purchase of a portion or all of the required CPOs in the market for delivery to such executives under each annual program over a service period of four years (the “Ordinary Program”). The Parent Company’s CPOs of the annual grant (25% of each annual Ordinary Program) are placed at the beginning of the service period in the executives’ accounts to comply with a one-year restriction on sale. Under the Ordinary Programs, the Parent Company provided funds to a broker for the purchase of 83.8 million CPOs in 2020 on behalf and for delivery to the eligible executives and issued new shares for 27.4 million CPOs in 2019 and 49.3 million CPOs in 2018, that were subscribed and pending for payment in the Parent Company’s treasury and in addition, 21.2 million CPOs in 2019, net of taxes settled in cash, required for delivery were acquired by the executives’ trust in the market on behalf of such executives. As of December 31, 2020, there are 248.4 million CPOs associated with these annual programs that are required for delivery in the following years as the executives render services. Beginning in 2017, with the approval of the Parent Company’s Board of Directors, for a group of key executives, the conditions of the program were modified for new awards by reducing the service period from four to three years and implementing tri-annual internal and external performance metrics, which depending on their weighted achievement, may result in a final payment of the Parent Company’s CPOs at the end of the third year between 0% and 200% of the target for each annual program (the “key executives program”). During 2020 and 2019, no CPOs of the Parent Company were issued or delivered under the key executives’ program. Beginning January 1, 2013, most of those eligible executives belonging to the operations of CLH and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CLH, significantly sharing the same conditions of CEMEX’s plan also over a service period of four years. During 2020, 2019 and 2018, CLH physically delivered 1,383,518 shares, 393,855 shares and 258,511 shares, respectively, corresponding to the vested portion of prior years’ grants, which were subscribed and held in CLH’s treasury. As of December 31, 2020, there are 2,895,944 shares of CLH associated with these annual programs that are expected to be delivered in the following years as the executives render services. In addition, beginning in 2018, those eligible executives belonging to the operations of CHP and subsidiaries ceased to receive Parent Company’s CPOs and instead started receiving shares of CHP, significantly sharing the same conditions of CEMEX’s plan. During 2020 and 2019, CHP provided funds to a broker for the purchase of 11,546,350 and 4,961,130 CHP’s shares in the market, respectively, on behalf and for delivery to the eligible executives. The combined compensation expense related to the programs described above as determined considering the fair value of the awards at the date of grant in 2020, 2019 and 2018, was recognized in the operating results against other equity reserves or a cash outflow, as applicable, and amounted to $29, $32 and $34, respectively, including in 2019 and 2018 the cost of CEMEX’s CPOs and the CHP’s shares, as correspond, acquired in the market on behalf of the executives. The weighted-average price per CEMEX CPO granted during the period was determined in pesos and was equivalent to $0.3379 dollars in 2020, $0.6263 dollars in 2019 and $0.7067 dollars in 2018. Moreover, the weighted-average price per CLH share granted during the period as determined in Colombian pesos was equivalent to $0.72 dollars in 2020, $1.31 dollars in 2019 and $2.14 dollars in 2018. As of December 31, 2020 and 2019, there were no options or commitments to make payments in cash to the executives based on changes in the market price of the Parent Company’s CPO, CLH’s shares and/or CHP’s shares.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 167

23) EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to ordinary equity holders of the Parent Company (the numerator) by the weighted-average number of shares outstanding (the denominator) during the period. Shares that would be issued depending only on the passage of time should be included in the determination of the basic weighted-average number of shares outstanding. Diluted earnings per share should reflect in both the numerator and denominator the assumption that convertible instruments are converted, that options or warrants are exercised, or that ordinary shares are issued upon the satisfaction of specified conditions, to the extent that such assumption would lead to a reduction in basic earnings per share or an increase in basic loss per share. Otherwise, the effects of potential shares are not considered because they generate antidilution.

The amounts considered for calculations of earnings per share in 2020, 2019 and 2018 were as follows:

		2020	2019	2018
Denominator (thousands of shares)				
Weighted-average number of shares outstanding [1]		44,125,288	45,393,602	45,569,180
Capitalization of retained earnings [1]		–	–	–
Effect of dilutive instruments – mandatorily convertible securities (note 17.2) [3]		–	–	708,153
Weighted-average number of shares – basic		44,125,288	45,393,602	46,277,333
Effect of dilutive instruments – share-based compensation (note 22) [3]		745,163	470,985	316,970
Effect of potentially dilutive instruments – optionally convertible securities (note 17.2) [3]		–	1,457,554	1,420,437
Weighted-average number of shares – diluted		44,870,451	47,322,141	48,014,740
Numerator				
Net income (loss) from continuing operations	$	(1,326)	91	493
Less: non-controlling interest net income (loss)		21	36	42
Controlling interest net income (loss) from continuing operations		(1,347)	55	451
Plus: after tax interest expense on mandatorily convertible securities		–	1	3
Controlling interest net income (loss) from continuing operations – for basic earnings per share calculations		(1,347)	56	454
Plus: after tax interest expense on optionally convertible securities		4	18	23
Controlling interest net income (loss) from continuing operations – for diluted earnings per share calculations	$	(1,343)	74	477
Net income (loss) from discontinued operations	$	(120)	88	77
Basic earnings per share				
Controlling interest basic earnings (loss) per share	$	(0.0332)	0.0031	0.0114
Controlling interest basic earnings (loss) per share from continuing operations		(0.0305)	0.0012	0.0098
Controlling interest basic earnings (loss) per share from discontinued operations		(0.0027)	0.0019	0.0016
Controlling interest diluted earnings per share [3]				
Controlling interest diluted earnings (loss) per share	$	(0.0332)	0.0031	0.0114
Controlling interest diluted earnings (loss) per share from continuing operations		(0.0305)	0.0012	0.0098
Controlling interest diluted earnings (loss) per share from discontinued operations		(0.0027)	0.0019	0.0016

1 In 2019, shareholders approved the delivery of a cash dividend, meanwhile, in 2018, the Assembly did not determine any cash dividend or capitalization of retained earnings (note 21.1).

2 The number of Parent Company CPOs to be issued under the executive share-based compensation programs, as well as the total amount of Parent Company CPOs committed for issuance in the future under the mandatorily and optionally convertible securities, are computed from the beginning of the reporting period. The number of shares resulting from the executives' stock-based compensation programs is determined under the inverse treasury method.

3 For 2020, 2019 and 2018, the effects on the denominator and numerator of potential dilutive shares generate antidilution; therefore, there is no change between the reported basic earnings per share and diluted earnings per share.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 168

24) COMMITMENTS

24.1) CONTRACTUAL OBLIGATIONS

As of December 31, 2020, CEMEX had the following contractual obligations:

	2020					
Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$	104	957	3,768	4,499	9,328
Leases [1]		311	459	275	545	1,590
Total debt and other financial obligations [2]		415	1,416	4,043	5,044	10,918
Interest payments on debt [3]		452	890	750	663	2,755
Pension plans and other benefits [4]		157	144	144	1,012	1,457
Acquisition of property, plant and equipment [5]		109	–	–	–	109
Purchases of raw materials, fuel and energy [6]		549	531	347	1,060	2,487
Total contractual obligations	$	1,682	2,981	5,284	7,779	17,726

[1] Represent nominal cash flows. As of December 31, 2020, the NPV of future payments under such leases was $1,323, of which, $436 refers to payments from 1 to 3 years and $242 refers to payments from 3 to 5 years.

[2] The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature.

[3] Estimated cash flows on floating rate denominated debt were determined using the floating interest rates in effect as of December 31, 2020.

[4] Represents estimated annual payments under these benefits for the next 10 years (note 19), including the estimate of new retirees during such future years.

[5] Refers mainly to the expansion of a cement-production line in the Philippines.

[6] Future payments for the purchase of raw materials are presented based on contractual nominal cash flows. Future nominal payments for energy were estimated for all contractual commitments based on an aggregate average expected consumption per year using the future prices of energy established in the contracts for each period. Future payments also include CEMEX's commitments for the purchase of fuel.

24.2) OTHER COMMITMENTS

As of December 31, 2020 and 2019, CEMEX was party to other commitments for several purposes, including the purchase of fuel and energy, the estimated future cash flows over maturity of which are presented in note 24.1. A description of the most significant contracts is as follows:

- Beginning in April 2016, in connection with the Ventika S.A.P.I. de C.V. and the Ventika II S.A.P.I. de C.V. wind farms (jointly "Ventikas") located in the Mexican state of Nuevo Leon with a combined generation capacity of 252 Megawatts ("MW"), CEMEX agreed to acquire a portion of the energy generated by Ventikas for its overall electricity needs in Mexico for a period of 20 years. The estimated annual cost of this agreement is $24 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind is variable in nature and final amounts are determined considering the final MW per hour ("MWh") effectively received at the agreed prices per unit.
- On July 27, 2012, CEMEX signed a 10-year strategic agreement with International Business Machines Corporation ("IBM") pursuant to which IBM provides, among others, data processing services (back office) in finance, accounting and human resources; as well as Information Technology ("IT") infrastructure services, support and maintenance of IT applications in the countries in which CEMEX operates.
- Beginning in February 2010, for its overall electricity needs in Mexico CEMEX agreed with EURUS the purchase a portion of the electric energy generated for a period of no less than 20 years. EURUS is a wind farm with an installed capacity of 250 MW operated by ACCIONA in the Mexican state of Oaxaca. The estimated annual cost of this agreement is $67 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, energy supply from wind source is variable in nature and final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.
- CEMEX maintains a commitment initiated in April 2004 to purchase the energy generated by Termoeléctrica del Golfo ("TEG") until 2027 for its overall electricity needs in Mexico. The estimated annual cost of this agreement is $124 (unaudited) if CEMEX receives all its energy allocation. Nonetheless, final amounts will be determined considering the final MWh effectively received at the agreed prices per unit.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 169 • In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico. • CEMEX Zement GmbH (“CZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2022 with STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year CZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $17 (unaudited) if CEMEX receives all its energy allocation. • On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2020, the Company paid $0.4. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation. 24.3) COMMITMENTS FROM EMPLOYEE BENEFITS In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2020, in certain plans, CEMEX has established stop- loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 550 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $61 in 2020, $62 in 2019 and $62 in 2018. 25) LEGAL PROCEEDINGS 25.1) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/ or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2020, the details of the most significant events giving effect to provisions or losses are as follows: • As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in pounds sterling equivalent to $178. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. • As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United States for $66, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed. • In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in euros equivalent to $82, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.79 and a cost of backfilling the quarry in $15. As of December 31, 2020, CEMEX had accrued a provision through its subsidiaries in France for $8 in connection with the best estimate of the remediation costs resulting from this claim. Although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 169 • In regards with the above, CEMEX also committed to supply TEG and another third-party electrical energy generating plant adjacent to TEG all fuel necessary for their operations until the year 2027, equivalent to approximately 1.2 million tons of petroleum coke per year. CEMEX covers its commitments under this agreement acquiring the volume of fuel from sources in the international markets and Mexico. • CEMEX Zement GmbH (“CZ”), CEMEX’s subsidiary in Germany, held a long-term energy supply contract until 2022 with STEAG—Industriekraftwerk Rüdersdorf GmbH (“SIKW”) in connection with the overall electricity needs of CEMEX’s Rüdersdorf plant. Based on the contract, each year CZ has the option to fix in advance the volume of energy in terms of MW that it will acquire from SIKW, with the option to adjust the purchase amount one time on a monthly and quarterly basis. The estimated annual cost of this agreement is $17 (unaudited) if CEMEX receives all its energy allocation. • On October 24, 2018, CEMEX, S.A.B. de C.V. entered into an energy financial hedge agreement in Mexico, commencing October 1, 2019 and for a period of 20 years. Through the contract, the Company fixed the megawatt hour cost over an electric energy volume of 400 thousand megawatts hour per year, through the payment of 25.375 dollars per megawatt hour of electric power in exchange for a market price. The committed price to pay will increase 1.5% annually. The differential between the agreed price and the market price is settled monthly. CEMEX considers this agreement as a hedge for a portion of its aggregate consumption of electric energy in Mexico and recognizes the result of the exchange of price differentials described previously in the Income Statement as a part of the costs of energy. During 2020, the Company paid $0.4. CEMEX, S.A.B. de C.V. does not record this agreement at fair value since there is not a deep market for electric power in Mexico that would effectively allow for its valuation. 24.3) COMMITMENTS FROM EMPLOYEE BENEFITS In some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2020, in certain plans, CEMEX has established stop- loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from 23 thousand dollars to 550 thousand dollars. In other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from 100 thousand dollars to 2.5 million dollars. The contingency for CEMEX if all employees qualifying for health care benefits required medical services simultaneously is significantly. However, CEMEX believes this scenario is remote. The amount expensed through self-insured health care benefits was $61 in 2020, $62 in 2019 and $62 in 2018. 25) LEGAL PROCEEDINGS 25.1) PROVISIONS RESULTING FROM LEGAL PROCEEDINGS CEMEX is involved in various significant legal proceedings, the adverse resolutions of which are deemed probable and imply the incurrence of losses and/ or cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of cash outflows. CEMEX believes that it will not make significant expenditure in excess of the amounts recorded. As of December 31, 2020, the details of the most significant events giving effect to provisions or losses are as follows: • As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the NPV of such obligations for an amount in pounds sterling equivalent to $178. Expenditure was assessed and quantified over the period in which the sites have the potential to cause environmental harm, which is generally consistent with the views taken by the regulator as being up to 60 years from the date of closure. The assessed expenditure included the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. • As of December 31, 2020, CEMEX had accrued environmental remediation liabilities through its subsidiaries in the United States for $66, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages and a final resolution might take several years. CEMEX does not believe that it will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed. • In 2012, in connection with a contract entered into in 1990 (the “Quarry Contract”) by CEMEX Granulats Rhône Méditerranée (“CEMEX GRM”), one of CEMEX’s subsidiaries in France, with SCI La Quinoniere (“SCI”) pursuant to which CEMEX GRM had drilling rights to extract reserves and do quarry remediation at a quarry in the Rhône region of France, SCI filed a claim against CEMEX GRM for breach of the Quarry Contract, requesting the rescission of such contract and damages plus interest for a revised amount in euros equivalent to $82, arguing that CEMEX GRM partially filled the quarry allegedly in breach of the terms of the Quarry Contract. After many hearings, resolutions and appeals over the years, on November 25, 2020, the expert appointed by the court of appeals determined an amount of loss of profits of $0.79 and a cost of backfilling the quarry in $15. As of December 31, 2020, CEMEX had accrued a provision through its subsidiaries in France for $8 in connection with the best estimate of the remediation costs resulting from this claim. Although the final amount may differ, CEMEX considers that any such amount should not have a material adverse impact on CEMEX’s results of operations, liquidity and financial condition.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 170 25.2) CONTINGENCIES FROM LEGAL PROCEEDINGS CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2020, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows: • On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $90, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $10, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019. As of December 31, 2020, because of the status and preliminary stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position. • On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out an investigation against Cemento Bayano and other competitors for the alleged commission of monopolistic practices in relation to the gray cement and the ready-mix concrete markets. From this investigation, the Panama Authority considered the possible existence of monopolistic or anticompetitive practices consisting of: (i) price fixing and/or production restriction of gray cement sold to ready-mix concrete producers in Panama; and (ii) unilateral and/or joint predatory acts and/or cross subsidies in the ready-mix concrete market. On October 8, 2020, the Panama Authority issued a resolution that closed the investigation. The resolution concluded that Cemento Bayano, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow to conclude that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mixed concrete, which is considered a relative monopolistic practice. • Certain of CEMEX’s subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the United States Department of Justice (“DOJ”) related to an investigation of possible antitrust law violations in connection with CEMEX’s sales (and related sales practices) of gray Portland cement and slag in the United States and its territories. The objective of this subpoena is to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. CEMEX has been cooperating with the DOJ and is complying with the subpoena. As of December 31, 2020, given the status of the investigation, CEMEX is not able to assess if this investigation will lead to any fines, penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position. • In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2020, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position. • In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for an amount equivalent as of December 31, 2020 to $20 for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2020, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 170 25.2) CONTINGENCIES FROM LEGAL PROCEEDINGS CEMEX is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, CEMEX cannot assure the achievement of a final favorable resolution. As of December 31, 2020, the most significant events with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows: • On September 20, 2018, triggered by heavy rainfall, a landslide causing damages and fatalities (the “Landslide”) occurred in a site located within an area covered by mining rights of APO Land & Quarry Corporation (“ALQC”) in Naga City, Cebu, Philippines. ALQC is a principal raw material supplier of APO Cement Corporation (“APO”), a wholly owned subsidiary of CHP. CEMEX indirectly owns a minority 40% stake in ALQC. On November 19, 2018, 40 individuals and one legal entity (on behalf of 8,000 individuals allegedly affected by the Landslide) filed an environmental class action lawsuit at the Regional Trial Court (the “Court”) of Talisay, Cebu, against CHP, ALQC, APO, the Mines and Geosciences Bureau of the Department of Environment and Natural Resources, the City Government of Naga, and the Province of Cebu. Plaintiffs claim that the Landslide occurred because of the defendants’ gross negligence and seek, among other relief, (a) damages for an amount in Philippine Pesos equivalent to $90, (b) a rehabilitation fund for an amount in Philippine Pesos equivalent to $10, and (c) the issuance of a Temporary Environment Protection Order against ALQC aiming to prevent ALQC from performing further quarrying activities while the case is still pending. This last request was rejected by the Court on August 16, 2019 and after reconsideration, the resolution became final on December 5, 2020. Moreover, on September 30, 2019 the Court dismissed the case against CHP and APO, order that is not yet final and that was appealed by the plaintiffs on November 26, 2019. As of December 31, 2020, because of the status and preliminary stage of the lawsuit, CEMEX is not able to assess with certainty the likelihood of an adverse result in this lawsuit; and CEMEX is neither able to assess if a final adverse result in this lawsuit would have a material adverse impact on its results of operations, liquidity and financial position. • On June 12, 2018, the Authority for Consumer Protection and Competition Defense of Panama (the “Panama Authority”) carried out an investigation against Cemento Bayano and other competitors for the alleged commission of monopolistic practices in relation to the gray cement and the ready-mix concrete markets. From this investigation, the Panama Authority considered the possible existence of monopolistic or anticompetitive practices consisting of: (i) price fixing and/or production restriction of gray cement sold to ready-mix concrete producers in Panama; and (ii) unilateral and/or joint predatory acts and/or cross subsidies in the ready-mix concrete market. On October 8, 2020, the Panama Authority issued a resolution that closed the investigation. The resolution concluded that Cemento Bayano, among other competitors, did not engage in an absolute monopolistic practice, consisting of an agreement and/or coordination of the sale price of cement or a restriction of production. The resolution also specifies that the analysis carried out and the evidence collected does not allow to conclude that the parties under investigation carried out a predatory practice in their production and commercialization of ready-mixed concrete, which is considered a relative monopolistic practice. • Certain of CEMEX’s subsidiaries in the United States were notified of a grand jury subpoena dated March 29, 2018 issued by the United States Department of Justice (“DOJ”) related to an investigation of possible antitrust law violations in connection with CEMEX’s sales (and related sales practices) of gray Portland cement and slag in the United States and its territories. The objective of this subpoena is to gather facts necessary to make an informed decision about whether violations of U.S. law have occurred. CEMEX has been cooperating with the DOJ and is complying with the subpoena. As of December 31, 2020, given the status of the investigation, CEMEX is not able to assess if this investigation will lead to any fines, penalties or remedies, or if such fines, penalties or remedies, if any, would have a material adverse effect on the Company’s results of operations, liquidity or financial position. • In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. The Parent Company has been cooperating with the SEC and intends to continue cooperating fully with the SEC. The DOJ also opened an investigation into this matter. In this regard, on March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. The Parent Company intends to cooperate fully with the SEC, the DOJ and any other investigatory entity. As of December 31, 2020, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or, because of the current status of the SEC investigation and the preliminary nature of the DOJ investigation, the potential sanctions which could be borne by the Parent Company, or if such sanctions, if any, would have a material adverse impact on CEMEX results of operations, liquidity or financial position. • In February 2014, the Egyptian Tax Authority requested Assiut Cement Company (“ACC”), a subsidiary of CEMEX in Egypt, the payment of a development levy on clay used in the Egyptian cement industry for an amount equivalent as of December 31, 2020 to $20 for the period from May 5, 2008 to November 30, 2011. In March 2014, ACC appealed the levy and on September 2014 it was notified that it obtained a favorable resolution from the Ministerial Committee for Resolution of Investment Disputes, which instructed the Egyptian Tax Authority to cease claiming from ACC the payment of the levy on clay. It was further decided that the levy on clay should not be imposed on imported clinker. Nonetheless, in May 2016, the Egyptian Tax Authority challenged ACC´s right to cancel the levy on clay before the North Cairo Court, which referred the cases to Cairo’s Administrative Judiciary Court. These cases have been adjourned by the Commissioners of the Cairo Administrative Judiciary Court, which on November 2, 2020 referred the cases to the Court and established a first hearing session for February 15, 2021. CEMEX does not expect that such referral will prejudice ACC’s favorable legal position in this dispute. As of December 31, 2020, CEMEX does not expect a material adverse impact due to this matter in its results of operations, liquidity or financial position.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 171 • In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2020, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. In connection with the legal proceedings presented in notes 25.1 and 25.2, the exchange rates as of December 31, 2020 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 0.8183 Euro per dollar, 0.7313 British pounds sterling per dollar and 15.7964 Egyptian pounds per dollar. In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2020, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss. 25.3) OTHER SIGNIFICANT PROCESSES In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2020, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows: Maceo Plant – Memorandums of understanding • In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of the entity CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land adjacent to the plant, signing a new memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to approximately $13.4 of a total of approximately $22.5, and paid interest accrued over the unpaid committed amount for approximately $1.2. These amounts considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per U.S. Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), providing the findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. Moreover, because of the findings and considering the available legal opinions as well as the low likelihood of recovering those advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress (note 15.1) and cancelled the remaining advance payable.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 171 • In September 2012, in connection with a lawsuit submitted to a first instance court in Assiut, Egypt in 2011, the first instance court of Assiut issued a resolution to nullify the Share Purchase Agreement (the “SPA”) pursuant to which CEMEX acquired in 1999 a controlling interest in Assiut Cement Company. In addition, during 2011 and 2012, lawsuits seeking, among other things, the annulment of the SPA were filed by different plaintiffs, including 25 former employees of ACC, before Cairo’s State Council. After several appeals, hearings and resolutions over the years, the cases are held in Cairo’s 7th Circuit State Council Administrative Judiciary Court awaiting the High Constitutional Court to pronounce regarding the challenges against the constitutionality of Law 32/2014 filed by the plaintiffs, which protects CEMEX’s investments in Egypt. These matters are complex and take several years to be resolved. As of December 31, 2020, CEMEX is not able to assess the likelihood of an adverse resolution regarding these lawsuits nor is able to assess if the Constitutional Court will dismiss Law 32/2014, but, regarding the lawsuits, if adversely resolved, CEMEX does not believe the resolutions in the first instance would have an immediate material adverse impact on CEMEX’s operations, liquidity and financial condition. However, if CEMEX exhausts all legal recourses available, a final adverse resolution of these lawsuits, or if the Constitutional Court dismisses Law 32/2014, this could adversely impact the ongoing matters regarding the SPA, which could have a material adverse impact on CEMEX’s operations, liquidity and financial condition. In connection with the legal proceedings presented in notes 25.1 and 25.2, the exchange rates as of December 31, 2020 used by CEMEX to convert the amounts in local currency to their equivalents in dollars were the official closing exchange rates of 0.8183 Euro per dollar, 0.7313 British pounds sterling per dollar and 15.7964 Egyptian pounds per dollar. In addition to the legal proceedings described above in notes 25.1 and 25.2, as of December 31, 2020, CEMEX is involved in various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, CEMEX is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, CEMEX may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice CEMEX’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, CEMEX has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss. 25.3) OTHER SIGNIFICANT PROCESSES In connection with the cement plant located in the municipality of Maceo in Colombia (the “Maceo Plant”), as described in note 15.1, as of December 31, 2020, the plant has not initiated commercial operations considering several significant processes for the profitability of the investment. The evolution and status of the main issues related to such plant are described as follows: Maceo Plant – Memorandums of understanding • In August 2012, CEMEX Colombia signed a memorandum of understanding (the “MOU”) with the representative of the entity CI Calizas y Minerales S.A. (“CI Calizas”), for the acquisition and transfer of assets mainly comprising land, the mining concession and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession). In addition, in December 2013, CEMEX Colombia engaged the same representative of CI Calizas to also represent in the name and on behalf of CEMEX Colombia in the acquisition of certain land adjacent to the plant, signing a new memorandum of understanding (the “Land MOU”). Under the MOU and the Land MOU, CEMEX Colombia made cash advances to this representative for amounts in Colombian Pesos equivalent to approximately $13.4 of a total of approximately $22.5, and paid interest accrued over the unpaid committed amount for approximately $1.2. These amounts considering the exchange rate as of December 31, 2016 of 3,000.75 Colombian Pesos per U.S. Dollar. In September 2016, after confirming irregularities in the acquisition processes by means of investigations and internal audits initiated in response to complaints received, which were reported to Colombia’s Attorney General (the “Attorney General”), providing the findings obtained, and considering that such payments were made in breach of the Parent Company’s and CLH’s policies, the Company decided to terminate the employment relationship with then those responsible for the Planning and Legal areas and accepted the resignation of the then Chief Executive Officer. Moreover, because of the findings and considering the available legal opinions as well as the low likelihood of recovering those advances, in December 2016, CEMEX Colombia write off such advances from its investments in progress (note 15.1) and cancelled the remaining advance payable.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 172 Maceo Plant – Expiration of property process and other related matters • After the signing of the MOU, in December 2012, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General. As of December 31, 2020, it is estimated that a final resolution in the ongoing expiration of property process, the evidentiary phase of which is about to begin, may take between 10 and 15 years from its beginning. As of December 31, 2020, pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession. In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Maceo Plant – Lease contract, mandate agreement and operation contract • In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired. • On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian pesos equivalent to $1.5 settled in 2019 and 2020, the Operation Contract includes the following payments: • An annual payment equivalent to 15 thousand dollars to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index. • Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone. • The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated. • Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2020, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer. Maceo Plant – Resource against the capitalization of Zomam • On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. As a result of the current consolidation of Zomam, such favorable resolution would not have any effect in CEMEX’s consolidated financial statements. As of December 31, 2020, the legal claim has not yet been admitted by the Business Superintendency.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 172 Maceo Plant – Expiration of property process and other related matters • After the signing of the MOU, in December 2012, a former shareholder of CI Calizas, who presumptively transferred its shares of CI Calizas two years before the signing of the MOU, was linked to a process of expiration of property initiated by the Attorney General. Amongst other measures, the Attorney General ordered the seizure and consequent suspension of the right to dispose the assets subject to the MOU, including the shares of Zomam acquired by CEMEX Colombia before the beginning of such process. As a third party acting in good faith and free of guilt, CEMEX Colombia joined the expiration of property process fully cooperating with the Attorney General. As of December 31, 2020, it is estimated that a final resolution in the ongoing expiration of property process, the evidentiary phase of which is about to begin, may take between 10 and 15 years from its beginning. As of December 31, 2020, pursuant to the expiration of property process of the assets subject to the MOU and the failures to legally formalize the purchases under the Land MOU, CEMEX Colombia does not have the legal representation of Zomam, is not the rightful owner of the land and is not the assigned entity of the mining concession. In addition, there is an ongoing criminal investigation that resulted in a legal resolution by means of which an indictment was issued to two of the Company’s former officers and to CI Calizas’ representative. CEMEX is not able to anticipate the actions that criminal judges may impose against these people. Maceo Plant – Lease contract, mandate agreement and operation contract • In July 2013, CEMEX Colombia signed with the provisional depository designated by the former Drugs National Department (then depository of the assets subject to the expiration of property process), which functions after its liquidation were assumed by the Administrator of Special Assets (Sociedad de Activos Especiales S.A.S. or the “SAE”), a lease contract for a period of five years by means of which CEMEX Colombia was duly authorized to build and operate the plant (the “Lease Contract”). Moreover, in 2014, the provisional depository granted a mandate (the “Mandate”) to CEMEX Colombia for an indefinite period for the same purpose of continuing the construction and operation of the plant. On July 15, 2018, the Lease Contract expired. • On April 12, 2019, CEMEX Colombia, CCL and another of its subsidiaries reached a conciliatory agreement with the SAE and CI Calizas before the Attorney General’s Office and signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which will allow CEMEX Colombia to continue using the assets subject to the aforementioned expiration of property process for an initial term of 21 years that can be renewed for 10 additional years, provided that the extension of the mining concession is obtained. The Operation Contract was signed by CI Calizas and Zomam with the authorization of the SAE as delegate of these last two companies. In addition to certain one-time initial payments in Colombian pesos equivalent to $1.5 settled in 2019 and 2020, the Operation Contract includes the following payments: • An annual payment equivalent to 15 thousand dollars to CI Calizas for the use of land that will be adjusted annually for changes in the Consumer Price Index. • Once the Maceo Plant begins commercial operations, CEMEX Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of CEMEX Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the Free Zone benefit, or, 0.3% of the aforementioned net sales exclusively for the use of equipment, in case that Zomam losses the benefits as Free Trade Zone. • The Operation Contract will continue in force regardless of the result in the expiration of property process, except that the applicable criminal judge would recognize ownership rights of the assets under expiration of property to CEMEX Colombia and its subsidiary, in which case the Operation Contract would no longer be needed and would be early terminated. • Under the presumption that CEMEX Colombia conducted itself in good faith, CEMEX considers that it will be able to keep ownership of the plant, and that the rest of its investments are protected by Colombian law, under which, if a person builds on the property of a third party, with full knowledge of such third party, this third party may: a) take ownership of the plant, provided a corresponding indemnity to CEMEX Colombia, or otherwise, b) oblige CEMEX Colombia to purchase the land. Nonetheless, had this not be the case, CEMEX Colombia would take all necessary actions to safeguard its rights. If the expiration of property over the assets subject to the MOU is ordered in favor of the State, if the assets were adjudicated to a third party in a public tender offer, considering the signing of the Operation Contract, such third party would have to subrogate to the Operation Contract. As of December 31, 2020, CEMEX is not able to estimate whether the expiration of property over the assets subject to the MOU will be ordered in favor of the State, or, if applicable, if the assets would be adjudicated to a third party in a public tender offer. Maceo Plant – Resource against the capitalization of Zomam • On December 7, 2020, the Parent Company, acting as shareholder of CEMEX Colombia, filed a lawsuit before the Business Superintendency of Colombia (Superintendencia de Sociedades de Colombia or the “Business Superintendency”), requesting a declaration of inefficiency and subsequent declaration of invalidity and inexistence of the equity contribution in-kind carried out by CEMEX Colombia to Zomam on December 11, 2015. In the event of a favorable resolution, all the effects of the equity contribution would roll back. As a consequence, the assets contributed to Zomam, which had a value of $43, would revert to CEMEX Colombia in exchange for the shares in Zomam it received as a result of the capitalization. As a result of the current consolidation of Zomam, such favorable resolution would not have any effect in CEMEX’s consolidated financial statements. As of December 31, 2020, the legal claim has not yet been admitted by the Business Superintendency.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 173 Maceo Plant – Status in connection with the commissioning of the plant • On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), regarding the approval for the subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”). As of December 31, 2020, the commissioning of the Maceo plant and the conclusion of the access road remain suspended until the successful modification of the environmental license for up to 990 thousand tons per year, which request was filed before Corantioquia on June 17, 2020 and was entered into review on July 2, 2020; remaining pending a resolution from this entity. In connection with the obtention of the permits required for the conclusion of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, building the road and acquire the required land. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project. As of December 31, 2020, CEMEX continues working to resolve these matters as soon as possible and limits its activities to those for which it has the relevant authorizations. 26) RELATED PARTIES All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/ or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties. The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. For the years ended December 31, 2020, 2019 and 2018, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately. In addition, for the years ended December 31, 2020, 2019 and 2018, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $35, $40 and $38, respectively. Of these amounts, $29 in 2020, $34 in 2019, $29 in 2018, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $6 in 2020, $6 in 2019 and $9 in 2018 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs. 27) SUBSEQUENT EVENTS On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 of its 3.875% Senior Secured Notes due on July 11, 2031 denominated in U.S. Dollars (the “July 2031 Notes”), which bear interest semi-annually at an annual rate of 3.875% and mature on July 11, 2031. The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. CEMEX intends to use the net proceeds from the offering of the July 2031 Notes for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX’s 2017 Facilities Agreement (note 17.1). The July 2031 Notes share in the Collateral pledged for the benefit of the lenders under the 2017 Facilities Agreement and other secured obligations having the benefit of such Collateral and are guaranteed by the same group of guarantors (note 17.1). On January 13, 2021, CEMEX, S.A.B. de C.V. announced that it has issued a notice of full redemption for $1,000 worth of its April 2026 Notes, which bear interest semi-annually at an annual rate of 7.75% (note 17.1). Moreover, the Company has also issued a notice of partial redemption of $750 of its January 2025 Notes, which bear interest semi-annually at an annual rate of 5.70%, out of the $1,071 that is in circulation (note 17.1). The full redemption of the April 2026 Notes and partial redemption of the January 2025 Notes is expected to be concluded on February 16, 2021.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 173 Maceo Plant – Status in connection with the commissioning of the plant • On September 3, 2019, CEMEX Colombia was notified of the resolution issued by Corantioquia’s Directive Council, the regional environmental authority (“Corantioquia”), regarding the approval for the subtraction of a portion of the plant from the Integrated Management District of the Canyon of the Alicante River (“IMD”). As of December 31, 2020, the commissioning of the Maceo plant and the conclusion of the access road remain suspended until the successful modification of the environmental license for up to 990 thousand tons per year, which request was filed before Corantioquia on June 17, 2020 and was entered into review on July 2, 2020; remaining pending a resolution from this entity. In connection with the obtention of the permits required for the conclusion of several sections of the access road, on November 10, 2020, Maceo’s municipality issued the approval of the Road Infrastructure Intervention project and, on December 11, 2020, issued a decree establishing the public utility of the access road, required authorizations for both, building the road and acquire the required land. In respect to the modification of the permitted land use where the project is located, CEMEX Colombia received favorable criteria from Corantioquia regarding the change of land use because of the approval for the subtraction from the IMD, which was endorsed by the municipality of Maceo on August 29, 2020, which allows for an industrial and mining use compatible with the project. As of December 31, 2020, CEMEX continues working to resolve these matters as soon as possible and limits its activities to those for which it has the relevant authorizations. 26) RELATED PARTIES All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/ or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions. When market prices and/or market conditions are not readily available, CEMEX conducts transfer pricing studies in the countries in which it operates to assure compliance with regulations applicable to transactions between related parties. The definition of related parties includes entities or individuals outside the CEMEX group, which, due to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. For the years ended December 31, 2020, 2019 and 2018, in ordinary course of business, CEMEX has entered into transactions with related parties for the sale and/or purchase of products, sale and/or purchase of services or the lease of assets, all of which are not significant for CEMEX and to the best of CEMEX’s knowledge are not significant to the related party, are incurred for non-significant amounts for CEMEX and are executed under market terms and conditions following the same commercial principles and authorizations applied to other third parties. These identified transactions, as applicable, are approved or ratified at least annually by the Parent Company’s Board of Directors. For CEMEX, none of these transactions are material to be disclosed separately. In addition, for the years ended December 31, 2020, 2019 and 2018, the aggregate amount of compensation of CEMEX, S.A.B. de C.V. Board of Directors, including alternate directors, and CEMEX’s top management executives was $35, $40 and $38, respectively. Of these amounts, $29 in 2020, $34 in 2019, $29 in 2018, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $6 in 2020, $6 in 2019 and $9 in 2018 of the aggregate amounts in each year, corresponded to allocations of Parent Company CPOs under CEMEX’s executive share-based compensation programs. 27) SUBSEQUENT EVENTS On January 12, 2021, CEMEX, S.A.B. de C.V. issued $1,750 of its 3.875% Senior Secured Notes due on July 11, 2031 denominated in U.S. Dollars (the “July 2031 Notes”), which bear interest semi-annually at an annual rate of 3.875% and mature on July 11, 2031. The July 2031 Notes were issued at a price of 100% of face value and will be callable commencing on July 11, 2026. CEMEX intends to use the net proceeds from the offering of the July 2031 Notes for general corporate purposes, including to repay other indebtedness, all in accordance with CEMEX’s 2017 Facilities Agreement (note 17.1). The July 2031 Notes share in the Collateral pledged for the benefit of the lenders under the 2017 Facilities Agreement and other secured obligations having the benefit of such Collateral and are guaranteed by the same group of guarantors (note 17.1). On January 13, 2021, CEMEX, S.A.B. de C.V. announced that it has issued a notice of full redemption for $1,000 worth of its April 2026 Notes, which bear interest semi-annually at an annual rate of 7.75% (note 17.1). Moreover, the Company has also issued a notice of partial redemption of $750 of its January 2025 Notes, which bear interest semi-annually at an annual rate of 5.70%, out of the $1,071 that is in circulation (note 17.1). The full redemption of the April 2026 Notes and partial redemption of the January 2025 Notes is expected to be concluded on February 16, 2021.

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CEMEX 2020 INTEGRATED REPORT 174

28) MAIN SUBSIDIARIES

As mentioned in notes 5.3 and 21.4, as of December 31, 2020 and 2019, there are non-controlling interests on certain consolidated entities that are in turn holding companies of relevant operations. The main subsidiaries as of December 31, 2020 and 2019, which ownership interest is presented according to the interest maintained by CEMEX, were as follows:

Subsidiary	Country	% Interest 2020	% Interest 2019
CEMEX España, S.A. [1]	Spain	99.9	99.9
CEMEX, Inc.	United States of America	100.0	100.0
CEMEX Latam Holdings, S.A. [2]	Spain	92.4	73.2
CEMEX (Costa Rica), S.A. [3]	Costa Rica	99.2	99.2
CEMEX Nicaragua, S.A. [3]	Nicaragua	100.0	100.0
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia, S.A. [4]	Colombia	99.7	99.7
Cemento Bayano, S.A. [5]	Panama	100.0	100.0
CEMEX Dominicana, S.A.	Dominican Republic	100.0	100.0
Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8
Caribbean Cement Company Limited [6]	Jamaica	79.0	79.0
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Holdings Philippines, Inc. [7]	Philippines	77.8	66.8
Solid Cement Corporation [8]	Philippines	100.0	100.0
APO Cement Corporation [8]	Philippines	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Czech Republic, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC [9]	United Arab Emirates	100.0	100.0
Neoris N.V. [10]	The Netherlands	99.8	99.8
CEMEX International Trading LLC [11]	United States of America	100.0	100.0
Transenergy, Inc. [12]	United States of America	100.0	100.0

[1] CEMEX España is the indirect holding company of most of CEMEX's international operations.

[2] The interest reported excludes own shares held in CLH's treasury. CLH, incorporated in Spain, trades its ordinary shares in the Colombian Stock Exchange under the symbol CLH, and is the indirect holding company of CEMEX's operations in Colombia, Panama, Costa Rica, Guatemala, Nicaragua and El Salvador (note 21.4).

[3] Represents CEMEX Colombia, S.A.'s direct or indirect interest.

[4] Represents CEMEX's direct and indirect interest in ordinary and preferred shares, including own shares held in CEMEX Colombia, S.A.'s treasury.

[5] Represents CLH's direct and indirect interest. The interest reported excludes a 0.515% interest held in Cemento Bayano's treasury.

[6] Represents the aggregate ownership interest of CEMEX in this entity of 79.04%, which includes TCL's direct and indirect 74.08% interest and CEMEX's 4.96% indirect interest held through other subsidiaries.

[7] CEMEX's operations in the Philippines are conducted through CHP, a subsidiary incorporated in the Philippines which since July 2016 trades its ordinary shares on the Philippines Stock Exchange under the symbol CHP (note 21.4).

[8] Represents CHP direct and indirect interest.

[9] CEMEX indirectly owns a 49% equity interest in each of these entities and holds the remaining 51% of the economic benefits, through agreements with other shareholders.

[10] Neoris N.V. is the holding company of the entities involved in the sale of information technology solutions and services.

[11] CEMEX International Trading LLC is involved in the international trading of CEMEX's products.

[12] Formerly named Gulf Coast Portland Cement Co., it is engaged in the procurement and trading of fuels, such as coal and petroleum coke, used in certain operations of CEMEX.

GRI 102-45

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 175 Independent auditors’ report To the Board of Directors and Stockholders CEMEX, S.A.B. de C.V. Millions of dollars Opinion We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and notes comprising significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards (IFRS). Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 175 Independent auditors’ report To the Board of Directors and Stockholders CEMEX, S.A.B. de C.V. Millions of dollars Opinion We have audited the consolidated financial statements of CEMEX, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, the consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and notes comprising significant accounting policies and other explanatory information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2020 and 2019, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2020, 2019 and 2018 in accordance with International Financial Reporting Standards (IFRS). Basis for Opinion We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 176 Evaluation of the goodwill impairment analysis for certain groups of cash-generating units The key audit matter How the matter was addressed in our audit As discussed in notes 3.10 and 16.2 to the consolidated financial statements, Our audit procedures in this area included, among others, the following: the goodwill balance as of December 31, 2020 is $8,506 million, of which We performed sensitivity analyses over the discount rate and the long-term $6,449 million relate to the groups of Cash-Generating Units (CGUs) in the growth rate assumptions to assess their impact on the determination of the United States of America (USA), and $463 million to the groups of CGUs in value in use of the two groups of CGUs (USA and Spain). Spain. The goodwill balance represents 31% of the Group’s total consolidated We evaluated the Group’s forecasted long-term growth rates for these assets as of December 31, 2020. During 2020, management of the Group two groups of CGUs by comparing the growth assumptions to publicly recognized impairment of goodwill for $1,020 million related to the groups available data. of CGUs in USA. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a We compared the Group’s historical cash flow forecasts to actual results to year, during the last quarter of such year. assess the Group’s ability to accurately forecast. In addition, we involved our valuation specialists, who assisted in: We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a key audit matter because the estimated value — Evaluating the discount rates for these two groups of CGUs, by comparing in use involved a high degree of subjectivity. Specifically, the discount rate them with a discount rate range that was independently developed and the long-term growth rate used to calculate the value in use of the two using publicly available data for comparable entities; and groups of CGUs (USA and Spain) were challenging and changes to these — Developing an estimate of the value in use of the groups of CGUs using assumptions had a significant impact on the value in use. the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 176 Evaluation of the goodwill impairment analysis for certain groups of cash-generating units The key audit matter How the matter was addressed in our audit As discussed in notes 3.10 and 16.2 to the consolidated financial statements, Our audit procedures in this area included, among others, the following: the goodwill balance as of December 31, 2020 is $8,506 million, of which We performed sensitivity analyses over the discount rate and the long-term $6,449 million relate to the groups of Cash-Generating Units (CGUs) in the growth rate assumptions to assess their impact on the determination of the United States of America (USA), and $463 million to the groups of CGUs in value in use of the two groups of CGUs (USA and Spain). Spain. The goodwill balance represents 31% of the Group’s total consolidated We evaluated the Group’s forecasted long-term growth rates for these assets as of December 31, 2020. During 2020, management of the Group two groups of CGUs by comparing the growth assumptions to publicly recognized impairment of goodwill for $1,020 million related to the groups available data. of CGUs in USA. Goodwill is tested for impairment when required upon the occurrence of internal or external indicators of impairment or at least once a We compared the Group’s historical cash flow forecasts to actual results to year, during the last quarter of such year. assess the Group’s ability to accurately forecast. In addition, we involved our valuation specialists, who assisted in: We have identified the evaluation of the goodwill impairment analysis for these two groups of CGUs as a key audit matter because the estimated value — Evaluating the discount rates for these two groups of CGUs, by comparing in use involved a high degree of subjectivity. Specifically, the discount rate them with a discount rate range that was independently developed and the long-term growth rate used to calculate the value in use of the two using publicly available data for comparable entities; and groups of CGUs (USA and Spain) were challenging and changes to these — Developing an estimate of the value in use of the groups of CGUs using assumptions had a significant impact on the value in use. the Group’s cash flow forecasts and determining an independently developed discount rate and comparing the results of our estimates to the Group’s estimates of value in use.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 177 Evaluation of certain tax proceedings The key audit matter How the matter was addressed in our audit As discussed in notes 3.11, 3.13 and 20.4 to the consolidated financial Our audit procedures in this area included, among others, the following: statements, the Group is involved in significant tax proceedings in Spain We evaluated the competence and capabilities of the in-house and external and Colombia related to uncertain tax treatments. The Group recognizes tax advisers of the Group that assessed the likelihood of loss and the estimate the effect of an uncertain tax treatment when it is probable that it would be of the outflow of resources. accepted by the tax authorities. If an uncertain tax treatment is considered In addition, together with our tax specialists, we assessed the amounts not probable of being accepted, the Group recognizes the effect of such disclosed by: uncertainties in its tax balances. — Inspecting letters received directly from the Group’s in-house and We have identified the evaluation of certain tax proceedings in Spain and external tax advisers that assessed the likelihood of loss and the amounts Colombia and the related disclosures made as a key audit matter because that would be paid in the event of loss to the tax proceedings, comparing it requires significant challenging auditor judgment and audit effort, due to these assessments and estimates to those made by the Group; and the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss. — Inspecting the latest correspondence between the Group, in-house and external tax advisers of the Group and the various tax authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each tax proceeding.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 177 Evaluation of certain tax proceedings The key audit matter How the matter was addressed in our audit As discussed in notes 3.11, 3.13 and 20.4 to the consolidated financial Our audit procedures in this area included, among others, the following: statements, the Group is involved in significant tax proceedings in Spain We evaluated the competence and capabilities of the in-house and external and Colombia related to uncertain tax treatments. The Group recognizes tax advisers of the Group that assessed the likelihood of loss and the estimate the effect of an uncertain tax treatment when it is probable that it would be of the outflow of resources. accepted by the tax authorities. If an uncertain tax treatment is considered In addition, together with our tax specialists, we assessed the amounts not probable of being accepted, the Group recognizes the effect of such disclosed by: uncertainties in its tax balances. — Inspecting letters received directly from the Group’s in-house and We have identified the evaluation of certain tax proceedings in Spain and external tax advisers that assessed the likelihood of loss and the amounts Colombia and the related disclosures made as a key audit matter because that would be paid in the event of loss to the tax proceedings, comparing it requires significant challenging auditor judgment and audit effort, due to these assessments and estimates to those made by the Group; and the nature of the estimates and assumptions, including judgments about the likelihood of loss and the amounts that would be paid in the event of loss. — Inspecting the latest correspondence between the Group, in-house and external tax advisers of the Group and the various tax authorities, as applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each tax proceeding.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 178 Evaluation of certain legal proceedings The key audit matter How the matter was addressed in our audit As discussed in notes 3.11 and 25 to the consolidated financial statements, the Our audit procedures in this area included, among others, the following: Group is involved in legal proceedings in Mexico (Corporate) and Colombia. We evaluated the competence and capabilities of the in-house and external The Group records provisions for legal proceedings when it is probable that lawyers of the Group that assessed the likelihood of loss and the estimate of an outflow of resource will be required to settle a present obligation and when the outflow of resources. the outflow can be reliably estimated. The Group discloses a contingency for In addition, together with our legal specialists, we assessed the amounts legal proceedings whenever the likelihood of loss from the proceedings is disclosed by: considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources. — Inspected letters received directly f rom the Group’s external and in-house lawyers that assessed the likelihood of loss and the amounts that would We have identified the evaluation of certain of these legal proceedings in be paid in the event of loss to these legal proceedings and comparing Mexico (Corporate) and Colombia and the related disclosures made as a key these assessments and estimates to those made by the Group; and audit matter because it requires significant challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, — Inspected the latest correspondence between the Group, in-house and including judgments about the likelihood of loss and the amounts that external lawyers of the Group and the various authorities or plaintiffs, as would be paid in the event of loss. applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each legal proceeding.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 178 Evaluation of certain legal proceedings The key audit matter How the matter was addressed in our audit As discussed in notes 3.11 and 25 to the consolidated financial statements, the Our audit procedures in this area included, among others, the following: Group is involved in legal proceedings in Mexico (Corporate) and Colombia. We evaluated the competence and capabilities of the in-house and external The Group records provisions for legal proceedings when it is probable that lawyers of the Group that assessed the likelihood of loss and the estimate of an outflow of resource will be required to settle a present obligation and when the outflow of resources. the outflow can be reliably estimated. The Group discloses a contingency for In addition, together with our legal specialists, we assessed the amounts legal proceedings whenever the likelihood of loss from the proceedings is disclosed by: considered possible or when it is considered probable, but it is not possible to reliably estimate the amount of the outflow of resources. — Inspected letters received directly f rom the Group’s external and in-house lawyers that assessed the likelihood of loss and the amounts that would We have identified the evaluation of certain of these legal proceedings in be paid in the event of loss to these legal proceedings and comparing Mexico (Corporate) and Colombia and the related disclosures made as a key these assessments and estimates to those made by the Group; and audit matter because it requires significant challenging auditor judgment and audit effort, due to the nature of the estimates and assumptions, — Inspected the latest correspondence between the Group, in-house and including judgments about the likelihood of loss and the amounts that external lawyers of the Group and the various authorities or plaintiffs, as would be paid in the event of loss. applicable. We assessed that the disclosures reflect the underlying facts and circumstances of each legal proceeding.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 179 Other Information Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2020, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report. Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance. Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 179 Other Information Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2020, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report. Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance. Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 180 – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. C.P.C. Joaquín Alejandro Aguilera Dávila KPMG Cárdenas Dosal, S.C. Monterrey, N.L. February 3, 2021 Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 180 – Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, then we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. C.P.C. Joaquín Alejandro Aguilera Dávila KPMG Cárdenas Dosal, S.C. Monterrey, N.L. February 3, 2021

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT | 181

Non-Financial Information

HEALTH AND SAFETY[1]	2018	2019	2020
Fatalities (N°)			
Employees	0	1	**3**
Contractors	5	5	**4**
Employee Fatality Rate (per 10,000 employees)	0.0	0.2	**0.8**
Lost Time Injuries (LTIs) (N°)			
Employees	49	55	**49**
Contractors	46	43	**39**
Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)			
Employees[2]	0.5	0.6	**0.5**
Contractors[2]	0.6	0.5	**0.2**
Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million hours worked)[3]	56.5	56.1	**66.9**
Employee Total Recordable Injury Frequency Rate (TRI FR) (per million hours worked)	2.4	2.6	**2.6**
Lost Days from Employee Lost Time Injuries (No.)[3]	1,241	1,000	**1,127**
Employee Sickness Absence Rate (%)	1.5	1.6	**2.2**
Employee Occupational Illness Frequency Rate (OIFR) (incidents per million hours worked)[3]	0.2	0.2	**0.1**
Sites with a Health and Safety Management System implemented (%)	100	100	**100**
Sites certified with OHSAS 18001 (%)[3]	64	67	**62**

OUR PEOPLE	2018	2019	2020
Workforce by region (N°)			
Mexico	9,697	9,290	**12,189**
United States	8,617	8,866	**8,489**
Europe, Middle East, Africa and Asia	13,767	12,828	**11,819**
South, Central America and the Caribbean	5,701	5,660	**5,300**
Others[4]	4,242	3,996	**3,866**
Total	42,024	40,640	**41,663**
Workforce by type of employment contract (%)			
Permanent	98	92	**92**
Temporary	2	8	**8**
Workforce by employment type (%)			
Full-time	97	99	**99**
Part-time	3	1	**1**
Workforce by position (%)			
Executive	13	12	**11**
Non-executive	29	34	**35**
Operational	58	54	**54**

OUR PEOPLE	2018	2019	2020
Workforce by age (%)			
Under 30	17	15	**16**
31-40	30	30	**31**
41-50	27	27	**27**
51 and over	26	28	**25**
Workforce by gender (%)			
Male	86	85	**84**
Female	14	15	**16**
Female employees by position (%)			
Executive	20	30	**21**
Non-executive	33	34	**35**
Operational	3	2	**2**
Women to men remuneration ratio by region			
Mexico	1.51	0.83	**1.45**
United States	1.08	0.93	**1.08**
Europe, Middle East, Africa and Asia	1.06	0.97	**0.95**
South, Central America and the Caribbean	1.33	0.96	**1.29**
Others[4]	0.32	0.54	**0.67**
Total	0.99	0.93	**0.95**
Women to men remuneration ratio by position			
Executive	0.84	0.71	**0.85**
Non-executive	0.98	1.00	**0.90**
Operational	0.87	0.98	**0.84**
Employee highest to median compensation ratio by region			
Mexico	65.2	78.4	**71.7**
United States	26.1	23.1	**34.4**
Europe, Middle East, Africa and Asia	15.8	15.0	**22.8**
South, Central America and the Caribbean	17.1	65.1	**23.3**
Others[4]	90.4	47.5	**42.3**
Total	38.3	25.0	**23.8**
CEMEX entry level vs. local minimum wage ratio by region			
Mexico	1.3	1.2	**1.7**
United States	1.6	2.7	**1.6**
Europe, Middle East, Africa and Asia	1.1	1.2	**1.5**
South, Central America and the Caribbean	2.7	3.0	**1.9**
Others[4]	7.3	2.1	**2.4**
Total	2.1	4.1	**2.2**

SASB EM-CM-320a.1

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 182

OUR PEOPLE	2018	2019	2020
Increase in annual compensation by region (%)			
Mexico	6.8	5.0	**4.0**
United States	3.0	3.2	**3.2**
Europe, Middle East, Africa and Asia	3.6	3.8	**2.8**
South, Central America and the Caribbean	4.8	3.7	**4.0**
Others[4]	6.5	5.3	**1.1**
Total	4.5	4.3	**3.7**
Employee Turnover (%)			
Voluntary	11.5	10.4	**6.1**
Involuntary	8.3	10.9	**7.9**
Total	19.7	21.4	**14.0**
Employee Voluntary Turnover by gender (%)			
Male	11.4	10.4	**6.5**
Female	11.9	10.5	**4.1**
Employee Voluntary Turnover by age (%)			
Under 30	19.7	21.1	**9.5**
31-40	12.6	11.9	**5.9**
41-50	8.5	7.4	**4.5**
51 and over	7.9	6.4	**5.9**
Employee Involuntary Turnover by gender (%)			
Male	8.6	11.5	**8.5**
Female	6.5	7.9	**4.6**
Employee Involuntary Turnover by age (%)			
Under 30	11.7	16.2	**10.5**
31-40	8.9	11.4	**7.5**
41-50	7.2	9.3	**6.8**
51 and over	6.4	9.2	**7.9**
Employees covered by a collective bargaining agreement by region (%)			
Mexico	58	58	**49**
United States	29	28	**28**
Europe, Middle East, Africa and Asia	34	61	**47**
South, Central America and the Caribbean	44	45	**21**
Others[4]	0	0	**0**
Total	36	36	**36**
Notice to employees regarding operational changes (average days)	18	24	**18**
Countries with practices to promote local hiring (%)	74	72	**86**
Employee training by gender (average hours/year)			
Male	33	21	**11**
Female	28	21	**11**
Total	26	23	**10**

OUR PEOPLE	2018	2019	2020
Employee training by position (average hours/year)			
Executive positions	19	22	**10**
Non-executive	31	36	**11**
Operational	21	35	**13**
Investment on Employee Training and Development (US million)	25.9	17.7	**8.9**
Employees that are engaged to the company [EEI - Employee Engagement Index] (%)[5]	76	86	**89**
Employee Net Promoter Score (eNPS)	-	32	**48**

SUSTAINABLE CONSTRUCTION	2018	2019	2020
Installed concrete pavement, volume delivered (million m^3)	0.94	1.12	**2.82**
Affordable and resource-efficient buildings where CEMEX is involved (million m^2)	0.17	0.05	**0.39**
Green building projects under certification where CEMEX is involved (million m^2)	5.83	5.25	**4.98**
Annual sales from cement and ready-mix concrete products with outstanding sustainable attributes (%)	43	48	**53**

SOCIAL IMPACT	2018	2019	2020
Families participating in Patrimonio Hoy (thousand)[6]	602	616	**626**
Individuals positively impacted from Patrimonio Hoy (thousand)[6]	2,899	2,963	**3,013**
Livable space enabled by Patrimonio Hoy (thousand m^2)[6]	4,636	4,779	**4,889**
Families participating in our social and inclusive businesses (thousand)[6]	736	756	**778**
Individuals positively impacted from our social and inclusive businesses (thousand)[6]	3,503	3,596	**3,693**
Community partners (i.e. individuals positively impacted from our social initiatives) (thousand)[6]	16,133	17,616	**23,277**
Countries with volunteering programs (%)	84	91	**100**
Volunteering programs implemented (N°)	324	497	**529**
Individuals benefited from volunteering programs (thousand)	137	227	**530**
Employees participating in volunteering programs (N°)	4,642	7,030	**2,689**
Employee hours invested in volunteering programs (N°)	29,281	28,031	**20,498**
People with disabilities benefited from programs led by CEMEX (N°)	1,676	926	**1,819**
Priority sites from all businesses that have implemented Community Engagement Plans (%)	88	92	**90**
Cement sites that have implemented Community Engagement Plans (%)	95	96	**98**
Cement sites with Local Stakeholder Management (%)	94	96	**90**
Cement sites with Community Risks Mapping and Management (%)	90	94	**98**

GRI 102-41

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 183

CARBON STRATEGY AND ENERGY	2018	2019	2020
Absolute gross CO_2 emissions (million ton)[7]	43.0	38.7	**37.2**
Absolute net CO_2 emissions (million ton)[7]	40.0	36.1	**34.9**
Specific gross CO_2 emissions (kg CO_2/ton of cementitious product)[7]	674	667	**658**
Specific net CO_2 emissions (kg CO_2/ton of cementitious product)[7]	630	622	**620**
Reduction in CO_2 emissions per ton of cementitious product from 1990 baseline (%)	21.6	22.4	**22.6**
Scope 1 CO_2 emissions (million ton)	43.4	39.0	**37.5**
Scope 2 CO_2 emissions (million ton)	3.6	3.4	**3.4**
CO_2 Emissions Intensity (Scope 1 + 2)[8]	3.3	3.2	**3.2**
Clinker Factor (Cementitious) (%)	78.6	77.8	**77.0**
Alternative raw material rate (%)[9]	8.5	9.6	**10.2**
Specific heat consumption (MJ/ton clinker)	3,987	3,999	**4,024**
Specific power consumption (kWh/ton cem)	121	122	**123**
Fuel Consumption (TJ)	208,154	186,190	**181,071**
Power Consumption (GWh)[10]	7,814	7,517	**7,297**
Total Energy Consumption (GWh)[10]	65,634	59,236	**57,594**
Fuel Mix (%)			
Primary Fuels	72.9	72.0	**74.7**
Petroleum coke	37.0	39.3	**50.5**
Coal	25.8	26.3	**17.3**
Fuel oil + Diesel	4.4	0.7	**0.7**
Natural gas	5.8	5.7	**6.2**
Alternative Fuels	27.1	28.0	**25.3**
Fossil-based waste	16.4	16.8	**14.5**
Biomass waste	10.7	11.2	**10.8**
Power consumption from clean energy in cement (%)[11]	26	30	**29**

WASTE MANAGEMENT	2018	2019	2020
Hazardous waste sent for disposal (thousand ton)[12]	106.4	2.4	**2.1**
Non-hazardous waste sent for disposal (thousand ton)	307.7	427.9	**403.4**
Total waste sent for disposal (thousand ton)	414.1	430.3	**405.5**
Total consumption of waste-derived sources from other industries (thousand ton)	13,230	13,387	**12,396**
Ratio of consumption from waste-derived sources from other industries vs. waste sent for disposal	32	31	**31**

ENVIRONMENTAL AND QUALITY MANAGEMENT	2018	2019	2020
Sites with CEMEX Environmental Management System (EMS) implemented (%)	89	91	**92**
Cement	97	97	**97**
Ready-mix	88	90	**93**
Aggregates	93	93	**87**
Sites with ISO 14001 Certification (%)			
Cement	81	95	**97**
Ready-mix	43	43	**39**
Aggregates	54	55	**47**
Sites with ISO 9001 Certification (%)			
Cement	84	83	**83**
Ready-mix	46	47	**47**
Aggregates	41	42	**33**
Environmental investment (US million)	83	80	**78**
Environmental incidents (N°)			
Category 1 (Major)	1	0	**0**
Category 2 (Moderate)	37	30	**33**
Category 3 (Minor)	238	398	**525**
Complaints	114	154	**141**
Social Incidents (N°)	80	113	**79**
Environmental fines above US$10,000 (N°)	2	4	**6**
Total Environmental fines (N°)	37	49	**50**
Environmental fines above US$10,000 (US million)	0.44	0.16	**0.18**
Total Environmental fines (US million)	0.58	0.23	**0.27**

AIR QUALITY MANAGEMENT	2018	2019	2020
Clinker produced with continuous monitoring of major emissions (dust, NO_x and SO_x) (%)	98	97	**97**
Clinker produced with monitoring of major and minor emissions (dust, NOx, SOx, Hg, Cd, Tl, VOC, PCDD/F) (%)	80	80	**76**
Absolute dust emissions (ton/year)	1,911	1,553	**1,585**
Specific dust emissions (g/ton clinker)	39	36	**38**
Absolute NO_x emissions (ton/year)	56,228	49,415	**54,446**
Specific NO_x emissions (g/ton clinker)	1,141	1,109	**1,274**
Absolute SO_x emissions (ton/year)	11,543	12,047	**9,483**
Specific SO_x emissions (g/ton clinker)	233	270	**222**
Reduction in dust emissions per ton of clinker from 2005 baseline (%)	87	88	**87**
Reduction in NO_x emissions per ton of clinker from 2005 baseline (%)	45	47	**39**
Reduction in SO_x emissions per ton of clinker from 2005 baseline (%)	64	58	**66**

SASB: EM-CM-110a.1, EM-CM-110a.2, EM-CM-120a.1, EM-CM-130a.1, EM-CM-150a.1

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 184

WATER MANAGEMENT [13]	2018	2019	2020
Total water withdrawals by source (million m³)	65.6	59.0	**53.7**
Surface water	18.9	15.4	**14.0**
Ground water	30.6	30.7	**26.9**
Municipal water	12.0	10.8	**9.7**
Harvested rainwater	0.3	0.6	**0.6**
Sea water	0.0	0.0	**0.0**
Quarry water used	-	0.8	**2.2**
External wastewater	-	0.7	**0.4**
Other	0.2	-	**-**
Total water discharge by destination (million m³)	24.7	22.8	**16.0**
Surface water	12.3	15.7	**10.5**
Subsurface/well water	11.1	6.5	**4.0**
Off-site water treatment	1.0	0.7	**1.1**
Ocean	0.0	0.0	**0.0**
Beneficial/other	0.2	0.0	**0.3**
Total water consumption (million m³)	40.9	36.1	**37.8**
Cement	14.6	13.2	**13.2**
Ready-mix	13.6	10.8	**10.4**
Aggregates	12.7	12.1	**14.2**
Specific water consumption			
Cement (l/ton)	232	229	**233**
Ready-mix (l/m³)	258	214	**219**
Aggregates (l/ton)	102	100	**123**
Sites with water recycling systems (%)	83	83	**82**

BIODIVERSITY MANAGEMENT	2018	2019	2020
Active sites with quarry rehabilitation plans (%)	96	97	**99**
Active quarries located within or adjacent to high biodiversity value areas (No.)	58	40	**40**
Active quarries located within or adjacent to high biodiversity value areas where Biodiversity Action Plans (BAPs) are implemented (%)	91	93	**98**
Quarry rehabilitation plans, Biodiversity Action Plans (BAPs), and third-party certification (% from target quarries)	65	72	**77**

CUSTOMERS AND SUPPLIERS	2018	2019	2020
Purchases sourced from locally-based suppliers (%)	90	90	**90**
Sustainability assessment executed by an independent party for our critical suppliers (% spend evaluated)	44	44	**63**
Countries that conduct regular customer satisfaction surveys (%)	100	100	**100**
Net Promoter Score (NPS)	44	50	**68**

ETHICS AND COMPLIANCE	2018	2019	2020
Reports of alleged breaches to the Code of Ethics received by Local Ethics Committees (N°)	630	745	**620**
Ethics and compliance cases reported during the year that were investigated and closed (%)	77	83	**83**
Disciplinary actions taken as a result of reports of non-compliance with the Code of Ethics, other policies or the law (N°)	166	313	**269**
Target countries that participated on the Global Compliance Program (antitrust and anti-bribery) (%)	100	100	**100**
Countries with local mechanisms to promote employee awareness of procedures to identify and report incidences of internal fraud, kickbacks, among others (%)	100	100	**100**
Investigated incidents reported and found to be true related to fraud, kickbacks among others corruption incidents to government officials (N°)	0	0	**0**
Implementation of Ethics and Compliance Continuous Improvement Program (%)	50	87	**76**

Footnotes:

1. All KPI data is accurate at the time of reporting and is in accordance with the Global Cement and Concrete Association (GCCA) guidelines
2. Our 2019 LTI rate changed slightly from 0.5 to 0.6 part way through 2020 as a result of some eventual surgery needs, which subsequently changed the injury classification
3. Cement only
4. Includes Neoris and employees performing corporate functions in different locations
5. Measured through our Workforce Experience survey, change in methodology starting 2019
6. Cumulative figures as of year 1998
7. Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing
8. Scopes 1 + 2 per total revenues in thousand USD
9. As of 2019, calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing. Historical figures have been recalculated accordingly to make them comparable
10. Historical figures updated considering consumption of self-generated renewable energy
11. Our definition of clean energy includes renewable energy sources such as solar, wind, hydro and biomass, together with power generated from waste heat recovery systems
12. Due to changes in local regulation as of 2019, waste previously considered as hazardous was classified as non-hazardous accordingly
13. As of 2019, classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing

GRI 102-48, GRI 102-49, SASB: EM-CM-140a.1

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 185

Direct Economic Impacts

CEMEX, S.A.B. de C.V. and Subsidiaries (Millions of U.S. dollars)

DIRECT ECONOMIC IMPACTS	IFRS16 2018	IFRS16 2019	IFRS16 2020
Customers: Net sales [1]	13,531	13,130	**12,970**
Suppliers: Cost of sales and operating expenses [2]	8,675	8,554	**8,358**
Employees and their families: Wages and benefits [3]	2,169	2,198	**2,152**
Investments: CAPEX [4] plus working capital	1118	1107	**681**
Creditors: Net financial expense	721	701	**715**
Government: Taxes	230	179	**160**
Communities: Donations [5] Communities donations as % of pre-tax income	0.78%	1.95%	**0.40%**
Shareholders: Dividends [6]	0	150	**0**
Others	108	-4	**180**
Free cash flow from discontinued operations [7]	-132	-71	**-15**
Consolidated free cash flow	636	461	**734**
Net income (loss) before taxes & non-controlling interest net income (loss)	718	253	1,274

1. Excludes sales of assets
2. Excludes depreciation and amortization
3. Wages and benefits include non-operational and operational employees
4. Capital expenditures for maintenance and expansion
5. Donations as percentage of pre-tax income
6. Dividends paid in cash, this effect doesn't affect the Consolidated Free Cash Flow, it is presented below FCF
7. Free Cash Flow from Pacific Northwest, Pipe, and Brazil operations 2019-2020 free cash flow from Latvia & Nordics, part of Germany, France, the UK, USA (Kosmos), and Spain white cement.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 186 prepared in all material respects, in accordance with the criteria established in the Standards of the Inherent limitations Independent Limited Assurance Report on Key Indicators of Sustainability Performance Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX called (Non-Financial Information) Social and Environmental Incident Reporting Procedure. Due to the inherent limitations of any internal control structure it is possible that errors or irregularities in the information presented in the Report may occur and not be detected. Our KPMG CARDENAS DOSAL S.C. (the “Firm”) applies International Standard on Quality Control engagement is not designed to detect all weaknesses in the internal controls over the preparation To the Board of Directors of CEMEX, S.A.B. de C.V.: and presentation of the Report, as the engagement has not been performed continuously 1 and accordingly maintains a comprehensive system of quality control including documented throughout the period and the procedures performed were undertaken on a test basis. policies and procedures regarding compliance with ethical requirements, professional standards We were engaged by the Administration of CEMEX, S.A.B. de C.V. (hereinafter CEMEX ) to and applicable legal and regulatory requirements. Conclusion report on Key Indicators of Sustainability Performance (Non-Financial Information), prepared and presented by the Corporate Sustainability Department of CEMEX, included in the CEMEX 2020 We have complied with the independence and other ethical requirements of the Code of Ethics for Integrated Report for the period from January 1 to December 31, 2020 (“the Report”), that are Our conclusion has been formed based on, and is subject to, the matters outlined in this report. Professional Accountants issued by the International Ethics Standards Board for Accountants, detailed in Annex A attached to this report (the Contents ), in the form of an independent which is founded on fundamental principles of integrity, objectivity, professional competence and conclusion of limited assurance, regarding whether, based on the procedures performed and the We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for due care, confidentiality and professional behavior. evidence obtained, nothing has come to our attention that causes us to believe that the Contents our conclusions. are not prepared in all material respects, in accordance with the criteria established in the Standards The procedures selected depend on our knowledge and experience of the Contents presented in Based on the procedures performed and the evidence obtained, as described above, nothing has of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX the Report and other circumstances of the work, and our consideration of the areas in which come to our attention that causes us to believe that the Contents detailed in Annex A attached to called Social and Environmental Incident Reporting Procedure. material errors may occur. this assurance report, prepared by the Corporate Sustainability Department of CEMEX and Management responsibilities included in the CEMEX 2020 Integrated Report for the period from January 1 to December 31, When obtaining an understanding of the Contents included in the Report, and other work 2020, are not prepared in all material aspects, in accordance with the criteria established in the CEMEX Corporate Sustainability Department is responsible for the preparation and presentation circumstances, we have considered the processes used to prepare the Contents, in order to design Standards of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of the information subject to our review and the information and statements contained within it. assurance procedures that are appropriate in the circumstances, but not for the purpose of of CEMEX called Social and Environmental Incident Reporting Procedure. expressing a conclusion as to the effectiveness of CEMEX’s internal control over the preparation CEMEX Management is responsible for designing, implementing and maintaining the relevant and presentation of the Contents included in the Report. internal control for the preparation and presentation of the information subject to our review, in Restriction of use of our report order to be free from material errors, whether due to fraud or error. Our engagement also included assessing the appropriateness of the main subject, the suitability of Our report should not be regarded as suitable to be used or relied on by any party to acquire rights the criteria used by CEMEX in the preparation of the Contents, assessing the appropriateness of CEMEX Management is also responsible for ensuring that the personnel involved in the against us other than the Corporate Sustainability Department of CEMEX, for any purpose or in the methods, policies and procedures, as well as models used. preparation of the Contents are adequately trained, information systems are duly updated and that any other context. Any party other than the Corporate Sustainability Department of CEMEX who any change in the presentation of data and/or in the form of reporting, include all significant obtains access to our report or a copy thereof and chooses to rely on our report (or any part thereof) The procedures performed in a limited assurance engagement vary in nature and timing from, and reporting units. will do so at its own risk. are less in extent than for, a reasonable assurance engagement, and consequently the level of Our responsibilities assurance obtained in a limited assurance engagement is substantially lower than the assurance To the fullest extent permitted by law, we accept or assume no responsibility and deny any liability that would have been obtained has a reasonable assurance engagement been performed. Our responsibility is to carry out a limited assurance engagement on the information concerning to any party other than CEMEX for our work, for this independent limited assurance report, or for the Contents included in the CEMEX 2020 Integrated Report and to express an independent the conclusions we have reached. Criteria conclusion of limited assurance based on the evidence obtained. We carry out our work based on the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Our report is released to CEMEX, on the basis that it shall not be copied, referred to or disclosed, The criteria on which the preparation of the Contents has been evaluated refer to the established Other than Audits or Reviews of Historical Financial Information , issued by the International in whole or in part, without our prior written consent. requirements and in accordance with the criteria established in the Standards of the Global Cement Auditing and Assurance Standards Board, that standard requires that we plan and perform the and Concrete Association (“GCCA”) and the internal procedure of CEMEX called Social and engagement to obtain limited assurance about whether, based on our work and the evidence KPMG CARDENAS DOSAL S.C. Environmental Incident Reporting Procedure. obtained, nothing has come to our attention that causes us to believe that the Contents included in the CEMEX 2020 Integrated Report for the period from January 1 to December 31, 2020, are not (Continue) Alberto Dosal Montero Partner (Continue) th Monterrey, Nuevo León, March 19 , 2021. 2 3 Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 186 prepared in all material respects, in accordance with the criteria established in the Standards of the Inherent limitations Independent Limited Assurance Report on Key Indicators of Sustainability Performance Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX called (Non-Financial Information) Social and Environmental Incident Reporting Procedure. Due to the inherent limitations of any internal control structure it is possible that errors or irregularities in the information presented in the Report may occur and not be detected. Our KPMG CARDENAS DOSAL S.C. (the “Firm”) applies International Standard on Quality Control engagement is not designed to detect all weaknesses in the internal controls over the preparation To the Board of Directors of CEMEX, S.A.B. de C.V.: and presentation of the Report, as the engagement has not been performed continuously 1 and accordingly maintains a comprehensive system of quality control including documented throughout the period and the procedures performed were undertaken on a test basis. policies and procedures regarding compliance with ethical requirements, professional standards We were engaged by the Administration of CEMEX, S.A.B. de C.V. (hereinafter CEMEX ) to and applicable legal and regulatory requirements. Conclusion report on Key Indicators of Sustainability Performance (Non-Financial Information), prepared and presented by the Corporate Sustainability Department of CEMEX, included in the CEMEX 2020 We have complied with the independence and other ethical requirements of the Code of Ethics for Integrated Report for the period from January 1 to December 31, 2020 (“the Report”), that are Our conclusion has been formed based on, and is subject to, the matters outlined in this report. Professional Accountants issued by the International Ethics Standards Board for Accountants, detailed in Annex A attached to this report (the Contents ), in the form of an independent which is founded on fundamental principles of integrity, objectivity, professional competence and conclusion of limited assurance, regarding whether, based on the procedures performed and the We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for due care, confidentiality and professional behavior. evidence obtained, nothing has come to our attention that causes us to believe that the Contents our conclusions. are not prepared in all material respects, in accordance with the criteria established in the Standards The procedures selected depend on our knowledge and experience of the Contents presented in Based on the procedures performed and the evidence obtained, as described above, nothing has of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of CEMEX the Report and other circumstances of the work, and our consideration of the areas in which come to our attention that causes us to believe that the Contents detailed in Annex A attached to called Social and Environmental Incident Reporting Procedure. material errors may occur. this assurance report, prepared by the Corporate Sustainability Department of CEMEX and Management responsibilities included in the CEMEX 2020 Integrated Report for the period from January 1 to December 31, When obtaining an understanding of the Contents included in the Report, and other work 2020, are not prepared in all material aspects, in accordance with the criteria established in the CEMEX Corporate Sustainability Department is responsible for the preparation and presentation circumstances, we have considered the processes used to prepare the Contents, in order to design Standards of the Global Cement and Concrete Association (“GCCA”) and the internal procedure of the information subject to our review and the information and statements contained within it. assurance procedures that are appropriate in the circumstances, but not for the purpose of of CEMEX called Social and Environmental Incident Reporting Procedure. expressing a conclusion as to the effectiveness of CEMEX’s internal control over the preparation CEMEX Management is responsible for designing, implementing and maintaining the relevant and presentation of the Contents included in the Report. internal control for the preparation and presentation of the information subject to our review, in Restriction of use of our report order to be free from material errors, whether due to fraud or error. Our engagement also included assessing the appropriateness of the main subject, the suitability of Our report should not be regarded as suitable to be used or relied on by any party to acquire rights the criteria used by CEMEX in the preparation of the Contents, assessing the appropriateness of CEMEX Management is also responsible for ensuring that the personnel involved in the against us other than the Corporate Sustainability Department of CEMEX, for any purpose or in the methods, policies and procedures, as well as models used. preparation of the Contents are adequately trained, information systems are duly updated and that any other context. Any party other than the Corporate Sustainability Department of CEMEX who any change in the presentation of data and/or in the form of reporting, include all significant obtains access to our report or a copy thereof and chooses to rely on our report (or any part thereof) The procedures performed in a limited assurance engagement vary in nature and timing from, and reporting units. will do so at its own risk. are less in extent than for, a reasonable assurance engagement, and consequently the level of Our responsibilities assurance obtained in a limited assurance engagement is substantially lower than the assurance To the fullest extent permitted by law, we accept or assume no responsibility and deny any liability that would have been obtained has a reasonable assurance engagement been performed. Our responsibility is to carry out a limited assurance engagement on the information concerning to any party other than CEMEX for our work, for this independent limited assurance report, or for the Contents included in the CEMEX 2020 Integrated Report and to express an independent the conclusions we have reached. Criteria conclusion of limited assurance based on the evidence obtained. We carry out our work based on the International Standard on Assurance Engagements (ISAE) 3000, Assurance Engagements Our report is released to CEMEX, on the basis that it shall not be copied, referred to or disclosed, The criteria on which the preparation of the Contents has been evaluated refer to the established Other than Audits or Reviews of Historical Financial Information , issued by the International in whole or in part, without our prior written consent. requirements and in accordance with the criteria established in the Standards of the Global Cement Auditing and Assurance Standards Board, that standard requires that we plan and perform the and Concrete Association (“GCCA”) and the internal procedure of CEMEX called Social and engagement to obtain limited assurance about whether, based on our work and the evidence KPMG CARDENAS DOSAL S.C. Environmental Incident Reporting Procedure. obtained, nothing has come to our attention that causes us to believe that the Contents included in the CEMEX 2020 Integrated Report for the period from January 1 to December 31, 2020, are not (Continue) Alberto Dosal Montero Partner (Continue) th Monterrey, Nuevo León, March 19 , 2021. 2 3

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 187 Appendix A Description of the Contents object of the limited assurance engagement. Biodiversity indicators according to the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management de la GCCA, including: Scope 1 and Scope 2 of CO emissions according to the GCCA Sustainability Guidelines for the 2 • Percentage of quarries with high biodiversity value where a biodiversity management monitoring and reporting of CO emissions from cement manufacturing, including: 2 plan has been implemented. • Percentage of quarries where a rehabilitation plan has been implemented. • Total direct, gross and net CO emissions. 2 • Specific gross and net CO emissions per ton of cementitious material. 2 Water indicators, according to the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing de la GCCA, including: Scope 2 CO emissions: 2 • Total water withdrawal by source (GRI 303-1) for cement plant • Indirect CO emissions. 2 • Total water discharge by quality and destination (GRI 303-1) • Total water consumption Scope 3 CO emissions, category Purchased goods and services : 2 • Amount of Water consumption per unit of product • CO emissions from purchased Clinker. 2 Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. Circular economy indicators according to the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing, including: Number of Social Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. • Alternative fuel rate (used in kilns). • Biomass fuel rate (used in kilns). • Specific heat consumption for clinker production. • Clinker / cement (equivalent) factor. • Alternative raw materials rate Health and safety indicators in accordance with the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including: • Number of fatalities of direct employees, contractors/subcontractors and third parties. • Fatality rate for directly employed. • Lost time injury frequency rate of direct employees. • Lost time injury frequency rate for contractors/subcontractors (on site). • Lost time injury severity rate of direct employees. Other emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing, including: • Overall coverage rate. • Coverage rate continuous measurement. • Absolute and specific dust emissions • Absolute and specific NOx emissions • Absolute and specific SOx emissions • Absolute and specific emissions of VOC / THC, PCDD / F, Hg, HM1 and HM2. • Coverage rate of VOC / THC, PCDD / F, Hg, HM1 and HM2. 5 4 Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 187 Appendix A Description of the Contents object of the limited assurance engagement. Biodiversity indicators according to the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management de la GCCA, including: Scope 1 and Scope 2 of CO emissions according to the GCCA Sustainability Guidelines for the 2 • Percentage of quarries with high biodiversity value where a biodiversity management monitoring and reporting of CO emissions from cement manufacturing, including: 2 plan has been implemented. • Percentage of quarries where a rehabilitation plan has been implemented. • Total direct, gross and net CO emissions. 2 • Specific gross and net CO emissions per ton of cementitious material. 2 Water indicators, according to the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing de la GCCA, including: Scope 2 CO emissions: 2 • Total water withdrawal by source (GRI 303-1) for cement plant • Indirect CO emissions. 2 • Total water discharge by quality and destination (GRI 303-1) • Total water consumption Scope 3 CO emissions, category Purchased goods and services : 2 • Amount of Water consumption per unit of product • CO emissions from purchased Clinker. 2 Number of Environmental Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. Circular economy indicators according to the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing, including: Number of Social Incidents Category 1 and 2 as defined in the internal procedure of CEMEX called CEMEX Environmental and Social Incident Reporting Procedure. • Alternative fuel rate (used in kilns). • Biomass fuel rate (used in kilns). • Specific heat consumption for clinker production. • Clinker / cement (equivalent) factor. • Alternative raw materials rate Health and safety indicators in accordance with the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including: • Number of fatalities of direct employees, contractors/subcontractors and third parties. • Fatality rate for directly employed. • Lost time injury frequency rate of direct employees. • Lost time injury frequency rate for contractors/subcontractors (on site). • Lost time injury severity rate of direct employees. Other emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing, including: • Overall coverage rate. • Coverage rate continuous measurement. • Absolute and specific dust emissions • Absolute and specific NOx emissions • Absolute and specific SOx emissions • Absolute and specific emissions of VOC / THC, PCDD / F, Hg, HM1 and HM2. • Coverage rate of VOC / THC, PCDD / F, Hg, HM1 and HM2. 5 4

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 188 About This Report Our integrated report provides a holistic analysis of our company’s strategic vision, performance, governance, and value creation.Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 188 About This Report Our integrated report provides a holistic analysis of our company’s strategic vision, performance, governance, and value creation.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 189

Scope and Boundaries

General Considerations

CEMEX, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Except as the context otherwise may require, references in this integrated report to "CEMEX," "we," "us" or "our" refer to CEMEX, S.A.B. de C.V. and its consolidated entities.

Reporting Scope

CEMEX began publishing Environmental, Health, and Safety (EHS) reports in 1996, and has annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance.

Since 2016, our Integrated Reports are intended to provide a holistic analysis of the company's strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and nonfinancial key performance indicators that the company uses to manage its business over the short, medium, and long term.

Boundary and Reporting Period

In preparation of this report, we consolidated information from all of our countries and operations. It covers our global cement, ready-mix concrete, and aggregates business lines, presenting our financial and nonfinancial performance, progress, achievements, and challenges for the 2020 calendar year, which is also the company's fiscal year. Our materiality analysis guided our reporting process, and the issues included in this report particularly match those that CEMEX management and our stakeholders found of highest importance for our operations, as reflected in our recently updated Materiality Matrix covering both financial and sustainability issues.

Unless otherwise indicated, the information provided in this report is for the company as a whole. We have included information for the operations in which we have financial and operative control. If a plant is sold, its information is no longer included in our data or considered in our targets. If we have restated certain data sets from previous years because of improvements to our data-collection systems or changes to our business, each case is clearly marked. Unless something else is explicitly indicated, all monetary amounts are reported in U.S. dollars. All references to "tons" are to metric tons.

The information in our 2020 Integrated Report came from several sources, including internal management systems and performance databases, as well as annual surveys applied across all of our countries.

We continually aim to improve the transparency and completeness of each report that we produce, while streamlining our processes and the way in which we provide information. To this end, we include a limited assurance statement from KPMG, an independent organization that verified the data and calculation process for our annual indicators associated with CO_2 and other emissions, health and safety, circular economy, biodiversity, environmental and social incidents, and water.

In addition, we continued the engagement with our External Advisory Panel, whose members provide very valuable and objective feedback on our reporting every year.

Data Measurement Techniques

We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPI) that we report:

CO_2 emissions: CEMEX reports absolute and specific CO_2 emissions following the Global Cement and Concrete Association (GCCA) Sustainability Framework Guidelines and the GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing (November 2018), based on the CEN Standard EN 19694-3 (Stationary source emissions – Determination of Greenhouse Gas (GHG) emissions in energy-intensive industries – Part 3: Cement Industry). The measurement is based on the mass balance methodology, fully described in the CEN standard on CO_2 emission from the cement industry EN-19694-3, and applied through the spreadsheet of the Cement CO_2 Protocol (previously known as WBCSD-CSI Cement CO_2 and Energy Protocol v. 3.1). It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company's owned or controlled equipment (Scope 2). For countries covered by the European Union Emission Trading System (EU ETS), CO_2 data corresponds to the one validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation.

GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49, SASB: EM-CM-110a.1, EM-CM-110a.2, EM-CM-160a.1

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 190

Dust, NO_x, and SO_x emissions: Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with GCCA Guidelines for Emissions Monitoring and Reporting. All information is reported to CEMEX databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere and 10% Oxygen (O_2) content at measuring point.

Energy: Fuel consumption indicators are reported to internal CEMEX databases in which "conventional," "alternative," and "biomass fuels" are classified according to the Cement CO_2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), provided by suppliers or standards from recognized sources.

Clinker factor and alternative fuels: All material consumption is reported to internal CEMEX databases in which "alternative materials" are defined following the standards from the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing (November 2018). The "clinker/cement factor" is calculated using the Basic Parameters set out in the GCCA Sustainability Framework Guidelines and according to GCCA Sustainability Guidelines for the monitoring and reporting of CO_2 emissions from cement manufacturing, procedures indicated in Cement CO_2 Protocol spreadsheet with information obtained from the databases.

Health and safety: Intelex, which feeds an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the GCCA definitions. health and safety indicators are calculated according to the Sustainability Guidelines for the monitoring and reporting of safety in cement manufacturing, October 2019 version.

Alignment with Global Reporting Initiative (GRI) Standards

To enhance our sustainability communication to our stakeholders and comply with internationally agreed disclosures and metrics, CEMEX uses the GRI Sustainability Reporting Standards to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016, we applied the GRI-G4 Guidelines.

Starting in 2017, we have migrated to the GRI Standards. For the Materiality Disclosures Service, GRI Services reviewed that the GRI content index is clearly presented and the references for Disclosures 102-40 to 102-49 align with appropriate sections in the body of the report. Furthermore, our GRI Content Index cross-references with the UN Global Compact principles and the UN Sustainable Development Goals (SDGs). We have also submitted the current report to the GRI requesting the Materiality Disclosures Service, which is reflected in the corresponding GRI mark.

This report has been prepared in accordance with the GRI Standards: Comprehensive option.

To access our 2020 GRI Content Index, go to https://www.cemex.com/sustainability/reports/global-reports

United Nations Global Compact – Communication on Progress

This report also constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a participant in the UNGC, we work to align our company's operations and strategies with its 10 principles. As demonstrated within the content of this report, we are also committed to helping the world meet the targets of the Paris Agreement and contribute to the achievement of the UN SDGs.

Sustainability Accounting Standard Board (SASB)

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the Construction Material industry-specific requirements. To see the alignment, go to the GRI Content Index.

GRI 102-45, GRI 102-46, GRI 102-48, GRI 102-49, GRI 102-54, SASB: EM-CM-110a.1, EM-CM-110a.2, EM-CM-160a.1

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Advisory Panel Statement for CEMEX Integrated Report 2020

The Advisory Panel recognizes this fifth Integrated Report as an important resource to provide all stakeholders with a comprehensive overview of CEMEX's strategic approach to value creation, performance, and governance, as well as an understanding of key topics that shape the business today and into the future.

External Advisory Panel Members



Irma Gómez
Ex-Undersecretary for Management, Mexican Ministry of Public Education



Ramón Pérez Gil Salcido
President of FAUNAM and Elected Counsellor of the International Union for the Conservation of Nature (IUCN)



Felipe Pich-Aguilera
Founding Director Pich-Aguilera Architects



Martin Hollands
Senior Advisor on Business and Biodiversity with BirdLife International



Margareth Flórez
Executive Director of RedEAmérica

To learn more about our Advisory Panel members, visit: https://www.cemex.com/sustainability/reports/external-advisory-panel

Scope of Our Review

As in previous years, the Advisory Panel reviewed an advanced draft of CEMEX's 2020 Integrated Report and convened in late November 2020 to discuss the advisory process and evaluation. The Panel reviewed two drafts of the Integrated Report, providing specific advice for improvement in strategy, performance, and reporting. The comments on the report focus mainly on current activities, recommendations, and strategic ideas worth exploring in the future.

Reporting Framework, Style, and Improvements

The Panel is pleased to witness the continued evolution of the CEMEX 2020 Integrated Report, which provides stakeholders with a comprehensive view of CEMEX's strategic vision, giving a thorough description about the extent of the achievements during the period of the report, the impacts generated, the challenges, and the risks and opportunities, the company is facing and the actions it is implementing in response, whether to mitigate or to take up. The report also conveys the company's effort to visualize and anticipate changes in the business environment and the broader context.

The facts and achievements highlighted in the report are evidence that the company is dynamic, forward-thinking, and resilient in a scenario of complex challenges and great uncertainty. The measures implemented by CEMEX to mitigate the effects of the health emergency on strategy and business, operation and on its wider stakeholders, reveal significant results: 2.9 million people benefited, more than 70 alliances created in social actions, 84% of workers satisfied with the measures implemented.

The Panel recognizes and appreciates CEMEX's commitment to preparing the report following the Global Reporting Initiative (GRI) Sustainability Reporting Standards, which brought focus to the most material aspects in the business and helped craft a document that communicates in an open and transparent way with CEMEX's stakeholders.

Governance and Diversity

The Panel recognizes that CEMEX's board has an independent majority of 10, and that one member is a woman, which added independence and enables it to effectively fulfill its critical role of overseeing management on behalf of stakeholders. However, as before, the Panel emphasizes its recommendation to continue with the inclusion of additional qualified women for the next generation of board members and encourages CEMEX to adhere to international standards on board composition and diversity.

Sustainability as Part of the Strategic Pillars of CEMEX

The Panel commends CEMEX on continuing to include sustainability as one of the company's top priorities, as mentioned in the Letter to Stakeholders. This commitment is reflected in the progress on CO_2 emissions reductions; the launching of Vertua®, the first Net-Zero CO_2 Concrete solution in the industry; and by the reduced sustainability risk that allows the company to have access to one of the largest sustainability-linked loans in the world. CEMEX is making great progress in finding and developing sustainable products and solutions, and we encourage the company to continue the strong emphasis on R&D by increasing its research capacity in the future. However, we found that having the innovative materials available does not mean customers are going to buy them, especially if the price is higher when compared to other similar products. More needs to be done to show how these products will become the norm.

The Panel recommends including more information about CEMEX's strategy to promote new and innovative materials, as well as how sustainability helps create business value and how the company helps customers meet their sustainability aspirations in the next report.

The Panel acknowledges the formulation of the 2030 Sustainability Goals, which express and communicate the strong and explicit purpose of CEMEX's senior management to advance towards sustainability and

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 192 become a guide for all its employees. We would also like to increase activity on the Zero4Life objective to improve and Energy and Water Consumption highlight that compliance with the 2030 Sustainability Goals reinforce safety culture across all operations, focusing on has been associated with the variable compensation of employees, contractor management, and driving safety. The Panel is pleased that CEMEX leads the industry in the senior management. This is a major step to strengthen We also congratulate the company for the rapid response use of clean electricity and that it has established a target sustainability as part of the company’s culture. to release and implement 52 hygiene and safety protocols of sourcing 40% of their projected power consumption in to cope with COVID-19 challenges. the cement operations from clean energy. We celebrate Another move in the right direction is including in the the initiative with Synhelion SA to harness solar energy to report the issues addressed by the Board-level Sustainabil- Additionally, we are pleased that CEMEX continues invest- fully decarbonize the clinker manufacturing process and to ity Committee during 2020 and its contribution to the ing in the initiative Building a Strong Health and Safety, have a pilot installation by 2022. The Panel encourages critical and strategic challenges at CEMEX. The Panel Culture which has standardized global programs, and additional development in this area. welcomes the fact that the 2020 Integrated Report dis- focuses on sharing best practices, and using of innovation closes the topics discussed in the Sustainability Commit- and technology to instill a safety culture across all the On water consumption, the Panel acknowledges that tee’s quarterly meetings as well as the outcomes coming company’s operations. In regard to the importance of cement production is not a water-intensive process and from them. By doing so, it conveys confidence that this Health and Safety, the Panel once again recommends that the company had a good start with the water stress Board Committee plays a key role in building a sustainable being transparent across the entire supply chain. map updated in 2019, which identified more than 1,500 business model. cement, ready-mix concrete, and aggregates sites located Emissions and Other Environmental Issues in water-stressed zones. The Panel again exhorts the com- Materiality Topics pany to put in place a water action plan as soon as possible The Panel recognizes that Climate Change has been a and implement it with clearly defined targets, as it has CEMEX has been improving its Materiality Matrix, which priority for CEMEX for many years and congratulates the done with CO2. brings together the most important financial and non-- fi company for its continuous work on implementing actions nancial topics for the company and its stakeholders. The and technologies to mitigate its impacts. The Panel is Biodiversity and Ecosystem Services matrix facilitates CEMEX’s effort to define risks, opportuni- especially pleased with CEMEX’s achievement of close to ties, and key performance indicators, and to set and report 35% net CO2 reduction per ton of cementitious in 2020 vs. The Panel recognizes CEMEX’s commitment to protecting on strategic targets. The Panel is pleased with the improve- 1990 baseline in its European operations and setting a 55% biodiversity and the environment using the highest inter- ments achieved in the materiality assessment and with the target for 2030 for this region. national standards. The company’s Corporate Biodiversity company continuing to follow the Global Reporting Initia- Policy, aligned with the Convention on Biological Diversity tive framework for its construction. Post COVID-19 recovery is being driven by public funds and its Aichi Biodiversity targets, has been key to align with increased sustainability requirements (e.g., Europe CEMEX’s biodiversity initiatives with their decision-making The Panel appreciates that CEMEX included a very clear Green Deal and the U.S. re-joining Paris agreement). How- process, management system, and business model. The table that shows at a glance the communication mecha- ever, the Panel could not see how the company intends to excellent implementation of this policy helped CEMEX to nism with its stakeholders, how to connect the key stake- utilize this growing commitment to sustainability to move be awarded the Corporate Conservation Leadership Award holders’ concerns with the engagement channels the customers towards the innovative materials CEMEX is a by Wildlife Habitat Council in 2020. company uses, and with strategic outcomes. global leader in developing. We recommend including a section addressing CEMEX’s progress in capturing these The Panel celebrates that the company is close to the goal On Net Value to Society, CEMEX makes a valuable market opportunities in the next report. of implementing local Biodiversity Action Plans (BAP) in attempt to estimate its positive and negative economic, every quarry that overlaps with high-value biodiversity social, and environmental impacts. However, as in last The Panel also acknowledges the company’s ambitious areas, and also the commitment to enhance biodiversity year’s report, the Panel encourages the company to goal to deliver globally net-zero CO2 concrete by 2050 and (i.e., Net Positive Impact) at a quarry level. include more detailed information on how these impacts the concerted effort that it is making in product research are calculated for next year’s report. and development. However, the report is not clear enough The Panel is also pleased to see further progress at El Car—on how these initiatives link to the business strategy of the men Reserve for introducing 60 specimens of genetically Safety company. The Panel is looking forward to seeing the pure bison, after 20 years of preserving the site. The results, advances on plans and targets and how they relate to the the impact, and the importance of El Carmen initiative are The Panel is pleased that during a year made complex by main business in next year’s report. of paramount significance. The world is in need of more the pandemic, top management continued to significantly protected places that provide valuable ecosystem services, Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 192 become a guide for all its employees. We would also like to increase activity on the Zero4Life objective to improve and Energy and Water Consumption highlight that compliance with the 2030 Sustainability Goals reinforce safety culture across all operations, focusing on has been associated with the variable compensation of employees, contractor management, and driving safety. The Panel is pleased that CEMEX leads the industry in the senior management. This is a major step to strengthen We also congratulate the company for the rapid response use of clean electricity and that it has established a target sustainability as part of the company’s culture. to release and implement 52 hygiene and safety protocols of sourcing 40% of their projected power consumption in to cope with COVID-19 challenges. the cement operations from clean energy. We celebrate Another move in the right direction is including in the the initiative with Synhelion SA to harness solar energy to report the issues addressed by the Board-level Sustainabil- Additionally, we are pleased that CEMEX continues invest- fully decarbonize the clinker manufacturing process and to ity Committee during 2020 and its contribution to the ing in the initiative Building a Strong Health and Safety, have a pilot installation by 2022. The Panel encourages critical and strategic challenges at CEMEX. The Panel Culture which has standardized global programs, and additional development in this area. welcomes the fact that the 2020 Integrated Report dis- focuses on sharing best practices, and using of innovation closes the topics discussed in the Sustainability Commit- and technology to instill a safety culture across all the On water consumption, the Panel acknowledges that tee’s quarterly meetings as well as the outcomes coming company’s operations. In regard to the importance of cement production is not a water-intensive process and from them. By doing so, it conveys confidence that this Health and Safety, the Panel once again recommends that the company had a good start with the water stress Board Committee plays a key role in building a sustainable being transparent across the entire supply chain. map updated in 2019, which identified more than 1,500 business model. cement, ready-mix concrete, and aggregates sites located Emissions and Other Environmental Issues in water-stressed zones. The Panel again exhorts the com- Materiality Topics pany to put in place a water action plan as soon as possible The Panel recognizes that Climate Change has been a and implement it with clearly defined targets, as it has CEMEX has been improving its Materiality Matrix, which priority for CEMEX for many years and congratulates the done with CO2. brings together the most important financial and non-- fi company for its continuous work on implementing actions nancial topics for the company and its stakeholders. The and technologies to mitigate its impacts. The Panel is Biodiversity and Ecosystem Services matrix facilitates CEMEX’s effort to define risks, opportuni- especially pleased with CEMEX’s achievement of close to ties, and key performance indicators, and to set and report 35% net CO2 reduction per ton of cementitious in 2020 vs. The Panel recognizes CEMEX’s commitment to protecting on strategic targets. The Panel is pleased with the improve- 1990 baseline in its European operations and setting a 55% biodiversity and the environment using the highest inter- ments achieved in the materiality assessment and with the target for 2030 for this region. national standards. The company’s Corporate Biodiversity company continuing to follow the Global Reporting Initia- Policy, aligned with the Convention on Biological Diversity tive framework for its construction. Post COVID-19 recovery is being driven by public funds and its Aichi Biodiversity targets, has been key to align with increased sustainability requirements (e.g., Europe CEMEX’s biodiversity initiatives with their decision-making The Panel appreciates that CEMEX included a very clear Green Deal and the U.S. re-joining Paris agreement). How- process, management system, and business model. The table that shows at a glance the communication mecha- ever, the Panel could not see how the company intends to excellent implementation of this policy helped CEMEX to nism with its stakeholders, how to connect the key stake- utilize this growing commitment to sustainability to move be awarded the Corporate Conservation Leadership Award holders’ concerns with the engagement channels the customers towards the innovative materials CEMEX is a by Wildlife Habitat Council in 2020. company uses, and with strategic outcomes. global leader in developing. We recommend including a section addressing CEMEX’s progress in capturing these The Panel celebrates that the company is close to the goal On Net Value to Society, CEMEX makes a valuable market opportunities in the next report. of implementing local Biodiversity Action Plans (BAP) in attempt to estimate its positive and negative economic, every quarry that overlaps with high-value biodiversity social, and environmental impacts. However, as in last The Panel also acknowledges the company’s ambitious areas, and also the commitment to enhance biodiversity year’s report, the Panel encourages the company to goal to deliver globally net-zero CO2 concrete by 2050 and (i.e., Net Positive Impact) at a quarry level. include more detailed information on how these impacts the concerted effort that it is making in product research are calculated for next year’s report. and development. However, the report is not clear enough The Panel is also pleased to see further progress at El Car—on how these initiatives link to the business strategy of the men Reserve for introducing 60 specimens of genetically Safety company. The Panel is looking forward to seeing the pure bison, after 20 years of preserving the site. The results, advances on plans and targets and how they relate to the the impact, and the importance of El Carmen initiative are The Panel is pleased that during a year made complex by main business in next year’s report. of paramount significance. The world is in need of more the pandemic, top management continued to significantly protected places that provide valuable ecosystem services,

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 193 and likewise have key educational value. The planet needs The Panel underlines the actions taken to strengthen the carried out by CEMEX in the vicinities in which its various more people and organizations like CEMEX with a clear code of ethics, policies, measures, and mechanisms aimed at operations are located. Measuring benefited people shows understanding of the importance of nature for our species consolidating a culture of integrity in the company. In addi- the coverage of actions but does not adequately convey survival and with a proven active role in promoting this tion, we recognize the actions undertaken to communicate the full impact CEMEX generates. understanding and acting consequently. these instruments and train more than 26,000 employees. The Panel encourages further progress in this and recom- Moreover, the Panel would like to stress that the thematic The Panel feels that there are further opportunities for mends systematically analyzing the challenges and achieve- focus chosen and addressed by CEMEX’s Social Impact CEMEX to do more, by working with other stakeholders at ments at the highest management level of the company. strategy over the past several years becomes even more a landscape level, to mitigate risk, and bring capture Strengthening a culture of integrity is critical to the growth, important in the face of the challenges of the post- opportunities, and to achieve integrated management of competitiveness, and durability of every business. COVID-19 world. Strengthening local education systems water, carbon, biodiversity, ecosystem services – and sus- and creating better learning conditions, building skills and tainable production. For next year’s report, the panel recommends including opportunities for employment and entrepreneurship with information on trends and the nature of cases and disci- a focus on young people and women; these are some of Working Conditions plinary actions taken in response to a violation of the code the most momentous issues by which the company can of ethics. This would allow evaluation of the severity of the contribute to social and economic revitalization in its oper- The Panel acknowledges CEMEX’s commitment to building problems, progress made in their prevention, and the ating environments over the next few years. a truly diverse team and workplace through the global impacts generated on the business itself. Workplace Diversity and Inclusion Policy. We also recognize The main risks facing the company are well-identified from the creation of the Diversity Committees in the different Supply Chain Management various perspectives. The Panel would like to note that the business units, and the training of personnel on non-dis- spaces for dialogue with the community and other actors, crimination policies and on how to identify and report dis- The Panel acknowledges the CEMEX Global Procurement which CEMEX has created through the ECPs, are a relevant crimination issues. These initiatives will help in the Model, which has helped the company to align suppliers to means of mitigating the risks of social instability and politi- implementation of the company’s strategy, and to address the core values of CEMEX, especially on health and safety, cal uncertainty. Employee diversity and inclusion, which was identified as innovation-driven culture, the pursuit of excellence, and high risk in the materiality assessment. The Panel encour—compliance with the CEMEX Code of Ethics and Conduct. Concluding Remarks ages CEMEX top management to continue efforts to We also recognize how, during the COVID-19 pandemic, become a more inclusive and gender diverse company. the company maintained effective communication with its The Panel praises CEMEX for the excellent strategy and suppliers. performance described in the 2020 Integrated Report that Regarding work-life balance, the panel celebrates the 500 clearly shows the company’s efforts at the top manage- initiatives the company rolled out in this area, benefitting Even though CEMEX has been progressing on assessing ment to integrate sustainability into the core business, employees across all business units. We are also pleased suppliers’ compliance with the company’s standards, the during a very challenging year. This is especially important that CEMEX University quickly adapted and developed Panel cautions that the strategy for supply chain sustain- given that COVID-19 has created new opportunities for online learning experience as part of the response to ability is not strong enough and could pose a risk for the sustainable products and accelerated the rate of change in COVID-19 and introduced relevant content to the new company, especially during the ongoing global pandemic the building sector. It is encouraging to see that CEMEX working conditions. For next year’s report, the Panel rec- where supply chains are a key risk for many companies. has the ambition, the culture, and the innovative materials ommends including more detailed data on how many The Panel sees that in setting a goal of assessing the to be a key player under this new scenario. employees are trained in each area of knowledge offered sustainability practices of only 80% of critical suppliers by by the University. 2030, CEMEX will be hard-pressed to be able to make We wish CEMEX every success and remain grateful for the claims for its own products. opportunity to offer our recommendations, which we do Human Rights and Ethics with the sole purpose of supporting CEMEX in achieving its Social Impact shared mission to build a better future for its stakeholders. The report shows that CEMEX has continued strengthen- ing the implementation of its Human Rights Policy wher- The Panel deeply values the stated goal of developing ever the company operates, following the UN Guiding community engagement plans through dialogue in 100% Principles on Business and Human Rights, including of prioritized locations. We continue to encourage the Human Rights in both the Code of Ethics and Business company to complement this with an objective aimed at Conduct. measuring the impacts and benefits of the social actions Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 193 and likewise have key educational value. The planet needs The Panel underlines the actions taken to strengthen the carried out by CEMEX in the vicinities in which its various more people and organizations like CEMEX with a clear code of ethics, policies, measures, and mechanisms aimed at operations are located. Measuring benefited people shows understanding of the importance of nature for our species consolidating a culture of integrity in the company. In addi- the coverage of actions but does not adequately convey survival and with a proven active role in promoting this tion, we recognize the actions undertaken to communicate the full impact CEMEX generates. understanding and acting consequently. these instruments and train more than 26,000 employees. The Panel encourages further progress in this and recom- Moreover, the Panel would like to stress that the thematic The Panel feels that there are further opportunities for mends systematically analyzing the challenges and achieve- focus chosen and addressed by CEMEX’s Social Impact CEMEX to do more, by working with other stakeholders at ments at the highest management level of the company. strategy over the past several years becomes even more a landscape level, to mitigate risk, and bring capture Strengthening a culture of integrity is critical to the growth, important in the face of the challenges of the post- opportunities, and to achieve integrated management of competitiveness, and durability of every business. COVID-19 world. Strengthening local education systems water, carbon, biodiversity, ecosystem services – and sus- and creating better learning conditions, building skills and tainable production. For next year’s report, the panel recommends including opportunities for employment and entrepreneurship with information on trends and the nature of cases and disci- a focus on young people and women; these are some of Working Conditions plinary actions taken in response to a violation of the code the most momentous issues by which the company can of ethics. This would allow evaluation of the severity of the contribute to social and economic revitalization in its oper- The Panel acknowledges CEMEX’s commitment to building problems, progress made in their prevention, and the ating environments over the next few years. a truly diverse team and workplace through the global impacts generated on the business itself. Workplace Diversity and Inclusion Policy. We also recognize The main risks facing the company are well-identified from the creation of the Diversity Committees in the different Supply Chain Management various perspectives. The Panel would like to note that the business units, and the training of personnel on non-dis- spaces for dialogue with the community and other actors, crimination policies and on how to identify and report dis- The Panel acknowledges the CEMEX Global Procurement which CEMEX has created through the ECPs, are a relevant crimination issues. These initiatives will help in the Model, which has helped the company to align suppliers to means of mitigating the risks of social instability and politi- implementation of the company’s strategy, and to address the core values of CEMEX, especially on health and safety, cal uncertainty. Employee diversity and inclusion, which was identified as innovation-driven culture, the pursuit of excellence, and high risk in the materiality assessment. The Panel encour—compliance with the CEMEX Code of Ethics and Conduct. Concluding Remarks ages CEMEX top management to continue efforts to We also recognize how, during the COVID-19 pandemic, become a more inclusive and gender diverse company. the company maintained effective communication with its The Panel praises CEMEX for the excellent strategy and suppliers. performance described in the 2020 Integrated Report that Regarding work-life balance, the panel celebrates the 500 clearly shows the company’s efforts at the top manage- initiatives the company rolled out in this area, benefitting Even though CEMEX has been progressing on assessing ment to integrate sustainability into the core business, employees across all business units. We are also pleased suppliers’ compliance with the company’s standards, the during a very challenging year. This is especially important that CEMEX University quickly adapted and developed Panel cautions that the strategy for supply chain sustain- given that COVID-19 has created new opportunities for online learning experience as part of the response to ability is not strong enough and could pose a risk for the sustainable products and accelerated the rate of change in COVID-19 and introduced relevant content to the new company, especially during the ongoing global pandemic the building sector. It is encouraging to see that CEMEX working conditions. For next year’s report, the Panel rec- where supply chains are a key risk for many companies. has the ambition, the culture, and the innovative materials ommends including more detailed data on how many The Panel sees that in setting a goal of assessing the to be a key player under this new scenario. employees are trained in each area of knowledge offered sustainability practices of only 80% of critical suppliers by by the University. 2030, CEMEX will be hard-pressed to be able to make We wish CEMEX every success and remain grateful for the claims for its own products. opportunity to offer our recommendations, which we do Human Rights and Ethics with the sole purpose of supporting CEMEX in achieving its Social Impact shared mission to build a better future for its stakeholders. The report shows that CEMEX has continued strengthen- ing the implementation of its Human Rights Policy wher- The Panel deeply values the stated goal of developing ever the company operates, following the UN Guiding community engagement plans through dialogue in 100% Principles on Business and Human Rights, including of prioritized locations. We continue to encourage the Human Rights in both the Code of Ethics and Business company to complement this with an objective aimed at Conduct. measuring the impacts and benefits of the social actions

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report | CEMEX 2020 INTEGRATED REPORT 194

Terms We Use

Financial

bps (basis point) is a unit of percentage measure equal to 0.01%, used to measure the changes to interest rates, equity indices, and fixed-income securities.

Free cash flow CEMEX defines it as operating EBITDA minus net interest expense, maintenance capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Free cash flow is not a GAAP measure.

LIBOR (London Interbank Offered Rate) is a reference rate based on the interest rates at which banks borrow unsecured funds from other banks in London.

Maintenance capital expenditures CEMEX defines it as investments incurred with the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies. Maintenance capital expenditures are not a GAAP measure.

Net working capital CEMEX defines it as net trade accounts receivables plus inventories plus other accounts receivable including advanced payments minus trade payables minus operative taxes excluding income tax minus other accounts payable and accrued expenses. Working capital is not a GAAP measure.

Operating EBITDA CEMEX defines it as operating earnings before other expenses, net, plus depreciation and amortization. Operating EBITDA does not include revenues and expenses that are not directly related to CEMEX's main activity, or which are of an unusual or non-recurring nature under International Financial Reporting Standards (IFRS). Operating EBITDA is not a GAAP measure.

pp equals percentage points.

Strategic capital expenditures CEMEX defines it as investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Strategic capital expenditures are not a GAAP measure.

TIIE (Tasa de Interés Interbancaria de Equilibrio) is a measure of the average cost of funds in pesos in the Mexican interbank money market.

Total debt CEMEX defines it as short-term and long-term debt plus convertible securities, liabilities secured with account receivables, and capital leases. Total debt is not a GAAP measure.

Industry

Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two tons of gravel and sand.

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One ton of clinker is used to make approximately 1.1 tons of Gray Portland cement.

Fly ash is a combustion residue from coal-fired power plants that can be used as a non-clinker cementitious material.

Gray Portland cement is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0–5% of a minor component (usually calcium sulfate). It can set and harden underwater and, when mixed with aggregates and water, produces concrete or mortar.

Metric ton is the equivalent of 1.102 short tons.

Petroleum coke (petcoke) is a by-product of the oil refining coking process.

Ready-mix concrete is a mixture of cement, aggregates, and water.

Slag is the by-product of smelting ore to purify metals.

Company Overview How We Create Value Our Performance in 2020 Governance Results in Detail About This Report CEMEX 2020 INTEGRATED REPORT 195

Cautionary statement regarding forward looking statements

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as "may," "assume," "might," "should," "could," "continue," "would," "can," "consider," "anticipate," "estimate," "expect," "envision," "plan," "believe," "foresee," "predict," "potential," "target," "strategy," "intend," "aimed" or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to:

- the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 ("COVID-19"), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services;
- the cyclical activity of the construction sector;
- our exposure to other sectors that impact our and our clients' businesses, such as, but not limited to, the energy sector;
- availability of raw materials and related fluctuating prices;
- competition in the markets in which we offer our products and services;
- general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations;
- the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations;
- our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our perpetual debentures;
- the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles;
- the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase;
- loss of reputation of our brands;
- our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our "Operation Resilience" strategy's goals;
- the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks;
- changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services;
- weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods;
- trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement;
- terrorist and organized criminal activities as well as geopolitical events;
- declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and
- natural disasters and other unforeseen events (including global health hazards such as COVID-19); and

Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission.

Company Overview | How We Create Value | Our Performance in 2020 | Governance | Results in Detail | About This Report
CEMEX 2020 INTEGRATED REPORT 196

Investor, Media and Sustainability Information

Exchange Listings

Bolsa Mexicana de Valores (BMV)
Mexico
Ticker Symbol: **CEMEXCPO**
Listed securities: **CPO**
(representing two Series A shares and one Series B share)

CX LISTED NYSE

New York Stock Exchange (NYSE)
United States
Ticker symbol: **CX**
Listed securities: **ADS**
(representing 10 CPOs)

Contact and Feedback

Corporate Communications and Public Affairs
corporate.communications@cemex.com

Media Relations Contact
mr@cemex.com
Phone: +52 (81) 8888-4327

Investor Relations Contact
ir@cemex.com
From the US: 1 877 7CX NYSE
From other countries:
+1 (212) 317-6000

Sustainability Contact
sd@cemex.com

Web Address
www.cemex.com

CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya 325
66265, San Pedro Garza Garcia,
N.L. Mexico
Tel: +52 (81) 8888-8888

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